


08002263

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Genmab A/S

*CURRENT ADDRESS Toldbodgade 33
1253 Copenhagen K
Denmark

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35188 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 5/1/08

(Unauthorized English translation)

(April 1, 2008)

Articles of Association

of

Genmab A/S

(CVR-nr. 21023884

Formerly A/S registration no.: 248.498)

Name, Registered Office and Objects

§ 1.

The name of the Company is Genmab A/S.

§ 2.

The registered office of the Company shall be in the municipality of Copenhagen.

§ 3.

The objects of the Company are to engage in medical research, production and sale of such products and related business.

The Company's Share Capital

§ 4.

The share capital of the Company equals DKK 44,583,648 divided into shares of DKK 1 each or any multiple hereof.

§ 4A.

The Board of Directors is until April 19, 2012 authorized to increase the nominal registered share capital on one or more occasions by up to nominally DKK 15,000,000 negotiable shares issued to the bearer that shall have the same rights as the existing shares of the Company. The capital increase can be made by cash or by non-cash payment and with or without pre-emption rights for the existing shareholders. Within the authorization to increase the share capital by DKK 15,000,000 shares, the Board of Directors may on one or more occasions and without pre-emption rights for the existing shareholders of the Company issue up to DKK 2,000,000 shares to employees of the Company and its subsidiaries by cash payment at market price or at a discount price as well as by the issue of bonus shares. No transferability restrictions or redemption obligations shall apply to the new shares which shall be negotiable instruments issued to the bearer. The new shares shall give right to dividends and other rights as determined by the Board in its resolution to increase the capital.

Warrants

§ 5.

Under four previous authorisations of February 25, 1999, January 20, 2000, May 23, 2000 and August 25, 2000 by the general meeting to issue warrants to subscribe shares (warrants) in the Company the Board of Directors and the Compensation Committee have issued warrants to subscribe for up to 845,000 of the Company's shares (adjusted as a consequence of the issue of bonus shares on August 25, 2000), each with a nominal value of DKK 1 to members of the Board of Directors (including the Chief Executive Officer); 800,000 shares (adjusted as a consequence of the issue of bonus shares on August 25, 2000), each with a nominal value of DKK 1 to the Company's senior management (excluding the Chief Executive Officer); 20,000 shares (adjusted as a consequence of the issue of bonus shares on August 25, 2000), each with a nominal value of DKK 1 to members of the Scientific Advisory Board; 624,000 shares (adjusted as a consequence of the issue of bonus shares on August 25, 2000), each with a nominal value of DKK 1 to the Company's employees and other consultants. All of these warrants have been exercised or have lapsed as non exercised. The terms and conditions for the issued warrants are set out in schedule A to these Articles of Association and are an integral part of these articles.

Under an authorisation of August 25, 2000 by the general meeting to issue warrants to subscribe shares in the Company the Board of Directors have issued warrants to subscribe for up to 212,500 of the Company's shares, each with a nominal value of DKK 1 to the employees of the Company and the employees of the Company's subsidiary. All of these warrants have been exercised or have lapsed as non exercised. The terms and conditions for the issued warrants are set out in schedule A to these Articles of Association and are an integral part of these articles.

Under the authorisation of August 25, 2000 by the General Meeting to issue warrants to subscribe shares in the Company (warrants) the Board of Directors have issued warrants to subscribe for up to 563,500 of the Company's shares, each with a nominal value of DKK 1 to the Company's senior management, employees, consultants and employees of the Company's subsidiary. All of these warrants have been exercised or have lapsed as non exercised. The decisions of the

Board of Directors are set out in schedule A to these Articles of Association and are an integral part of these articles.

Under the authorisation of August 25, 2000 by the General Meeting to issue warrants to subscribe shares in the Company (warrants), the Board of Directors have issued warrants to subscribe for up to 254,300 of the Company's shares, each with a nominal value of DKK 1 to the Company's senior management, employees, consultants and employees of the Company's subsidiary. All of these warrants have been exercised or have lapsed as non exercised. The decisions of the Board of Directors are set out in schedule A to these Articles of Association and are an integral part of these articles.

Under the authorisation of August 25, 2000 by the General Meeting to issue warrants to subscribe shares in the Company (warrants), the Board of Directors have issued warrants to subscribe for up to 84,000 of the Company's shares, each with a nominal value of DKK 1 to the Company's senior management, employees, consultants and employees of the Company's subsidiary. All of these warrants have been exercised or have lapsed as non exercised. The decisions of the Board of Directors are set out in schedule A to these Articles of Association and are an integral part of these articles.

Under the authorisation of August 25, 2000 by the General Meeting to issue warrants to subscribe shares in the Company (warrants), the Board of Directors have issued warrants to subscribe for up to 139,100 of the Company's shares, each with a nominal value of DKK 1 to the Company's senior management, employees, consultants and employees of the Company's subsidiary. All of these warrants have been exercised or have lapsed as non exercised. The decisions of the Board of Directors are set out in schedule A to these Articles of Association and are an integral part of these articles.

Under the authorisation of August 25, 2000 by the General Meeting to issue warrants to subscribe shares in the Company (warrants), the Board of Directors have issued warrants to subscribe for up to 75,000 of the Company's shares, each with a nominal value of DKK 1 to new members of the Board of Directors. All of these warrants have been exercised or have lapsed as non exercised. The decisions of the Board of Directors are set out in schedule A to these Articles of Association and are an integral part of these articles.

Under the authorisation of August 25, 2000 by the General Meeting to issue warrants to subscribe shares in the Company (warrants), the Board of Directors have issued warrants to subscribe for up to 18,750 of the Company's shares, each with a nominal value of DKK 1 to the Company's senior management, employees, consultants and employees of the Company's subsidiary. All of these warrants have been exercised or have lapsed as non exercised. The decisions of the Board of Directors are set out in schedule A to these Articles of Association and are an integral part of these articles.

Under the authorisation of August 25, 2000 by the General Meeting to issue warrants to subscribe shares in the Company (warrants), the Board of Directors have issued warrants to subscribe for up to 210,000 of the Company's shares, each with a nominal value of DKK 1 to the Company's employees, consultants and board members as well as its subsidiaries. All of these warrants have been exercised or have lapsed as non exercised. The decisions of the Board of Directors are set out in schedule A to these Articles of Association and are an integral part of these articles.

Under the authorisation of August 25, 2000 by the General Meeting to issue warrants to subscribe shares in the Company (warrants), the Board of Directors have issued warrants to subscribe for up to 414,925 of the Company's shares, each with a nominal value of DKK 1 to the Company's employees, consultants and board members as well as its subsidiaries. All of these warrants have been exercised or have lapsed as non exercised. The decisions of the Board of Directors are set out in schedule A to these Articles of Association and are an integral part of these articles.

§ 6.

[Deleted by the Board of Directors on August 30, 2005]

§ 6A.

By decision of the General Meeting on April 24, 2003 the Board of Directors was authorized to issue warrants to subscribe the Company's shares up to

a nominal value of DKK 500,000 and to increase the nominal registered share capital of the Company up to the nominal value of DKK 500,000 through cash payments in connection with the exercise of warrants. The authorization was originally granted for a period ending on April 23, 2008 but was by decision by the General Meeting on April 1, 2004 prolonged until March 31, 2009 as regards the issuance of the warrants in question and the related cash capital increases.

Further, by decision of the General Meeting on April 1, 2004 the Board of Directors is authorized to issue on one or more occasions additional warrants to subscribe the Company's shares up to a nominal value of DKK 1,250,000 and to make the related capital increases in cash up to a nominal value of DKK 1,250,000. This authorization shall remain in force for a period ending on March 31, 2009.

Moreover, by decision of the General Meeting on April 20, 2005 the Board of Directors is authorized to issue on one or more occasions warrants to subscribe the Company's shares up to a nominal value of DKK 2,500,000 and to make the related capital increases in cash up to a nominal value of DKK 2,500,000. This authorization shall remain in force for a period ending on April 19, 2010.

Moreover, by decision of the General Meeting on April 25, 2006 the Board of Directors is authorized to issue on one or more occasions warrants to subscribe the Company's shares up to a nominal value of DKK 1,200,000 and to make the related capital increases in cash up to a nominal value of DKK 1,200,000. This authorization shall remain in force for a period ending on April 24, 2011.

Moreover, by decision of the General Meeting on April 19, 2007 the Board of Directors is authorized to issue on one or more occasions warrants to subscribe the Company's shares up to a nominal value of DKK 1,000,000 and to make the related capital increases in cash up to a nominal value of DKK 1,000,000. This authorization shall remain in force for a period ending on April 19, 2012.

The authorizations entitle the Board of Directors to issue warrants to members of the Company's Board of Directors, the Company's employees and consultants as well as employees and consultants of the Company's subsidiaries in that it is noted that pursuant to the authorization originally granted on April 24, 2003 (as prolonged in accordance with the first full section of this Article 6A) no warrants can be granted to members of the Board of Directors or registered managers to whom warrants have previously been issued. The existing shareholders of the Company shall not have a right of pre-emption in connection

with the issue of warrants based on these authorizations. One warrant shall give the right to subscribe one share with a nominal value of DKK 1 at a subscription price per share determined by the Board of Directors which, however, shall be no less than the market price per share of the Company's shares at the time of issue.

The exercise period for the issued warrants shall be determined by the Board of Directors.

The Board of Directors is authorized to set out more detailed terms for the warrants that are to be issued based on these authorizations.

The existing shareholders of the Company shall not have a right of pre-emption in connection with issue of shares on the basis of warrants. The shares that are issued through the exercise of warrants shall have the same rights as existing shares cf. these Articles of Association

Under the authorisation of April 24, 2003 by the General Meeting to issue up to 500,000 warrants to subscribe shares in the Company the Board of Directors have on June 24, 2003 issued warrants to subscribe for up to 146,025 of the Company's shares, each with a nominal value of DKK 1 to the Company's employees and consultants as well as employees and consultants of its subsidiaries. 129,651 of these warrants had on April 1, 2008 been exercised. The decisions of the Board of Directors are set out in schedule B to these Articles of Association and are an integral part of these articles.

Under the authorisation of April 24, 2003 by the General Meeting to issue up to 500,000 warrants to subscribe shares in the Company the Board of Directors have on October 10, 2003 issued warrants to subscribe for up to 57,600 of the Company's shares, each with a nominal value of DKK 1 to the Company's employees and consultants as well as employees and consultants of its subsidiaries. All of these warrants had on April 1, 2008 been exercised. The decisions of the Board of Directors are set out in schedule B to these Articles of Association and are an integral part of these articles.

Under the authorisation of April 24, 2003 by the General Meeting to issue up to 500,000 warrants to subscribe shares in the Company the Board of Directors have on November 11, 2003 issued warrants to subscribe for up to 25,000 of the Company's shares, each with a nominal value of DKK 1 to a member of the Board of Directors. All of these warrants had on February 14, 2007 been

exercised. The decisions of the Board of Directors are set out in schedule B to these Articles of Association and are an integral part of these articles.

Under the authorisation of April 24, 2003 by the General Meeting to issue up to 500,000 warrants to subscribe shares in the Company, the Board of Directors have on December 4, 2003 issued warrants to subscribe for up to 7,250 of the Company's shares, each with a nominal value of DKK 1 to employees of its subsidiaries. All of these warrants had on February 14, 2007 been exercised. The decisions of the Board of Directors are set out in schedule B to these Articles of Association and are an integral part of these articles.

Under the authorisation of April 24, 2003 by the General Meeting to issue up to 500,000 warrants to subscribe shares in the Company and authorization of April 1, 2004 to issue 1,250,000 warrants, the Board of Directors has on April 1, 2004 issued warrants to subscribe for up to 68,750 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 68,750 related to the warrants issued. 42,525 of these warrants had on April 1, 2008 been exercised. The decisions of the Board of Directors are set out in schedule B to these Articles of Association and are an integral part of these articles.

Under the authorization of April 24, 2003 by the General Meeting to issue up to 500,000 warrants to subscribe shares in the Company and authorization of April 1, 2004 to issue 1,250,000 warrants, the Board of Directors has on August 3, 2004 issued warrants to subscribe for up to 730,550 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 730,550 related to the warrants issued. 65,700 of these warrants had on April 1, 2008 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 24, 2003 by the General Meeting to issue up to 500,000 warrants to subscribe shares in the Company and authorization of April 1, 2004 to issue 1,250,000 warrants, the Board of Directors has on September 22, 2004 issued warrants to subscribe for up to 33,575 of the Company's shares, each with a nominal value of DKK 1 to employees of the

Company and its subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 33,575 related to the warrants issued. 12,425 of these warrants had on November 21, 2007 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 24, 2003 by the General Meeting to issue up to 500,000 warrants to subscribe shares in the Company and authorization of April 1, 2004 to issue 1,250,000 warrants, the Board of Directors has on December 1, 2004 issued warrants to subscribe for up to 81,750 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 81,750 related to the warrants issued. 32,250 of these warrants had on June 1, 2007 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 24, 2003 by the General Meeting to issue up to 500,000 warrants to subscribe shares in the Company and authorization of April 1, 2004 to issue 1,250,000 warrants, the Board of Directors has on April 20, 2005 issued warrants to subscribe for up to 67,500 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 67,500 related to the warrants issued. 13,884 of these warrants had on September 18, 2007 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 1, 2004 by the General Meeting to issue up to 1,250,000 warrants to subscribe shares in the Company and authorization of April 20, 2005 to issue 2,500,000 warrants, the Board of Directors has on June 7, 2005 issued warrants to subscribe for up to 565,000 of the Company's shares, each with a nominal value of DKK 1 to officers and employees of the Company and its subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 565,000 related to the warrants issued. 28,343 of these warrants had on April 1, 2008 been exercised. The

decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 1, 2004 by the General Meeting to issue up to 1,250,000 warrants to subscribe shares in the Company and authorization of April 20, 2005 to issue 2,500,000 warrants, the Board of Directors has on August 10, 2005 issued warrants to subscribe for up to 307,000 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 307,000 related to the warrants issued. 26,644 of these warrants had on April 1, 2008 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 1, 2004 by the General Meeting to issue up to 1,250,000 warrants to subscribe shares in the Company and authorization of April 20, 2005 to issue 2,500,000 warrants, the Board of Directors has on September 21, 2005 issued warrants to subscribe for up to 7,250 of the Company's shares each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 7,250 related to the warrants issued. 1,250 of these warrants had on November 3, 2006 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 1, 2004 by the General Meeting to issue up to 1,250,000 warrants to subscribe shares in the Company and authorization of April 20, 2005 to issue 2,500,000 warrants, the Board of Directors has on December 1, 2005 issued warrants to subscribe for up to 23,250 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 23,250 related to the warrants issued. 5,462 of these warrants had on September 18, 2007 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 20, 2005 to issue 2,500,000 warrants, the Board of Directors has on March 2, 2006 issued warrants to subscribe

for up to 148,375 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 148,375 related to the warrants issued. 3.849 of these warrants had on June 1, 2007 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 20, 2005 to issue 2,500,000 warrants, the Board of Directors has on April 25, 2006 issued warrants to subscribe for up to 54,500 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 54,500 related to the warrants issued. 5,586 of these warrants had on June 1, 2007 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 20, 2005 to issue 2,500,000 warrants, the Board of Directors has on June 21, 2006 issued warrants to subscribe for up to 604,000 of the Company's shares, each with a nominal value of DKK 1 to members of the board of directors, managers and employees of the Company and its subsidiaries. The Board of Directors has at the same time resolved the necessary cash issue of shares in the amount of DKK 604,000 related to the warrants issued. 2,403 of these warrants had on November 21, 2007 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 20, 2005 to issue 2,500,000 warrants, the Board of Directors has on September 19, 2006 issued warrants to subscribe for up to 146,550 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board of Directors has at the same time resolved the necessary cash issue of shares in the amount of DKK 146,550 related to the warrants issued. 2,749 of these warrants had on November 21, 2007 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 20, 2005 to issue 2,500,000 warrants, the Board of Directors has on December 13, 2006 issued warrants to

subscribe for up to 80,500 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board of Directors has at the same time resolved the necessary cash issue of shares in the amount of DKK 80,500 related to the warrants issued. None of these warrants to subscribe shares have been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 20, 2005 to issue 2,500,000 warrants, the Board of Directors has on April 19, 2007 issued warrants to subscribe for up to 372,400 of the Company's shares, each with a nominal value of DKK 1 to members of the board of directors and employees of the Company and its subsidiaries. The Board of Directors has at the same time resolved the necessary cash issue of shares in the amount of DKK 372,400 related to the warrants issued. None of these warrants to subscribe shares have been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorizations of April 20, 2005 to issue 2,500,000 warrants and of April 25, 2006 to issue 1,200,000 warrants, the Board of Directors has on June 27, 2007 issued warrants to subscribe for up to 826,045 of the Company's shares, each with a nominal value of DKK 1 to members of the board of directors, managers and employees of the Company and its subsidiaries. The Board of Directors has at the same time resolved the necessary cash issue of shares in the amount of DKK 826,045 related to the warrants issued. None of these warrants to subscribe shares have been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 25, 2006 to issue 1,200,000 warrants, the Board of Directors has on October 4, 2007 issued warrants to subscribe for up to 188,900 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board of Directors has at the same time resolved the necessary cash issue of shares in the amount of DKK 188,900 related to the warrants issued. None of these warrants to subscribe shares have been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 25, 2006 to issue 1,200,000 warrants, the Board of Directors has on December 13, 2007 issued warrants to subscribe for up to 132,030 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board of Directors has at the same time resolved the necessary cash issue of shares in the amount of DKK 132,030 related to the warrants issued. None of these warrants to subscribe shares have been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

§ 7.

The shares are issued to the bearer and they may be entered in the name of their holders in the Company's Register of Shareholders. Until the board decides otherwise the register of shareholders shall be kept by VP Investor Services A/S (VP Services A/S), currently located at Helgeshøj Allé 61, P.O. Box 20, 2630 Taastrup, which has been designated as the Company's registrar.

No restrictions shall apply to the transferability of the shares. The shares shall be negotiable instruments.

No shares shall confer any special rights upon the holder, and no shareholder shall be under an obligation to allow his shares to be redeemed.

§ 8.

The shares shall be issued through the Danish Securities Centre (in Danish: "Værdipapircentralen"). The distribution of dividends etc. shall be subject to the rules of the Danish Securities Centre.

The General Meeting

§ 9.

The Company's General Meetings shall be held in the municipality of Copenhagen or in the greater Copenhagen area.

Ordinary General Meetings shall be held each year not later than 4 months after the end of the financial year.

Extraordinary General Meetings shall be held when resolved by the Board of Directors or one of the Company's auditors, or when the Board of Directors is so requisitioned in writing by shareholders holding not less than one-tenth of the Company's share capital. When so requisitioned the Board of Directors shall within 2 weeks convene an extraordinary General Meeting by giving the shortest possible notice.

The Board of Directors shall call the General Meeting with no less than 2 weeks' notice and not more that 4 weeks' notice by advertisements inserted in no less than one Danish nationwide newspaper and in the computer information system of the Danish Commerce and Companies Agency. The length of the notice shall be reckoned from the first advertisement. General meetings shall moreover be convened by sending a notice in writing to all shareholders having so requested, to the address indicated to the Company. The length of the notice shall be reckoned from the first advertisement. General Meetings shall moreover be convened be sending a notice in writing to all shareholders entered in the Company's Register of Shareholders having so requested, to the address indicated to the Company.

The notice shall include the agenda and specify the place and the date of the meeting and an indication of the essentials of any proposed adoptions to the articles.

In order to be transacted at the annual General Meeting, resolutions proposed by the shareholders shall be submitted to the Board of Directors no less than 4 weeks prior to the date of the annual General Meeting.

§ 10.

No later than eight days prior to the General Meeting the agenda and the complete proposals to be proposed at a General Meeting shall be made open to inspection by the shareholders at the Company's office. As regards the ordinary annual General Meeting the documents to be made open for inspection shall include the audited Annual Report.

At the Ordinary General Meeting the following business shall be transacted:

1. Report of the Board of Directors on the Company's activities during the year.
2. Presentation of the audited Annual Report for approval and the discharge of the Board of Directors and the Management.
3. Decision as to the appropriation of profit or settlement of deficit according to the approved Annual Report.
4. Election of members of the Board of Directors.
5. Election of auditor.
6. Proposals from the Board of Directors and/or the shareholders, if any.

§ 11.

Each share of DKK 1 entitles the shareholder to one vote.

Only shareholders having obtained admission cards in due time shall be entitled to vote. The voting rights attached to shares acquired by transfer shall moreover be subject to the shareholder having been entered in the Register of Shareholders no later than at the time when the General Meeting is convened, or the shareholder having registered and documented his acquisition at the above time at the latest.

All shareholders shall be entitled to attend a General Meeting after having submitted a request for an admission card no later than five days prior to the date of the meeting. Admission cards shall be issued to shareholders entered in the Company's Register of Shareholders, or against presentation of a custody account statement from the Danish Securities Centre or the account-holding bank to substantiate the shareholding, dated within the last eight days.

Shareholders may appear in person or by proxy, and shall be entitled to bring an advisor. Voting rights may be exercised under the instrument of proxy subject to the proxy, against the delivery of the instrument of proxy, having obtained an admission card to appear on behalf of the shareholder issuing the instrument. The holder of the proxy shall present a dated instrument of proxy. Instruments of proxy may not be issued for a period exceeding one year and may be issued for one General Meeting only.

§ 12.

The Board of Directors shall appoint a chairman to preside at the General Meeting. The chairman shall decide all matters relating to the transaction of business and voting, including the issue of whether a written poll shall be taken.

Unless otherwise provided by the Companies Act all business transacted at General Meetings shall be resolved upon a simple majority of votes.

Unless the Companies Act otherwise provides, the adoption of any resolution to alter the Company's Articles of Association or wind up the Company shall be subject to the affirmative vote of not less than two thirds of the votes cast as well as of the voting share capital represented at the General Meeting.

Minutes of the proceedings of the General Meeting shall be entered into a minute book, which shall be signed by the chairman of the meeting.

Board of Directors and Management

§ 13.

A Board of Directors with a minimum of three (3) and a maximum of nine (9) members, elected at the General Meeting, shall manage the Company.

The Board of Directors shall be classified with respect to the duration of the term which they severally hold office into three classes as nearly equal in number as possible.

Such classes shall originally consist of one class of directors ("Class I") who shall be elected at the annual General Meeting held in 2001 for a term expiring at the annual General Meeting to be held 2004; a second class of directors ("Class II") who shall be elected at the annual General Meeting held in 2001 for a term expiring at the annual General Meeting to be held in 2003; and a third class of directors ("Class III") who shall be elected at the annual General Meeting in 2001 for a term expiring at the annual General Meeting to be held in 2002. The shareholders shall increase or decrease the number of Directors, in order to ensure that the three classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other Director. At each annual General Meeting beginning in 2002, the successors of the class of directors whose term expires at that meeting shall be elected to hold office

for a term expiring at the annual General Meeting held in the third year following the year of their election.

No Directors shall be entitled to be on the board after the first annual General Meeting in the calendar year in which the member attains the age of 75. For as long as Lisa N. Drakeman maintains her position as Chief Executive Officer of the Company she is appointed as member of the Board of Directors.

The Board of Directors shall elect one of its members as chairman of the Board.

The specific rules governing the activities of the Board of Directors shall be laid down in rules of procedure drawn up by the Board.

The Board of Directors shall form a quorum when more than half of its members are present.

The business of the Board of Directors shall be resolved upon by a simple majority of votes.

The Board of Directors shall receive an annual remuneration the size of which shall be stated in the Annual Report.

§ 14.

The chairman of the Board of Directors shall ensure that the Board of Directors meets whenever required. A member of the Board of Directors or a member of the Management may demand that a meeting of the Board of Directors be convened.

Minutes of the proceedings of the Board of Directors shall be entered into a minute book, which shall be signed by all attending members of the Board of Directors.

The Board of Directors shall appoint 1-5 registered managers in charge of the day-to-day operations of the Company. The Board of Directors may grant powers of procure and determine rules as to who shall be authorized to sign for the Company in relation to banks etc.

Authority to Bind the Company

§ 15.

The Company shall be bound by the joint signature of a member of the Board of Directors and a member of the Management or by two members of the Board of Directors.

Accounting and Auditing

§ 16.

The accounting year of the Company shall be the calendar year.

§ 17.

The Company's accounts shall be audited by one or more state authorized public accountants elected by the ordinary General Meeting for one year at a time.

§ 18.

The Company's accounts shall give a true and fair view of the Company's assets and liabilities, of its financial position, and profit and loss, in accordance with Danish financial reporting rules, international financial reporting standards (IFRS) and possibly US GAAP.

Schedule A

Under authorisations by the General Meeting of February 25, 1999, and January 20, 2000 and May 23, 2000 and August 25, 2000 the Board of Directors and the Compensation Committee have as of June 28, 2002 granted warrants to employees, members of the Board of Directors and members of the Scientific Advisory Board conferring on them the right to subscribe for shares in the Company as follows:

Employees, Management (excluding the Chief Executive Officer) and external consultants

The Board of Directors issued on February 11, 2000 warrants with the right to subscribe 259,500 ordinary shares (adjusted as a consequence of the issue of bonus shares on August 25, 2000) each with a nominal value of DKK 1 at a price of DKK 48.90.

The Board of Directors issued on March 15, 2000 warrants with the right to subscribe 75,000 ordinary shares (adjusted as a consequence of the issue of bonus shares on August 25, 2000) each with a nominal value of DKK 1 at a price of DKK 48.90.

The Board of Directors issued on June 26, 2000 warrants with the right to subscribe 200,500 ordinary shares (adjusted as a consequence of the issue of bonus shares on August 25, 2000) each with a nominal value of DKK 1 at a price of DKK 59.70.

The Board of Directors issued on July 31, 2000 warrants with the right to subscribe 695,500 ordinary shares (adjusted as a consequence of the issue of bonus shares on August 25, 2000) each with a nominal value of DKK 1 at a price of DKK 59.70.

The Board of Directors issued on December 6, 2000 warrants with the right to subscribe 203,500 ordinary shares each with a nominal value of DKK 1 at a price of DKK 300.

The Board of Directors issued on March 6, 2001 warrants with the right to subscribe 212,500 ordinary shares each with a nominal value of DKK 1 at a price of

DKK 222. The price has by decision by the Board of Directors of July 30, 2001 been changed to 148.

The Board of Directors issued on July 30, 2001 warrants with the right to subscribe 563,500 ordinary shares each with a nominal value of DKK 1 at a price of DKK 165.

The Board of Directors issued on November 7, 2001 warrants with the right to subscribe 253,300 ordinary shares each with a nominal value of DKK 1 at a price of DKK 117.5.

The Board of Directors issued on December 5, 2001 warrants with the right to subscribe 84,000 ordinary shares each with a nominal value of DKK 1 at a price of DKK 116.

The Board of Directors issued on February 15, 2002 warrants with the right to subscribe 139,100 ordinary shares each with a nominal value of DKK 1 at a price of DKK 190.

The Board of Directors issued on March 20, 2002 warrants with the right to subscribe 18,750 ordinary shares each with a nominal value of DKK 1 at a price of DKK 183.

The Board of Directors issued on June 28, 2002 warrants with the right to subscribe 204,000 ordinary shares each with a nominal value of DKK 1 at a price of DKK 139.50.

The Board of Directors issued on September 26, 2002 warrants with the right to subscribe 409,925 ordinary shares each with a nominal value of DKK 1 at a price of DKK 33.70.

Members of the Board of Directors

The Board of Directors issued on February 11, 2000 warrants with the right to subscribe 220,000 ordinary shares (adjusted as a consequence of the issue of bonus shares on August 25, 2000) each with a nominal value of DKK 1 at a price of DKK 48.90.

The Board of Directors issued on June 26, 2000 warrants with the right to subscribe 115,000 ordinary shares (adjusted as a consequence of the issue of bonus shares on August 25, 2000) each with a nominal value of DKK 1 at a price of DKK 59.70.

The Board of Directors issued on July 31, 2000 warrants with the right to subscribe 395,000 ordinary shares (adjusted as a consequence of the issue of bonus shares on August 25, 2000) each with a nominal value of DKK 1 at a price of DKK 59.70.

The Board of Directors issued on December 6, 2000 warrants with the right to subscribe 105,000 ordinary shares each with a nominal value of DKK 1 at a price of DKK 300.

The Board of Directors issued on November 7, 2001 warrants with the right to subscribe 1,000 ordinary shares each with a nominal value of DKK 1 at a price of DKK 117.5.

The Board of Directors issued on March 7, 2002 warrants with the right to subscribe 75,000 ordinary shares each with a nominal value of DKK 1 at a price of DKK 196.

The Board of Directors issued on June 28, 2002 warrants with the right to subscribe 1,000 ordinary shares each with a nominal value of DKK 1 at a price of DKK 139.50.

The Board of Directors issued on September 26, 2002 warrants with the right to subscribe 5,000 ordinary shares each with a nominal value of DKK 1 at a price of DKK 33.70.

Members of Scientific Advisory Board

The Board of Directors issued on June 26, 2000 warrants with the right to subscribe 10,000 ordinary shares (adjusted as a consequence of the issue of bonus shares on August 25, 2000) each with a nominal value of DKK 1 at a price of DKK 59.70.

The Board of Directors issued on July 31, 2000 warrants with the right to subscribe 10,000 ordinary shares (adjusted as a consequence of the issue of bonus shares on August 25, 2000) each with a nominal value of DKK 1 at a price of DKK 59.70.

The Board of Directors issued on June 28, 2002 warrants with the right to subscribe 5,000 ordinary shares each with a nominal value of DKK 1 at a price of DKK 139.50.

All warrants to employees, members of the Board of Directors and the Scientific Advisory Board have been issued on the following terms and conditions:

Allotment of warrants to the Owner is free of charge.

One warrant entitles the Owner to subscribe for one ordinary share of a nominal value of DKK 1 of at least DKK [price per share] (the "Exercise Price").

Half of the granted warrants can be exercised one (1) year after the date of allotment and the second half of the granted warrants can be exercised two (2) years after the date of allotment and thereafter for a period of up to three (3) years (the "Exercise Period").

Warrants are exercised by the Owners sending a written request to the board of directors of the Company for the issue of new shares to these shareholders.

The exercise of warrants is not conditional upon the Owner being employed by/affiliated to the Company at the time when a written request is sent to the Board of Directors.

In the event of the Company terminating the employment/consultancy contract with the Owner or in the event of the Owner terminating the employment/consultancy contract with the Company within 4 years from the date of commencement, the Owner shall be entitled to keep 25% of the shares – subscribed for on the basis of the warrant allotted – for each year that the employment/consultancy contract has been in force:

- In the event of termination before the employment/consultancy contract has been in force for 1 year, the Owner shall be obliged to sell back to the Company all the shares subscribed. Employees/consultants in Genmab B.V. shall only be obliged to sell back 95% of the shares subscribed.

- In the event of termination when the employment/consultancy contract has been in force between 1 and 2 years, the Owner shall be obliged to sell back to the Company 75% of the shares subscribed.

- In the event of termination when the employment/consultancy contract has been in force between 2 and 3 years, the Owner shall be obliged to sell back to the Company 50% of the shares subscribed.

- In the event of termination when the employment/consultancy contract has been in force between 3 and 4 years, the Owner shall be obliged to sell back to the Company 25% of the shares subscribed.

- In the event of termination when the employment/consultancy contract has been in force for more than 4 years, the Owner shall be entitled to keep all the shares subscribed.

The purchase price for the shares shall be fixed at the Owner's Exercise Price paid to the Company.

In case of grant of warrants not carried out in connection with the commencement of the employment/ consultancy agreement, i.e. later grants, the above vesting periods in respect of these later granted warrants shall be calculated from the date of such later grant and not the commencement of the employment/consultancy agreement. In the event of termination within 1 year after grant, the Owner shall be obliged to sell back to the Company all the shares subscribed and so forth.

The Owner shall not be obliged or entitled to sell back his or her shares to the Company in instances where the Company terminates the employment/consultancy contract with the Owner without the Owner having given the Company good reason to do so or where the Owner terminates the employment/consultancy contract as a result of breach on the part of the Company.

The Owner shall not be obliged to sell back his or her shares to the Company in case of a direct or indirect transfer of shares in the Company which entails that the acquirer achieves either one or more of the below mentioned:

1) holds the majority of voting rights in the Company,
2) becomes entitled to appoint or dismiss a majority of the company's members of the Board of Directors,
3) obtains the right to exercise a controlling influence over the Company according to the articles of association or otherwise in agreement with the Company,
4) according to agreement with other shareholders will control the majority of voting rights in the Company or
5) will be able to exercise a controlling influence over the Company and will possess more than one third of the voting rights.

Termination means the expiry of the term of notice applicable to the employment/consultancy contract irrespective of whether the Owner ceases to work in/for the Company at an earlier date.

Existing shareholders of the Company do not have a right of pre-emption to the shares issued on the basis of the Owner's exercise of a warrant.

The shares are issued to the bearer.

The warrants issued are non-transferable. However, the Owner may transfer his/her Warrants to a company that is wholly-owned (100%) by the Owner him/herself. In such case the receiving company's rights will be identical to those of the Owner. The Board of Directors can on a case-by-case basis decide that a warrant holder can transfer his or her warrants to a third party. The Board of Directors will determine the conditions for such transfer on a case-by-case basis.

At the request of the Owner, the Board of Directors of the Company shall issue certificates concerning the Owner's right to warrants.

Where the warrants are not exercised within the period stated, they shall lapse without any separate consideration or other compensation.

The issue of bonus shares in the Company before the commencement of the Exercise Period results in an adjustment of the number of granted warrants so that the Owner is compensated for not having received bonus shares for the shares that can be subscribed for on the basis of the warrants issued. The adjustment is made with effect from the date when the resolution to issue bonus shares is passed but is conditional upon registration with the Danish Commerce and Companies Agency. The adjustment is made by the thereto applicable number of granted warrants being divided by the following fraction (adjustment factor ("J")):

$$J = \frac{a}{(a + b)}$$

where a =	number of shares before the issue of bonus shares
where b =	number of shares by which the share capital has been increased.

The number of granted warrants at which the Owner is entitled to subscribe for shares on the basis of the warrants issued is divided by (J).

Example:

(a) Number of shares before the issue of bonus shares: 100.

(b) Number of shares by which the share capital has been increased: 900.

$$J = \frac{100}{(100 + 900)}$$

$$= 0.10$$

The number of granted warrants (e.g.) 100 is divided with (J), i.e. 100/0.10 = 1,000.

Further, the Exercise Price shall be adjusted by multiplying the thereto applicable Exercise Price with (J), i.e. [price per share] x 0.10 = [adjusted price per share].

In respect of Warrants to employees and members of the Board of Directors issued on February 11 and March 15, 2000 and on 6 March 2001 and later the following terms and conditions apply in addition:

A. Adjustment of the Exercise Price in connection with a capital increase

(i) Capital increases in the Company at the market price do not result in an adjustment of the Exercise Price. The same applies in connection with the issue of employee shares (i.e. exercise of warrants granted to employees, board members etc.) irrespective of whether such shares are issued at a favourable price.

(ii) Capital increases in the Company before the commencement of the Exercise Period at a favourable price result in an adjustment of the Exercise Price so that the Owner is compensated for having no right of pre-emption in relation to the shares that can be subscribed for on the basis of the warrants issued. The

adjustment of the Exercise Price is made with effect as at the date when a resolution is passed to increase the capital, but is conditional upon subsequent registration of the capital increase with the Danish Commerce and Companies Agency. The adjustment is made by the applicable Exercise Price being multiplied by the following fraction (adjustment factor ("J")):

$$J = \frac{(a \times p) + (b \times q)}{(a + b) \times p}$$

where a = share capital before the new issue

where b = shares offered for the new issue

where p = share price before the new issue

where q = price at which the new shares are subscribed for.

The Exercise Price at which the warrants issued entitles the Owner to subscribe for shares is multiplied by (J).

Example:

(a) Share capital before the new issue 500.

(b) Shares offered for the new issue 100.

(p) Share price before the new issue 200.

(q) Price at which the new shares are subscribed for 100.

$$J = \frac{(500 \times 200) + (100 \times 100)}{(500 + 100) \times 200}$$

$$= 0.917$$

The Owner and the Company must jointly seek to reach agreement on the fixing of the share price before the new issue (p) on the basis of the Company's net asset value as calculated on the basis of the most recent accounts available. Where agreement cannot be reached, the share price before the new issue must be fixed by a valuer on the basis of the procedure laid down below.

B. Adjustment of the Exercise Price in connection with a capital decrease

(i) Where the Company's share capital is decreased through a proportionate write down of all shares against payment of an amount that is higher than the market price of the shares (per share) to the shareholders at a date that is prior to the commencement of the Exercise Period, the Exercise Price is to be adjusted so that the Owner is compensated for not having received any payment for the shares that could theoretically have been subscribed for on the basis of the warrants issued. The adjustment is made with effect from the date when the resolution to reduce the capital is passed, but is conditional upon final registration of the capital decrease with the Danish Commerce and Companies Agency. The adjustment is made by the thereto applicable Exercise Price being multiplied by the following fraction (adjustment factor ("J")):

$$J = \frac{(a \times p) \div (b \times q)}{(a \div b) \times p}$$

where a = share capital before the capital decrease
where b = the nominal decrease in the share capital
where p = the share price before the capital decrease (cf. the principle of item A (ii) above)
where q = price at which dividend is payable.

(ii) Where the capital is decreased to cover a loss through cancellation of the Company's own shares or in any other lawful manner without payment to all shareholders, the Exercise Price is not adjusted.

(iii) Where during a single year, the Company resolves to pay a dividend of more than DKK 0.10 per share at DKK 1, the surplus amount shall be regarded as dividend to the shareholders that results in an adjustment of the Exercise Price. The adjustment can be made on the basis of the formula shown under item B (i), "q" having, however, the following meaning:

q = index of the total amount paid out to the shareholders, an amount corresponding to 10% dividend to all shareholders equalling index 100.

C. Adjustment of the Exercise Price in connection with the issue of warrants and convertible bonds

(i) The issue of warrants or convertible bonds without a right of pre-emption for the existing shareholders, including the issue of warrants and convertible bonds to the employees at a favourable price does not result in any adjustment of the Exercise Price.

(ii) The issue of convertible bonds with a right of pre-emption for the existing shareholders that is resolved before the commencement of the Exercise Period results in an adjustment of the Exercise Price so that the Owner is compensated for having no right of pre-emption to convertible bonds.

(iii) The adjustment in pursuance of item C (ii) is made with effect from the date when the resolution to issue convertible bonds is passed, but is conditional upon registration of the resolution with the Danish Commerce and Companies Agency. The new Exercise Price is arrived at by multiplying the thereto applicable Exercise Price by the following fraction (adjustment factor ("J")):

$$J = \frac{(a \times p) + (b \times q)}{(a + b) \times p}$$

where a = share capital before the new issue

where b = the share amount to which the convertible loan may be converted on the basis of the conversion price fixed in connection with the offer

where p = the share price before the new issue (cf. the principle of item A (ii) above)

where q = the conversion price fixed for the convertible bond loan multiplied by the issue price of the loan divided by 100.

The Exercise Price at which the warrants issued entitle the Owner to subscribe for shares is multiplied by (J).

(iv) Where the capital is increased as a result of the Owners' subsequent exercise of the conversion right carried by the convertible bonds issued, this does not result in an adjustment of the Exercise Price.

D. Merger

(i) Where a final resolution is passed prior to the commencement of the Exercise Period to merge the Company with one or more other companies - with the Company as the absorbing company and against payment to the shareholders of the company or companies to be wound up by way of shares in the Company - no adjustment is made of the Exercise Price.

(ii) Where a merger, as mentioned in item D (i), takes place, with a company other than the Company as the absorbing company, the warrant of the Owner is changed into a right to subscribe for new shares in the absorbing company. The Exercise Price applicable at the time of the merger is adjusted on the basis of the conversion ratio applicable between the Company's shares and the shares of the absorbing company at the time of the merger. For the period after the merger, this adjusted Exercise Price is adjusted in accordance with the rules otherwise contained in this Warrant Scheme.

(iii) In so far as cash amounts or any other assets are paid out to the shareholders of the Company in connection with a merger without this being directly subject to item B, the entire amount thus paid out (or the value of assets paid out) shall be regarded as extraordinary dividend and result in an adjustment of the Exercise Price in pursuance of item B (iii). It should be pointed out that in connection with such an adjustment no deduction shall be made for the maximum dividend of 10% prior to the adjustment being made. The Exercise Price thus changed is thereafter to be adjusted for the merger itself where the merger is otherwise subject to item D (ii).

E. Dissolution of the Company

(i) Warrants that have not been exercised automatically lapse in the event of the liquidation of the Company. The lapse becomes effective when the general meeting has adopted the final liquidation accounts.

(ii) Upon the liquidation of the Company, the Owner holding any warrants that have not been exercised, will not receive any share of the liquidation proceeds,

but will instead receive repayment of a proportionate share of the payment made in connection with the allotment of warrants (in the present case, the Owner has not made any payment, and therefore there will be no proportionate repayment). In this situation, repayment is to be effected immediately prior to payment of the liquidation proceeds to the shareholders. No interest is added to the amount that is repaid to the Owner in accordance with this provision.

(iii) Prior to the lapse of warrants that have not been exercised in pursuance of item E (i), the Company shall give the Owner the possibility of exercising the remaining warrants, so that the shares subscribed on account of the exercise of the warrant receive a proportionate share of the liquidation proceeds on equal terms with the existing shareholders.

F. Division

(i) Where a resolution is passed prior to the commencement of the Exercise Period to divide the Company so that assets and liabilities as a whole are transferred to several existing or newly set up public or private limited companies against payment to the Company's shareholders, warrants that have not been exercised shall, according to the Company's choice, be transferred to one of the new companies or be distributed proportionately among the new companies. In the latter situation, the distribution shall be made in the same proportion as that in which the Company's shareholders receive shares in the new companies to replace shares of the Company. After such a division, the right to subscribe for shares on the basis of the warrants that have not been exercised shall remain in existence as a right to subscribe for shares in the company that has taken over such an obligation after the division.

(ii) In the event of a division where the Company remains in existence concurrently with the Company transferring some of its assets and liabilities to one or more existing or newly set up public or private limited companies, the right to warrants shall be maintained as a right to warrants in the Company.

(iii) In the event of a division in pursuance of item F (i) or F (ii), the Exercise Price shall be adjusted. Where the Owner acquires a right to subscribe for shares in more than one company on the basis of the warrants issued, an Exercise

Price shall be fixed for each company. The adjustment shall be made in accordance with item G below.

(iv) The rules on division do not apply to a demerger where certain assets and/or liabilities of the Company are divested by the Company into a subsidiary without payment to the shareholders of the Company. No adjustment is made of the Exercise Price in the event of such a demerger.

G. Other adjustments of the Exercise Price

(i) Where changes occur in the Company of a similar nature with a similar effect for the Owner as mentioned in items B – F, including changes in the nominal value of the shares, an adjustment shall be made of the conversion price even though this is not directly provided for by items B – F.

(ii) The adjustment shall be made as soon as possible after the implementation of the relevant change and as far as possible according to the principles that appear from items B - F and otherwise in such a manner that the commercial value of the warrants issued as estimated by the Company after the relevant change will as far as possible correspond to the commercial value of the warrants issued as estimated by the Company immediately prior to the change.

(iii) The Owner is entitled to demand that the estimate made by the Company in pursuance of item G (ii) of the commercial value of the warrants that have not been exercised before and after the change in question be subjected to a valuation by a special expert valuer appointed by the Institute of State Authorised Public Accountants. On the other hand, the question whether a situation that is subject to item G (i) exists cannot be presented to the valuer.

(iv) A demand for a valuation in pursuance of item G (iii) must be made by the Owner to the Company not later than two weeks after the Owner has been notified of the Company's estimate in pursuance of item G (ii). Thereafter, an endeavour must be made to have the valuation made as quickly as possible.

(v) Where a valuer is appointed in pursuance of item G (ii), and the valuer's valuation of the commercial value of the exercise of the warrants that have not been exercised before and after the change in question results in an adjustment of the Exercise Price, the valuation of the valuer shall be used as a basis for the adjustment of the Exercise Price.

(vi) The valuation of the valuer is binding on both the Owner and the Company and cannot be brought before the courts. The costs of the valuation shall be borne by the Owner and the Company each paying half of the costs irrespective of the outcome of the valuation.

Schedule B

Under authorisation by the General Meeting of April 24, 2003 and April 1, 2004 the Board of Directors has as of April 1, 2004 granted warrants to subscribe for shares in the Company as follows:

Employees and consultants

The Board of Directors issued on June 24, 2003 146,025 warrants with the right to subscribe 146,025 ordinary shares each with a nominal value of DKK 1 at a price of DKK 37 to employees and consultants of the Company as well as employees and consultants of the Company's subsidiaries.

The Board of Directors issued on October 10, 2003 57,600 warrants with the right to subscribe 57,600 ordinary shares each with a nominal value of DKK 1 at a price of DKK 62.50 to employees and consultants of the Company as well as employees and consultants of the Company's subsidiaries.

The Board of Directors issued on December 4, 2003 7,250 warrants with the right to subscribe 7,250 ordinary shares each with a nominal value of DKK 1 at a price of DKK 51.50 to employees and consultants of the Company's subsidiaries.

The Board of Directors issued on April 1, 2004 68,750 warrants with the right to subscribe 68,750 ordinary shares each with a nominal value of DKK 1 at a price of DKK 86 to employees of the Company and its subsidiaries.

Members of the Board of Directors

The Board of Directors issued on November 11, 2003 25,000 warrants with the right to subscribe 25,000 ordinary shares each with a nominal value of DKK 1 at a price of DKK 59.00 to a member of the Board of Directors.

All warrants have been issued on the following terms and conditions:

Allotment of warrants to the owner (the "Owner") is free of charge.

One warrant entitles the Owner to subscribe for one ordinary share in the Company of a nominal value of DKK 1 at a price per share determined by the Company's Board of Directors at the time of issue which, however, shall be no less

than the market price per share of the Company's shares at the time of issue (the "Exercise Price").

(i) Half of the granted warrants can be exercised one (1) year after the date of allotment and the second half of the granted warrants can be exercised two (2) years after the date of allotment and thereafter for a period of up to three (3) years it being noted, however, that in no event may warrants issued before April 1, 2004 be exercised later than April 23, 2008.

(ii) In case of a take-over as described below (the following section: "*The Owner cannot be required to sell back his or her shares to the Company following a direct or indirect transfer of shares in the Company . . . more than one third of the voting rights.*"), all warrants issued to the Owner become exercisable, it being noted, however, that in no event may warrants issued before April 1, 2004 be exercised later than April 23, 2008 and it being further noted that for Owners who prior to such event have received/given notice of termination of their employment/consultancy relationship will only be able to exercise the (typically lower) amount of their warrants that corresponds to the number of shares which the Company cannot require be sold back to the Company in accordance with the vesting schedule below.

(The applicable period above is hereinafter referred to as the "Exercise Period").

Where the warrants are not exercised within the period stated, they shall lapse without any separate consideration or other compensation.

Warrants are exercised by the Owners sending a written request to the board of directors of the Company for the issue of new shares.

The exercise of warrants is not conditional upon the Owner being employed by/affiliated to the Company (or any of its subsidiaries) at the time when a written request is sent to the Board of Directors.

In the event of the Company (or any of its subsidiaries) terminating the employment/consultancy contract with the Owner or in the event of the Owner terminating the employment/consultancy contract with the Company (or any of its subsidiaries) within 4 years from the date of commencement of the employment/consultancy contract, the Owner shall be entitled to keep 25% of the shares – subscribed for on the basis of the warrants allotted – for each year that

the employment/consultancy contract has been in force as set forth in the following vesting schedule:

- In the event of termination before the employment/consultancy contract has been in force for 1 year, the Owner may be required to sell back to the Company all the shares subscribed. Employees/consultants of Genmab B.V. shall only be obliged to sell back 95% of the shares subscribed.

- In the event of termination when the employment/consultancy contract has been in force between 1 and 2 years, the Owner can be required to sell back to the Company 75% of the shares subscribed.

- In the event of termination when the employment/consultancy contract has been in force between 2 and 3 years, the Owner can be required to sell back to the Company 50% of the shares subscribed.

- In the event of termination when the employment/consultancy contract has been in force between 3 and 4 years, the Owner can be required to sell back to the Company 25% of the shares subscribed.

- In the event of termination when the employment/consultancy contract has been in force for more than 4 years, the Owner shall be entitled to keep all the shares subscribed.

The Company's purchase price for the shares shall be fixed at the Owner's Exercise Price paid to the Company.

Termination means the expiry of the term of notice applicable to the employment/consultancy contract irrespective of whether the Owner ceases to work in/for the Company or any of its subsidiaries at an earlier date.

In case of grant of warrants not awarded in connection with the commencement of the employment/ consultancy agreement, i.e. later grants, the above vesting periods in respect of these later granted warrants shall be calculated from the date of such later grant and not the commencement of the employment/consultancy agreement in which case, in the event of termination within 1 year after grant, the Owner can be required to sell back to the Company all the shares subscribed and so forth.

The Owner cannot be required to sell back his or her shares to the Company in the following instances: (i) where the Company or any of its subsidiaries terminates the employment/consultancy contract with the Owner without the Owner having given the Company good reason to do so (For employees/consultants whose employment/consultancy relationship is governed by Dutch law: "*dwingende redenen voor ontslag*") or (ii) where the Owner terminates the employment/consultancy contract as a result of breach on the part of the Company or any of its subsidiaries or (iii) where the employment/consultancy relationship is terminated as a result of the Owner's death or sickness.

The Owner cannot be required to sell back his or her shares to the Company following a direct or indirect transfer of shares in the Company which entails that the acquirer achieve either one or more of the below mentioned:

1) holds the majority of voting rights in the Company,
2) becomes entitled to appoint or dismiss a majority of the company's members of the Board of Directors,
3) obtains the right to exercise a controlling influence over the Company according to the articles of association or otherwise in agreement with the Company,
4) according to agreement with other shareholders will control the majority of voting rights in the Company or
5) will be able to exercise a controlling influence over the Company and will possess more than one third of the voting rights.

For Owners who prior to such take-over (as specified above) have received/given notice of termination of their employment/consultancy the protection above against the possible requirement of selling back shares to the Company shall only apply to those parts of the shares that the Owner would be entitled to keep in accordance with the vesting schedule above.

Existing shareholders of the Company do not have a right of pre-emption to the shares issued on the basis of the Owner's exercise of a warrant.

The shares are issued to the bearer.

The warrants issued are non-transferable, however, transfer can be made to heirs in case of the Owner's death. Furthermore, the Owner – apart from Owners subject to the Danish Ligningslovens §7H - may transfer his/her Warrants to a

company that is wholly-owned (100%) by the Owner him/herself. In such case the receiving company's rights and obligations will be identical to those of the Owner. The Board of Directors can on a case-by-case basis decide that an Owner (apart from an Owner subject to the Danish Ligningslovens §7H) can transfer his or her warrants to a third party. The Board of Directors will determine the conditions for such transfer on a case-by-case basis. At the request of the Owner, the Board of Directors of the Company shall issue certificates concerning the Owner's right to warrants.

The Company or its subsidiaries has no responsibility for the tax (including social security contributions) consequences for the Owner in connection with the allotment, exercise or potential transfer of the warrants or - in this respect - any tax consequences for the Owner connected with any restructuring of the Company.

The issue of bonus shares in the Company before the commencement of the Exercise Period results in an adjustment of the number of granted warrants so that the Owner is compensated for not having received bonus shares for the shares that can be subscribed for on the basis of the warrants issued. The adjustment is made with effect from the date when the resolution to issue bonus shares is passed but is conditional upon registration with the Danish Commerce and Companies Agency. The adjustment is made by the thereto applicable number of granted warrants being divided by the following fraction (adjustment factor ("J")):

$$J = \frac{a}{(a + b)}$$

where a = number of shares before the issue of bonus shares

where b = number of shares by which the share capital has been increased.

Further, the Exercise Price shall be adjusted by multiplying the thereto applicable Exercise Price with (J), i.e. [price per share] x (J) = [adjusted price per share].

A. Adjustment of the Exercise Price in connection with a capital increase

(i) Capital increases in the Company at the market price do not result in an adjustment of the Exercise Price. The same applies in connection with the issue of employee shares (i.e. exercise of warrants granted to employees, board members etc.) irrespective of whether such shares are issued at a favourable price.

(ii) Capital increases in the Company before the commencement of the Exercise Period at a favourable price result in an adjustment of the Exercise Price so that the Owner is compensated for having no right of pre-emption in relation to the shares that can be subscribed for on the basis of the warrants issued. The adjustment of the Exercise Price is made with effect as at the date when a resolution is passed to increase the capital, but is conditional upon subsequent registration of the capital increase with the Danish Commerce and Companies Agency. The adjustment is made by the applicable Exercise Price being multiplied by the following fraction (adjustment factor ("J")):

$$J = \frac{(a \times p) + (b \times q)}{(a + b) \times p}$$

where a =	share capital before the new issue
where b =	shares offered for the new issue
where p =	share price before the new issue
where q =	price at which the new shares are subscribed for.

The Exercise Price at which the warrants issued entitles the Owner to subscribe for shares is multiplied by (J).

The fixing of the share price before the new issue (p) shall be done by the Company based on the basis of the Company's net asset value as calculated on the basis of the most recent accounts available.

B. Adjustment of the Exercise Price in connection with a capital decrease

(i) Where the Company's share capital is decreased through a proportionate write down of all shares against payment of an amount that is higher than the market price of the shares (per share) to the shareholders at a date that is prior to the commencement of the Exercise Period, the Exercise Price is to be adjusted so that the Owner is compensated for not having received any payment for the shares that could theoretically have been subscribed for on the basis of the warrants issued. The adjustment is made with effect from the date when the resolution to reduce the capital is passed, but is conditional upon final registration of the capital decrease with the Danish Commerce and Companies Agency. The adjustment is made by the thereto applicable Exercise Price being multiplied by the following fraction (adjustment factor ("J")):

$$J = \frac{(a \times p) \div (b \times q)}{(a \div b) \times p}$$

where a = share capital before the capital decrease

where b = the nominal decrease in the share capital

where p = the share price before the capital decrease (cf. the principle of item A (ii) above)

where q = price at which dividend is payable.

(ii) Where the capital is decreased to cover a loss through cancellation of the Company's own shares or in any other lawful manner without payment to all shareholders, the Exercise Price is not adjusted.

(iii) Where during a single year, the Company resolves to pay a dividend of more than DKK 5 per share at DKK 1, the surplus amount shall be regarded as dividend to the shareholders that results in an adjustment of the Exercise Price. The adjustment can be made on the basis of the formula shown under item B (i), "q" having, however, the following meaning:

q = index of the total amount paid out to the shareholders, an amount corresponding to 10% dividend to all shareholders equalling index 100.

C. Adjustment of the Exercise Price in connection with the issue of warrants and convertible bonds

(i) The issue of warrants or convertible bonds without a right of pre-emption for the existing shareholders, including the issue of warrants and convertible bonds to the employees at a favourable price does not result in any adjustment of the Exercise Price.

(ii) The issue of convertible bonds with a right of pre-emption for the existing shareholders that is resolved before the commencement of the Exercise Period results in an adjustment of the Exercise Price so that the Owner is compensated for having no right of pre-emption to convertible bonds.

(iii) The adjustment in pursuance of item C (ii) is made with effect from the date when the resolution to issue convertible bonds is passed, but is conditional upon registration of the resolution with the Danish Commerce and Companies Agency. The new Exercise Price is arrived at by multiplying the thereto applicable Exercise Price by the following fraction (adjustment factor ("J")):

$$J = \frac{(a \times p) + (b \times q)}{(a + b) \times p}$$

where a = share capital before the new issue

where b = the share amount to which the convertible loan may be converted on the basis of the conversion price fixed in connection with the offer

where p = the share price before the new issue (cf. the principle of item A (ii) above)

where q = the conversion price fixed for the convertible bond loan multiplied by the issue price of the loan divided by 100.

The Exercise Price at which the warrants issued entitle the Owner to subscribe for shares is multiplied by (J).

(iv) Where the capital is increased as a result of the Owners' subsequent exercise of the conversion right carried by the convertible bonds issued, this does not result in an adjustment of the Exercise Price.

D. Merger

(i) Where a final resolution is passed prior to the commencement of the Exercise Period to merge the Company with one or more other companies – with the Company as the absorbing company and against payment to the shareholders of the company or companies to be wound up by way of shares in the Company – no adjustment is made of the Exercise Price.

(ii) Where a merger, as mentioned in item D (i), takes place, with a company other than the Company as the absorbing company, the warrant of the Owner is changed into a right to subscribe for new shares in the absorbing company. The Exercise Price applicable at the time of the merger is adjusted on the basis of the conversion ratio applicable between the Company's shares and the shares of the absorbing company at the time of the merger. For the period after the merger, this adjusted Exercise Price is adjusted in accordance with the rules otherwise contained in this Warrant Scheme.

(iii) In so far as cash amounts or any other assets are paid out to the shareholders of the Company in connection with a merger without this being directly subject to item B, the entire amount thus paid out (or the value of assets paid out) shall be regarded as extraordinary dividend and result in an adjustment of the Exercise Price in pursuance of item B (iii). It should be pointed out that in connection with such an adjustment no deduction shall be made for the maximum dividend of 10% prior to the adjustment being made. The Exercise Price thus changed is thereafter to be adjusted for the merger itself where the merger is otherwise subject to item D (ii).

E. Dissolution of the Company

(i) Warrants that have not been exercised automatically lapse in the event of the liquidation of the Company. The lapse becomes effective when the general meeting has adopted the final liquidation accounts.

(ii) Upon the liquidation of the Company, the Owner holding any warrants that have not been exercised, will not receive any share of the liquidation proceeds, but will instead receive repayment of a proportionate share of the payment made in connection with the allotment of warrants (in the present case, the Owner has not made any payment, and therefore there will be no proportionate repayment). In this situation, repayment is to be effected immediately prior to payment of the liquidation proceeds to the shareholders. No interest is added to the amount that is repaid to the Owner in accordance with this provision.

(iii) Prior to the lapse of warrants that have not been exercised in pursuance of item E (i), the Company shall give the Owner the possibility of exercising the remaining warrants, so that the shares subscribed on account of the exercise of the warrant receive a proportionate share of the liquidation proceeds on equal terms with the existing shareholders.

F. Division

(i) Where a resolution is passed prior to the commencement of the Exercise Period to divide the Company so that assets and liabilities as a whole are transferred to several existing or newly set up public or private limited companies against payment to the Company's shareholders, warrants that have not been exercised shall, according to the Company's choice, be transferred to one of the new companies or be distributed proportionately among the new companies. In the latter situation, the distribution shall be made in the same proportion as that in which the Company's shareholders receive shares in the new companies to replace shares of the Company. After such a division, the right to subscribe for shares on the basis of the warrants that have not been exercised shall remain in existence as a right to subscribe for shares in the company that has taken over such an obligation after the division.

(ii) In the event of a division where the Company remains in existence concurrently with the Company transferring some of its assets and liabilities to one or more existing or newly set up public or private limited companies, the right to warrants shall be maintained as a right to warrants in the Company.

(iii) In the event of a division in pursuance of item F (i) or F (ii), the Exercise Price shall be adjusted. Where the Owner acquires a right to subscribe for

shares in more than one company on the basis of the warrants issued, an Exercise Price shall be fixed for each company. The adjustment shall be made in accordance with item G below.

(iv) The rules on division do not apply to a demerger where certain assets and/or liabilities of the Company are divested by the Company into a subsidiary without payment to the shareholders of the Company. No adjustment is made of the Exercise Price in the event of such a demerger.

G. Other adjustments of the Exercise Price

Any adjustments made under this clause, as described in items G i) to vi) below, shall in all events be made so that the following two criteria are met: a) the aggregate intrinsic value of the warrant immediately after the change is not greater than the aggregate intrinsic value of the warrant immediately before the change and b) the ratio of the exercise price per share to the market value per share is not reduced.

(i) Where changes occur in the Company of a similar nature with a similar effect for the Owner as mentioned in items B - F, including changes in the nominal value of the shares, an adjustment shall be made of the conversion price even though this is not directly provided for by items B - F.

(ii) The adjustment shall be made as soon as possible after the implementation of the relevant change and as far as possible according to the principles that appear from items B - F and otherwise in such a manner that the commercial value of the warrants issued as estimated by the Company after the relevant change will as far as possible correspond to the commercial value of the warrants issued as estimated by the Company immediately prior to the change.

(iii) The Owner is entitled to demand that the estimate made by the Company in pursuance of item G (ii) of the commercial value of the warrants that have not been exercised before and after the change in question be subjected to a valuation by a special expert valuer appointed by the Institute of State Authorised Public Accountants. On the other hand, the question whether a situation that is subject to item G (i) exists cannot be presented to the valuer.

(iv) A demand for a valuation in pursuance of item G (iii) must be made by the Owner to the Company not later than two weeks after the Owner has been

notified of the Company's estimate in pursuance of item G (ii). Thereafter, an endeavour must be made to have the valuation made as quickly as possible.

(v) Where a valuer is appointed in pursuance of item G (ii), and the valuer's valuation of the commercial value of the exercise of the warrants that have not been exercised before and after the change in question results in an adjustment of the Exercise Price, the valuation of the valuer shall be used as a basis for the adjustment of the Exercise Price.

(vi) The valuation of the valuer is binding on both the Owner and the Company and cannot be brought before the courts. The costs of the valuation shall be borne by the Owner and the Company each paying half of the costs irrespective of the outcome of the valuation.

Schedule C

Under the authorisations by the General Meeting of April 24, 2003, April 1, 2004, April 20, 2005 and April 25, 2006 the Board of Directors has as of April 19, 2007 granted warrants to subscribe for shares in the Company as follows:

Employees and consultants

The Board of Directors issued on August 3, 2004 615,550 warrants with the right to subscribe 615,550 ordinary shares each with a nominal value of DKK 1 at a price of DKK 86 to employees of the Company and its subsidiaries as well as to the Company's management.

The Board of Directors issued on September 22, 2004 33,575 warrants with the right to subscribe 33,575 ordinary shares each with a nominal value of DKK 1 at a price of DKK 89.50 to employees of the Company and its subsidiaries.

The Board of Directors issued on December 1, 2004 81,750 warrants with the right to subscribe 81,750 ordinary shares each with a nominal value of DKK 1 at a price of DKK 97 to employees of the Company and its subsidiaries.

The Board of Directors issued on April 20, 2005 67,500 warrants with the right to subscribe 67,500 ordinary shares each with a nominal value of DKK 1 at a price of DKK 116 to employees of the Company and its subsidiaries.

The Board of Directors issued on June 7, 2005 304,000 warrants with the right to subscribe 304,000 ordinary shares each with a nominal value of DKK 1 at a price of DKK 114 to employees of the Company and its subsidiaries.

The Board of Directors issued on August 10, 2005 307,000 warrants with the right to subscribe 307,000 ordinary shares each with a nominal value of DKK 1 at a price of DKK 101 to employees of the Company and its subsidiaries.

The Board of Directors issued on September 21, 2005 7,250 warrants with the right to subscribe 7,250 ordinary shares each with a nominal value of DKK 1 at a price of DKK 115 to employees of the Company and its subsidiaries.

The Board of Directors issued on December 1, 2005 23,250 warrants with the right to subscribe 23,250 ordinary shares each with a nominal value of DKK 1 at a price of DKK 130 to employees of the Company and its subsidiaries.

The Board of Directors issued on March 2, 2006 148,375 warrants with the right to subscribe 148,375 ordinary shares each with a nominal value of DKK 1 at a price of DKK 184 to employees of the Company and its subsidiaries.

The Board of Directors issued on April 25, 2006 54,500 warrants with the right to subscribe 54,500 ordinary shares each with a nominal value of DKK 1 at a price of DKK 210.5 to employees of the Company and its subsidiaries.

The Board of Directors issued on June 21, 2006 314,000 warrants with the right to subscribe 314,000 ordinary shares each with a nominal value of DKK 1 at a price of DKK 173 to employees of the Company and its subsidiaries.

The Board of Directors issued on September 19, 2006 146,550 warrants with the right to subscribe 146,500 ordinary shares each with a nominal value of DKK 1 at a price of DKK 224 to employees of the Company and its subsidiaries.

The Board of Directors issued on December 13, 2006 80,500 warrants with the right to subscribe 80,500 ordinary shares each with a nominal value of DKK 1 at a price of DKK 330 to employees of the Company and its subsidiaries.

The Board of Directors issued on April 19, 2007 322,400 warrants with the right to subscribe 322,400 ordinary shares each with a nominal value of DKK 1 at a price of DKK 364 to employees of the Company and its subsidiaries.

The Board of Directors issued on June 27, 2007 721,045 warrants with the right to subscribe 721,045 ordinary shares each with a nominal value of DKK 1 at a price of DKK 352.50 to employees of the Company and its subsidiaries.

The Board of Directors issued on October 4, 2007 188,900 warrants with the right to subscribe 188,900 ordinary shares each with a nominal value of DKK 1 at a price of DKK 326.50 to employees of the Company and its subsidiaries.

The Board of Directors issued on December 13, 2007 132,030 warrants with the right to subscribe 132,030 ordinary shares each with a nominal value of DKK 1 at a price of DKK 329 to employees of the Company and its subsidiaries.

Members of the Board of Directors

The Board of Directors issued on August 3, 2004 115,000 warrants with the right to subscribe 115,000 ordinary shares each with a nominal value of DKK 1 at a price of DKK 86 to members of the Board of Directors of the Company.

The Board of Directors issued on June 7, 2005 261,000 warrants with the right to subscribe 261,000 ordinary shares each with a nominal value of DKK 1 at a price of DKK 114 to members of the Board of Directors of the Company.

The Board of Directors issued on June 21, 2006 290,000 warrants with the right to subscribe 290,000 ordinary shares each with a nominal value of DKK 1 at a price of DKK 173 to members of the Board of Directors of the Company.

The Board of Directors issued on April 19, 2007 50,000 warrants with the right to subscribe 50,000 ordinary shares each with a nominal value of DKK 1 at a price of DKK 364 to members of the Board of Directors of the Company.

The Board of Directors issued on June 27, 2007 105,000 warrants with the right to subscribe 105,000 ordinary shares each with a nominal value of DKK 1 at a price of DKK 352.50 to members of the Board of Directors of the Company.

All warrants have been issued on the following terms and conditions:

A. General description of warrants.

A warrant means a right - but not an obligation - of the owner (the "Owner") to subscribe for ordinary shares in the Company at a price fixed in advance (the exercise price).

The Owner of the warrant can for a given period choose to subscribe for shares in the Company by paying the exercise price.

The warrant does not entitle the Owner to vote at the Company's general meeting or to receive dividends.

When a warrant is exercised, the value may be calculated as the difference between the market value of the shares subscribed and the exercise price. The value cannot become negative without the Owner's acceptance because a warrant is a right - but not an obligation - to subscribe for shares in the Company. If the market price of the shares at the time of subscription is lower than the exercise price the Owner can abstain from subscribing for shares in the Company.

B. Conditions for exercise of Warrants.

The Warrants are not granted due to work already performed by the Owners, but are granted in order to motivate the Owners, as described below, during the years following the date of issue of the Warrants.

Thus, the Warrants are issued and granted in order to increase and motivate the Owners' focus on a positive development of the market price of the shares of the Company and to motivate the Owners to work for a future value increase in the Company and its subsidiaries.

Consequently, the right to exercise the Warrants is earned during the following four years as set out in Clause II below.

(I) Exercise Price.

Warrants are issued to the Owner free of charge.

One Warrant entitles the Owner to subscribe for one ordinary share of a nominal value of DKK 1 at a price per share (the "Exercise Price") determined by the Board of Directors at the time of issue, but which cannot be lower than the price of the Company's shares as noted on the Copenhagen Stock Exchange A/S at close of business on the day of issue by the Board of Directors (the "Date of Issue").

(II) Exercise Period & Vesting Schedule.

(a) The Warrants will lapse automatically, without prior notice and without compensation on the tenth (10th) anniversary of the Date of Issue (the "Expiry Date").

From the Date of Issue and until the Expiry Date ("The Exercise Period"), an Owner earns the right to keep and exercise Warrants only in accordance with the following rules:

- Until one (1) year from the Date of Issue of a particular grant of Warrants, no such Warrants are earned/can be exercised.

- For a period starting one (1) year after the Date of Issue (a "Vesting Date") of such particular grant of Warrants and ending on the Expiry Date, the Owner has earned and may exercise up to 25 % of such Warrants provided that the Owner's employment/consultancy relationship or board membership (as the case may be) has not expired on or before such Vesting Date due to one of the reasons set out below under heading (c).

- For a period starting two (2) years from the Date of Issue (a "Vesting Date") of such particular grant of Warrants and ending on the Expiry Date, the Owner has earned and may exercise up to an additional 25 % of such Warrants provided that the Owner's employment/consultancy relationship or board membership (as the case may be) has not expired on or before such Vesting Date due to one of the reasons set out below under heading (c).

- For a period starting three (3) years from the Date of Issue (a "Vesting Date") of such particular grant of Warrants and ending on the Expiry Date, the Owner has earned and may exercise up to an additional 25 % of such Warrants provided that the Owner's employment/consultancy relationship or board membership (as the case may be) has not expired on or before such Vesting Date due to one of the reasons set out below under heading (c).

- For a period starting four (4) years from the Date of Issue (a "Vesting Date") of such particular grant of Warrants and ending on the Expiry Date, the Owner has earned and may exercise all of such Warrants provided that the Owner's employment/consultancy relationship or board membership (as the case may be) has not expired on or before such Vesting Date due to one of the reasons set out below under heading (c).

For the sake of clarity it is noted that in no event can Warrants be exercised earlier than one (1) year after the Date of Issue of the Warrants in question.

(b) In case of termination of the employment/consultancy relationship with the Company or one of its subsidiaries the Owner or his/her estate shall be entitled to keep and exercise all Warrants issued to the Owner in instances where

- the Company or one of its subsidiaries terminates the Owner's employment/consultancy relationship without the Owner having given the Company/subsidiary good reason to do so. However, provided that the Owner is comprised by the Danish Act no. 309 of May 5th, 2004 regarding the use of stock options etc. in employment relationships), the Company/subsidiary shall only be deemed to have terminated the Owner's employment with good reason to the extent the termination is made due to the Owner's breach of his/her employment relationship; or

- the Owner terminates the employment/consultancy relationship as a result of a material breach on the part of the Company/subsidiary; or

- the employment/consultancy relationship is terminated as a result of the Owner's death, sickness or injury (other than termination by the employer due to excessive absenteeism or absence without notice), or retirement at an age where the Owner is eligible for Company or governmental pension.

Any exercise may however, only take place within the time periods where the Warrants in question would otherwise become exercisable and with the given percentages), cf. above under heading (a) had the employment/consultancy relationship continued unchanged - that is, the Owner in question cannot be treated more favourably than the continuing employees/consultants of the Company or its subsidiaries.

(c) In case of termination of the Owner's employment/consultancy relationship with the Company or one of its subsidiaries in all other instances than those described above under heading (b), the Owner's right to exercise the Owner's Warrants shall be limited as described under heading (a) above.

(d) In relation to board members, the vesting shall cease on the termination date of the board membership regardless of the reason therefore unless in case of termination of the board membership as a result of the Owner's death, sickness or injury, retirement at an age where the Owner is eligible for Company or governmental pension or as agreed otherwise with the Board of Directors.

(e) In case of a direct or indirect transfer of shares in the Company which entails that the acquirer achieves any one or more of the following:

1) holds the majority of voting rights in the Company,
2) becomes entitled to appoint or dismiss a majority of the members of the Company's Board of Directors,
3) obtains the right to exercise a controlling influence over the Company according to the articles of association or otherwise in agreement with the Company,
4) according to agreement with other shareholders will control the majority of voting rights in the Company, or
5) will be able to exercise a controlling influence over the Company in any other manner and will possess more than one third of the voting rights in the Company,

then, the Owner shall immediately be granted the right to exercise all the Owner's Warrants. However, to the extent (i) the Owner has at the time of the transfer of shares received or given notice of termination of the Owner's employment/consultancy relationship with the Company or its subsidiaries, (ii) such termination notice has become effective prior to the transfer of shares, and (iii) such notice is received or given prior to the transfer of shares due to reasons

comprised by heading (c) above, the Owner will only have the right to exercise the number of Warrants following from heading (a) above. Likewise, Owners that are former board members will only be able to exercise such number of Warrants that he or she would otherwise be entitled to cf. heading (d) above. Termination in connection with or due to a transfer of shares as described above shall not be deemed made with a good reason as set out under heading (a) above.

(f) Exercise of Warrants to subscribe shares is dependant upon the availability of the Company's Board of Directors to make the necessary resolutions to increase the share capital of the Company. Any Owner must respect that the Board of Directors may in its discretion decide to defer the processing of any request to fit the working schedule of the Board of Directors as well as to allow that other requests to exercise Warrants are processed at the same time.

(g) Any exercise of Warrants must respect the stock exchange regulation in force from time to time, including the prohibition against insider trading.

(III) Procedure for Exercise.

Warrants must be exercised by the Owner sending a written request to the Board of Directors of the Company for the issue of new shares within the Exercise Periods. The request shall specify the number of shares subscribed for as well as the Owner's account with VP Securities Services (in Danish: "Værdipapircentralen") at which the shares shall be registered. The cash subscription amount (i.e. the Exercise Price times the number of shares subscribed for) shall be paid to the Company in full at the same time or no later than within 7 days after the request is made. The Board of Directors may require that requests to exercise are made using special forms.

(IV) Non-transferability.

(a) The Warrants issued are personal and may never be the subject of transfer or assignment. Warrants may not be pledged or otherwise serve as the

basis for settlement of claims by the Owner's creditors. However, transfer can be made to heirs in case of the Owner's death.

(b) Irrespective of heading (a) above, an Owner may transfer his/her Warrants to a company that is wholly-owned (100%) by the Owner. In such case, a principle of transparency will apply causing the receiving company's rights and obligations (including but not limited to the possibility of earning the right to exercise the Warrants) to be identical to those of the Owner.

(c) Irrespective of heading (a) above, the Board of Directors can on a case-by-case basis decide that an Owner may transfer his/her Warrants to a third party. The Board of Directors will determine the conditions for such transfer on a case-by-case basis.

(d) If an Owner enters into an agreement with the Company or its subsidiaries to make use of S. 7H of the Danish Tax Assessment Act then the Owner will be prohibited from transferring Warrants to a fully-owned company or – on the basis of the Board of Director's permission – transferring Warrants to a third party, cf. headings (b) to (c) above.

C. General Terms.

(a) Existing shareholders of the Company do not have a right of pre-emption to the shares issued on the basis of the Owner's exercise of Warrants. The shares issued on the basis of Warrants shall be negotiable instruments issued to the bearer and they may be entered in the name of their holders in the Company's Register of Shareholders. No restrictions shall apply to the transferability of the shares except as may otherwise be provided by the laws of the jurisdiction of the Owner's domicile (other than Danish law). No shares shall confer any special rights upon the holder, and no shareholder shall be under an obligation to allow his/her shares to be redeemed.

(b) At the request of the Owner, the Board of Directors of the Company shall issue certificates concerning the Owner's right to Warrants.

D. Adjustment of the Exercise Price and/or the Share Number.

(a) If changes to the capital structure of the Company are implemented causing the value of the non-exercised warrants to be increased or reduced, an adjustment of the Exercise Price and/or the number of shares which may be subscribed for on the basis of the non-exercised warrants (the "Share Number") shall be made. Main examples of such changes in the capital structure of the Company are capital increases and capital decreases not done at market price, payment of dividend, cf. heading (b) below, issuance of bonus shares, change of the denomination of the shares in the Company, purchase and sale of own shares, issuance of warrants and/or convertible instruments, cf. heading (c) below, merger and division.

However, no adjustment of the Exercise Price nor the Share Number shall be made as a result of capital increases implemented on the basis of the exercise of the warrants comprised by this Scheme or by Appendix A or Appendix B to the Company's Articles of Association.

(b) If the Company in an accounting year distributes dividend of more than DKK 5 per share at DKK 1, the Exercise Price shall be reduced to such an extent that the value of the warrants is unaffected by the part of the dividend exceeding the said amount.

(c) Irrespective of heading (a) above, if the Company resolves to issue stock options, shares, warrants, convertible instruments or the like to the Company's and/or its subsidiaries' employees, managers, consultants or members of the Board of Directors or buys or sells own shares in this connection, no adjustment of the Exercise Price nor the Share Number shall be made. This applies irrespective of whether the issued share instruments provide the right to acquire shares at a price lower than the market price on the Company's shares at the time of allotment or whether the purchase/sale of own shares takes place at a price higher or lower than the market price on the Company's shares.

(d) If adjustments pursuant to this Clause D causes the Exercise Price to become lower than par, the warrants may as a starting point not be exercised. However, an Owner may exercise the warrants in accordance with the provisions hereof, if the Owner accepts that the Exercise Price is increased to par without providing the Owner with a right to compensation.

(e) The Company's Board of Directors shall determine whether an implemented change in the capital causes for an adjustment of the Exercise Price and/or the Share Number.

If so determined, the adjustment of the Exercise Price and/or the Share Number shall be made by the Company's Board of Directors as soon as possible after the implementation of the relevant change and to the extent possible according to generally accepted principles therefore and otherwise in such a manner that the market value of the warrants as estimated by the Board of Directors after the relevant change to the extent possible corresponds to the market value of the warrants as estimated by the Board of Directors immediately prior to the change.

(f) The Owner is entitled to demand that the adjustment of the Exercise Price and/or Share Number made pursuant to heading (e) above (but not the decision as to whether an adjustment shall be made or not) is subjected to a valuation by a special expert valuer appointed by the Institute of State Authorised Public Accountants. A demand for a valuation must be made by the Owner to the Company not later than two weeks after the Owner has been notified of the Board of Directors' adjustment. Thereafter, the valuation shall be made as quickly as possible.

(g) Where a valuer is appointed pursuant to heading (f) above, and the valuer's valuation deviates from the adjustments made by the Board of Directors, the valuer's valuation shall be used as a basis for adjusting the Exercise Price and/or Share Number.

The valuation of the valuer is binding on both the Owners and the Company and cannot be brought before the courts or arbitration. The costs of the valuation shall be borne by the Owner or Owners (as the case may be) and the Company each paying half of the costs irrespective of the outcome of the valuation.

E. Merger

If the Company is the surviving or continuing company in a merger ("the absorbing company"), Warrants shall remain unaffected. Where a final resolution is passed to merge or consolidate the Company with or into another company that will be the absorbing company all outstanding non-exercised Warrants shall automatically be considered converted into a right to subscribe for new shares in the absorbing company. The Exercise Price and/or Share Number applicable at the time of the merger shall be adjusted on the basis of the conversion ratio applicable between the Company's shares and the shares of the absorbing company at the time of the merger or consolidation and otherwise in accordance with Clause D above. For the period after the merger, the adjusted Exercise Price and Share number shall be adjusted in accordance with the rules otherwise contained in this Warrant Scheme.

F. Liquidation of the Company

(i) Warrants that have not been exercised shall automatically lapse in the event of the liquidation of the Company. The lapse becomes effective when the general meeting has adopted the final liquidation accounts.

(ii) Prior to the lapse of Warrants, the right to exercise all an Owner's Warrants shall be granted to such Owner. However, to the extent (i) an Owner has received or given notice of termination of the Owner's employment/consultancy relationship with the Company or its subsidiaries, (ii) such notice has become effective at the time when the right to exercise Warrants due to the liquidation is granted, and (iii) such notice is received or given due to reasons comprised by Clause B.II, heading (c) above, the Owner will only be able to exercise the number of Warrants following from Clause B.II, heading (a) above. Likewise, (former) board

members will only be able to exercise the number of Warrants that they would otherwise be entitled to under heading II (d) above.

G. Division

(i) Where a final resolution is passed to divide the Company so that assets and liabilities as a whole are transferred to several existing or newly set up public or private limited companies against issue of shares and, if relevant, cash to the Company's shareholders, the obligation to issue shares upon the exercise of outstanding Warrants shall, at the Company's discretion, be transferred to one of the new companies or be transferred proportionately among the new companies. In the latter situation, the transfer shall be made in the same proportion as that in which the Company's shareholders receive shares in the new companies to replace shares of the Company. After such a division, the right to subscribe for shares on the basis of the Warrants transferred shall remain in existence as a right to subscribe for shares in the company(ies) that has(ve) taken over such an obligation after the division.

(ii) In the event of a division where the Company remains in existence concurrently with the Company transferring some of its assets and liabilities to one or more existing or newly set up public or private limited companies, the right to Warrants shall be maintained as a right to Warrants in the Company.

(iii) In the event of a division as set out in item (i) or (ii) above, the Exercise Price and/or Share Number shall be adjusted according to Clause D above.

(iv) No adjustment of the Exercise Price and/or the Share Number shall be made in the event of a division where certain assets and/or liabilities of the Company are divested by the Company into a subsidiary without payment to the shareholders of the Company.

H. Tax Implications.

The Company and its subsidiaries shall have no responsibility for the tax consequences (including social security contributions triggered) for the Owner in connection with the allotment, exercise or potential transfer of the Warrants or any transfer of shares acquired on the basis of exercise of Warrants or any tax

consequences for the Owner connected with any restructuring of the Company. However, the Company shall be entitled to withhold and pay to tax authorities any applicable taxes or social contributions that the Owner may be the subject of.

I. No exterritorial applicability of mandatory laws.

Nothing herein shall be deemed to confer upon employees whose employment relationship is governed by foreign (Non-Danish) law, any benefit under mandatory Danish employment laws and no such laws or regulation is included into this Warrant Scheme by reference.

J. Arbitration.

The interpretation of this Warrant Scheme and Warrants issued pursuant hereto including contents, scope, expiry or breach hereof as well as other disputes shall be governed by Danish law and shall be settled in accordance with the rules of procedure of the Copenhagen Arbitration. Place of arbitration shall be Copenhagen, Denmark.


RECEIVED

Genmab

Interim Report
for the 9 months ended September 30, 2007

October 30, 2007

Genmab A/S
Toldbodgade 33
DK-1253 Copenhagen K
CVR no. 21 02 38 84

Dear Shareholder,

Genmab reported a net loss of DKK 261 million (approx. USD 50 million) for the first nine months of 2007. This is a reduction of DKK 40 million (approx. USD 8 million) compared to the corresponding period of 2006. In the same period, Genmab's revenues increased by DKK 250 million (approx. USD 48 million) to DKK 356 million (approx. USD 68 million).

The research and development costs increased from DKK 365 million (approx. USD 69 million) for the first three quarters of 2006 to DKK 582 million (approx. USD 111 million) for the corresponding period in 2007 and accounted for 88% of the operating costs.

At September 30, 2007, Genmab had cash and marketable securities of DKK 3.921 billion (approximately USD 746 million).

Outlook

Genmab is maintaining its financial guidance for the year. We expect our revenues to benefit from the achievement of certain development milestones in the fourth quarter of 2007 and we continue to project a 2007 operating loss of DKK 385 to 435 million and a net loss in the range of DKK 260 to 310 million. Genmab's projected December 31, 2007 cash position is expected to be in the range of DKK 3.8 to 3.9 billion.

The above estimates are subject to possible change primarily due to the timing and variation of clinical development activities, related revenues and costs and fluctuating exchange rates. The estimates also assume that no further agreements are entered into during 2007 that could materially affect the results.

Highlights

Genmab continued the progress made during the first half of the year with a number of business and scientific achievements in the third quarter.

This includes the following announcements by Genmab:

- Regaining all rights to the HuMax-TAC™ antibody from Merck Serono following a portfolio review.
- Roche filing an investigational new drug application (IND) with the FDA for a Genmab antibody.
- Initiation of a Phase III clinical study of HuMax-EGFr™ (zalutumumab) to treat front line head and neck cancer in cooperation with the Danish Head and Neck Cancer Group (DAHANCA).
- An asset exchange agreement with Medarex to gain all rights to HuMax-Inflam™, now known as HuMax-IL8™. Genmab plans to develop the antibody for the treatment of glioblastoma, a cancer of the central nervous system.
- Amending a pivotal study of HuMax-CD20® (ofatumumab) to treat non-hodgkin's lymphoma from two arms to a single arm study.

Subsequent to the balance sheet date:

- Genmab's partner Roche filed a clinical trial application (CTA) with the British regulatory authorities. This is the third Genmab antibody developed under the companies' collaboration to enter clinical trials.
- Amendment of the ongoing HuMax-CD4® (zanolimumab) pivotal study to broaden inclusion criteria for refractory CTCL patients and an Orphan Drug Designation for the treatment of nodal T-cell lymphoma.

- Roche announced positive results from a Phase I study of R1507 in patients with solid tumors. Nine of 34 patients experienced disease stabilizations when treated with R1507. Four of seven patients with Ewing's sarcoma demonstrated clinical benefit and two of these achieved durable, objective partial responses.

Product Pipeline

During the third quarter of 2007, we continued to build a broad portfolio of products in various stages of development.

As per September 30, 2007, the clinical pipeline included five pivotal Phase III studies, four Phase II studies, one Phase I/II study, four Phase I studies, and more than seventeen pre-clinical programs. In addition to the ongoing studies, the pipeline also includes three completed Phase II studies and one completed Phase I/II study. An update on the status of our key clinical programs is below.

Program	Partner	Phase I/II	Phase II	Phase III
HuMax-CD20	GSK	Chronic lymphocytic leukemia (B-CLL)		
		Non-Hodgkin's lymphoma (NHL)		
		Rheumatoid arthritis (RA)		
		B-CLL front line		
		NHL front line		
HuMax-CD4		[illegible]		
		Non-cutaneous T-cell lymphoma (NCTCL)		
		NCTCL combination		
HuMax-EGFr		Head and neck cancer		
		Head and neck cancer front line		
		Non small cell lung cancer front line		
		Head and neck cancer front line		
AMG 714	Amgen	Rheumatoid arthritis*		
		Psoriasis		
HuMax-IL8		Palmoplantar pustulosis		
R1507	Roche	Cancer (IGF-1R target)		
Roche 2	Roche			
Roche 3	Roche			

*Further development of AMG 714 in RA is dependent upon results of a Phase I study

HuMax-CD20 (ofatumumab)

HuMax-CD20 is currently in clinical studies for the treatment of chronic lymphocytic leukemia (CLL), follicular NHL and RA. HuMax-CD20 has a Fast Track designation from the FDA for CLL.

A pivotal Phase III study is ongoing to treat refractory CLL. The study will include approximately 150 patients in two different patient populations: patients who are refractory to both fludarabine and alemtuzumab and fludarabine refractory patients who are considered inappropriate candidates for alemtuzumab due to

bulky tumor in their lymph nodes. Each group will consist of approximately 66 patients and will be analyzed separately. Due to the high unmet medical need amongst these patients, registration of ofatumumab could be possible in each indication, depending on the data generated from this study.

Positive HuMax-CD20 Phase I/II data showing an objective response rate of 50% in CLL patients treated at the highest dose level (2000 mg) was previously reported.

A Phase II front line study of HuMax-CD20 in combination with fludarabine and cyclophosphamide (FC) to treat CLL in previously untreated patients was initiated in December 2006.

A HuMax-CD20 Phase III pivotal study to treat patients with rituximab refractory follicular NHL was initiated in July 2006. This study was amended in September 2007 to a single arm study and will now include 81 patients. Positive results from a previous Phase I/II study in relapsed or refractory follicular NHL showed objective responses of up to 63% according to the Cheson criteria.

In June 2007, a Phase II study of HuMax-CD20 in combination with cyclophosphamide, doxorubicin, vincristine and prednisone (CHOP) in patients with previously untreated follicular NHL was initiated. A total of 56 patients will be enrolled in the study.

Positive data from a Phase II HuMax-CD20 study in RA was presented in June 2007. In the intention-to-treat study population comprising 224 patients, 46% of all patients treated with HuMax-CD20 achieved ACR20, 24% achieved ACR50 and 6% achieved ACR70 compared to 15%, 5% and 0% in the placebo group at 24 weeks. Genmab and GSK are planning to initiate the Phase III program during the second half of 2007.

Expanded development plans for HuMax-CD20 were announced in June. Randomized Phase III studies in CLL and NHL are being planned in addition to the Phase III RA studies. We also plan to expand development into two new disease indications: relapsing remitting multiple sclerosis (RRMS) and diffuse large B-cell lymphoma.

In September 2007, Genmab announced new pre-clinical data showing HuMax-CD20 appeared more effective at inducing complement dependent cytotoxicity (CDC), an immune system killing mechanism, than rituximab. Direct comparisons of HuMax-CD20 and rituximab revealed HuMax-CD20 to induce much more rapid and profound CDC and far more impressive cell changes than rituximab. This, furthermore, lead to more effective killing of target cells by HuMax-CD20.

In December 2006, Genmab entered into an agreement with GlaxoSmithKline (GSK), which gave GSK exclusive worldwide rights to co-develop and commercialize HuMax-CD20. Under the co-development of HuMax-CD20, GSK and Genmab will share the development costs equally from 2008. GSK will be solely responsible for manufacturing and commercialization. Genmab reached the first milestone under the companies' agreement with the presentation of positive data in the Phase II RA study, triggering a milestone payment of DKK 116.3 million in June 2007.

HuMax-CD4 (zanolimumab)

HuMax-CD4 is currently in Phase III development for the treatment of cutaneous T-cell lymphoma (CTCL) and in Phase II development for non-cutaneous T-cell lymphoma (NCTCL). The CTCL pivotal study, which was amended to treat refractory CTCL in October 2007, is being conducted under an SPA agreement and Fast Track designation from the FDA. HuMax-CD4 has been granted Orphan Drug Status in the EU and US to treat patients with the most common form of CTCL, mycosis fungoides (MF). In addition, we received an Orphan Drug

Designation for the treatment of nodal T-cell lymphoma in October 2007.

Positive preliminary results from the pivotal study in CTCL were presented in December 2006. A clinical response was shown in 42% of patients in the two highest dose groups. A partial response was obtained by 16% of patients in the 8 mg/kg dose group and 67% of patients in the 14 mg/kg dose group. No responses were observed in the 4 mg/kg dose group and this level is not being used in the second part of this ongoing study.

Final results from the Phase II studies in CTCL were announced in June 2007. At the high dose levels of 560 mg and 980 mg of HuMax-CD4, median response duration was 81 weeks, a significant increase compared to previously reported preliminary data.

In December 2006, preliminary results from a Phase II NCTCL trial showed that 28.5% of patients had objective responses. A Phase II study to treat NCTCL patients with HuMax-CD4 in combination with chemotherapy is underway.

Genmab regained all rights to HuMax-CD4 from Merck Serono in June 2007.

HuMax-EGFr (zalutumumab)

HuMax-EGFr is currently in three studies to treat head and neck cancer and one study to treat non small cell lung cancer. A pivotal Phase III study to treat 273 patients with refractory head and neck cancer considered incurable with standard treatment is being conducted under a Fast Track designation from the FDA. A 36 patient Phase I/II study of HuMax-EGFr in combination with chemo-radiation as front line treatment of advanced head and neck cancer is also ongoing.

In September 2007, Genmab announced the initiation of a Phase III study to treat previously untreated head and neck cancer patients in cooperation with DAHANCA. The approximately 600 patients to be included in the study will be randomized to treatment with radiotherapy or HuMax-EGFr plus radiotherapy.

Previously reported data from a Phase I/II study showed encouraging efficacy in refractory head and neck cancer with 9 out of 11 patients in the two highest dose groups obtaining partial metabolic response or stable metabolic disease when evaluated by FDG-PET scan.

In April 2007, Genmab initiated a Phase II study of HuMax-EGFr in combination with chemo-radiation for the treatment of non small cell lung cancer. A maximum of 270 patients with advanced non small cell lung cancer will be included in the study.

In June 2007, Genmab announced new pre-clinical data illustrating that HuMax-EGFr may have broad potential to treat cancers that over-express several types of epidermal growth factor receptor (EGFr). In a novel laboratory model, HuMax-EGFr effectively inhibited the growth of tumor cells that express both mutated or normal EGF receptors. The model also tested the effects of tyrosine kinase inhibitors (TKI) such as the marketed products Iressa and Tarceva on EGFr-expressing tumor cells. Tumor cells expressing various mutated EGFr varied strongly in their sensitivity to TKI therapy, whereas no differences in efficacy were observed for HuMax-EGFr.

AMG 714

AMG 714 is being developed under an agreement with Amgen, Inc. and is undergoing Phase I clinical testing. Results from a Phase II study in RA were presented in 2006. Amgen is responsible for all further development of AMG 714.

HuMax- IL8 (formerly HuMax-Inflam)

HuMax-IL8 is a high-affinity human antibody directed to IL-8 (interleukin-8) and may have potential application in oncology and inflammation.

Genmab gained all rights to the antibody from Medarex in September 2007. Subsequently, we announced plans to develop HuMax-IL8 to treat glioblastoma, a cancer of the central nervous system. Other possible indications include chronic obstructive pulmonary disease (COPD) and pustular dermatoses. We are currently preparing an improved commercially viable cell line with the hope to start the next phase of clinical trials in 2008.

In pre-clinical studies, HuMax-IL8 has been shown to inhibit tumor growth in tumor models using primary human tumors in immunodeficient mice. HuMax-IL8 was also effective in reducing disease activity in palmoplantar pustulosis patients in a Phase I/II clinical study.

R1507

R1507 is a fully human antibody created by Genmab under collaboration with Roche. R1507 is currently in Phase I clinical trials. This antibody targets the Insulin-like Growth Factor-1 Receptor (IGF-1R) which has been shown to be important in tumor growth and protecting tumor cells from being killed. IGF-1R is over-expressed on a variety of tumors including breast, colon, prostate, lung, skin and pancreatic cancers. In pre-clinical studies, R1507 was shown to block binding and signalling of tumor growth factor receptors and effectively stopped tumor cell growth in animal models.

Following the balance sheet date Roche announced positive results from a Phase I study of R1507 in patients with solid tumors. Nine of 34 patients experienced disease stabilizations when treated with R1507. Four of seven patients with Ewing's sarcoma demonstrated clinical benefit, and two of these achieved durable, objective partial responses.

Other Clinical Programs

In September and October 2007, Genmab announced that our partner Roche has filed an IND and a CTA for the second and third antibodies developed by Genmab under the companies' collaboration, triggering milestone payments to Genmab.

Pre-clinical Programs

Genmab's pre-clinical programs include HuMax-CD38™ for multiple myeloma, HuMax-HepC™ to potentially treat Hepatitis C virus reinfection after liver transplantation and HuMax-TAC™, which until August 2007 was being developed by Merck Serono.

In May 2007, Genmab announced that HuMax-HepC prevented Hepatitis C virus (HCV) infection in a novel animal model. In the pre-clinical study, mice with a compromised immune system were transplanted with human liver cells and exposed to a mixture of patient-derived HCV of different genotypes. Replication of HCV was not observed in 5 of 6 mice treated with HuMax-HepC. The sixth mouse was infected with HCV, but the virus was subsequently cleared. In comparison, 5 of 6 mice who received a control antibody developed and sustained a robust HCV infection.

Consolidated Key Figures

The following key figures and financial ratios have been prepared on a consolidated basis. The financial ratios have been calculated in accordance with the recommendations of the Association of Danish Financial Analysts.

Key figures comply with the requirements under the Danish financial reporting requirements and the IFRS. All key figures and financial ratios are in conformity with the current accounting policies. The figures have been stated in thousands, except for the financial ratios.

	3rd quarter of 2007	3rd quarter of 2006	9 months ended September 30, 2007	9 months ended September 30, 2006	Full year ended December 31, 2006	3rd quarter of 2007	3rd quarter of 2006	9 months ended September 30, 2007	9 months ended September 30, 2006	Full year ended December 31, 2006
	DKK'000	DKK'000	DKK'000	DKK'000	DKK'000	USD'000	USD'000	USD'000	USD'000	USD'000
Income Statement										
Revenues	76,436	31,334	356,062	105,620	135,547	14,539	5,960	67,726	20,090	25,782
Research and development costs	(236,262)	(145,715)	(582,045)	(364,604)	(513,065)	(44,939)	(27,716)	(110,710)	(69,351)	(97,589)
General and administrative expenses	(30,266)	(22,274)	(82,973)	(65,162)	(94,696)	(5,757)	(4,237)	(15,782)	(12,394)	(18,012)
Operating loss	(190,092)	(136,655)	(308,956)	(324,146)	(472,214)	(36,157)	(25,993)	(58,766)	(61,655)	(89,819)
Net financial income	15,885	24,961	47,730	22,651	33,978	3,021	4,748	9,079	4,308	6,463
Net loss	(174,207)	(111,694)	(261,226)	(301,495)	(438,236)	(33,136)	(21,245)	(49,687)	(57,347)	(83,356)
Balance Sheet										
Cash and marketable securities	3,921,296	1,858,342	3,921,296	1,858,342	1,724,333	745,862	353,472	745,862	353,472	327,983
Total assets	4,092,670	1,953,554	4,092,670	1,953,554	1,804,629	778,459	371,583	778,459	371,583	343,256
Shareholders' equity	2,972,654	1,721,847	2,972,654	1,721,847	1,607,582	565,422	327,510	565,422	327,510	305,775
Share capital	44,506	39,570	44,506	39,570	39,648	8,465	7,527	8,465	7,527	7,541
Investments in tangible fixed assets	4,567	639	12,118	4,437	5,348	869	122	2,305	844	1,017
Cash Flow Statement										
Cash flow from operating activities	(20,765)	(78,541)	692,865	(240,286)	(379,623)	(3,950)	(14,939)	131,789	(45,704)	(72,207)
Cash flow from investing activities	(108,391)	60,162	(2,530,227)	(598,894)	(451,373)	(20,617)	11,443	(481,269)	(113,914)	(85,855)
Cash flow from financing activities	944	12,643	1,560,631	871,153	879,033	180	2,405	296,845	165,699	167,199
Cash and cash equivalents	152,029	413,084	152,029	413,084	429,075	28,917	78,572	28,917	78,572	81,614
Financial Ratios (in DKK / USD)										
Basic and diluted net loss per share	(3.92)	(2.83)	(5.97)	(7.79)	(11.26)	(0.75)	(0.54)	(1.14)	(1.48)	(2.14)
Period-end share market price	325.00	245.00	325.00	245.00	380.00	61.82	46.60	61.82	46.60	72 28
Price / book value	4.87	5.63	4.87	5.63	9.37	4.87	5 63	4.87	5.63	9.37
Shareholders' equity per share	66.79	43.51	66.79	43.51	40.54	12.70	8.28	12.70	8 28	7.71
Equity ratio	73%	88%	73%	88%	89%	73%	88%	73%	88%	89%
Average number of employees	323	246	288	232	237	323	246	288	232	237
Number of employees at the end of the period	335	249	335	249	248	335	249	335	249	248

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-IL8™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; and UniBody® are all trademarks of Genmab A/S; HuMAb-Mouse®, UltiMAb® and UltiMAb Human Antibody Development System® are trademarks of Medarex, Inc.; TC Mouse™ is a trademark of Kirin Brewery Co., Ltd. Bexxar™, Arranon™ and Atriance™ are all trademarks of GlaxoSmithKline.

Financial Review

The Interim Report is prepared on a consolidated basis for the Genmab Group. The financial statements are published in Danish Kroner (DKK). Solely for the convenience of the reader, this Interim Report contains a conversion of certain DKK amounts into US Dollars (USD) at a specified rate. These converted amounts should not be construed as representations that the DKK amounts actually represent such USD amounts or could be converted into USD at the rate indicated or at any other rate.

Unless otherwise indicated, conversion herein of financial information into USD has been made using the Danish Central Bank's spot rate on September 30, 2007, which was USD 1.00 = DKK 5.2574.

Revenues

Genmab's revenues were DKK 76.4 million for the third quarter of 2007 and DKK 356.1 million for the first nine months of 2007. The revenues arise primarily from services provided under Genmab's development collaboration agreements with GSK (co-development and commercialization of HuMax-CD20) and Merck Serono (development and commercialization of HuMax-CD4). For comparison, revenues totalled DKK 31.3 million in the third quarter of 2006 and DKK 105.6 million for the first nine months of 2006.

The upfront payment from GSK has initially been recognized as deferred income and is recognized as revenue on a straight-line basis over a five-year period. As announced on June 29, 2007, Genmab has regained all rights to HuMax-CD4 from Merck Serono. As previously projected, the remaining deferred income from this collaboration will be recognized as revenue on a straight line basis over the remaining part of 2007.

In June 2007, Genmab announced that we had reached the first development milestone for ofatumumab (HuMax-CD20) under the terms of our collaboration with GSK. The achievement of the milestone resulted in a payment of DKK 116.3 million. The milestone has been recognized immediately, as a separate earnings process relative to the milestone payment has been completed and achieved.

As revenues comprise milestone payments and other income from our research and development agreements, recognition of revenues may vary from period to period.

Operating Loss

Genmab's operating loss for the third quarter of 2007 was DKK 190.1 million compared to DKK 136.7 million for the similar quarter of 2006. Operating loss for the first nine months of 2007 was DKK 309.0 million compared to DKK 324.1 million for the first nine months of 2006.

As a natural consequence of the growth in the organisation and increasing development activities, the operating costs increased significantly from 2006 to 2007. The increase in the operating costs has been offset by increasing revenues in the first nine months of 2007.

Research and development costs amount to 89% (87% in the third quarter of 2006) of the operating costs and have increased from DKK 145.7 million in the third quarter of 2006 to DKK 236.3 million in the third quarter of 2007. On a nine months basis, research and development costs amount to DKK 582.0 million and hereafter 88% (85% in the first nine months of 2006) of the operating costs. The research and development costs have increased 60% compared to the first nine months of 2006 which reflect the increasing level of pre-clinical and clinical activities arising from the advancement of our product pipeline.

General and administrative expenses were DKK 30.3 million in the third quarter of 2007 compared to DKK 22.3 million in the same period of 2006. On a nine months basis, general and administrative expenses were DKK 83.0 million compared to DKK 65.2 million in the similar period of 2006. In line with the advancement of our product pipeline, the need for administrative support has also increased.

On September 30, 2007 the total number of employees amounted to 335, which is an increase of 86 employees compared to September 30, 2006. In the third quarter of 2007 the total number of employees increased from 302 to 335.

The operating loss for the third quarter of 2007 includes warrant compensation expenses totalling DKK 30.9 million compared to DKK 11.8 million for the third quarter of 2006. For the first nine months of 2007, warrant compensation expenses totalled DKK 59.8 million compared to DKK 26.7 million for the first nine months of 2006. The increasing level of warrant compensation expenses

is partly caused by the increasing number of employees and partly by the higher average share price, which has impacted the fair value of each warrant granted.

Net Financial Income

Net financial income for the third quarter of 2007 was DKK 15.9 million compared to DKK 25.0 million in the same period of 2006. On a nine months basis, net financial income of DKK 47.7 million compares to DKK 22.7 million in the same period of 2006. The year to date, net financial income has benefited from the higher average cash position. However, during the first nine months of 2007, the value of our cash position was negatively influenced by the effects of the international liquidity situation and increasing interest rates, which lead to reduced market values of some of our marketable securities. Moreover, the weakening of the USD against the DKK had a negative impact on the net financial income.

Net Loss

Net loss for the third quarter of 2007 was DKK 174.2 million compared to DKK 111.7 million in the third quarter of 2006. On a year to date basis, net loss for the first nine months of 2007 was DKK 261.2 million compared to DKK 301.5 million for the similar period of 2006.

Cash Flow

As of September 30, 2007, the balance sheet reflects cash, cash equivalents and marketable securities of DKK 3.921 billion compared to DKK 1.724 billion as of December 31, 2006. This represents a net increase of DKK 2.197 billion, primarily arising from the upfront payment and the issuance of shares to GSK in February 2007. The funds have mainly been invested in EUR-denominated securities. Our total marketable securities are hereafter invested in EUR (63%), DKK (31%) and USD-denominated securities (6%).

For the first nine months of 2007, the operating activities generated positive cash flows of DKK 692.9 million compared to a consumption of DKK 240.3 million in the same period of 2006.

The cash flow for the first nine months of 2007 is in line with our expectations.

Balance Sheet

As of September 30, 2007, total assets were DKK 4.093 billion compared to DKK 1.805 billion at the end of 2006. The increase is primarily caused by Genmab's strengthened cash position, which is a result of the upfront payment and equity investment, totalling DKK 2.615 billion, received from our worldwide agreement with GSK to co-develop and commercialize HuMax-CD20 in the first quarter of 2007.

Shareholders' equity, as of September 30, 2007, equalled DKK 2.973 billion compared to DKK 1.608 billion at the end of December 2006. On September 30, 2007, Genmab's equity ratio was 73% compared to the 89% reported at the end of 2006. The increase in shareholders' equity is mainly caused by GSK's subscription of 4,471,202 new shares in Genmab. This transaction increased shareholders' equity by DKK 1.529 billion.

Subsequent Events

On October 2, Genmab announced that its partner Roche filed a clinical trial application (CTA) with the British regulatory authorities. This is the third Genmab antibody developed under the companies' collaboration to enter clinical trials.

On October 11, Genmab announced that it had amended the ongoing HuMax-CD4 pivotal study to treat refractory CTCL and that the company had received an orphan drug designation for the treatment of nodal T-cell lymphoma.

On October 23, Genmab's partner Roche announced positive results from a Phase I study of R1507 in patients with solid tumors. Nine of 34

patients experienced disease stabilizations when treated with R1507. Four of seven patients with Ewing's sarcoma demonstrated clinical benefit, and two of these achieved durable, objective partial responses.

No other significant events have occurred since the balance sheet date which could significantly affect the financial statements as of September 30, 2007.

Additional information:

Helle Husted
Sr. Director, Investor Relations
Telephone +45 33 44 77 30

The forward looking statements contained in this Interim Report are subject to risks and uncertainties, so that the actual results may differ materially from those anticipated by the statements. These and certain other important factors affecting the business of Genmab A/S are described in the company's previously issued Annual Report and Private Placement Memorandum.

Directors' and Management's Statement on the Interim Report

The Board of Directors and Management have today considered and adopted the Interim Report of the Genmab Group for the 9 months ended September 30, 2007.

The Interim Report is prepared in accordance with the Copenhagen Stock Exchange's financial reporting requirements for listed companies. The Interim Report is in compliance with International Accounting Standard No. 34 (IAS 34), "Interim Financial Reporting", and additional Danish disclosure requirements for financial reporting of listed companies.

We consider the applied accounting policies to be appropriate and, in our opinion, the Interim Report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the Group.

Copenhagen, October 30, 2007

Management

Lisa N. Drakeman

Claus Juan Møller-San Pedro

Jan van de Winkel

Bo Kruse

Board of Directors

Michael B. Widmer
(Chairman)

Lisa N. Drakeman

Anders Gersel Pedersen

Karsten Havkrog Pedersen

Ernst H. Schweizer

Burton G. Malkiel

Hans Henrik Munch-Jensen

Income Statement for the 3rd Quarter of 2007

	3rd quarter of 2007 DKK'000	3rd quarter of 2006 DKK'000	3rd quarter of 2007 USD'000	3rd quarter of 2006 USD'000
Revenues	76,436	31,334	14,539	5,960
Research and development costs	(236,262)	(145,715)	(44,939)	(27,716)
General and administrative expenses	(30,266)	(22,274)	(5,757)	(4,237)
Operating loss	**(190,092)**	**(136,655)**	**(36,157)**	**(25,993)**
Financial income	92,028	31,852	17,504	6,059
Financial expenses	(76,143)	(6,891)	(14,483)	(1,311)
Loss before tax	**(174,207)**	**(111,694)**	**(33,136)**	**(21,245)**
Corporate tax	-	-	-	-
Net loss	**(174,207)**	**(111,694)**	**(33,136)**	**(21,245)**
Basic and diluted net loss per share (in DKK / USD)	(3.92)	(2.83)	(0.75)	(0.54)
Weighted average number of ordinary shares outstanding during the period - basic and diluted	44,469,990	39,469,814	44,469,990	39,469,814

Income Statement for the 9 months ended September 30, 2007

	9 months ended September 30, 2007	9 months ended September 30, 2006	9 months ended September 30, 2007	9 months ended September 30, 2006
	DKK'000	DKK'000	USD'000	USD'000
Revenues	356,062	105,620	67,726	20,090
Research and development costs	(582,045)	(364,604)	(110,710)	(69,351)
General and administrative expenses	(82,973)	(65,162)	(15,782)	(12,394)
Operating loss	**(308,956)**	**(324,146)**	**(58,766)**	**(61,655)**
Financial income	167,605	80,220	31,880	15,258
Financial expenses	(119,875)	(57,569)	(22,801)	(10,950)
Loss before tax	**(261,226)**	**(301,495)**	**(49,687)**	**(57,347)**
Corporate tax	-	-	-	-
Net loss	**(261,226)**	**(301,495)**	**(49,687)**	**(57,347)**
Basic and diluted net loss per share (in DKK / USD)	(5.97)	(7.79)	(1.14)	(1.48)
Weighted average number of ordinary shares outstanding during the period - basic and diluted	43,753,240	38,692,580	43,753,240	38,692,580

Balance Sheet – Assets

	Note	September 30, 2007 DKK'000	December 31, 2006 DKK'000	September 30, 2006 DKK'000	September 30, 2007 USD'000	December 31, 2006 USD'000	September 30, 2006 USD'000
Leasehold improvements		1,989	3,094	3,857	378	589	734
Equipment, furniture and fixtures		30,118	28,170	30,276	5,729	5,358	5,759
Fixed assets under construction		154	-	-	29	-	-
Total tangible fixed assets		**32,261**	**31,264**	**34,133**	**6,136**	**5,947**	**6,493**
Other securities and equity interests		613	2,453	3,066	117	467	583
Total financial fixed assets		**613**	**2,453**	**3,066**	**117**	**467**	**583**
Total non-current assets		**32,874**	**33,717**	**37,199**	**6,253**	**6,414**	**7,076**
Other receivables		128,022	40,968	51,238	24,351	7,792	9,746
Prepayments		10,478	5,611	6,775	1,993	1,067	1,289
Total receivables		**138,500**	**46,579**	**58,013**	**26,344**	**8,859**	**11,035**
Marketable securities	2	**3,769,267**	**1,295,258**	**1,445,258**	**716,945**	**246,369**	**274,900**
Cash and cash equivalents		**152,029**	**429,075**	**413,084**	**28,917**	**81,614**	**78,572**
Total current assets		**4,059,796**	**1,770,912**	**1,916,355**	**772,206**	**336,842**	**364,507**
Total assets		**4,092,670**	**1,804,629**	**1,953,554**	**778,459**	**343,256**	**371,583**

Balance Sheet – Shareholders' Equity and Liabilities

	Note	September 30, 2007 DKK'000	December 31, 2006 DKK'000	September 30, 2006 DKK'000	September 30, 2007 USD'000	December 31, 2006 USD'000	September 30, 2006 USD'000
Share capital		44,506	39,648	39,570	8,465	7,541	7,527
Share premium		5,338,280	3,776,893	3,766,894	1,015,384	718,396	716,494
Reserve for share-based payment		132,276	72,454	59,975	25,160	13,781	11,408
Translation reserves		4,664	4,433	4,513	887	843	858
Accumulated deficit		(2,547,072)	(2,285,846)	(2,149,105)	(484,474)	(434,786)	(408,777)
Shareholders' equity		**2,972,654**	**1,607,582**	**1,721,847**	**565,422**	**305,775**	**327,510**
Lease liability		9,890	11,251	12,997	1,881	2,140	2,472
Total non-current liabilities		**9,890**	**11,251**	**12,997**	**1,881**	**2,140**	**2,472**
Current portion of lease liability		7,764	6,955	7,396	1,477	1,323	1,407
Accounts payable		55,792	47,352	46,628	10,612	9,007	8,869
Deferred income		940,424	71,177	93,865	178,876	13,538	17,854
Other liabilities		106,146	60,312	70,821	20,191	11,473	13,471
Total current liabilities		**1,110,126**	**185,796**	**218,710**	**211,156**	**35,341**	**41,601**
Total liabilities		**1,120,016**	**197,047**	**231,707**	**213,037**	**37,481**	**44,073**
Total shareholders' equity and liabilities		**4,092,670**	**1,804,629**	**1,953,554**	**778,459**	**343,256**	**371,583**

	Note
Warrants	3
Internal shareholders	4
Reconciliation from IFRS to US GAAP	5

Statement of Cash Flow

	9 months ended September 30, 2007	9 months ended September 30, 2006	9 months ended September 30, 2007	9 months ended September 30, 2006
	DKK'000	DKK'000	USD'000	USD'000
Net loss	**(261,226)**	**(301,495)**	**(49,687)**	**(57,347)**
Reversal of financial items, net	(47,730)	(22,651)	(9,079)	(4,308)
Adjustments for non-cash transactions:				
Depreciation and amortization	10,847	13,826	2,063	2,630
Net (gain) / loss on sale of equipment	137	(335)	26	(64)
Warrant compensation expenses	59,822	26,721	11,379	5,083
Changes in current assets and liabilities:				
Other receivables	(73,379)	22,078	(13,957)	4,199
Prepayments	(4,881)	9,267	(928)	1,763
Deferred income	869,140	(54,662)	165,317	(10,397)
Accounts payable and other liabilities	52,561	39,573	9,998	7,527
Cash flow from operating activities before financial items	**605,291**	**(267,678)**	**115,132**	**(50,914)**
Financial receivables	87,574	27,392	16,657	5,210
Cash flow from operating activities	**692,865**	**(240,286)**	**131,789**	**(45,704)**
Purchase of property, plant and equipment	(3,296)	(1,699)	(627)	(323)
Sale of property, plant and equipment	77	621	15	118
Marketable securities bought	(4,455,485)	(1,667,639)	(847,469)	(317,198)
Marketable securities sold	1,928,477	1,069,823	366,812	203,489
Cash flow from investing activities	**(2,530,227)**	**(598,894)**	**(481,269)**	**(113,914)**
Warrants exercised	38,509	79,892	7,325	15,196
Shares issued for cash	1,529,151	845,250	290,857	160,773
Costs related to issuance of shares	(1,415)	(46,778)	(269)	(8,898)
Paid installments on lease liabilities	(5,614)	(7,211)	(1,068)	(1,372)
Cash flow from financing activities	**1,560,631**	**871,153**	**296,845**	**165,699**
Increase / (decrease) in cash and cash equivalents	**(276,731)**	**31,973**	**(52,635)**	**6,081**
Cash and cash equivalents at the beginning of the period	429,075	381,346	81,614	72,535
Exchange rate adjustment of cash	(315)	(235)	(62)	(44)
Cash and cash equivalents at the end of the period	**152,029**	**413,084**	**28,917**	**78,572**
Cash and cash equivalents include:				
Bank deposits and petty cash	148,878	409,276	28,318	77,848
Restricted bank deposits	3,151	3,808	599	724
	152,029	**413,084**	**28,917**	**78,572**
Non-cash transactions:				
Assets acquired	8,822	4,579	1,678	871
Liabilities assumed	(8,822)	(4,579)	(1,678)	(871)

Statement of Shareholders' Equity

	Number of shares	Share capital	Share premium	Reserve for share-based payment	Translation reserves	Accumulated deficit	Shareholders' equity	Shareholders' equity
		DKK'000	DKK'000	DKK'000	DKK'000	DKK'000	DKK'000	USD'000
December 31, 2005	33,108,098	33,108	2,894,992	33,254	5,026	(1,847,610)	1,118,770	212,799
Comprehensive income:								
Adjustment of foreign currency fluctuations on subsidiaries					(513)		(513)	(96)
Loss for the period						(301,495)	(301,495)	(57,347)
Total comprehensive income							(302,008)	(57,443)
Exercise of warrants	711,776	712	79,180				79,892	15,196
Capital increase	5,750,000	5,750	839,500				845,250	160,773
Expenses related to capital increases			(46,778)				(46,778)	(8,898)
Warrant compensation expenses				26,721			26,721	5,083
September 30, 2006	39,569,874	39,570	3,766,894	59,975	4,513	(2,149,105)	1,721,847	327,510
Comprehensive income:								
Adjustment of foreign currency fluctuations on subsidiaries					(80)		(80)	(17)
Loss for the period						(136,741)	(136,741)	(26,009)
Total comprehensive income							(136,821)	(26,026)
Exercise of warrants	78,481	78	10,095				10,173	1,935
Expenses related to capital increases			(96)				(96)	(18)
Warrant compensation expenses				12,479			12,479	2,374
December 31, 2006	39,648,355	39,648	3,776,893	72,454	4,433	(2,285,846)	1,607,582	305,775
Comprehensive income:								
Adjustment of foreign currency fluctuations on subsidiaries					231		231	42
Loss for the period						(261,226)	(261,226)	(49,687)
Total comprehensive income							(260,995)	(49,645)
Exercise of warrants	386,659	387	38,122				38,509	7,325
Capital increase	4,471,202	4,471	1,524,680				1,529,151	290,857
Expenses related to capital increases			(1,415)				(1,415)	(269)
Warrant compensation expenses				59,822			59,822	11,379
September 30, 2007	44,506,216	44,506	5,338,280	132,276	4,664	(2,547,072)	2,972,654	565,422

Notes to the Financial Statements

1. Accounting Policies

The Interim Report has been prepared in accordance with the Copenhagen Stock Exchange's financial reporting requirements for listed companies. The Interim Report is unaudited and prepared in compliance with International Accounting Standard No. 34 (IAS 34), "Interim Financial Reporting".

The accounting policies used for the Interim Report are consistent with the accounting policies used in the company's latest Annual Report, which was prepared in accordance with the IFRS as endorsed by the EU and additional Danish disclosure requirements for financial reporting of listed companies.

The Interim Report has been prepared in Danish Kroner (DKK), which is the functional currency of the parent company and the Group.

The most significant items of the Group's accounting policies are:

Consolidated Financial Statements
The consolidated financial statements include Genmab A/S (the parent company), Genmab B.V., Genmab, Inc., and Genmab Ltd. (collectively referred to as the Genmab Group).

Revenues
Revenues comprise upfront and milestone payments and other income from research and development agreements. Revenues are recognized when it is probable that future economic benefits will flow to the Group and these benefits can be measured reliably.

Upfront payments that are deemed attributable to subsequent research and development work are recognized as deferred income and recognized as revenue over the planned development period. Milestone payments are recognized immediately if a separate earnings process relative to the milestone payment has been completed and achieved.

Stock-Based Compensation
For warrants granted after November 7, 2002, the Group applies IFRS 2 according to which the fair value of the warrants at grant date is recognized as an expense in the income statement over the vesting period. A corresponding amount is recognized in a separate reserve under equity. Warrants granted prior to November 7, 2002 are not comprised by IFRS 2.

Marketable Securities
Marketable securities consist of investments in securities with a maturity greater than three months at the time of purchase. The Group invests its cash in deposits with major financial institutions, in mortgage bonds, corporate bonds and notes issued by Danish, EU or US governments. The securities can be readily purchased and sold using established markets. When sold, the cost of marketable securities is determined based on the "first-in first-out" principle.

The Group's portfolio of investments has been classified as "financial assets at fair value through profit or loss". Fair value equals the listed price. Realized and unrealized gains and losses (including unrealized foreign exchange rate gains and losses) are recognized in the income statement as financial items. Transactions are recognized at trade date.

Notes to the Financial Statements

1. Accounting Policies (continued)

Cash and Cash Equivalents
Cash and cash equivalents comprise cash, bank deposits and marketable securities with a maturity of three months or less on the date of acquisition. Cash and cash equivalents are measured at fair value.

Segment Reporting
The Group is managed and operated as one business unit. The entire Group is managed by a single management team reporting to the Chief Executive Officer. No separate lines of business or separate business entities have been identified with respect to any product candidates or geographical markets. Accordingly, Genmab has concluded that it is not relevant to disclose segment information on business segments or geographical markets.

Management Judgment under IFRS
In preparing interim reports under IFRS, certain provisions under IFRS require management to make judgments (various accounting estimates and assumptions) which forms the basis of recognition of the Group's assets and liabilities. The most significant judgments include, among other things, recognition of internally generated intangible assets and revenue recognition. For a description of significant judgments, please refer to pages 29-30 of the Annual Report 2006.

Reconciliation from IFRS to US GAAP
The Interim Report includes a reconciliation of the reported net result under IFRS to the corresponding net result under US GAAP.

2. Marketable Securities

The Group has classified all investments as short-term since it has the intent and ability to sell and redeem them within a year.

	September 30, 2007 DKK'000	December 31, 2006 DKK'000 (full year)	September 30, 2006 DKK'000	September 30, 2007 USD'000	December 31, 2006 USD'000 (full year)	September 30, 2006 USD'000
Cost at the beginning of the period	1,309,417	878,286	878,286	249,062	167,057	167,057
Additions for the period	4,455,485	2,448,512	1,667,639	847,469	465,727	317,198
Disposals for the period	(1,945,336)	(2,017,381)	(1,076,978)	(370,019)	(383,722)	(204,849)
Cost at the end of the period	**3,819,566**	**1,309,417**	**1,468,947**	**726,512**	**249,062**	**279,406**
Adjustment to fair value at the beginning of the period	(14,159)	(6,730)	(6,730)	(2,693)	(1,280)	(1,280)
Adjustment to fair value for the period	(36,140)	(7,429)	(16,959)	(6,874)	(1,413)	(3,226)
Adjustment to fair value at the end of the period	**(50,299)**	**(14,159)**	**(23,689)**	**(9,567)**	**(2,693)**	**(4,506)**
Net book value at the end of the period	**3,769,267**	**1,295,258**	**1,445,258**	**716,945**	**246,369**	**274,900**

Notes to the Financial Statements

3. Warrants

Warrant Scheme
Genmab A/S has established warrant schemes as an incentive for all company employees, including those in our subsidiaries, members of the Board of Directors and members of the executive management as well as certain external consultants with a long-term relationship with us. To date, all employees have been granted warrants in connection with their employment.

Warrants Granted from August 2004
Under the most recent warrant scheme, effective from August 2004, warrants can be exercised from one year after the grant date. As a general rule, the warrant holder may only exercise 25% of the warrants granted per full year of employment or affiliation with Genmab after the grant date. However, the warrant holder will be entitled to exercise all warrants in instances where the employment or consultancy relationship is terminated by the company without the warrant holder providing a good reason to do so. All warrants lapse at the tenth anniversary of the grant date.

Warrants Granted prior to August 2004
Half of the warrants granted under the preceding warrant schemes can be exercised one year after the grant date with the other half exercisable two years after the grant date. The exercise period lasts for three years from the date when a warrant first becomes exercisable. If the warrants are not exercised within these periods, they lapse. Warrants granted under the preceding warrant schemes will lapse on March 31, 2009 at the latest.

The exercise of warrants is not conditional upon continued employment or affiliation with Genmab. However, upon the conclusion of employment or affiliation, the holder is obligated to offer to sell a specified percentage of shares issued back to the company. The sell back clause is not applicable in the event of termination as a result of the company's breach of the employment or affiliation contract. The sell back clause defines the percentage of shares that the holder is required to offer to sell back to the company.

The repurchase price to be paid for the shares by the company in these instances is the warrant holder's original exercise price. Accordingly, the warrant holder will not be able to profit on shares sold back to the company.

Warrant Activity
In the third quarter of 2007, no warrants were granted to employees of the company and its subsidiaries. A total of 386,659 warrants have been exercised during the first nine months of 2007 of which 41,660 warrants were exercised during the third quarter. During the third quarter of 2007, warrant exercises resulted in total proceeds to the company of DKK 2,870 thousand. 70,649 warrants have expired during the third quarter of 2007. The total amount of expired warrants during the first nine months of 2007 is hereafter 136,574.

As of September 30, 2007, 106,020 warrants with a weighted average exercise price of DKK 60.55 were outstanding under the preceding warrant schemes and 3,860,502 warrants with a weighted average exercise price of DKK 204.84 were outstanding under the August 2004 warrant scheme. For comparison, as of September 30, 2006, 598,614 warrants with a weighted average exercise price of DKK 92.44 were outstanding under the preceding warrant schemes and 2,716,852 warrants with a weighted average exercise price of DKK 129.49 were outstanding under the August 2004 warrant scheme.

Notes to the Financial Statements

4. Internal Shareholders

The following table sets forth certain information regarding the beneficial ownership of the issued share capital and the outstanding warrants by the members of the Board of Directors and the management as per September 30, 2007:

Number of ordinary shares owned	December 31, 2006	Acquired	Sold	September 30, 2007
Board of Directors				
Lisa N. Drakeman	511,040	-	(150,000)	361,040
Ernst Schweizer	162,340	43,500	(85,840)	120,000
Michael Widmer	-	25,000	(25,000)	-
Karsten Havkrog Pedersen	-	12,500	(12,500)	-
Anders Gersel Pedersen	-	17,000	(17,000)	-
Burton G. Malkiel	-	-	-	-
Hans Henrik Munch-Jensen	-	-	-	-
	673,380	98,000	(290,340)	481,040
Management				
Lisa N. Drakeman, see above	-	-	-	-
Jan van de Winkel	230,000	-	(110,000)	120,000
Claus Juan Møller-San Pedro	331,635	-	(120,000)	211,635
Bo Kruse	26,900	-	(20,000)	6,900
	588,535	-	(250,000)	338,535
Total	1,261,915	98,000	(540,340)	819,575

Number of warrants held	December 31, 2006	Granted	Exercised	September 30, 2007
Board of Directors				
Lisa N. Drakeman	605,000	200,000	-	805,000
Ernst Schweizer	126,000	15,000	(43,500)	97,500
Michael Widmer	95,000	30,000	(25,000)	100,000
Karsten Havkrog Pedersen	47,500	15,000	(12,500)	50,000
Anders Gersel Pedersen	52,000	15,000	(17,000)	50,000
Burton G. Malkiel	-	40,000	-	40,000
Hans Henrik Munch-Jensen	-	40,000	-	40,000
	925,500	355,000	(98,000)	1,182,500
Management				
Lisa N. Drakeman, see above	-	-	-	-
Jan van de Winkel	290,000	100,000	-	390,000
Claus Juan Møller-San Pedro	290,000	100,000	-	390,000
Bo Kruse	187,500	75,000	-	262,500
	767,500	275,000	-	1,042,500
Total	1,693,000	630,000	(98,000)	2,225,000

Notes to the Financial Statements

5. Reconciliation from IFRS to US GAAP

The financial statements of the Group are prepared in accordance with IFRS, which differ in certain aspects from US GAAP. For convenience of the reader, we have provided a reconciliation of the net result under IFRS to the corresponding net result under US GAAP. US GAAP has additional disclosure requirements with respect to some of the areas included in the reconciliation, but such disclosures have not been included in this note.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," establishes US GAAP for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income, which is a component of shareholders' equity, includes all unrealized gains and losses (including exchange rate gains and losses) on debt and equity securities classified as "Available-for-sale." Such securities would be classified as marketable securities in the financial statements under US GAAP and such unrealized gains and losses would be included in a separate statement in order to determine comprehensive income.

In accordance with IFRS, the Group classifies such securities as financial assets at fair value through profit or loss. Unrealized gains and losses (including exchange rate adjustments) are included in the income statement as financial items and in shareholders' equity as part of the accumulated deficit.

Warrant Compensation Expenses

Under IFRS, the fair value of warrants granted is recognized as an expense in the income statement with a corresponding entry in shareholders' equity. SFAS No. 123R, "Share-Based Payment (revised)" includes similar requirements. Adoption of SFAS No. 123R as of January 1, 2006, using the modified prospective application method, leads to differences between IFRS and US GAAP, as SFAS No. 123R comprises portions of prior years' warrant grants not fully vested, which are not comprised by IFRS 2. There are no differences between IFRS and US GAAP for periods ended after September 30, 2006.

Application of US GAAP would have affected net loss for the periods ended September 30, 2007 and 2006 to the extent described below.

Notes to the Financial Statements

5. Reconciliation from IFRS to US GAAP (continued)

Reconciliation from IFRS to US GAAP for the 3rd Quarter of 2007

	3rd quarter of 2007 DKK'000	3rd quarter of 2006 DKK'000	3rd quarter of 2007 USD'000	3rd quarter of 2006 USD'000
Net loss according to IFRS	**(174,207)**	**(111,694)**	**(33,136)**	**(21,245)**
Revaluation of marketable securities concerning measurement to market value	21,645	(7,848)	4,117	(1,493)
Reversed unrealized exchange rate (gain) / loss on marketable securities	3,464	(981)	659	(187)
Reversed warrant compensation expenses	-	11,767	-	2,238
US GAAP warrant compensation expenses	-	(11,838)	-	(2,252)
Net gain / (loss) according to US GAAP	**(149,098)**	**(120,594)**	**(28,360)**	**(22,939)**
Weighted average number of ordinary shares outstanding during the period - basic	44,469,990	39,469,814	44,469,990	39,469,814
Basic net gain/ (loss) per share according to US GAAP (in DKK / USD)	(3.35)	(3.06)	(0.64)	(0.58)
Net gain / (loss) according to US GAAP	**(149,098)**	**(120,594)**	**(28,360)**	**(22,939)**
Other Comprehensive income: Unrealized gain / (loss) from marketable securities	(21,645)	7,848	(4,117)	1,493
Adjustment of foreign currency fluctuations in subsidiaries	182	(74)	35	(14)
Unrealized exchange rate gain / (loss) on marketable securities	(3,464)	981	(659)	187
Comprehensive income	**(174,025)**	**(111,839)**	**(33,101)**	**(21,273)**

Notes to the Financial Statements

5. Reconciliation from IFRS to US GAAP (continued)

Reconciliation from IFRS to US GAAP for the 9 months ended September 30, 2007

	9 months ended September 30, 2007	9 months ended September 30, 2006	9 months ended September 30, 2007	9 months ended September 30, 2006
	DKK'000	DKK'000	USD'000	USD'000
Net loss according to IFRS	**(261,226)**	**(301,495)**	**(49,687)**	**(57,347)**
Revaluation of marketable securities concerning measurement to market value	31,705	10,245	6,031	1,949
Reversed unrealized exchange rate (gain) / loss on marketable securities	8,723	6,417	1,659	1,221
Reversed warrant compensation expenses	-	26,721	-	5,083
US GAAP warrant compensation expenses	-	(27,404)	-	(5,212)
Net loss according to US GAAP	**(220,798)**	**(285,516)**	**(41,997)**	**(54,306)**
Weighted average number of ordinary shares outstanding during the period - basic and diluted	43,753,240	38,692,580	43,753,240	38,692,580
Basic and diluted net loss per share according to US GAAP (in DKK / USD)	(5.05)	(7.38)	(0.96)	(1.40)
Net loss according to US GAAP	**(220,798)**	**(285,516)**	**(41,997)**	**(54,306)**
Other Comprehensive income: Unrealized gain / (loss) from marketable securities	(31,705)	(10,245)	(6,031)	(1,949)
Adjustment of foreign currency fluctuations in subsidiaries	231	(513)	42	(96)
Unrealized exchange rate gain / (loss) on marketable securities	(8,723)	(6,417)	(1,659)	(1,221)
Comprehensive income	**(260,995)**	**(302,691)**	**(49,645)**	**(57,572)**

Genmab

Interim Report
for the 6 months ended June 30, 2007

August 21, 2007

Genmab A/S
Toldbodgade 33
DK-1253 Copenhagen K
CVR no. 21 02 38 84

Dear Shareholder,

For the first half of 2007, Genmab reported a net loss of DKK 87.0 million (approximately USD 15.8 million) compared to a net loss of DKK 189.8 million (approximately USD 34.4 million) for the same period in 2006. During the first half of 2007, Genmab recognized DKK 279.6 million (approximately USD 50.7 million) in revenues compared to DKK 74.3 million (approximately USD 13.5 million) in the corresponding period of 2006.

At June 30, 2007, Genmab had cash and marketable securities of DKK 3.980 billion (approximately USD 722 million).

For the first half of 2007, Genmab's research and development costs accounted for 87% of operating costs and were DKK 345.8 million (approximately USD 62.7 million) compared to DKK 218.9 million (approximately USD 39.7 million) for the first half of 2006. General and administrative expenses totalled DKK 52.7 million (approximately USD 9.6 million) in the first half of 2007 compared to DKK 42.9 million (approximately USD 7.8 million) in the similar period of 2006.

The net loss per share was DKK 2.01 (approximately USD 0.36) for the first half of 2007 compared to DKK 4.96 (approximately USD 0.90) for the first half of 2006.

Outlook

Genmab is maintaining its financial guidance for the year. We project a 2007 operating loss of DKK 385 to 435 million and a net loss in the range of DKK 260 to 310 million. Genmab's projected December 31, 2007 cash position is expected to be in the range of DKK 3.8 to 3.9 billion.

The above estimates are subject to possible change primarily due to the timing and variation of clinical development activities, related costs and fluctuating exchange rates. The estimates also assume that no further agreements are entered into during 2007 that could materially affect the results.

Highlights

Genmab continued the progress made during the first quarter of 2007 with a number of business and scientific achievements in the second quarter including the following:

- On June 29, Genmab regained all rights to HuMax-CD4® (zanolimumab) from Merck Serono S.A. and announced final data from the HuMax-CD4 Phase II data in cutaneous T-cell lymphoma (CTCL).
- On June 18, Genmab announced further development plans for HuMax-CD20® (ofatumumab), including clinical expansion into the new disease indications of multiple sclerosis and diffuse large B-cell lymphoma (DLBCL).
- Effective June 18, Genmab became a member of the OMXC20 index on the OMX Nordic Exchange Copenhagen.
- Genmab and GlaxoSmithKline reported positive results from the Phase II study of HuMax-CD20 in rheumatoid arthritis (RA) on June 15. These positive results triggered the first milestone payment to Genmab in the companies' collaboration.
- On June 14, we announced initiation of a Phase II study of HuMax-CD20 in combination with CHOP chemotherapy in previously untreated follicular non-Hodgkin's lymphoma (NHL) patients.

- On June 3, Genmab presented positive pre-clinical data illustrating the broad potential of HuMax-EGFr™ for the treatment of cancer.

- On May 21, Genmab announced positive data showing that HuMax-HepC™ prevented Hepatitis C infection in a pre-clinical study.

- On April 12, Genmab initiated a Phase II study of HuMax-EGFr in combination with chemo-radiation to treat non small cell lung cancer.

- Subsequent to the balance sheet date, on August 2, Genmab announced that it had regained all rights to the HuMax-TAC™ antibody from Merck Serono following their portfolio review.

- On August 10, Genmab announced that its partner Roche had filed an IND with the FDA for a Genmab antibody developed under the companies' collaboration.

Product Pipeline

During the first half of 2007, we continued to build a broad portfolio of products in various stages of development. As per June 30, 2007, the clinical pipeline included four pivotal Phase III studies, six Phase II studies, one Phase I/II study, three Phase I studies, and more than eighteen pre-clinical programs. An update on the status of our key programs is below.

Product	Partner	Pre-clinical / Phase I/II / Phase II / Phase III
HuMax-CD20	GSK	Chronic lymphocytic leukemia (B-CLL)
		Non-Hodgkin's lymphoma (NHL)
		Rheumatoid arthritis (RA)
		B-CLL front line
		NHL front line
HuMax-CD4		Cutaneous T-cell lymphoma (CTCL)
		Non-cutaneous T-cell lymphoma (NCTCL)
		NCTCL combination
HuMax-EGFr		Head and neck cancer
		Non small cell lung cancer front line
		Head and neck cancer front line
AMG 714	Amgen	Rheumatoid arthritis*
		Psoriasis
HuMax-Inflam	Medarex	Autoimmune diseases
R1507	Roche	Cancer
Roche 2		
HuMax-HepC		Hepatitis C reinfection
HuMax-CD38		Multiple myeloma
HuMax-TAC		
HuMax-ZP3		Cancer

*Further development of AMG 714 in RA is dependent upon results of a Phase I study

HuMax-CD20 (ofatumumab)

HuMax-CD20 is currently in clinical studies for the treatment of chronic lymphocytic leukemia (CLL), follicular NHL and RA.

A pivotal Phase III study is ongoing to treat refractory CLL. The study has been amended to include approximately 150 patients and two different patient populations. The main patient populations to be examined in the study are: patients who are refractory to both fludarabine

and alemtuzumab and fludarabine refractory patients who are considered inappropriate candidates for alemtuzumab due to bulky tumor in their lymph nodes. Each group will consist of approximately 66 patients and will be analyzed separately. Due to the high unmet medical need amongst these patients, registration of ofatumumab could be possible in each indication, depending on the data generated from this study.

HuMax-CD20 has a Fast Track designation from the FDA for refractory CLL. Positive HuMax-CD20 Phase I/II data showing an objective response rate of 50% in CLL patients treated at the highest dose level (2000 mg) was previously reported.

A Phase II front line study of HuMax-CD20 in combination with fludarabine and cyclophosphamide (FC) to treat CLL in previously untreated patients was initiated in December 2006.

A HuMax-CD20 Phase III pivotal study to treat patients with rituximab refractory follicular NHL was initiated in July 2006. Positive results from a previous Phase I/II study in relapsed or refractory follicular NHL showed objective responses of up to 63% according to the Cheson criteria.

In June 2007, a Phase II study of HuMax-CD20 in combination with cyclophosphamide, doxorubicin, vincristine and prednisone (CHOP) in patients with previously untreated follicular NHL was initiated. A total of 56 patients will be enrolled in the study.

Positive data from a Phase II HuMax-CD20 study in RA was presented in June 2007. In the intention-to-treat study population comprising 224 patients, 46% of all patients treated with HuMax-CD20 achieved ACR20, 24% achieved ACR50 and 6% achieved ACR70 compared to 15%, 5% and 0% in the placebo group at 24 weeks. Genmab and GSK are planning to initiate the Phase III program during the second half of 2007.

Expanded development plans for HuMax-CD20 were also announced in June. Randomized Phase III studies in CLL and NHL are being planned in addition to the Phase III RA studies. We also plan to expand development into two new disease indications: relapsing remitting multiple sclerosis (RRMS) and diffuse large B-cell lymphoma.

In December 2006, Genmab entered into an agreement with GlaxoSmithKline (GSK), which gave GSK exclusive worldwide rights to co-develop and commercialize HuMax-CD20. Under the co-development of HuMax-CD20, GSK and Genmab will share the development costs equally from 2008. GSK will be solely responsible for manufacturing and commercialization. Genmab reached the first milestone under the companies' agreement with the presentation of positive data in the Phase II RA study, triggering a milestone payment of DKK 116.3 million in June 2007.

HuMax-CD4 (zanolimumab)

HuMax-CD4 is currently in Phase III development for the treatment of cutaneous T-cell lymphoma (CTCL) and in Phase II development for non-cutaneous T-cell lymphoma (NCTCL). The CTCL pivotal study is being conducted under an SPA agreement and Fast Track designation from the FDA. HuMax-CD4 has also been granted Orphan Drug Status in the EU and US to treat patients with the most common form of CTCL, mycosis fungoides (MF).

Positive preliminary results from the pivotal study in CTCL were presented in December 2006. A clinical response was shown in 42% of patients in the two highest dose groups. A partial response was obtained by 16% of patients in the 8 mg/kg dose group and 67% of patients in the 14 mg/kg dose group. No responses were observed in the 4 mg/kg dose group and this level is not being used in the second part of this ongoing study.

Final results from the Phase II studies in CTCL were announced in June 2007. At the high dose levels of 560 mg and 980 mg of HuMax-CD4, median response duration was 81 weeks, a significant increase compared to previously reported data.

In December 2006, preliminary results from the ongoing Phase II NCTCL trial showed that 28.5% of patients had objective responses. A Phase II study to treat NCTCL patients with HuMax-CD4 in combination with chemotherapy is underway.

Genmab regained all rights to HuMax-CD4 from Merck Serono in June 2007.

HuMax-EGFr (zalutumumab)
Genmab is running two studies with HuMax-EGFr to treat head and neck cancer and one study to treat non small cell lung cancer. A pivotal Phase III study to treat 273 patients with refractory head and neck cancer considered incurable with standard treatment is being conducted under a Fast Track designation from the FDA. A 36 patient Phase I/II study of HuMax-EGFr in combination with chemo-radiation as front line treatment of advanced head and neck cancer is also ongoing. Previously reported data from a Phase I/II study showed encouraging efficacy in refractory head and neck cancer with 9 out of 11 patients in the two highest dose groups obtaining partial metabolic response or stable metabolic disease when evaluated by FDG-PET scan.

In April 2007, Genmab initiated a Phase II study of HuMax-EGFr in combination with chemo-radiation for the treatment of non small cell lung cancer. A maximum of 270 patients with advanced non small cell lung cancer will be included in the study.

In June 2007, Genmab announced new pre-clinical data illustrating that HuMax-EGFr may have broad potential to treat cancers that over-express several types of epidermal growth factor receptor (EGFr). In a novel laboratory model, HuMax-EGFr effectively inhibited the growth of tumor cells that express both mutated or normal EGF receptors. The model also tested the effects of tyrosine kinase inhibitors (TKI) such as the marketed products Iressa and Tarceva on EGFr-expressing tumor cells. Tumor cells expressing various mutated EGFr varied strongly in their sensitivity to TKI therapy, whereas no differences in efficacy were observed for HuMax-EGFr.

AMG 714
AMG 714 is being developed under an agreement with Amgen, Inc. and is undergoing Phase I clinical testing. Results from a Phase II study in RA were presented in 2006. Amgen is responsible for all further development of AMG 714.

HuMax-Inflam™
HuMax-Inflam is a high-affinity human antibody in development to treat inflammatory conditions. A Phase I/II clinical trial has produced positive safety and efficacy data. We believe HuMax-Inflam may be a candidate for Orphan Drug status. Genmab is developing HuMax-Inflam in collaboration with Medarex, Inc.

R1507
R1507 is a fully human antibody created by Genmab under collaboration with Roche. R1507 is currently in Phase I clinical trials. This antibody targets the Insulin-like Growth Factor-1 Receptor (IGF-1R) which has been shown to be important in tumor growth and protecting tumor cells from being killed. IGF-1R is over-expressed on a variety of tumors including breast, colon, prostate, lung, skin and pancreatic cancers. In pre-clinical studies, R1507 was shown to block binding and signalling of tumor growth factor receptors and effectively stopped tumor cell growth in animal models.

Pre-clinical Programs

Genmab's pre-clinical programs include HuMax-CD38™ for multiple myeloma, HuMax-ZP3™ for cancer, HuMax-HepC™ to potentially treat Hepatitis C virus reinfection after liver transplantation and HuMax-TAC™, which until August 2007 was developed by Merck Serono.

In May 2007, Genmab announced that HuMax-HepC prevented Hepatitis C virus (HCV) infection in a novel animal model. In the pre-clinical study, mice with a compromised immune system were transplanted with human liver cells and exposed to a mixture of patient-derived HCV of different genotypes. Replication of HCV was not observed in 5 of 6 mice treated with HuMax-HepC. The sixth mouse was infected with HCV, but the virus was subsequently cleared. In comparison, 5 of 6 mice who received a control antibody developed and sustained a robust HCV infection.

Consolidated Key Figures

The following key figures and financial ratios have been prepared on a consolidated basis. The financial ratios have been calculated in accordance with the recommendations of the Association of Danish Financial Analysts.

Key figures comply with the requirements under the Danish financial reporting requirements and the IFRS. All key figures and financial ratios are in conformity with the current accounting policies. The figures have been stated in thousands, except for the financial ratios.

	2nd quarter of 2007	2nd quarter of 2006	6 months ended June 30, 2007	6 months ended June 30, 2006	Full year 2006	2nd quarter of 2007	2nd quarter of 2006	6 months ended June 30, 2007	6 months ended June 30, 2006	Full year 2006
	DKK'000	DKK'000	DKK'000	DKK'000	DKK'000	USD'000	USD'000	USD'000	USD'000	USD'000
Income Statement										
Revenues	199,957	31,318	279,626	74,286	135,547	36,285	5,683	50,742	13,480	24,597
Research and development costs	(186,466)	(102,872)	(345,783)	(218,889)	(513,065)	(33,837)	(18,668)	(62,748)	(39,721)	(93,103)
General and administrative expenses	(26,537)	(21,180)	(52,707)	(42,888)	(94,696)	(4,816)	(3,843)	(9,564)	(7,783)	(17,184)
Operating loss	(13,046)	(92,734)	(118,864)	(187,491)	(472,214)	(2,368)	(16,828)	(21,570)	(34,024)	(85,690)
Net financial income	2,832	4,065	31,845	(2,310)	33,978	514	738	5,779	(419)	6,166
Net loss	(10,214)	(88,669)	(87,019)	(189,801)	(438,236)	(1,854)	(16,090)	(15,791)	(34,443)	(79,524)
Balance Sheet										
Cash and marketable securities	3,979,526	1,917,560	3,979,526	1,917,560	1,724,333	722,145	347,970	722,145	347,970	312,906
Total assets	4,258,665	2,034,605	4 258 665	2,034,605	1,804,629	772,798	369,208	772,798	369,208	327,476
Shareholders' equity	3,112,926	1,806,782	3,112,926	1,806,782	1,607,582	564,888	327 868	564,888	327,868	291,720
Share capital	44,464	39,424	44,464	39,424	39,648	8,069	7,154	8,069	7,154	7,195
Investments in tangible fixed assets	4,240	1,296	7,551	3,798	5,348	769	235	1,370	689	970
Cash Flow Statement										
Cash flow from operating activities	(227,558)	(95,603)	713,630	(161,745)	(379,623)	(41,294)	(17,349)	129,498	(29,352)	(68,888)
Cash flow from investing activities	(2,516,383)	94,926	(2,421,836)	(659,056)	(451,373)	(456,636)	17,226	(439,479)	(119,595)	(81,908)
Cash flow from financing activities	7,206	18,411	1,559,687	858,510	879,033	1,308	3,341	283,029	155,790	159,514
Cash and cash equivalents	280,483	418,793	280,483	418,793	429,075	50,898	75,996	50,898	75,996	77,862
Financial Ratios (in DKK / USD)										
Basic and diluted net loss per share	(0.23)	(2.26)	(2.01)	(4.96)	(11.26)	(0 04)	(0.41)	(0.36)	(0.90)	(2.04)
Period-end share market price	353.50	188.53	353.50	188.53	380 00	64.15	34 21	64.15	34 21	68.96
Price / book value	5.05	4.11	5 05	4.11	9.37	5 05	4 11	5.05	4.11	9.37
Shareholders' equity per share	70 01	45.82	70.01	45.82	40.54	12.70	8 31	12.70	8 31	7.36
Equity ratio	73%	89%	73%	89%	89%	73%	89%	73%	89%	89%
Average number of employees	294	230	278	225	237	294	230	278	225	237
Number of employees at the end of the period	302	238	302	238	248	302	238	302	238	248

Financial Review

The Interim Report is prepared on a consolidated basis for the Genmab Group. The financial statements are published in Danish Kroner (DKK). Solely for the convenience of the reader, this Interim Report contains a conversion of certain DKK amounts into US Dollars (USD) at a specified rate. These converted amounts should not be construed as representations that the DKK amounts actually represent such USD amounts or could be converted into USD at the rate indicated or at any other rate.

Unless otherwise indicated, conversion herein of financial information into USD has been made using the Danish Central Bank's spot rate on June 30, 2007, which was USD 1.00 = DKK 5.5107.

Revenues

Genmab's revenues increased significantly in the first half of 2007 compared to the corresponding period of 2006. The revenues amount to DKK 279.6 million (DKK 74.3 million in the first half of 2006) and comprises revenues arising from services provided under Genmab's development collaboration agreements with GSK (co-development and commercialization of HuMax-CD20) and Merck Serono (development and commercialization of HuMax-CD4).

The upfront payment from GSK has initially been recognized as deferred income and is recognized as revenue on a straight-line basis over a five-year period. As announced on June 29, 2007, Genmab has regained all rights to HuMax-CD4 from Merck Serono. As expected, the remaining deferred income will be recognized as revenue on a straight line basis over the remaining part of 2007.

In June 2007, Genmab announced that we had reached the first development milestone for ofatumumab (HuMax-CD20) under the terms of our collaboration with GSK. The achievement of the milestone resulted in a payment of DKK 116.3 million. The milestone has been recognized immediately, as a separate earnings process relative to the milestone payment has been completed and achieved. The milestone payment is included in other receivables in the balance sheet and has been paid by GSK in July 2007.

As revenues comprise milestone payments and other income from research and development agreements, recognition of revenues may vary from period to period.

Operating Loss

Genmab's operating loss for the first half of 2007 was DKK 118.9 million compared to DKK 187.5 million for the similar half of 2006. As a natural consequence of the growth in the organisation and increasing development activities the operating costs increased significantly from 2006 to 2007.

The increase in the operating costs has been offset by increasing revenues.

Research and development costs amounts to 87% (84% in the first half of 2006) of the operating costs and have increased from DKK 218.9 million in the first half of 2006 to DKK 345.8 million in the first half of 2007. The increasing research and development costs reflect the increasing level of pre-clinical and clinical activities arising from the advancement of our product pipeline.

General and administrative expenses were DKK 52.7 million in the first half of 2007 compared to DKK 42.9 million in the same period of 2006. In line with the advancement of our product pipeline, the need for administrative support has also increased.

On June 30, 2007 the total number of employees amounts to 302, which is an increase of 64 employees compared to June 30, 2006.

The operating loss for the first half of 2007 includes warrant compensation expenses totalling

DKK 28.9 million compared to DKK 15.0 million for the first half of 2006.

Net Financial Income

Net financial income for the first half of 2007 was DKK 31.8 million compared to a net expense of DKK 2.3 million in the same period of 2006. The year to date, net financial income has benefited from the higher average cash position, whereas the negative net financial income reported for the first half of 2006 was impacted by increasing interest rates and weakening of the USD against the DKK.

Net Loss

Net loss for the first half of 2007 was DKK 87.0 million compared to DKK 189.8 million in the first half of 2006.

Cash Flow

As of June 30, 2007, the balance sheet reflects cash, cash equivalents and marketable securities of DKK 3.980 billion compared to DKK 1.724 billion as of December 31, 2006. This represents a net increase of DKK 2.256 billion, primarily arising from the upfront payment and the issuance of shares to GSK in February 2007, which primarily has been invested in EUR-denominated securities during the second quarter of 2007. Our total marketable securities are hereafter invested in DKK, EUR and USD-denominated securities.

The operating activities generated cash flows of DKK 713.6 million compared to a consumption of DKK 161.7 million in the same period of 2006.

The cash flow for the first half of 2007 is in line with our expectations.

Balance Sheet

As of June 30, 2007, total assets were DKK 4.259 billion compared to DKK 1.805 billion at the end of 2006. The increase is primarily caused by Genmab's strengthened cash position.

Shareholders' equity, as of June 30, 2007, equalled DKK 3.113 billion compared to DKK 1.608 billion at the end of December 2006. On June 30, 2007, Genmab's equity ratio was 73% compared to the 89% reported at the end of 2006.

The increase in shareholders' equity is primarily caused by GSK's subscription of 4,471,202 new shares in Genmab in connection with the worldwide agreement to co-develop and commercialize HuMax-CD20. This transaction increased shareholders' equity by DKK 1.529 billion in the first quarter of 2007.

Subsequent Events

On August 2, Genmab announced that it had regained all rights to the HuMax-TAC™ antibody from Merck Serono following their portfolio review.

On August 10, Genmab announced that its partner Roche had filed an IND with the FDA for a Genmab antibody developed under the companies' collaboration.

No other significant events have occurred since the balance sheet date which could significantly affect the financial statements as of June 30, 2007.

Additional information:

Helle Husted
Sr. Director, Investor Relations
Telephone +45 33 44 77 30

The forward looking statements contained in this Interim Report are subject to risks and uncertainties, so that the actual results may differ materially from those anticipated by the statements. These and certain other important factors affecting the business of Genmab A/S are described in the company's previously issued Annual Report and Private Placement Memorandum.

Directors' and Management's Statement on the Interim Report

The Board of Directors and Management have today considered and adopted the Interim Report of Genmab A/S for the 6 months ended June 30, 2007.

The Interim Report is prepared in accordance with the Copenhagen Stock Exchange's financial reporting requirements for listed companies. The Interim Report is in compliance with International Accounting Standard No. 34 (IAS 34), "Interim Financial Reporting", and additional Danish disclosure requirements for financial reporting of listed companies.

We consider the applied accounting policies to be appropriate and, in our opinion, the Interim Report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the Group.

Copenhagen, August 21, 2007

Management

Lisa N. Drakeman   Claus Juan Møller-San Pedro

Jan van de Winkel   Bo Kruse

Board of Directors

Michael B. Widmer (Chairman)   Lisa N. Drakeman   Anders Gersel Pedersen

Karsten Havkrog Pedersen   Ernst H. Schweizer   Burton G. Malkiel

Hans Henrik Munch-Jensen

Income Statement for the Second Quarter of 2007

	2nd quarter of 2007 DKK'000	2nd quarter of 2006 DKK'000	2nd quarter of 2007 USD'000	2nd quarter of 2006 USD'000
Revenues	199,957	31,318	36,285	5,683
Research and development costs	(186,466)	(102,872)	(33,837)	(18,668)
General and administrative expenses	(26,537)	(21,180)	(4,816)	(3,843)
Operating loss	**(13,046)**	**(92,734)**	**(2,368)**	**(16,828)**
Financial income	34,735	22,531	6,303	4,089
Financial expenses	(31,903)	(18,466)	(5,789)	(3,351)
Loss before tax	**(10,214)**	**(88,669)**	**(1,854)**	**(16,090)**
Corporate tax	-	-	-	-
Net loss	**(10,214)**	**(88,669)**	**(1,854)**	**(16,090)**
Basic and diluted net loss per share (in DKK / USD)	(0.23)	(2.26)	(0.04)	(0.41)
Weighted average number of ordinary shares outstanding during the period - basic and diluted	44,376,380	39,275,177	44,376,380	39,275,177

Income Statement for the 6 months ended June 30, 2007

	6 months ended June 30, 2007	6 months ended June 30, 2006	6 months ended June 30, 2007	6 months ended June 30, 2006
	DKK'000	DKK'000	USD'000	USD'000
Revenues	279,626	74,286	50,742	13,480
Research and development costs	(345,783)	(218,889)	(62,748)	(39,721)
General and administrative expenses	(52,707)	(42,888)	(9,564)	(7,783)
Operating loss	**(118,864)**	**(187,491)**	**(21,570)**	**(34,024)**
Financial income	75,577	48,376	13,715	8,779
Financial expenses	(43,732)	(50,686)	(7,936)	(9,198)
Loss before tax	**(87,019)**	**(189,801)**	**(15,791)**	**(34,443)**
Corporate tax	-	-	-	-
Net loss	**(87,019)**	**(189,801)**	**(15,791)**	**(34,443)**
Basic and diluted net loss per share (in DKK / USD)	(2.01)	(4.96)	(0.36)	(0.90)
Weighted average number of ordinary shares outstanding during the period - basic and diluted	43,388,924	38,297,522	43,388,924	38,297,522

Balance Sheet – Assets

	Note	June 30, 2007	December 31, 2006	June 30, 2006	June 30, 2007	December 31, 2006	June 30, 2006
		DKK'000	DKK'000	DKK'000	USD'000	USD'000	USD'000
Leasehold improvements		1,758	3,094	5,048	319	561	916
Equipment, furniture and fixtures		29,259	28,170	33,044	5,309	5,112	5,996
Total tangible fixed assets		**31,017**	**31,264**	**38,092**	**5,628**	**5,673**	**6,912**
Other securities and equity interests		613	2,453	3,066	111	445	556
Total financial fixed assets		**613**	**2,453**	**3,066**	**111**	**445**	**556**
Total non-current assets		**31,630**	**33,717**	**41,158**	**5,739**	**6,118**	**7,468**
Other receivables		238,533	40,968	66,219	43,285	7,434	12,016
Prepayments		8,976	5,611	9,668	1,629	1,018	1,754
Total receivables		**247,509**	**46,579**	**75,887**	**44,914**	**8,452**	**13,770**
Marketable securities	2	**3,699,043**	**1,295,258**	**1,498,767**	**671,247**	**235,044**	**271,974**
Cash and cash equivalents		**280,483**	**429,075**	**418,793**	**50,898**	**77,862**	**75,996**
Total current assets		**4,227,035**	**1,770,912**	**1,993,447**	**767,059**	**321,358**	**361,740**
Total assets		**4,258,665**	**1,804,629**	**2,034,605**	**772,798**	**327,476**	**369,208**

Balance Sheet – Shareholders' Equity and Liabilities

	Note	June 30, 2007	December 31, 2006	June 30, 2006	June 30, 2007	December 31, 2006	June 30, 2006
		DKK'000	DKK'000	DKK'000	USD'000	USD'000	USD'000
Share capital		44,464	39,648	39,424	8,069	7,195	7,154
Share premium		5,335,452	3,776,893	3,751,974	968,199	685,374	680,853
Reserve for share-based payment		101,393	72,454	48,208	18,399	13,148	8,748
Translation reserves		4,482	4,433	4,587	813	804	832
Accumulated deficit		(2,372,865)	(2,285,846)	(2,037,411)	(430,592)	(414,801)	(369,719)
Shareholders' equity		**3,112,926**	**1,607,582**	**1,806,782**	**564,888**	**291,720**	**327,868**
Lease liability		11,596	11,251	14,750	2,104	2,042	2,677
Total non-current liabilities		**11,596**	**11,251**	**14,750**	**2,104**	**2,042**	**2,677**
Current portion of lease liability		7,954	6,955	8,072	1,443	1,262	1,465
Accounts payable		50,307	47,352	41,455	9,129	8,593	7,523
Deferred income		1,012,436	71,177	111,658	183,722	12,916	20,262
Other liabilities		63,446	60,312	51,888	11,512	10,943	9,413
Total current liabilities		**1,134,143**	**185,796**	**213,073**	**205,806**	**33,714**	**38,663**
Total liabilities		**1,145,739**	**197,047**	**227,823**	**207,910**	**35,756**	**41,340**
Total shareholders' equity and liabilities		**4,258,665**	**1,804,629**	**2,034,605**	**772,798**	**327,476**	**369,208**

Warrants	3
Internal shareholders	4
Reconciliation from IFRS to US GAAP	5

Statement of Cash Flow

	6 months ended June 30, 2007 DKK'000	6 months ended June 30, 2006 DKK'000	6 months ended June 30, 2007 USD'000	6 months ended June 30, 2006 USD'000
Net loss	(87,019)	(189,801)	(15,791)	(34,443)
Reversal of financial items, net	(31,845)	2,310	(5,779)	419
Adjustments for non-cash transactions:				
Depreciation and amortization	7,527	9,413	1,366	1,708
Net (gain) / loss on sale of equipment	136	(335)	25	(61)
Warrant compensation expenses	28,939	14,954	5,251	2,714
Changes in current assets and liabilities:				
Other receivables	(184,681)	13,388	(33,513)	2,429
Prepayments	(3,378)	6,374	(613)	1,157
Deferred income	941,200	(36,869)	170,795	(6,690)
Accounts payable and other liabilities	6,410	15,581	1,163	2,827
Cash flow from operating activities before financial items	677,289	(164,985)	122,904	(29,940)
Financial receivables	36,341	3,240	6,594	588
Cash flow from operating activities	713,630	(161,745)	129,498	(29,352)
Purchase of property, plant and equipment	(2,404)	(1,060)	(436)	(192)
Sale of property, plant and equipment	65	620	12	113
Marketable securities bought	(3,891,032)	(1,459,077)	(706,087)	(264,772)
Marketable securities sold	1,471,535	800,461	267,032	145,256
Cash flow from investing activities	(2,421,836)	(659,056)	(439,479)	(119,595)
Warrants exercised	35,639	64,561	6,467	11,716
Shares issued for cash	1,529,151	845,250	277,488	153,383
Costs related to issuance of shares	(1,415)	(46,513)	(257)	(8,440)
Paid installments on lease liabilities	(3,688)	(4,788)	(669)	(869)
Cash flow from financing activities	1,559,687	858,510	283,029	155,790
Increase / (decrease) in cash and cash equivalents	(148,519)	37,709	(26,952)	6,843
Cash and cash equivalents at the beginning of the period	429,075	381,346	77,862	69,201
Exchange rate adjustment of cash	(73)	(262)	(12)	(48)
Cash and cash equivalents at the end of the period	280,483	418,793	50,898	75,996
Cash and cash equivalents include:				
Bank deposits and petty cash	277,337	414,230	50,327	75,168
Restricted bank deposits	3,146	4,563	571	828
	280,483	418,793	50,898	75,996
Non-cash transactions:				
Assets acquired	5,147	4,579	934	831
Liabilities assumed	(5,147)	(4,579)	(934)	(831)

Statement of Shareholders' Equity

	Number of shares	Share capital	Share premium	Reserve for share-based payment	Translation reserves	Accumulated deficit	Shareholders' equity	Shareholders' equity
		DKK'000	DKK'000	DKK'000	DKK'000	DKK'000	DKK'000	USD'000
December 31, 2005	33,108,098	33,108	2,894,992	33,254	5,026	(1,847,610)	1,118,770	203,018
Comprehensive income:								
Adjustment of foreign currency fluctuations on subsidiaries					(439)		(439)	(80)
Loss for the period						(189,801)	(189,801)	(34,443)
Total comprehensive income							(190,240)	(34,523)
Exercise of warrants	566,315	566	63,995				64,561	11,716
Capital increase	5,750,000	5,750	839,500				845,250	153,383
Expenses related to capital increases			(46,513)				(46,513)	(8,440)
Warrant compensation expenses				14,954			14,954	2,714
June 30, 2006	39,424,413	39,424	3,751,974	48,208	4,587	(2,037,411)	1,806,782	327,868
Comprehensive income:								
Adjustment of foreign currency fluctuations on subsidiaries					(154)		(154)	(28)
Loss for the period						(248,435)	(248,435)	(45,082)
Total comprehensive income							(248,589)	(45,110)
Exercise of warrants	223,942	224	25,280				25,504	4,628
Expenses related to capital increases			(361)				(361)	(66)
Warrant compensation expenses				24,246			24,246	4,400
December 31, 2006	39,648,355	39,648	3,776,893	72,454	4,433	(2,285,846)	1,607,582	291,720
Comprehensive income:								
Adjustment of foreign currency fluctuations on subsidiaries					49		49	10
Loss for the period						(87,019)	(87,019)	(15,791)
Total comprehensive income							(86,970)	(15,781)
Exercise of warrants	344,999	345	35,294				35,639	6,467
Capital increase	4,471,202	4,471	1,524,680				1,529,151	277,488
Expenses related to capital increases			(1,415)				(1,415)	(257)
Warrant compensation expenses				28,939			28,939	5,251
June 30, 2007	44,464,556	44,464	5,335,452	101,393	4,482	(2,372,865)	3,112,926	564,888

Notes to the Financial Statements

1. Accounting Policies

The Interim Report has been prepared in accordance with the Copenhagen Stock Exchange's financial reporting requirements for listed companies. The Interim Report is unaudited and prepared in compliance with International Accounting Standard No. 34 (IAS 34), "Interim Financial Reporting".

The accounting policies used for the Interim Report are consistent with the accounting policies used in the company's latest Annual Report, which was prepared in accordance with the IFRS as endorsed by the EU and additional Danish disclosure requirements for financial reporting of listed companies.

The Interim Report has been prepared in Danish Kroner (DKK), which is the functional currency of the parent company and the Group.

The most significant items of the Group's accounting policies are:

Consolidated Financial Statements
The consolidated financial statements include Genmab A/S (the parent company), Genmab B.V., Genmab, Inc., and Genmab Ltd. (collectively referred to as the Genmab Group).

Revenues
Revenues comprise upfront and milestone payments and other income from research and development agreements. Revenues are recognized when it is probable that future economic benefits will flow to the Group and these benefits can be measured reliably.

Upfront payments that are deemed attributable to subsequent research and development work are recognized as deferred income and recognized as revenue over the planned development period. Milestone payments are recognized immediately if a separate earnings process relative to the milestone payment has been completed and achieved.

Stock-Based Compensation
For warrants granted after November 7, 2002, the Group applies IFRS 2 according to which the fair value of the warrants at grant date is recognized as an expense in the income statement over the vesting period. A corresponding amount is recognized in a separate reserve under equity. Warrants granted prior to November 7, 2002 are not comprised by IFRS 2.

Marketable Securities
Marketable securities consist of investments in securities with a maturity greater than three months at the time of purchase. The Group invests its cash in deposits with major financial institutions, in mortgage bonds, corporate bonds and notes issued by Danish, EU or US governments. The securities can be readily purchased and sold using established markets. When sold, the cost of marketable securities is determined based on the "first-in first-out" principle.

The Group's portfolio of investments has been classified as "financial assets at fair value through profit or loss". Fair value equals the listed price. Realized and unrealized gains and losses (including unrealized foreign exchange rate gains and losses) are recognized in the income statement as financial items. Transactions are recognized at trade date.

Notes to the Financial Statements

1. Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents comprise cash, bank deposits and marketable securities with a maturity of three months or less on the date of acquisition. Cash and cash equivalents are measured at fair value.

Segment Reporting

The Group is managed and operated as one business unit. The entire Group is managed by a single management team reporting to the Chief Executive Officer. No separate lines of business or separate business entities have been identified with respect to any product candidates or geographical markets. Accordingly, Genmab has concluded that it is not relevant to disclose segment information on business segments or geographical markets.

Management Judgment under IFRS

In preparing interim reports under IFRS, certain provisions under IFRS require management to make judgments (various accounting estimates and assumptions) which forms the basis of recognition of the Group's assets and liabilities. The most significant judgments include, among other things, recognition of internally generated intangible assets and revenue recognition. For a description of significant judgments, please refer to pages 29-30 of the Annual Report 2006.

Reconciliation from IFRS to US GAAP

The Interim Report includes a reconciliation of the reported net result under IFRS to the corresponding net result under US GAAP.

2. Marketable Securities

The Group has classified all investments as short-term since it has the intent and ability to sell and redeem them within a year.

	June 30, 2007	December 31, 2006	June 30, 2006	June 30, 2007	December 31, 2006	June 30, 2006
	DKK'000	DKK'000 (full year)	DKK'000	USD'000	USD'000 (full year)	USD'000
Cost at the beginning of the period	1,309,417	878,286	878,286	237,613	159,378	159,378
Additions for the period	3,891,032	2,448,512	1,459,077	706,087	444,320	264,772
Disposals for the period	(1,473,466)	(2,017,381)	(806,934)	(267,383)	(366,085)	(146,431)
Cost at the end of the period	**3,726,983**	**1,309,417**	**1,530,429**	**676,317**	**237,613**	**277,719**
Adjustment to fair value at the beginning of the period	(14,159)	(6,730)	(6,730)	(2,569)	(1,221)	(1,221)
Adjustment to fair value for the period	(13,781)	(7,429)	(24,932)	(2,501)	(1,348)	(4,524)
Adjustment to fair value at the end of the period	**(27,940)**	**(14,159)**	**(31,662)**	**(5,070)**	**(2,569)**	**(5,745)**
Net book value at the end of the period	**3,699,043**	**1,295,258**	**1,498,767**	**671,247**	**235,044**	**271,974**

Notes to the Financial Statements

3. Warrants

Warrant Scheme

Genmab A/S has established warrant schemes as an incentive for all company employees, including those in our subsidiaries, members of the Board of Directors and members of the executive management as well as certain external consultants with a long-term relationship with us. To date, all employees have been granted warrants in connection with their employment.

Warrants Granted from August 2004

Under the most recent warrant scheme, effective from August 2004, warrants can be exercised from one year after the grant date. As a general rule, the warrant holder may only exercise 25% of the warrants granted per full year of employment or affiliation with Genmab after the grant date. However, the warrant holder will be entitled to exercise all warrants in instances where the employment or consultancy relationship is terminated by the company without the warrant holder providing a good reason to do so. All warrants lapse at the tenth anniversary of the grant date.

Warrants Granted prior to August 2004

Half of the warrants granted under the preceding warrant schemes can be exercised one year after the grant date with the other half exercisable two years after the grant date. The exercise period lasts for three years from the date when a warrant first becomes exercisable. If the warrants are not exercised within these periods, they lapse.

The exercise of warrants is not conditional upon continued employment or affiliation with Genmab. However, upon the conclusion of employment or affiliation, the holder is obligated to offer to sell a specified percentage of shares issued back to the company. The sell back clause is not applicable in the event of termination as a result of the company's breach of the employment or affiliation contract. The sell back clause defines the percentage of shares that the holder is required to offer to sell back to the company.

The repurchase price to be paid for the shares by the company in these instances is the warrant holder's original exercise price. Accordingly, the warrant holder will not be able to profit on shares sold back to the company.

Warrant Activity

In the first half of 2007, 1,198,445 warrants were granted to employees of the company and its subsidiaries. A total of 344,999 warrants have been exercised during the first six months of 2007 of which 131,541 warrants were exercised during the second quarter. During the first half of 2007, warrant exercises resulted in total proceeds to the company of DKK 35,639 thousand. 65,925 warrants have expired during the first half of 2007.

As of June 30, 2007, 201,758 warrants with a weighted average exercise price of DKK 49.36 were outstanding under the preceding warrant schemes and 3,877,073 warrants with a weighted average exercise price of DKK 204.41 were outstanding under the August 2004 warrant scheme. For comparison, as of June 30, 2006, 857,517 warrants with a weighted average exercise price of DKK 105.59 were outstanding under the preceding warrant schemes and 2,594,360 warrants with a weighted average exercise price of DKK 123.90 were outstanding under the August 2004 warrant scheme.

Compensation expenses under IFRS 2, "Share-based Payment Transactions" totaled DKK 15,335 thousand for the second quarter of 2007, compared to DKK 8,005 thousand for the similar

Notes to the Financial Statements

3. Warrants (continued)

quarter of 2006. For the first half of 2007, compensation expenses under IFRS 2 totaled DKK 28,939 thousand compared to DKK 14,954 thousand for the first half of 2006.

4. Internal Shareholders

The following table sets forth certain information regarding the beneficial ownership of the issued share capital and the outstanding warrants by the members of the Board of Directors and the management as per June 30, 2007:

	December 31, 2006	Acquired	Sold	June 30, 2007
Number of ordinary shares owned				
Board of Directors				
Lisa N. Drakeman	511,040	-	(150,000)	361,040
Ernst Schweizer	162,340	43,500	(85,840)	120,000
Michael Widmer	-	25,000	(25,000)	-
Karsten Havkrog Pedersen	-	12,500	(12,500)	-
Anders Gersel Pedersen	-	17,000	(17,000)	-
Burton G. Malkiel	-	-	-	-
Hans Henrik Munch-Jensen	-	-	-	-
	673,380	98,000	(290,340)	481,040
Management				
Lisa N. Drakeman, see above	-	-	-	-
Jan van de Winkel	230,000	-	(110,000)	120,000
Claus Juan Møller-San Pedro	331,635	-	(120,000)	211,635
Bo Kruse	26,900	-	(20,000)	6,900
	588,535	-	(250,000)	338,535
Total	1,261,915	98,000	(540,340)	819,575

	December 31, 2006	Granted	Exercised	June 30, 2007
Number of warrants held				
Board of Directors				
Lisa N. Drakeman	605,000	200,000	-	805,000
Ernst Schweizer	126,000	15,000	(43,500)	97,500
Michael Widmer	95,000	30,000	(25,000)	100,000
Karsten Havkrog Pedersen	47,500	15,000	(12,500)	50,000
Anders Gersel Pedersen	52,000	15,000	(17,000)	50,000
Burton G. Malkiel	-	40,000	-	40,000
Hans Henrik Munch-Jensen	-	40,000	-	40,000
	925,500	355,000	(98,000)	1,182,500
Management				
Lisa N. Drakeman, see above	-	-	-	-
Jan van de Winkel	290,000	100,000	-	390,000
Claus Juan Møller-San Pedro	290,000	100,000	-	390,000
Bo Kruse	187,500	75,000	-	262,500
	767,500	275,000	-	1,042,500
Total	1,693,000	630,000	(98,000)	2,225,000

Notes to the Financial Statements

5. Reconciliation from IFRS to US GAAP

The financial statements of the Group are prepared in accordance with IFRS, which differ in certain aspects from US GAAP. For convenience of the reader, we have provided a reconciliation of the net result under IFRS to the corresponding net result under US GAAP. US GAAP has additional disclosure requirements with respect to some of the areas included in the reconciliation, but such disclosures have not been included in this note.

Comprehensive Income
Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," establishes US GAAP for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income, which is a component of shareholders' equity, includes all unrealized gains and losses (including exchange rate gains and losses) on debt and equity securities classified as "Available-for-sale." Such securities would be classified as marketable securities in the financial statements under US GAAP and such unrealized gains and losses would be included in a separate statement in order to determine comprehensive income.

In accordance with IFRS, the Group classifies such securities as financial assets at fair value through profit or loss. Unrealized gains and losses (including exchange rate adjustments) are included in the income statement as financial items and in shareholders' equity as part of the accumulated deficit.

Warrant Compensation Expenses
Under IFRS, the fair value of warrants granted is recognized as an expense in the income statement with a corresponding entry in shareholders' equity. SFAS No. 123R, "Share-Based Payment (revised)" includes similar requirements. Adoption of SFAS No. 123R as of January 1, 2006, using the modified prospective application method, leads to differences between IFRS and US GAAP, as SFAS No. 123R comprises portions of prior years' warrant grants not fully vested, which are not comprised by IFRS 2. There are no differences between IFRS and US GAAP for periods ended after September 30, 2006.

Application of US GAAP would have affected net loss for the periods ended June 30, 2007 and 2006 to the extent described below.

Notes to the Financial Statements

5. Reconciliation from IFRS to US GAAP (continued)

Reconciliation from IFRS to US GAAP for the Second Quarter of 2007

	2nd quarter of 2007	2nd quarter of 2006	2nd quarter of 2007	2nd quarter of 2006
	DKK'000	DKK'000	USD'000	USD'000
Net loss according to IFRS	**(10,214)**	**(88,669)**	**(1,854)**	**(16,090)**
Revaluation of marketable securities concerning measurement to market value	15,864	4,805	2,879	872
Reversed unrealized exchange rate (gain) / loss on marketable securities	3,903	4,283	708	777
Reversed warrant compensation expenses	-	8,005	-	1,453
US GAAP warrant compensation expenses	-	(8,188)	-	(1,486)
Net gain / (loss) according to US GAAP	**9,553**	**(79,764)**	**1,733**	**(14,474)**
Weighted average number of ordinary shares outstanding during the period - basic	44,376,380	39,275,177	44,376,380	39,275,177
Basic net gain/ (loss) per share according to US GAAP (in DKK / USD)	0.22	(2.03)	0.04	(0.37)
Weighted average number of ordinary shares outstanding during the period - diluted	46,241,787	39,275,177	46,241,787	39,275,177
Diluted net gain/ (loss) per share according to US GAAP (in DKK / USD)	0.21	(2.03)	0.04	(0.37)
Net gain / (loss) according to US GAAP	**9,553**	**(79,764)**	**1,733**	**(14,474)**
Other Comprehensive income:				
Unrealized gain / (loss) from marketable securities	(15,864)	(4,805)	(2,879)	(872)
Adjustment of foreign currency fluctuations in subsidiaries	(36)	(343)	(7)	(62)
Unrealized exchange rate gain / (loss) on marketable securities	(3,903)	(4,283)	(708)	(777)
Comprehensive income	**(10,250)**	**(89,195)**	**(1,861)**	**(16,185)**

Notes to the Financial Statements

5. Reconciliation from IFRS to US GAAP (continued)

Reconciliation from IFRS to US GAAP for the 6 months ended June 30, 2007

	6 months ended June 30, 2007	6 months ended June 30, 2006	6 months ended June 30, 2007	6 months ended June 30, 2006
	DKK'000	DKK'000	USD'000	USD'000
Net loss according to IFRS	**(87,019)**	**(189,801)**	**(15,791)**	**(34,443)**
Revaluation of marketable securities concerning measurement to market value	10,060	18,093	1,826	3,283
Reversed unrealized exchange rate (gain) / loss on marketable securities	5,259	7,398	954	1,342
Reversed warrant compensation expenses	-	14,954	-	2,714
US GAAP warrant compensation expenses	-	(15,566)	-	(2,825)
Net loss according to US GAAP	**(71,700)**	**(164,922)**	**(13,011)**	**(29,929)**
Weighted average number of ordinary shares outstanding during the period - basic and diluted	43,388,924	38,297,522	43,388,924	38,297,522
Basic and diluted net loss per share according to US GAAP (in DKK / USD)	(1.65)	(4.31)	(0.30)	(0.78)
Net loss according to US GAAP	**(71,700)**	**(164,922)**	**(13,011)**	**(29,929)**
Other Comprehensive income:				
Unrealized gain / (loss) from marketable securities	(10,060)	(18,093)	(1,826)	(3,283)
Adjustment of foreign currency fluctuations in subsidiaries	49	(439)	10	(80)
Unrealized exchange rate gain / (loss) on marketable securities	(5,259)	(7,398)	(954)	(1,342)
Comprehensive income	**(86,970)**	**(190,852)**	**(15,781)**	**(34,634)**

Genmab

Interim Report
1st Quarter 2007

May 8, 2007

Genmab A/S
Toldbodgade 33
DK-1253 Copenhagen K
CVR no. 21 02 38 84

Dear Shareholder,

For the first quarter of 2007, Genmab reported a net loss of DKK 76.8 million (approximately USD 13.7 million) compared to a net loss of DKK 101.1 million (approximately USD 18.1 million) for the same period in 2006. During the first quarter of 2007, Genmab recognized DKK 79.7 million (approximately USD 14.2 million) in revenues compared to DKK 43.0 million (approximately USD 7.7 million) in the corresponding period of 2006.

At March 31, 2007, Genmab had cash and marketable securities of DKK 4.223 billion (approximately USD 755 million).

For the first quarter of 2007, Genmab's research and development costs accounted for 86% of operating costs and were DKK 159.3 million (approximately USD 28.5 million) compared to DKK 116.0 million (approximately USD 20.7 million) for the first quarter of 2006. General and administrative expenses totalled DKK 26.2 million (approximately USD 4.7 million) in the first quarter of 2007 compared to DKK 21.7 million (approximately USD 3.9 million) in the similar period of 2006.

The net loss per share was DKK 1.81 (approximately USD 0.32) for the first quarter of 2007 compared to DKK 2.71 (approximately USD 0.48) for the first quarter of 2006.

Outlook

Genmab is maintaining its financial guidance for the year. We project a 2007 operating loss of DKK 385 to 435 million and a net loss in the range of DKK 260 to 310 million. The company's projected December 31, 2007 cash position is expected to be in the range of DKK 3.834 to 3.914 billion.

The above estimates are subject to possible change primarily due to the timing and variation of clinical development activities, related costs and fluctuating exchange rates. The estimates also assume that no further agreements are entered into during 2007 that could materially affect the results.

Highlights

The highlights of the first quarter of 2007 include the following business and scientific achievements:

- On March 16, we announced a research cooperation whereby the Danish Head and Neck Cancer Group (DAHANCA) plans to run a Phase III front line study of HuMax-EGFr™ (zalutumuab) in head and neck cancer patients.
- On March 12, we announced new insights into the novel mechanisms of action of HuMax-EGFr.
- On February 5, Genmab and GlaxoSmithKline received antitrust clearance from the Federal Trade Commission and the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Act for the HuMax-CD20™ (ofatumumab) co-development and commercialization agreement.
- Subsequent to the balance sheet date, on April 12, Genmab initiated a Phase II study of HuMax-EGFr in combination with chemo-radiation to treat non small cell lung cancer.

Product Pipeline

During the first quarter of 2007, we continued to build a broad portfolio of products in various stages of development. As per March 31, 2007, the clinical pipeline included four pivotal Phase III studies, three Phase II studies, one Phase I/II

study, two Phase I studies, and more than eighteen pre-clinical programs.

The following is an update on the status of each of the key programs.

HuMax-CD20™ (Ofatumumab)

HuMax-CD20 is currently in clinical studies for the treatment of chronic lymphocytic leukemia (CLL), follicular non-Hodgkin's lymphoma (NHL) and rheumatoid arthritis (RA).

A pivotal Phase III study is ongoing to treat approximately 100 CLL patients who have failed treatment with fludarabine and alemtuzumab or who have failed fludarabine and are ineligible for alemtuzumab. HuMax-CD20 has a Fast Track designation from the FDA for this indication.

Additional data from the completed Phase I/II study of HuMax-CD20 in CLL was reported in December 2006. An objective response rate of 50% was observed in patients treated at the highest dose level (2000 mg), including one nodular partial remission (nPR) confirmed by CT scan and one patient who qualified as nPR but had residual lymphadenopathy revealed by CT. The data included one more responder than previously reported. The median time to disease progression in all patients was approximately 16 weeks. In patients responding to HuMax-CD20, the median time to disease progression increased to 23 weeks. The median time to next anti-CLL treatment was 52 weeks. The survival endpoints correlated statistically to the patients' total exposure to HuMax-CD20 over time and to clearance of the antibody.

A Phase II front line study of HuMax-CD20 in combination with fludarabine and cyclophosphamide (FC) to treat CLL in previously untreated patients was initiated in December 2006. A total of 56 patients will be enrolled in the study.

A HuMax-CD20 Phase III pivotal study to treat patients with rituximab refractory follicular NHL was initiated in July 2006. Positive results from a previous Phase I/II study in relapsed or refractory follicular NHL showed objective responses of up to 63% according to the Cheson criteria. The median duration of response and median time to disease progression in responding patients had not been reached after 12 months of follow-up.

Enrolment of approximately 226 patients in the HuMax-CD20 Phase II study to treat RA patients who had failed one or more disease modifying anti-rheumatic drugs (DMARDs) was completed in September 2006. Interim data from the first 100 patients in the study indicated that a statistically significant proportion of patients on active treatment with HuMax-CD20 obtained ACR20 compared to placebo. Full results from the Phase II study will be presented at the EULAR Conference on June 16, 2007 and planning for the Phase III clinical program in RA is underway.

In December 2006, Genmab entered into an agreement with GlaxoSmithKline (GSK), which gave GSK exclusive worldwide rights to co-develop and commercialize HuMax-CD20. GSK and Genmab will co-develop HuMax-CD20 and the parties will share development costs equally from 2008. GSK will be solely responsible for manufacturing and commercialization. Under the terms of the agreement, Genmab received a license fee of DKK 582 million, and GSK invested DKK 2,033 million in Genmab. We may also receive potential milestone payments and the total of these payments and the initial license fee and equity investment could exceed DKK 9.0 billion. GSK has also committed to development, commercial manufacturing and commercialization costs. In addition, Genmab will be entitled to receive tiered double digit royalties on global sales of HuMax-CD20. As part of the agreement, Genmab will have an option to co-promote, in a targeted oncology setting, HuMax-CD20, Bexxar™, and Arranon™ in the US and HuMax-

CD20 and Atriance™ in the Nordic region. GSK will also have an option for a CD20 UniBody™. The agreement was subject to review by the US Government under the Hart-Scott-Rodino Act and became effective on February 5, 2007 after clearing review.

HuMax-EGFr (zalutumumab)

Genmab is running two studies with HuMax-EGFr to treat head and neck cancer and one study to treat non small cell lung cancer. A pivotal Phase III study to treat 273 patients with refractory head and neck cancer considered incurable with standard treatment is being conducted under a Fast Track designation from the FDA. A 36 patient Phase I/II study of HuMax-EGFr in combination with chemo-radiation as front line treatment of advanced head and neck cancer is also ongoing.

Clinical data reported in 2005 showed encouraging efficacy from a Phase I/II study in refractory head and neck cancer with 9 out of 11 patients in the two highest dose groups obtaining partial metabolic response or stable metabolic disease when evaluated by FDG-PET scan.

In April 2007, Genmab initiated a Phase II study of HuMax-EGFr in combination with chemo-radiation for the treatment of non small cell lung cancer. A maximum of 270 patients with advanced non small cell lung cancer will be included in the study.

In March 2007, Genmab announced new insights into the novel mechanisms of action of HuMax-EGFr. By using Protein Tomography™, a relatively new technology which uses an electron microscope to view the three dimensional structure of proteins on the surface of cells, HuMax-EGFr was shown to lock the EGF receptor in an inactive conformation which prevents receptor activation and the binding of growth factors. Furthermore, HuMax-EGFr was shown to inhibit EGF receptor signaling by preventing receptor dimerization, the pairing of two receptor molecules which starts the signaling cascade. All of these mechanisms have the potential to interfere with cancer cell growth.

HuMax-CD4® (zanolimumab)

HuMax-CD4 is currently in Phase III development for the treatment of cutaneous T-cell lymphoma (CTCL) and in Phase II development for non-cutaneous T-cell lymphoma (NCTCL). The CTCL pivotal study is being conducted under an SPA agreement and Fast Track designation from the FDA. HuMax-CD4 has also been granted Orphan Drug Status in the EU and US to treat patients with the most common form of CTCL, mycosis fungoides (MF).

Positive preliminary results from the pivotal study in CTCL were presented in December 2006. A clinical response was shown in 42% of patients in the two highest dose groups. A partial response was obtained by 16% of patients in the 8 mg/kg dose group and 67% of patients in the 14 mg/kg dose group. No responses were observed in the 4 mg/kg dose group and this level is not being used in the second part of this ongoing study.

In December 2006, preliminary results from the ongoing Phase II NCTCL trial showed that 28.5% of patients had objective responses. Plans to treat NCTCL patients with HuMax-CD4 in combination with chemotherapy are underway.

Genmab licensed worldwide rights to develop and commercialize HuMax-CD4 to Merck Serono S.A. in August 2005. Merck Serono is responsible for all future activities and costs for HuMax-CD4 and Genmab is conducting the ongoing Phase III CTCL and Phase II NCTCL studies at Merck Serono's expense.

AMG 714

AMG 714 is being developed under an agreement with Amgen, Inc. and is undergoing Phase I clinical testing. Results from a Phase II study in

RA were presented in 2006. Amgen is responsible for all further development of AMG 714.

HuMax-Inflam™

HuMax-Inflam is a high-affinity human antibody in development to treat inflammatory conditions. A Phase I/II clinical trial has produced positive safety and efficacy data. We believe HuMax-Inflam may be a candidate for Orphan Drug status. Genmab is developing HuMax-Inflam in collaboration with Medarex, Inc.

R1507

R1507 is a fully human antibody created by Genmab under collaboration with Roche. R1507 is currently in Phase I clinical trials. This antibody targets the Insulin-like Growth Factor-1 Receptor (IGF-1R) which has been shown to be important in tumor growth and protecting tumor cells from being killed. IGF-1R is over-expressed on a variety of tumors including breast, colon, prostate, lung, skin and pancreatic cancers. In pre-clinical studies, R1507 was shown to block binding and signalling of tumor growth factor receptors and effectively stopped tumor cell growth in animal models.

Pre-clinical Programs

Genmab's pre-clinical programs include HuMax-CD38™ for multiple myeloma, HuMax-ZP3™ for cancer, HuMax-HepC™, to potentially treat Hepatitis C virus reinfection after liver transplantation and HuMax-TAC™, in development under a collaboration with Merck Serono.

Genmab announced the new HuMax-ZP3 program in December 2006. HuMax-ZP3 is a fully human antibody that targets ZP3, a protein that is over-expressed on colon, pancreatic and prostate cancers, but not in critical organs such as the brain, heart, liver and lungs. HuMax-ZP3 potently exhibits the Antibody-Dependent Cellular Cytotoxicity (ADCC) and Complement Dependent Cytotoxicity (CDC) immune system killing mechanisms against tumor cells that express ZP3. Furthermore, pre-clinical data from *in vivo* solid tumor models in SCID mice shows impressive anti-tumor effects induced by HuMax-ZP3. HuMax-ZP3 is undergoing further pre-clinical testing.

In December 2006, we announced that Roche named the disease areas for the antibody programs developed in collaboration with Genmab. These include inflammation, oncology, respiratory and vascular diseases. The antibodies are primarily at the pre-clinical stage with R1507 in Phase I development. The development of one of the programs is carried out in collaboration with one of the world's largest biotech companies, Genentech, where Roche owns a majority stake.

Change in board of directors

By the end of January 2007, Irwin Lerner resigned from Genmab's Board of Directors in the light of his recently expanded responsibilities as Interim President and Chief Executive Officer of Medarex, Inc.

Subsequent to the balance sheet date, on April 19, the shareholders elected Dr. Burton G. Malkiel and Hans Henrik Munch-Jensen to the Board of Directors at the Company's Annual General Meeting.

Consolidated Key Figures

The following key figures and financial ratios have been prepared on a consolidated basis. The financial ratios have been calculated in accordance with the recommendations of the Association of Danish Financial Analysts.

Key figures comply with the requirements under the Danish financial reporting requirements and the IFRS. All key figures and financial ratios are in conformity with the current accounting policies. The figures have been stated in thousands, except for the financial ratios.

	1st quarter of 2007 DKK'000	1st quarter of 2006 DKK'000	1st quarter of 2007 USD'000	1st quarter of 2006 USD'000
Income Statement				
Revenues	79,669	42,968	14,241	7,680
Research and development costs	(159,317)	(116,017)	(28,477)	(20,738)
General and administrative expenses	(26,170)	(21,708)	(4,678)	(3,880)
Operating loss	(105,818)	(94,757)	(18,914)	(16,938)
Net financial income	29,013	(6,375)	5,185	(1,139)
Net loss	(76,805)	(101,132)	(13,729)	(18,077)
Balance Sheet				
Cash and marketable securities	4,222,570	2,008,414	754,771	358,998
Total assets	4,319,199	2,112,293	772,044	377,564
Shareholders' equity	3,098,677	1,866,964	553,880	333,713
Share capital	44,333	39,197	7,924	7,006
Investments in tangible fixed assets	3,311	2,502	592	447
Cash Flow Statement				
Cash flow from operating activities	941,188	(66,142)	168,233	(11,822)
Cash flow from investing activities	94,547	(753,982)	16,900	(134,772)
Cash flow from financing activities	1,552,481	840,099	277,501	150,165
Cash and cash equivalents	3,017,679	401,189	539,401	71,711
Financial Ratios (in DKK / USD)				
Basic and diluted net loss per share	(1.81)	(2.71)	(0.32)	(0.48)
Period-end share market price	340.00	194.09	60.77	34.69
Price / book value	4.37	4.07	4.37	4.07
Shareholders' equity per share	77.74	47.63	13.89	8.51
Average number of employees	262	220	262	220
Number of employees at the end of the period	273	220	273	220

Financial Review

The Interim Report is prepared on a consolidated basis for the Genmab Group. The financial statements are published in Danish Kroner (DKK). Solely for the convenience of the reader, this Interim Report contains a conversion of certain DKK amounts into US Dollars (USD) at a specified rate. These converted amounts should not be construed as representations that the DKK amounts actually represent such USD amounts or could be converted into USD at the rate indicated or at any other rate.

Unless otherwise indicated, conversion herein of financial information into USD has been made using the Danish Central Bank's spot rate on March 31, 2007, which was USD 1.00 = DKK 5.5945.

Revenues

The Group's revenues were DKK 79.7 million for the first quarter of 2007 and DKK 43.0 million for the first quarter of 2006. The revenues arise from services provided under the Group's collaboration agreements and from recognition of part of the payment received from GSK in February 2007 for the right to co-develop and commercialize HuMax-CD20. In a similar manner, the recognized revenues include a part of the payment received from Merck Serono in 2005 for the rights to develop and commercialize HuMax-CD4.

Genmab announced in February that the worldwide agreement with GSK to co-develop and commercialize HuMax-CD20 had received antitrust clearance from the Federal Trade Commission and the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Act, and thereby became effective. Due to the close connection between the initial license fee of DKK 582 million and the DKK 504 million premium to the market value on shares subscribed by GSK, these amounts will be jointly processed and recognized as revenues on a straight-line basis over a five-year period.

Operating Loss

The Group's operating loss for the first quarter of 2007 was DKK 105.8 million compared to DKK 94.8 million for the similar quarter of 2006. Although the operating expenses have increased significantly from 2006 to 2007, such increasing expenses have been offset by increasing revenues.

Research and development costs have increased from DKK 116.0 million in the first quarter of 2006 to DKK 159.3 million in the first quarter of 2007. The increasing research and development costs reflect the increasing level of clinical activities arising from the advancement of our product pipeline.

General and administrative expenses were DKK 26.2 million in the first quarter of 2007 compared to DKK 21.7 million in the same period of 2006.

The operating loss for the first quarter of 2007 includes warrant compensation expenses totalling DKK 13.6 million compared to DKK 6.9 million for the first quarter of 2006.

Financial Income

Net financial income for the first quarter of 2007 was DKK 29.0 million compared to a net expense of DKK 6.4 million in the same period of 2006. The year to date net financial income has benefited from the higher average cash position, whereas the negative net financial income reported for the first quarter of 2006 was impacted by increasing interest rates and weakening of the USD against the DKK.

Net Loss

Net loss for the first quarter of 2007 was DKK 76.8 million compared to DKK 101.1 million in the first quarter of 2006.

Cash Flow

As of March 31, 2007, the balance sheet reflects cash, cash equivalents and marketable securities of DKK 4.223 billion compared to DKK 1.724 billion as of December 31, 2006. This represents a net

increase of DKK 2.499 billion, primarily arising from the upfront payment and the issuance of shares to GSK in February 2007.

The cash flow for the first quarter of 2007 is in line with our expectations. The operating activities generated cash flows of DKK 941.2 million compared to a consumption of DKK 66.1 million in the same period of 2006.

Balance Sheet

As of March 31, 2007, total assets were DKK 4.319 billion compared to DKK 1.805 billion at the end of 2006. The increase is primarily caused by the Company's strengthened cash position.

Shareholders' equity, as of March 31, 2007, equalled DKK 3.099 billion compared to DKK 1.608 billion at the end of December 2006. On March 31, 2007, the Group's equity ratio was 72% compared to the 89% reported at the end of 2006.

The increase in shareholders equity is primarily caused by GSK's subscription of 4,471,202 new shares in Genmab in connection with the worldwide agreement to co-develop and commercialize HuMax-CD20. This transaction increased shareholders equity by DKK 1.529 billion in the first quarter of 2007.

Subsequent Events

On April 12, Genmab announced a Phase II study of HuMax-EGFr in combination with chemo-radiation to treat non small cell lung cancer.

On April 19, the shareholders elected Dr. Burton G. Malkiel and Hans Henrik Munch-Jensen to the Board of Directors at the Company's Annual General Meeting.

No other significant events have occurred since the balance sheet date which could significantly affect the financial statements as of March 31, 2007.

Additional information:

Helle Husted
Sr. Director, Investor Relations
Telephone +45 33 44 77 30

The forward looking statements contained in this Interim Report are subject to risks and uncertainties, so that the actual results may differ materially from those anticipated by the statements. These and certain other important factors affecting the business of Genmab A/S are described in the company's previously issued Annual Report and Private Placement Memorandum.

Directors' and Management's Statement on the Interim Report

The Board of Directors and Management have today considered and adopted the Interim Report of Genmab A/S for the 3 months ended March 31, 2007.

The Interim Report is prepared in accordance with the Copenhagen Stock Exchange's financial reporting requirements for listed companies. The Interim Report is in compliance with International Accounting Standard No. 34 (IAS 34), "Interim Financial Reporting", and additional Danish disclosure requirements for financial reporting of listed companies.

We consider the applied accounting policies to be appropriate and, in our opinion, the Interim Report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the Group.

Copenhagen, May 8, 2007

Management

Lisa N. Drakeman Claus Juan Møller-San Pedro

Jan van de Winkel Bo Kruse

Board of Directors

Michael B. Widmer (Chairman) Lisa N. Drakeman Anders Gersel Pedersen

Karsten Havkrog Pedersen Ernst H. Schweizer Burton G. Malkiel

Hans Henrik Munch-Jensen

Income Statement for the First Quarter of 2007

	1st quarter of 2007 DKK'000	1st quarter of 2006 DKK'000	1st quarter of 2007 USD'000	1st quarter of 2006 USD'000
Revenues	79,669	42,968	14,241	7,680
Research and development costs	(159,317)	(116,017)	(28,477)	(20,738)
General and administrative expenses	(26,170)	(21,708)	(4,678)	(3,880)
Operating loss	**(105,818)**	**(94,757)**	**(18,914)**	**(16,938)**
Financial income	40,842	25,845	7,299	4,620
Financial expenses	(11,829)	(32,220)	(2,114)	(5,759)
Loss before tax	**(76,805)**	**(101,132)**	**(13,729)**	**(18,077)**
Corporate tax	-	-	-	-
Net loss	**(76,805)**	**(101,132)**	**(13,729)**	**(18,077)**
Basic and diluted net gain / (loss) per share (in DKK / USD)	(1.81)	(2.71)	(0.32)	(0.48)
Weighted average number of ordinary shares outstanding during the period - basic and diluted	42,390,497	37,309,876	42,390,497	37,309,876

Balance Sheet – Assets

	Note	March 31, 2007 DKK'000	December 31, 2006 DKK'000	March 31, 2006 DKK'000	March 31, 2007 USD'000	December 31, 2006 USD'000	March 31, 2006 USD'000
Leasehold improvements		2,396	3,094	6,528	428	553	1,167
Equipment, furniture and fixtures		28,049	28,170	33,337	5,014	5,036	5,959
Fixed assets under construction		235	-	1,702	42	-	304
Total tangible fixed assets		**30,680**	**31,264**	**41,567**	**5,484**	**5,589**	**7,430**
Other securities and equity interests		613	2,453	3,066	110	438	548
Total financial fixed assets		**613**	**2,453**	**3,066**	**110**	**438**	**548**
Total non-current assets		**31,293**	**33,717**	**44,633**	**5,594**	**6,027**	**7,978**
Other receivables		55,846	40,968	52,809	9,983	7,323	9,437
Prepayments		9,490	5,611	6,437	1,696	1,003	1,151
Total receivables		**65,336**	**46,579**	**59,246**	**11,679**	**8,326**	**10,588**
Marketable securities	2	**1,204,891**	**1,295,258**	**1,607,225**	**215,370**	**231,523**	**287,287**
Cash and cash equivalents		**3,017,679**	**429,075**	**401,189**	**539,401**	**76,697**	**71,711**
Total current assets		**4,287,906**	**1,770,912**	**2,067,660**	**766,450**	**316,546**	**369,586**
Total assets		**4,319,199**	**1,804,629**	**2,112,293**	**772,044**	**322,573**	**377,564**

Balance Sheet – Shareholders' Equity and Liabilities

	Note	March 31, 2007 DKK'000	December 31, 2006 DKK'000	March 31, 2006 DKK'000	March 31, 2007 USD'000	December 31, 2006 USD'000	March 31, 2006 USD'000
Share capital		44,333	39,648	39,197	7,924	7,087	7,006
Share premium		5,326,419	3,776,893	3,731,376	952,082	675,107	666,972
Reserve for share-based payment		86,058	72,454	40,203	15,383	12,951	7,186
Translation reserves		4,518	4,433	4,930	808	792	881
Accumulated deficit		(2,362,651)	(2,285,846)	(1,948,742)	(422,317)	(408,588)	(348,332)
Shareholders' equity		**3,098,677**	**1,607,582**	**1,866,964**	**553,880**	**287,349**	**333,713**
Lease liability		9,739	11,251	17,357	1,741	2,011	3,103
Total non-current liabilities		**9,739**	**11,251**	**17,357**	**1,741**	**2,011**	**3,103**
Current portion of lease liability		7,096	6,955	7,889	1,268	1,243	1,410
Accounts payable		51,757	47,352	40,652	9,251	8,464	7,266
Deferred income		1,084,543	71,177	129,455	193,859	12,723	23,140
Other liabilities		67,387	60,312	49,976	12,045	10,783	8,932
Total current liabilities		**1,210,783**	**185,796**	**227,972**	**216,423**	**33,213**	**40,748**
Total liabilities		**1,220,522**	**197,047**	**245,329**	**218,164**	**35,224**	**43,851**
Total shareholders' equity and liabilities		**4,319,199**	**1,804,629**	**2,112,293**	**772,044**	**322,573**	**377,564**

	Note
Warrants	3
Internal shareholders	4
Reconciliation from IFRS to US GAAP	5

Statement of Cash Flow

	1st quarter of 2007	1st quarter of 2006	1st quarter of 2007	1st quarter of 2006
	DKK'000	DKK'000	USD'000	USD'000
Net loss	**(76,805)**	**(101,132)**	**(13,729)**	**(18,077)**
Reversal of financial items, net	(29,013)	6,375	(5,186)	1,140
Adjustments for non-cash transactions:				
Depreciation and amortization	3,531	4,784	631	855
Net (gain) / loss on sale of equipment	(3)	(67)	(1)	(12)
Warrant compensation expenses	13,604	6,949	2,432	1,242
Changes in current assets and liabilities:				
Other receivables	(13,453)	12,182	(2,405)	2,177
Prepayments	(3,882)	9,609	(694)	1,718
Deferred income	1,013,261	(19,072)	181,117	(3,409)
Accounts payable and other liabilities	11,027	13,527	1,971	2,418
Cash flow from operating activities before financial items	**918,267**	**(66,845)**	**164,136**	**(11,948)**
Financial receivables	22,921	703	4,097	126
Cash flow from operating activities	**941,188**	**(66,142)**	**168,233**	**(11,822)**
Purchase of property, plant and equipment	(1,274)	(494)	(228)	(88)
Sale of property, plant and equipment	65	352	12	63
Marketable securities bought	(142,152)	(1,263,181)	(25,409)	(225,790)
Marketable securities sold	237,908	509,341	42,525	91,043
Cash flow from investing activities	**94,547**	**(753,982)**	**16,900**	**(134,772)**
Warrants exercised	26,165	35,734	4,677	6,387
Shares issued for cash	1,529,151	845,250	273,331	151,086
Costs related to issuance of shares	(1,105)	(38,511)	(197)	(6,884)
Paid installments on lease liabilities	(1,730)	(2,374)	(310)	(424)
Cash flow from financing activities	**1,552,481**	**840,099**	**277,501**	**150,165**
Increase / (decrease) in cash and cash equivalents	**2,588,216**	**19,975**	**462,634**	**3,571**
Cash and cash equivalents at the beginning of the period	429,075	381,346	76,697	68,164
Exchange rate adjustment of cash	388	(132)	70	(24)
Cash and cash equivalents at the end of the period	**3,017,679**	**401,189**	**539,401**	**71,711**
Cash and cash equivalents include:				
Bank deposits and petty cash	3,017,384	395,870	539,348	70,760
Restricted bank deposits	295	5,319	53	951
	3,017,679	**401,189**	**539,401**	**71,711**
Non-cash transactions:				
Assets acquired	-	4,370	-	781
Liabilities assumed	-	(4,370)	-	(781)

Statement of Shareholders' Equity

	Number of shares	Share capital DKK'000	Share premium DKK'000	Reserve for share-based payment DKK'000	Translation reserves DKK'000	Accumulated deficit DKK'000	Shareholders' equity DKK'000	Shareholders' equity USD'000 (Unaudited)
December 31, 2005	33,108,098	33,108	2,894,992	33,254	5,026	(1,847,610)	1,118,770	199,977
Comprehensive income:								
Adjustment of foreign currency fluctuations on subsidiaries					(96)		(96)	(17)
Loss for the period						(101,132)	(101,132)	(18,077)
Total comprehensive income							(101,228)	(18,094)
Exercise of warrants	338,667	339	35,395				35,734	6,387
Capital increase	5,750,000	5,750	839,500				845,250	151,085
Expenses related to capital increases			(38,511)				(38,511)	(6,884)
Warrant compensation expenses				6,949			6,949	1,242
March 31, 2006	39,196,765	39,197	3,731,376	40,203	4,930	(1,948,742)	1,866,964	333,713
Comprehensive income:								
Adjustment of foreign currency fluctuations on subsidiaries					(497)		(497)	(89)
Loss for the period						(337,104)	(337,104)	(60,257)
Total comprehensive income							(337,601)	(60,346)
Exercise of warrants	451,590	451	53,880				54,331	9,712
Expenses related to capital increases			(8,363)				(8,363)	(1,495)
Warrant compensation expenses				32,251			32,251	5,765
December 31, 2006	39,648,355	39,648	3,776,893	72,454	4,433	(2,285,846)	1,607,582	287,349
Comprehensive income:								
Adjustment of foreign currency fluctuations on subsidiaries					85		85	15
Loss for the period						(76,805)	(76,805)	(13,728)
Total comprehensive income							(76,720)	(13,713)
Exercise of warrants	213,458	214	25,951				26,165	4,677
Capital increase	4,471,202	4,471	1,524,680				1,529,151	273,333
Expenses related to capital increases			(1,105)				(1,105)	(198)
Warrant compensation expenses				13,604			13,604	2,432
March 31, 2007	44,333,015	44,333	5,326,419	86,058	4,518	(2,362,651)	3,098,677	553,880

Notes to the Financial Statements

1. Accounting Policies

The Interim Report has been prepared in accordance with the Copenhagen Stock Exchange's financial reporting requirements for listed companies. The Interim Report is unaudited and it is prepared in compliance with International Accounting Standard No. 34 (IAS 34), "Interim Financial Reporting".

The accounting policies used for the Interim Report are consistent with the accounting policies used in the company's latest Annual Report, which was prepared in accordance with the IFRS as endorsed by the EU and additional Danish disclosure requirements for financial reporting of listed companies.

The Interim Report has been prepared in Danish Kroner (DKK), which is the functional currency of the company and the Group.

The most significant items of the Group's accounting policies are:

Consolidated Financial Statements
The consolidated financial statements include Genmab A/S (the parent company), Genmab B.V., Genmab, Inc., and Genmab Ltd. (collectively referred to as the Genmab Group).

Revenues
Revenues comprise milestone payments and other income from research and development agreements. Revenue is recognized when it is probable that future economic benefits will flow to the Group and these benefits can be measured reliably. Further, revenue recognition requires that all significant risks and rewards of ownership of the goods or services included in the transaction have been transferred to the buyer.

Stock-Based Compensation
For warrants granted after November 7, 2002, the Group applies IFRS 2 according to which the fair value of the warrants at grant date is recognized as an expense in the income statement over the vesting period. A corresponding amount is recognized in a separate reserve under equity. Warrants granted prior to November 7, 2002 are not comprised by IFRS 2. For these warrants, the Group accounts for the compensation by use of the intrinsic value method for employees and the Board of Directors and the fair value method for non-employee consultants.

Marketable Securities
Marketable securities consist of investments in securities with a maturity greater than three months at the time of purchase. The company invests its cash in deposits with major financial institutions, in mortgage bonds, corporate bonds and notes issued by the Danish or US government. The securities can be readily purchased and sold using established markets. When sold, the cost of marketable securities is determined based on the "first-in first-out" principle.

The Group's portfolio of investments has been classified as "financial assets at fair value through profit or loss". Fair value equals the listed price. Realized and unrealized gains and losses (including unrealized foreign exchange rate gains and losses) are recognized in the income statement as financial items. Transactions are recognized at trade date.

Notes to the Financial Statements

1. Accounting Policies (continued)

Cash and Cash Equivalents
Cash and cash equivalents comprise cash, bank deposits and marketable securities with a maturity of three months or less on the date of acquisition. Cash and cash equivalents are measured at fair value.

Segment Reporting
The Group is managed and operated as one business unit. The entire Group is managed by a single management team reporting to the Chief Executive Officer. No separate lines of business or separate business entities have been identified with respect to any product candidates or geographical markets. Accordingly, the company has concluded that it is not relevant to disclose segment information on business segments or geographical markets.

Reconciliation from IFRS to US GAAP
The Interim Report includes a reconciliation of the reported net result under IFRS to the corresponding net result under US GAAP.

2. Marketable Securities

The Group has classified all investments as short-term since it has the intent and ability to sell and redeem them within a year.

	March 31, 2007	December 31, 2006	March 31, 2006	March 31, 2007	December 31, 2006	March 31, 2006
	DKK'000	DKK'000 (full year)	DKK'000	USD'000	USD'000 (full year)	USD'000
Cost at the beginning of the period	1,309,417	878,286	878,286	234,054	156,991	156,991
Additions for the period	142,152	2,448,512	1,263,181	25,409	437,664	225,790
Disposals for the period	(237,838)	(2,017,381)	(512,106)	(42,514)	(360,601)	(91,537)
Cost at the end of the period	**1,213,731**	**1,309,417**	**1,629,361**	**216,950**	**234,054**	**291,244**
Adjustment to fair value at the beginning of the period	(14,159)	(6,730)	(6,730)	(2,530)	(1,203)	(1,203)
Adjustment to fair value for the period	5,319	(7,429)	(15,406)	951	(1,328)	(2,754)
Adjustment to fair value at the end of the period	**(8,840)**	**(14,159)**	**(22,136)**	**(1,580)**	**(2,531)**	**(3,957)**
Net book value at the end of the period	**1,204,891**	**1,295,258**	**1,607,225**	**215,370**	**231,523**	**287,287**

Notes to the Financial Statements

3. Warrants

Warrant Scheme

Genmab A/S has established warrant schemes as an incentive for all company employees, including those in our subsidiaries, members of the Board of Directors and members of the executive management as well as certain external consultants with a long-term relationship with us. To date, all employees have been granted warrants in connection with their employment.

Warrants Granted from August 2004

Under the most recent warrant scheme, effective from August 2004, warrants can be exercised from one year after the grant date. As a general rule, the warrant holder may only exercise 25% of the warrants granted per full year of employment or affiliation with Genmab after the grant date. However, the warrant holder will be entitled to exercise all warrants in instances where the employment or consultancy relationship is terminated by the company without the warrant holder providing a good reason to do so. All warrants lapse at the tenth anniversary of the grant date.

Warrants Granted prior to August 2004

Half of the warrants granted under the preceding warrant schemes can be exercised one year after the grant date with the other half exercisable two years after the grant date. The exercise period lasts for three years from the date when a warrant first becomes exercisable. If the warrants are not exercised within these periods, they lapse.

The exercise of warrants is not conditional upon continued employment or affiliation with Genmab. However, upon the conclusion of employment or affiliation, the holder is obligated to offer to sell a specified percentage of shares issued back to the company. The sell back clause is not applicable in the event of termination as a result of the company's breach of the employment or affiliation contract. The sell back clause defines the percentage of shares that the holder is required to offer to sell back to the company.

The repurchase price to be paid for the shares by the company in these instances is the warrant holder's original exercise price. Accordingly, the warrant holder will not be able to profit on shares sold back to the company.

Warrant Activity

In the first quarter of 2007, no warrants were granted to employees of the company and its subsidiaries. A total of 213,458 warrants have been exercised during the first quarter of 2007. During the first quarter of 2007, warrant exercises resulted in total proceeds to the company of DKK 26,165 thousand. 14,675 warrants have expired during the first quarter of 2007.

As of March 31, 2007, 352,553 warrants with a weighted average exercise price of DKK 61.70 were outstanding under the preceding warrant schemes and 2,712,124 warrants with a weighted average exercise price of DKK 136.44 were outstanding under the August 2004 warrant scheme. For comparison, as of March 31, 2006, 1,087,601 warrants with a weighted average exercise price of DKK 110.50 were outstanding under the preceding warrant schemes and 1,953,924 warrants with a weighted average exercise price of DKK 106.07 were outstanding under the August 2004 warrant scheme.

Compensation expenses under IFRS 2, "Share-based Payment Transactions" totaled DKK 13,604 thousand for the first quarter of 2007, compared to DKK 6,949 thousand for the similar quarter of 2006.

Notes to the Financial Statements

4. Internal Shareholders

The following table sets forth certain information regarding the beneficial ownership of the issued share capital and the outstanding warrants by the members of the Board of Directors and the management as per March 31, 2007:

Number of ordinary shares owned	December 31, 2006	Acquired	Sold	March 31, 2007
Board of Directors				
Lisa N. Drakeman	511,040	-	(150,000)	361,040
Ernst Schweizer	162,340	43,500	(43,500)	162,340
Michael Widmer	-	25,000	(25,000)	-
Karsten Havkrog Pedersen	-	12,500	(12,500)	-
Anders Gersel Pedersen	-	17,000	(17,000)	-
	673,380	**98,000**	**(248,000)**	**523,380**
Management				
Lisa N. Drakeman, see above	-	-	-	-
Jan van de Winkel	230,000	-	(110,000)	120,000
Claus Juan Møller-San Pedro	331,635	-	(120,000)	211,635
Bo Kruse	26,900	-	(20,000)	6,900
	588,535	-	**(250,000)**	**338,535**
Total	**1,261,915**	**98,000**	**(498,000)**	**861,915**

Number of warrants held	December 31, 2006	Granted	Exercised	Expired	March 31, 2007
Board of Directors					
Lisa N. Drakeman	605,000	-	-	-	605,000
Ernst Schweizer	126,000	-	(43,500)	-	82,500
Michael Widmer	95,000	-	(25,000)	-	70,000
Karsten Havkrog Pedersen	47,500	-	(12,500)	-	35,000
Anders Gersel Pedersen	52,000	-	(17,000)	-	35,000
	925,500	-	**(98,000)**	-	**827,500**
Management					
Lisa N. Drakeman, see above	-	-	-	-	-
Jan van de Winkel	290,000	-	-	-	290,000
Claus Juan Møller-San Pedro	290,000	-	-	-	290,000
Bo Kruse	187,500	-		-	187,500
	767,500	-	-	-	**767,500**
Total	**1,693,000**	-	**(98,000)**	-	**1,595,000**

Notes to the Financial Statements

5. Reconciliation from IFRS to US GAAP

The financial statements of the Group are prepared in accordance with IFRS, which differ in certain aspects from US GAAP. For convenience of the reader, we have provided a reconciliation of the net result under IFRS to the corresponding net result under US GAAP. US GAAP has additional disclosure requirements with respect to some of the areas included in the reconciliation, but such disclosures have not been included in this note.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," establishes US GAAP for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income, which is a component of shareholders' equity, includes all unrealized gains and losses (including exchange rate gains and losses) on debt and equity securities classified as "Available-for-sale." Such securities would be classified as marketable securities in the financial statements under US GAAP and such unrealized gains and losses would be included in a separate statement in order to determine comprehensive income.

In accordance with IFRS, the Group classifies such securities as financial assets at fair value through profit or loss. Unrealized gains and losses (including exchange rate adjustments) are included in the income statement as financial items and in shareholders' equity as part of the accumulated deficit.

Application of US GAAP would have affected net loss for the periods ended March 31, 2007 and 2006 to the extent described below.

Notes to the Financial Statements

5. Reconciliation from IFRS to US GAAP (continued)

Reconciliation from IFRS to US GAAP for the First Quarter of 2007

	1st quarter of 2007	1st quarter of 2006	1st quarter of 2007	1st quarter of 2006
	DKK'000	DKK'000	USD'000	USD'000
Net gain / (loss) according to IFRS	**(76,805)**	**(101,132)**	**(13,729)**	**(18,077)**
Revaluation of marketable securities concerning measurement to market value	(5,804)	13,288	(1,037)	2,375
Reversed unrealized exchange rate (gain) / loss on marketable securities	1,356	3,115	242	557
Reversed warrant compensation expenses	-	6,949	-	1,242
US GAAP warrant compensation expenses	-	(7,378)	-	(1,319)
Net gain / (loss) according to US GAAP	**(81,253)**	**(85,158)**	**(14,524)**	**(15,222)**
Weighted average number of ordinary shares outstanding during the period - basic and diluted	42,390,497	37,309,876	42,390,497	37,309,876
Basic and diluted net loss per share according to US GAAP (in DKK / USD)	(1.92)	(2.28)	(0.34)	(0.41)
Net gain / (loss) according to US GAAP	**(81,253)**	**(85,158)**	**(14,524)**	**(15,222)**
Other Comprehensive income:				
Unrealized gain / (loss) from marketable securities	5,804	(13,288)	1,037	(2,375)
Adjustment of foreign currency fluctuations in subsidiaries	85	(96)	15	(17)
Unrealized exchange rate gain / (loss) on marketable securities	(1,356)	(3,115)	(242)	(557)
Comprehensive income	**(76,720)**	**(101,657)**	**(13,714)**	**(18,171)**

Genmab

Preliminary Annual Report 2006

Genmab A/S
Toldbodgade 33
DK-1253 Copenhagen K
CVR–no. 21 02 38 84

Table of Contents

PRODUCT PIPELINE

Product	Pre-clinical / Phase I/II / Phase II / Phase III	Highlights 2006
HuMax-CD20™	Chronic lymphocytic leukemia (CLL) Non-Hodgkin's lymphoma (NHL) Rheumatoid arthritis (RA) CLL front line	• Presented positive duration of response data in Phase I/II refractory CLL study. • Initiated pivotal studies in CLL and NHL. • Initiated Phase II front line study in combination with fludarabine and cyclophosphamide. • Reported positive data in Phase I/II study and completed enrollment in Phase II study for RA.
HuMax-CD4®	Cutaneous T-cell lymphoma (CTCL) Non-cutaneous T-cell lymphoma (NCTCL)	• Presented positive preliminary results from pivotal Phase III CTCL study • Announced encouraging preliminary results from ongoing Phase II NCTCL study.
HuMax-EGFr™	Head and neck cancer Head and neck cancer front line	• Received Fast Track designation for refractory head and neck cancer. • Initiated Phase III pivotal study for refractory head and neck cancer. • Initiated Phase I/II front line chemo-radiation combination study in refractory head and neck cancer. • More effective against EGFr variations than other treatments in pre-clinical studies.
AMG 714	Rheumatoid arthritis* Psoriasis	• Reported encouraging data from Phase II RA study. • Initiated Phase I clinical testing with new formulation.
HuMax-Inflam™	Autoimmune diseases	
R1507	Cancer	• Effective at stopping tumor growth in animal models.
HuMax-HepC™	Hepatitis C reinfection	
HuMax-CD38™	Multiple myeloma	• First antibody known to block ecto-enzymatic activity of CD38.
HuMax-TAC™		• Reached first milestone in agreement with Merck Serono.
HuMax-ZP3™	Cancer	• Announced program for treatment of cancer. • Impressive anti-tumor effects in animal models.

*Further development of AMG 714 in RA is dependent upon results of a Phase I study

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-EGFr™; HuMax-Inflam™; HuMax-CD20™; HuMax-TAC™; HuMax-HepC™, HuMax-CD38™, HuMax-ZP3™ and UniBody™ are all trademarks of Genmab A/S; HuMAb-Mouse®, UltiMAb® and UltiMAb Human Antibody Development System® are trademarks of Medarex, Inc.; TC Mouse™ is a trademark of Kirin Brewery Co., Ltd. Bexxar™, Arranon™ and Atriance™ are all trademarks of GlaxoSmithKline.

Letter from the Chief Executive Officer

Dear Shareholder,

2006 has been the most exciting year in Genmab's history. Our key achievements in 2006 included entering a global co-development and commercialization agreement with GlaxoSmithKline (GSK) for HuMax-CD20™ (ofatumumab), initiating three new pivotal studies, reporting positive results in the HuMax-CD20 and HuMax-CD4® (zanolimumab) clinical development programs, developing the UniBody™ technology and completing a private placement of new shares. As a result of this careful execution of our business strategy, we saw a dramatic increase in Genmab's stock price and market capitalization in 2006. Our stock price increased 181% from DKK 135 (approx. USD 24) on December 31, 2005 to DKK 380 (approx. USD 67) a year later. Our market capitalization also significantly increased by 235% from DKK 4.5 billion (approx. USD 795 million) to DKK 15.07 billion (approx. USD 2.66 billion) in 2006.

Building for a Commercial Future

Genmab started three new pivotal Phase III clinical studies in 2006: HuMax-CD20 for refractory chronic lymphocytic leukemia (CLL) and rituximab refractory follicular non-Hodgkin's lymphoma (NHL) and HuMax-EGFr™ (zalutumumab) for refractory head and neck cancer. We also initiated front line combination studies of HuMax-EGFr for head and neck cancer and HuMax-CD20 for CLL. Starting front line studies with these potential cancer products is a new step for Genmab, one that may eventually open up more opportunities for our products in the marketplace. These pivotal and front line studies have the potential to serve as stepping stones on Genmab's pathway towards a commercial future.

We have also continued to make progress in our ongoing development programs. We reported positive results in three HuMax-CD20 studies: Phase I/II rheumatoid arthritis (RA); interim Phase II RA; and Phase I/II CLL duration of response data. In the HuMax-CD4 program with Merck Serono S.A. we announced positive early results in both the Phase III cutaneous T-cell lymphoma (CTCL) and Phase II non-cutaneous T-cell lymphoma studies. We received Fast Track status from the US FDA for HuMax-EGFr in refractory head and neck cancer and presented pre-clinical data showing that HuMax-EGFr appears to be more effective against variations of the EGF receptor than other EGFr directed treatments. We also announced that in pre-clinical studies HuMax-CD38™ was the first antibody shown to inhibit the enzymatic activity of the CD38 molecule.

Genmab remains committed to maintaining a broad and diversified product pipeline. With a product portfolio consisting of 38 potential products including 18 pre-clinical programs and an additional 14 targets under exploration, we are building for the possibility of sustained growth in the future.

UniBody - The Next Step in Antibody Development

Genmab's scientific team unveiled the innovative new UniBody technology that has the potential to increase the market for antibody therapeutics. UniBodies are stable, smaller antibody formats which, based on pre-clinical data, are expected to last longer in the human body than current small antibody formats, lengthening the window of opportunity for a treatment to take effect. We believe this technology has the potential to expand the market for targeted therapeutics especially in disease areas like cancer and inflammation where the small size and special binding characteristics of UniBodies may make them more effective than traditional antibody formats. Genmab is beginning to develop antibody products using the UniBody technology and may consider out-licensing the technology to other companies.

Building Value Through Strategic Alliances
At Genmab we seek to create as much value in our company as possible through carefully selecting disease targets, maintaining an extensive product pipeline, balancing our partnering strategy to out-license our products at various development points, and thus diversify our risk and potential revenue stream.

Our efforts to create value in Genmab throughout 2006 culminated with the signing of an agreement to co-develop and commercialize HuMax-CD20 with GlaxoSmithKline (GSK) in December. The total potential value of this deal in the event of full commercial success in cancer and various autoimmune and inflammatory diseases could exceed DKK 12 billion (approx. USD 2.1 billion). GSK will receive an exclusive worldwide license to HuMax-CD20 and the companies will co-develop HuMax-CD20. Genmab will be responsible for development costs until 2008, after which the costs will be shared equally between the companies.

GSK will be solely responsible for manufacturing and commercializing HuMax-CD20. Genmab will have an option to co-promote HuMax-CD20 in a targeted oncology setting in the US and the relevant countries in the Nordic region. The agreement has been subject to review by the US Government under the Hart-Scott-Rodino Act and became effective on February 5, 2007.

Our success in 2006 has helped pave the way for the continued development of our product pipeline and technology in 2007 as we move Genmab toward a potential commercial future.

We believe that Genmab has the potential for a bright future and hope to bring urgently needed new treatments to patients who are waiting for them. Thank you for your continued support.

Sincerely yours,

Lisa N. Drakeman, Ph.D.
President and Chief Executive Officer

2006 Stock Performance Comparison


300
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Jan Feb Apr May Jul Aug Oct Dec
Genmab
OMXC20
Nasdaq Biotech
ML Euro Biotech

Genmab Market Capitalization (DKK billions)


1.17
2.98
4.50
15.07
2003
2004
2005
2006

Directors' Report

About Genmab

Genmab is an international biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab is developing numerous products to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions. We continually seek to expand our portfolio with new therapeutic products. Genmab has established multiple partnerships with other biotechnology and pharmaceutical companies to gain access to disease targets, develop novel human antibodies and advance our products toward the market.

Genmab's strategy is to maximize the value of our business by creating value in our products. We have developed a broad product pipeline, giving us numerous opportunities to succeed. We intend to maintain this robust pipeline through a combination of in-house clinical development and out-licensing of both early and late stage programs. To move our product pipeline forward efficiently and effectively, we have assembled advanced human antibody technologies, expansive development capabilities and an experienced and knowledgeable international staff, 83% of whom work in research and development.

Genmab has reported consolidated revenues of DKK 136 million in 2006, an operating loss of DKK 472 million and a net loss of DKK 438 million. Following the completion of the private placement in January 2006, resulting in net proceeds of approximately DKK 800 million, the company ended 2006 with a final total of DKK 1.724 billion in cash and marketable securities.

2006 Overview

During the course of 2006, Genmab released positive data for the HuMax-CD20™ (ofatumumab), HuMax-CD4® (zanolimumab) and AMG 714 clinical development programs and positive pre-clinical data for HuMax-EGFr™ (zalutumumab), HuMax-CD38™ and R1507. Several new clinical trials also began this year, including three pivotal studies and two front line studies. HuMax-EGFr for refractory head and neck cancer, HuMax-CD20 for refractory chronic lymphocytic leukemia (CLL) and rituximab refractory follicular non-Hodgkin's lymphoma (NHL) all entered Phase III pivotal studies. Front line combination studies of HuMax-EGFr for head and neck cancer and HuMax-CD20 for CLL were also started. Furthermore, HuMax-EGFr received Fast Track Status from the US Food and Drug Administration (FDA).

In addition, we made advances in our pre-clinical development programs. We reached the first milestone in the HuMax-TAC™ agreement with Merck Serono S.A. (formerly Serono S.A.). We expanded our pre-clinical portfolio by licensing a series of angiogenesis targets from Bionomics and certain rights to the MIF receptor from Cytokine PharmaSciences. We also announced a new pre-clinical development program, HuMax-ZP3™. We have filed a number of new patent applications and have actively prosecuted our pending patent families, partly through 12 and 30 month continuations.

Genmab held a successful Research, Development and Business Update in October 2006, at which we announced future clinical development plans, gave details on our pre-clinical pipeline and announced UniBody™, a new propriety technology that creates a stable smaller antibody format.

We entered an agreement with GlaxoSmithKline to co-develop and commercialize HuMax-CD20, currently in Phase III development for NHL and CLL and Phase II for RA.

Over the course of the year, Genmab participated in 29 scientific conferences and 21 investor conferences as well as a significant number of analyst, media and investor meetings.

Directors' Report

2006 Highlights

Partnership progress

- Signed agreement with GlaxoSmithKline for co-development and commercialization of HuMax-CD20 (ofatumumab)

Commenced three new pivotal studies

- HuMax-CD20 Phase III study for follicular NHL
- HuMax-CD20 Phase III study for refractory B-cell CLL
- HuMax-EGFr (zalutumumab) Phase III study for head and neck cancer considered incurable with standard treatment

Presented positive clinical trial results

- HuMax-CD20 Phase I/II RA data
- Interim HuMax-CD20 Phase II RA data
- Additional HuMax-CD20 Phase I/II CLL efficacy and duration of response data
- Early HuMax-CD4 (zanolimumab) CTCL pivotal study results
- Preliminary HuMax-CD4 Phase II NCTCL results

Advanced clinical programs

- HuMax-EGFr awarded Fast Track Status from US Food and Drug Administration
- Initiated Phase I/II study of HuMax-EGFr in combination with chemo-radiation as front line treatment of head and neck cancer
- Initiated Phase I/II front line study of HuMax-CD20 in combination with fludarabine and cyclophosphamide for CLL

Advanced pre-clinical pipeline

- HuMax-CD38 shown to be first antibody known to block the ecto-enzymatic activity of CD38 in pre-clinical studies
- Announced HuMax-ZP3 cancer program
- Acquired exclusive worldwide rights to develop therapeutics based on angiogenesis targets identified by Bionomics
- Licensed certain rights to MIF receptor target from Cytokine PharmaSciences

Unveiled the UniBody platform, a proprietary new technology

Completed private placement of 5,750,000 new shares at DKK 147 per share

Directors' Report

Outlook

During 2007, we will continue to advance the development of our clinical and pre-clinical product pipeline. We will analyze opportunities to strengthen existing relationships with our key partners and also consider possible new collaborations with other pharmaceutical or biotechnology companies to either out-license our existing development programs or access new targets, technology or products.

We expect to expand development in 2007 in our clinical and pre-clinical programs. We will also continue to pay development costs for the ongoing clinical studies in HuMax-CD20 and HuMax-EGFr. Finally, we expect to maintain approximately the same level of discovery and pre-clinical work in 2007 as we did during 2006, developing antibodies for a variety of new and existing disease targets.

As costs will increase for these expanded clinical development activities, Genmab's operating expenses are expected to be higher in 2007 than in 2006. In combination with increasing revenues in 2007, we are projecting an operating loss of DKK 385 to 435 million compared to the DKK 472 million reported for 2006. Under the conditions described above, the net loss for 2007 is expected to be in the range of DKK 260 to 310 million compared to the net loss of DKK 438 million reported for 2006.

As of December 31, 2006, the company's cash, cash equivalents and short term marketable securities equaled DKK 1.724 billion. The company's projected December 31, 2007 cash position is expected to be in the range of DKK 3.834 to 3.914 billion.

The above estimates are subject to possible change primarily due to the timing and variation of milestone income, clinical activities, related costs and fluctuating exchange rates. The estimates also assume that no further agreements are entered into during 2007 that could materially affect the results.

Product Pipeline

Genmab's strategy is to maintain an extensive pipeline of human antibody products in a variety of disease indications to balance the risk inherent in drug development and maximize our chances for success. Our scientific teams continuously investigate promising new disease targets for potential addition to our growing pipeline. Our portfolio currently consists of 38 potential products, including 18 pre-clinical programs and an additional 14 targets under exploration. We are conducting four Phase III pivotal trials for three products, with another three products in Phase I/II or II trials. An overview of the development status of each of our clinical products is provided in the following sections. More detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been published in our stock exchange releases to the Copenhagen Stock Exchange part of the Nordic Exchange, which are available on the Genmab website, www.genmab.com.

HuMax-CD20 (ofatumumab)

HuMax-CD20 is a human, high-affinity antibody in Phase III development for CLL and follicular NHL and in Phase II for RA. The CD20 antigen, a clinically validated target, is a protein found in the cell membrane of pre-B and mature B lymphocytes, a subset of the immune system's white blood cells. In certain types of cancers, these cells can over-proliferate and treatment is needed to reduce their number. Because of the critical role of B-cells in autoimmune disorders, CD20 is also believed to be an attractive target for treating other diseases, such as RA. In laboratory tests and animal studies, HuMax-CD20 has been shown to deplete B-cells effectively and bind to a unique site on the CD20 target when compared to other known CD20 antibodies.

At the December 2006 American Society of Hematology Meeting, Genmab announced additional positive results from the HuMax-CD20 Phase I/II study

Directors' Report

to treat patients with relapsed or refractory CLL. An objective response rate of 50% was observed in patients treated at the highest dose level (2000 mg), including one nodular partial remission (nPR) confirmed by CT scan and one patient who qualified as nPR but had residual lymphadenopathy revealed by CT. The data included one more responder than previously reported. The median time to disease progression in all patients was approximately 16 weeks. In patients responding to HuMax-CD20 treatment, the median time to disease progression increased to 23 weeks. The median time to next anti-CLL treatment was 52 weeks. The survival endpoints correlated statistically to the patients' total exposure to HuMax-CD20 over time and to clearance of the antibody.

A Phase III pivotal study to treat approximately 100 CLL patients who have failed treatment with fludarabine and alemtuzumab or who have failed fludarabine and are intolerant to or ineligible for alemtuzumab was initiated in May 2006. HuMax-CD20 has a Fast Track designation from the FDA for this indication. Additionally, Genmab initiated a Phase II front line study of HuMax-CD20 in combination with fludarabine and cyclophosphamide (FC) to treat CLL in previously untreated patients in December 2006. A total of 56 patients will be enrolled in the study.

A HuMax-CD20 Phase III pivotal study to treat patients with rituximab refractory follicular NHL was initiated in July 2006. Positive results from a previous Phase I/II study in relapsed or refractory follicular NHL showed objective responses of up to 63% according to the Cheson Criteria. The responses included five complete responses, two complete responses unconfirmed and nine partial responses. The median duration of response and median time to disease progression in responding patients had not been reached after 12 months of follow up.

Genmab is also conducting clinical trials with HuMax-CD20 to treat RA. In March 2006, Genmab announced positive data from the Phase I/II dose escalation study to treat active RA. In patients who received two doses of HuMax-CD20, 73% obtained a 20% improvement of the American College of Rheumatology response (ACR20), 38% obtained ACR50 and 15% obtained ACR70. On an intent to treat basis, which included six patients who did not receive both doses of HuMax-CD20, 63% obtained ACR20. For comparison, none of the 7 patients receiving placebo obtained ACR20.

Enrollment of 226 RA patients in the ongoing Phase II study was completed in September 2006. Interim data from the first 100 patients in the study indicated that a statistically significant proportion of patients on active treatment with HuMax-CD20 obtained ACR20 compared to placebo. Full results from the Phase II study are expected in 2007 and planning for a Phase III pivotal study in RA is underway.

HuMax-EGFr (zalutumumab)

HuMax-EGFr is a high-affinity human antibody that targets the Epidermal Growth Factor receptor (EGFr), a molecule found in abundance on the surface of many cancer cells, and is a clinically validated target. In January 2006, HuMax-EGFr received a Fast Track designation from the FDA covering patients with head and neck cancer who have previously failed standard therapies. Genmab initiated two studies with HuMax-EGFr in 2006: a pivotal Phase III study to treat 273 patients with refractory head and neck cancer and a 36 patient Phase I/II study of HuMax-EGFr in combination with chemo-radiation as front line treatment of advanced head and neck cancer.

Clinical data reported in 2005 showed encouraging efficacy from a Phase I/II study in refractory head and neck cancer with 9 out of 11 patients in the two highest dose groups obtaining partial metabolic response or stable metabolic disease when evaluated by FDG-PET scan.

Directors' Report

At our Research, Development and Business Update in October 2006, we presented new HuMax-EGFr pre-clinical data. Results showed broad killing activity as HuMax-EGFr appears to be more effective against variations of the EGF receptor than other EGFr directed treatments.

HuMax-CD4 (zanolimumab)

HuMax-CD4 is a human antibody currently in Phase III development for the treatment of CTCL and in Phase II development for NCTCL. CTCL is a life threatening condition in the advanced stages, and is a highly symptomatic, disfiguring chronic disease. Currently available treatments for T-cell lymphoma patients can have an unfavorable side effect profile and are not particularly effective. Based on this unmet medical need, we obtained from the FDA a Fast Track designation for HuMax-CD4 covering patients with CTCL who have failed currently available therapy and a Special Protocol Assessment (SPA) agreement for the pivotal trial of HuMax-CD4 in patients with CTCL. HuMax-CD4 has also been granted Orphan Drug status in the US and EU for the treatment of Mycosis Fungoides (MF), the most common form of CTCL.

In December 2006, Genmab announced positive preliminary results from the two ongoing HuMax-CD4 trials. In the first part of the pivotal Phase III study of HuMax-CD4 in CTCL, clinical response was shown in 42% (5/12) of patients in the two highest dose groups. A partial response was obtained by 16% (1/6) of patients in the 8 mg/kg dose group and 67% (4/6) of patients in the 14 mg/kg dose group. No responses were observed in the 4 mg/kg dose group and this dose level is not being used in the second part of the ongoing study.

Preliminary results from the ongoing Phase II trial to treat NCTCL showed that 28.5% (4/14) of patients had objective responses. Plans to treat NCTCL patients with HuMax-CD4 in combination with chemotherapy are underway.

Genmab licensed worldwide rights to develop and commercialize HuMax-CD4 to Merck Serono S.A., an international biotechnology company headquartered in Switzerland, in August 2005. Merck Serono is responsible for all future activities and costs for HuMax-CD4 and Genmab is conducting the ongoing Phase III CTCL and Phase II NCTCL studies at Merck Serono's expense.

AMG 714

AMG 714 is a human monoclonal antibody that binds to Interleukin-15 (IL-15), a cytokine molecule appearing early in the cascade of events that ultimately leads to inflammatory disease. The IL-15 blockade has potential utility in a wide variety of inflammatory diseases, such as rheumatoid arthritis, psoriasis, inflammatory bowel disease, lupus and multiple sclerosis, among others.

Data from the Phase II study to treat patients with active RA who had previously failed treatment with at least one disease modifying anti-rheumatic drug (DMARD) was presented in May and June 2006. At week 14, more patients receiving 280 mg of HuMax-IL15, the predecessor to AMG 714, achieved ACR20 compared with those receiving placebo (54% vs. 38%, not significant). Twenty-nine percent of patients achieved ACR50 versus 21% on placebo and 14% achieved ACR70 versus 12% on placebo. Although the primary efficacy endpoint of the study was not met, the overall clinical results suggest efficacy of HuMax-IL15 in the treatment of DMARD-refractory RA.

HuMax-IL15 was originally created by Genmab under our collaboration with Amgen. Amgen exercised its commercial option to license HuMax-IL15 and reformulated the molecule, now AMG 714 in a more commercially productive cell line. The new formulation entered Phase I clinical testing in 2006. Amgen is now responsible for all further development of the antibody.

Directors' Report

HuMax-Inflam

HuMax-Inflam™ is a high-affinity human antibody in clinical development for the treatment of inflammatory conditions. A Phase I/II clinical trial has produced positive safety and efficacy data. We believe HuMax-Inflam may be a candidate for orphan drug status. Genmab is developing HuMax-Inflam in collaboration with Medarex.

R1507

R1507 (formerly called Roche 1) is a fully human antibody created by Genmab under collaboration with Roche and is currently in Phase I clinical trials. This antibody targets the Insulin-like Growth Factor-1 Receptor (IGF-1R) which has been shown to be important in tumor growth and protecting tumor cells from being killed. IGF-1R is over-expressed on a variety of tumors including breast, colon, prostate, lung, skin and pancreatic cancers and is a well validated target for an antibody therapeutic approach. In pre-clinical studies, R1507 was shown to block binding of IGF-1 and IGF-2 and to potently inhibit IGF-1R signaling. In addition, R1507 was found to effectively stop tumor cell growth in animal models.

Pre-clinical Programs

Genmab has an additional 18 programs in pre-clinical development. Our active programs are targeted towards cancer, inflammation, allergies and cardiovascular and infectious diseases. We retain this array of products and indications in keeping with our business strategy of maintaining a diverse pipeline of potential products to increase our chances for future commercial success. We continually work to create new antibodies to a variety of targets for a number of disease indications. We also evaluate disease targets identified by other companies for potential addition to our pipeline.

In December 2006, we announced a new candidate for clinical development, HuMax-ZP3. HuMax-ZP3 is a fully human antibody selected from a panel of over 70 antibodies and was chosen for its tumor fighting properties. HuMax-ZP3 targets ZP3, a protein that is overexpressed on colon, pancreatic and prostate cancers but is not expressed in critical organs such as the brain, heart, liver and lungs. The antibody binds effectively to tumor cells expressing the ZP3 protein and potently exhibits the Antibody-Dependent Cellular Cytotoxicity (ADCC) and Complement Dependent Cytotoxicity (CDC) immune system killing mechanisms against ZP3-expressing tumor cells. Furthermore, pre-clinical data from *in vivo* solid tumor models in SCID mice (mice with deficient immune systems) shows impressive anti-tumor effects induced by HuMax-ZP3. HuMax-ZP3 is undergoing further pre-clinical testing.

HuMax-CD38 is a fully human antibody in pre-clinical development that targets the CD38 molecule which is highly expressed on the surface of multiple myeloma tumor cells. In pre-clinical data presented in June 2006, HuMax-CD38 was shown to inhibit the enzymatic activity of the CD38 molecule. HuMax-CD38 is the first antibody known to block the ecto-enzymatic activity of CD38. This special property may contribute to the effectiveness of HuMax-CD38 in killing both primary multiple myeloma and plasma cell leukemia cells.

In December 2006, we announced that Roche named the disease areas for the antibody programs developed in collaboration with Genmab. These include inflammation, oncology, respiratory and vascular diseases. The antibodies are primarily at the pre-clinical stage with R1507 in Phase I development. The development of one of the programs is carried out in collaboration with one of the world's largest biotech companies, Genentech, where Roche owns a majority stake.

In February 2006, Genmab delivered a HuMax-TAC cell line to Merck Serono, marking the first milestone in the companies' development and commercialization agreement. The cell line could be used to manufacture HuMax-TAC for clinical trials. This milestone

Directors' Report

triggered a payment to Genmab of USD 1 million. HuMax-TAC is a fully human antibody that may have therapeutic potential in the treatment of T-cell mediated diseases, such as autoimmune, inflammatory and hyperproliferative skin disorders, as well as transplant rejection and is currently in pre-clinical trials.

During 2006, Genmab expanded our pre-clinical pipeline with the acquisition of certain rights to the MIF receptor target from Cytokine PharmaSciences and eight angiogenesis targets identified by Bionomics Limited. Our scientific team continues to evaluate targets such as these for potential addition to our pipeline.

Partnerships

In support of our strategy to build a broad portfolio of products and facilitate their potential commercialization, Genmab has established a number of collaborations with pharmaceutical and biotechnology companies. Through these partnerships, major pharmaceutical and biotechnology companies gain access to our antibody development capabilities while helping us bring our products closer to the market. Genmab has also formed a number of partnerships to gain access to promising disease targets that may be suitable for additional antibody products. We have key collaborations with GlaxoSmithKline, one of the world's leading research-based pharmaceutical and healthcare companies; Roche, a major healthcare group headquartered in Switzerland; Merck Serono S.A., a global biotechnology company also headquartered in Switzerland; and US-based Amgen, a leading biotechnology company.

In December 2006, we granted exclusive worldwide rights to develop and commercialize HuMax-CD20 to GlaxoSmithKline (GSK). GSK and Genmab will co-develop HuMax-CD20, and the parties will share development costs from 2008 and GSK will be responsible for commercial manufacturing and commercialization expenses. Under the terms of the agreement, we will receive a license fee of DKK 582 million (approximately USD 102 million at the date of the agreement), and GSK will invest DKK 2,033 million (approximately USD 357 million at the date of the agreement) to acquire the 4,471,202 offer shares pursuant to the private placement. We may also receive potential milestone payments and the total of these payments and the initial license fee and equity investment could exceed DKK 9.0 billion (approximately USD 1.6 billion at the date of the agreement). GlaxoSmithKline has also committed to development, commercial manufacturing and commercialization costs. In addition, Genmab will be entitled to receive tiered double digit royalties on global sales of HuMax-CD20. As part of the agreement Genmab will have an option to co-promote, in a targeted oncology setting, HuMax-CD20, Bexxar™ and Arranon™ in the US and HuMax-CD20 and Atriance™ in the Nordic region. GlaxoSmithKline will also have an option for a CD20 UniBody. The agreement has been subject to review by the US Government under the Hart-Scott-Rodino Act and became effective on February 5, 2007 after clearing review.

Under our agreement with Roche, we have utilized our broad antibody expertise and development capabilities to create human antibodies to a wide range of disease targets identified by Roche. Genmab will receive milestone and royalty payments based on successful products. Under certain circumstances, Genmab may obtain rights to develop products based on disease targets identified by Roche. If all goals are reached the value of the collaboration to Genmab could be USD 100 million, plus royalties. At the exchange rate prevailing at the end of 2006, this equals approximately DKK 566 million, plus royalties. One of the antibodies developed under this collaboration is in Phase I development, while others are in pre-clinical development.

Directors' Report

Genmab signed license agreements with Merck Serono for the exclusive development and commercialization of HuMax-CD4 and HuMax-TAC in 2005. Under the terms of the HuMax-CD4 agreement, Genmab received a license fee of USD 20 million, and Merck Serono made a USD 50 million investment in Genmab common stock, at a premium to the market price. Genmab may receive up to USD 215 million in total payments, including the initial license fee and equity investment. Genmab will also be entitled to receive royalties on global sales of HuMax-CD4. Merck Serono is responsible for all future activities and costs for HuMax-CD4, and Genmab is conducting the ongoing Phase III CTCL and the Phase II NCTCL studies at Merck Serono's expense.

Under the HuMax-TAC agreement with Merck Serono, Genmab received an upfront payment of USD 2 million, and we are entitled to potential milestone payments of up to USD 38 million and royalties on sales from any eventual commercialization of the product. Genmab received a USD 1 million milestone payment in 2006 for delivering a HuMax-TAC cell line to Merck Serono, who is responsible for all future development costs for HuMax-TAC.

Genmab has previously created antibodies for Amgen under a licensing agreement for its IL-15 receptor program and for another undisclosed target, as well as for the IL-15 program. Genmab had taken the AMG 714 antibody against IL-15 into Phase II for treatment of RA. Under the terms of the agreement with Amgen, if products to all three targets are successfully commercialized, and certain sales levels are achieved, Genmab will be entitled to receive up to USD 135.5 million (approximately DKK 767 million based on the exchange rate prevailing at the end of 2006) in license fees and milestone payments, plus royalties on commercial sales. Amgen is responsible for all future development of these antibodies.

Antibody Technology, Streamlined Development and Intellectual Property

Globally, antibodies are proven candidates for therapeutic products. Currently, 20 monoclonal antibody products from other companies are approved for use in the United States and several are also in use throughout Europe. To create our therapeutic products, Genmab uses transgenic mice to produce novel antibodies that are fully human. Some of our HuMax antibodies have been shown to be 100 to 1,000 times better at finding and binding to their disease target than earlier generations of murine or laboratory-engineered antibodies which are not fully human. In addition, we believe that fully human antibody therapies may have other advantages over older generation products such as a more favorable safety profile and improved treatment regimens. Genmab has licensed the rights to use the UltiMAb® transgenic mouse technology platform from the US biotechnology company Medarex, Inc.

We combine this technology with our own intellectual property and in-house expertise to produce and evaluate new antibodies as product candidates. Once a panel of antibodies for a new disease target has been generated, we subject the antibodies to extensive and rigorous testing, employing our wide array of laboratory tests and animal disease models. Our goal is to use these broad pre-clinical capabilities to identify the clinical candidate with the best possible characteristics for treating a particular disease and to move forward as quickly and efficiently as possible. Our research and development teams have established a streamlined process to coordinate the activities of product discovery, manufacturing, pre-clinical testing, clinical trial design, data management and regulatory submissions across the company's international operations.

In addition, Genmab recently developed UniBody, a new proprietary antibody technology that creates a stable, smaller antibody format with an anticipated longer therapeutic window than current small antibody

Directors' Report

formats, based on pre-clinical studies to date. A UniBody is about half the size of a regular type of inert antibody called IgG4. This small size can be a great benefit when treating some forms of cancer, allowing for better distribution of the molecule over larger solid tumors and potentially increasing efficacy. UniBodies are cleared from the body at a similar rate to whole IgG4 antibodies and are able to bind as well as whole antibodies and antibody fragments. Unlike other antibodies which primarily work by killing targeted cells, UniBodies only inhibit or silence cells. This could be an advantage therapeutically when treating, for example, allergies or asthma, when killing cells is not the objective. The UniBody binds to only one site on target cells and does not stimulate cancer cells to grow like normal antibodies might, opening the door for treatment of some types of cancer which ordinary antibodies cannot treat.

Genmab believes its UniBody technology has the potential to expand the market for targeted therapeutics, in particular for some cancer and autoimmune diseases. We intend to use the UniBody technology to develop our own antibody products, work with partners who have access to targets for which this technology may be beneficial and may out-license the technology to other companies.

Proprietary protection for our products, processes and know-how is important to our business. Currently, we own and license patents, patent applications and other proprietary rights relating to our human antibody technology and our antibody products against CD4, EGFr, IL-15, CD20, TAC, Hepatitis C virus, CD38, the Ganymed target and targets acquired from Europroteome, including ZP3 and/or uses of these products in the treatment of diseases. In addition, under the terms of our Technology Agreement with Medarex, we have rights to file patent applications for future antibody products developed using our human antibody technology. Our policy is to file patent applications to protect technology, inventions and improvements relating to antibody products that we consider important to the development of our business.

Human Resources

One of Genmab's greatest assets is our people. Skill, knowledge, experience and employee motivation are essential to Genmab as a fast paced high technology company. The ability to organize our highly skilled and very experienced employees into interactive functional teams, however, is the key factor in achieving the high goals we establish to ensure Genmab's continuing growth. Throughout our four international locations, Genmab emphasizes an open and supportive professional work environment. During 2006, the number of Genmab employees increased from 215 to 248. Our workforce is concentrated in research and development. At the end of 2006, 206 people, or 83% of our employees, were employed in research and development activities compared to 180 or 84% at the end of 2005.

The technical demands of biotechnology require a high employee education level. At the end of 2006, 52 employees, or 21%, hold a Ph.D. or a doctoral degree, including 3 who hold both an M.D. and a Ph.D. In addition, 65 employees, or 26%, hold Masters' degrees. In total, at the end of 2006, 47% of employees hold advanced degrees.


Educational Level
Doctoral
Master
Other

Genmab's team is also very experienced in the pharmaceutical and biotechnology industry, particularly among the more senior personnel. On average, employees at the manager level and above each have nearly 17 years of experience.

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Experience in the Pharmaceutical/Biotech Industry
< 1 years
1-5 years
5-10 years
10-15 years
> 15 years

To further attract and retain our highly skilled workforce, we offer competitive remuneration packages including a warrant program, under which warrants are granted to all employees. Please refer to Notes 3 and 14 of the financial statements for further details on the remuneration and warrant programs.

Financial Development

The financial statements have been prepared in accordance with the provisions of the International Financial Reporting Standards (IFRS) as endorsed by the EU and additional Danish disclosure requirements for annual reports of listed companies. For the convenience of the reader, in the accompanying notes, a reconciliation has been provided between the reported net result under the IFRS and the corresponding net result under US Generally Accepted Accounting Principles (US GAAP).

New Accounting Policies

Effective from January 1, 2006, the Group has adopted the new and amended standards issued by the International Accounting Standards Board with effective dates as of January 1, 2006. The adoption of these new and amended standards has not affected the financial reporting of the Group or the parent company for any periods presented. Please refer to Note 1 to the financial statements for a description of our accounting policies.

Result for the Year

The Group's operating loss for 2006 was DKK 472 million and the net loss was DKK 438 million. This compares to the 2005 operating loss and net loss of DKK 428 million and DKK 394 million, respectively. Revenues increased significantly from DKK 99 million in 2005 to DKK 136 million in 2006. The increase in revenues is primarily attributable to proportionate recognition of the income from Serono, to be recognized over the expected period of completion of the ongoing studies with HuMax-CD4.

2006 was the third year in a row where Genmab's cash position increased over the year. During 2006, Genmab's cash position increased by DKK 471 million, primarily due to the private placement completed in January 2006, raising gross proceeds to the company of DKK 845 million.

The net loss for 2006 was in line with management's expectations for the year, and in accordance with the lower end of the guidance previously announced.

Revenues

During 2006, Genmab recognized total revenues of DKK 136 million compared to revenues of DKK 99 million in 2005. The revenues in 2006 primarily arise from the HuMax-CD4 agreement with Serono and services provided under our other collaboration agreements. The payment received from Serono in 2005 for granting the rights to develop and commercialize HuMax-CD4 included an upfront license fee and a premium to the equity investment made in Genmab by Serono. Because of the close connection between the initial payment and the premium on shares purchased by Serono, these amounts were jointly processed. A part of the license fee and the premium on the equity investment was recognized as deferred income to be recognized as revenues over the period where Genmab will conduct clinical trials with HuMax-CD4 on behalf of Serono. In 2005, Genmab recognized revenues from this agreement totalling DKK 27 million, and DKK 142 million was deferred. During 2006, an additional DKK 71 million was recognized as revenues.

Directors' Report

As revenues comprise milestone payments and other income from research and development agreements, recognition of revenues may vary from period to period.

Research and Development Costs
Research and development costs increased by DKK 71 million, or 16%, from DKK 442 million in 2005 to DKK 513 million for the year ended December 31, 2006. The increase is primarily attributable to the costs of increasing clinical and manufacturing activities in connection with the advancement of our pipeline of clinical product candidates through the development process.


R&D Share of Operating Costs
84%
82%
80%
78%
76%
2002
2003
2004
2005
2006

General and Administrative Expenses
General and administrative expenses increased by DKK 10 million, or 12%, from DKK 85 million in 2005 to DKK 95 million for the year ended December 31, 2006. The general and administrative expenses have increased as a natural consequence of the growth in the organization and the increasing development activities. In line with the advancement of products through the pipeline and the increasing pre-clinical and clinical activities, the need for administrative support also increases. On an overall basis, general and administrative expenses account for 15.6% of our total costs of operations compared to 16.1% in 2005.

Financial Items
Financial income increased by DKK 18 million, from DKK 80 million in 2005 to DKK 98 million for the year ended December 31, 2006. The income is primarily derived from our investments in marketable securities, which have generated significant income, primarily in the second half of 2006. In addition, our average cash position has been higher in 2006 compared to 2005, primarily following from the private placement completed in January 2006, raising gross proceeds to the company of DKK 845 million.

Financial expenses of DKK 64 million are significantly higher than the 45 million reported for 2005. The financial expenses are affected by increasing interest rates, primarily in the first half year of 2006, causing the market value of our portfolios to decrease and a continued weakening of the USD towards the DKK, resulting in significant exchange rate losses on the USD portion of our investments.

Our USD position is a natural hedge to our USD denominated expenses and, accordingly, the recognized losses on the USD portion of our investment portfolio are offset by decreased operating expenses when converted to DKK in 2006. Had the USD remained constant against the DKK throughout 2006, net financial income would have been approximately DKK 11 million higher.

Genmab has a cash position of DKK 1.724 billion, primarily invested in marketable securities, and accordingly we are sensitive to changes in interest rates and valuation of marketable securities. Our financial reporting is affected by fluctuating exchange rates, and during 2006, the USD decreased by 10% against the DKK, from 6.3241 DKK/USD at the end of 2005 to 5.6614 DKK/USD at the end of 2006. For comparison, during 2005, the USD increased by 16% against the DKK. Please refer to the section on financial risks for further details on the financial risk factors affecting the company.

Cash Flow
On December 31, 2006, cash, cash equivalents and short-term marketable securities equalled DKK 1.724 billion compared to DKK 1.253 billion on December 31, 2005.

Directors' Report

During 2006, the company's cash flow to operating activities was DKK 380 million compared to DKK 209 million in 2005. In 2005, the cash flow from operating activities was significantly influenced by the payments received from the HuMax-CD4 agreement, which contributed to the operating cash flow by DKK 169 million.

The net cash flow from financing activities was DKK 879 million in 2006 compared to DKK 297 in 2005. This reflects primarily the net cash inflow from the international private placement in January 2006 of approximately DKK 800 million and the exercise of warrants of approximately DKK 90 million.

Currencies

The company's financial statements are published in Danish Kroner (DKK). Solely for the convenience of the reader, the financial statements contain a conversion of certain DKK amounts into US Dollars (USD) at a specified rate. These converted amounts are unaudited and should not be construed as representations that the DKK amounts actually represent such USD amounts or could be converted into USD at the rate indicated or at any other rate.

Unless otherwise indicated, conversion herein of financial information into USD has been made using the Danish Central Bank closing spot rate on December 31, 2006, which was USD 1.00 = DKK 5.6614.

Consolidated Key Figures

The following key figures and financial ratios have been prepared on a consolidated basis and include five years of operation. The financial ratios have been calculated in accordance with the recommendations of the Association of Danish Financial Analysts. Key figures comply with the requirements under the Danish Financial reporting requirements and the IFRS. All key figures and financial ratios are in conformity with the current accounting policies.

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	2006	2006	2005	2005	2004	2004	2003	2003	2002	2002
	DKK'000	USD'000 (Unaudited)	DKK'000	USD'000 (Unaudited)	DKK'000	USD'000 (Unaudited)	DKK'000	USD'000 (Unaudited)	DKK'000	USD'000 (Unaudited)
Income Statement										
Revenues	135,547	23,942	98,505	17,399	4,101	724	68,326	12,069	-	-
Research and development costs	(513,065)	(90,625)	(441,689)	(78,018)	(378,537)	(66,863)	(347,085)	(61,307)	(396,234)	(69,989)
General and administrative expenses	(94,696)	(16,727)	(84,740)	(14,968)	(75,053)	(13,257)	(64,650)	(11,419)	(86,847)	(15,340)
Operating loss	(472,214)	(83,410)	(427,924)	(75,587)	(449,489)	(79,395)	(343,409)	(60,658)	(525,988)	(92,908)
Net financial income	33,978	6,001	34,334	6,064	26,061	4,603	15,029	2,655	46,985	8,299
Net loss	(438,236)	(77,409)	(393,590)	(69,523)	(423,428)	(74,792)	(328,314)	(57,992)	(479,329)	(84,666)
Balance Sheet										
Cash and marketable securities	1,724,333	304,577	1,252,902	221,306	1,158,428	204,619	1,035,776	182,954	1,368,735	241,766
Total assets	1,804,629	318,761	1,370,431	242,066	1,271,908	224,663	1,180,108	208,448	1,583,136	279,637
Shareholders' equity	1,607,582	283,955	1,118,770	197,614	1,180,986	208,603	1,086,434	191,902	1,399,169	247,142
Share capital	39,648	7,003	33,108	5,848	29,752	5,255	22,981	4,059	22,717	4,013
Investments in tangible fixed assets	5,348	945	8,223	1,452	23,049	4,071	21,722	3,837	111,038	19,613
Cash Flow Statement										
Cash flow from operating activities	(379,623)	(67,054)	(208,644)	(36,854)	(367,984)	(64,999)	(302,364)	(53,408)	(308,316)	(54,459)
Cash flow from investing activities	(451,373)	(79,728)	(127,547)	(22,530)	(25,065)	(4,427)	361,905	63,925	238,552	42,137
Cash flow from financing activities	879,033	155,268	297,357	52,523	503,413	88,920	(3,571)	(631)	156,849	27,705
Cash and cash equivalents	429,075	75,790	381,346	67,359	419,566	74,110	308,916	54,565	252,946	44,679
Financial Ratios										
Basic and diluted net loss per share	(11.26)	(1.99)	(12.59)	(2.22)	(16 00)	(2.83)	(14.38)	(2.54)	(21.46)	(3.79)
Year-end share market price	380 00	67.12	135.89	24.00	99.57	17.59	50.66	8.95	24.33	4.30
Price / book value	9.37	9.37	4.02	4.02	2.51	2.51	1.07	1.07	0.40	0.40
Shareholders' equity per share	40.54	7.16	33.79	5.97	39.69	7.01	47.28	8.35	61.59	10.88
Average number of employees	237	237	213	213	206	206	199	199	157	157
Number of employees at year-end	248	248	215	215	209	209	201	201	192	192

Subsequent events

On January 31, 2007, Genmab announced that effective immediately, Irwin Lerner resigned from Genmab's Board of Directors in the light of his recently expanded responsibilities as Interim President and Chief Executive Officer of Medarex, Inc.

On February 5, 2007, Genmab announced that the worldwide agreement with GlaxoSmithKline to co-develop and commercialize HuMax-CD20 had received antitrust clearance from the Federal Trade Commission and the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Act, and thereby became effective. The investment in shares will be recognized in shareholders' equity based on the market value on the date of the agreement. Due to the close connection between the initial license fee of DKK 582 million and the DKK 504 million premium to the market value on shares subscribed by GSK, these amounts will be jointly processed and recognized as revenues on a straight-line basis over a five-year period.

No other significant events have occurred since the balance sheet date which could significantly affect the financial statements as of December 31, 2006.

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Corporate Governance

During 2006, Genmab has continued the work of improving our guidelines and policies for corporate governance based on the most recent trends in international and domestic requirements and recommendations. Genmab's commitment to corporate governance is rooted in the aim of generating value for the Company, and it forms a key element in our efforts to strengthen the confidence that existing and future shareholders, partners and employees have in the Company. The role of the shareholders and their interaction with the Company is considered important to Genmab. Genmab acknowledges that an open communication is necessary to maintain the confidence of our shareholders and we seek to maintain such open communication through stock exchange releases, investor meetings and company presentations. We are committed to provide reliable and transparent information about the business, development and results in an open and timely manner. As part of these initiatives, Genmab's website contains information about the Company, our products in development, news releases and events with participation of Genmab. As the majority of the company's stakeholders have an international background we believe that it is sufficient that the main content on the website is presented in English only. All corporate documents and stock exchange releases are, however, available in both Danish and English.

Effective for financial years beginning on or after January 1, 2006, Danish companies listed on the Copenhagen Stock Exchange shall disclose in their annual reports how they address the Recommendations for Corporate Governance published by the Copenhagen Stock Exchange Committee on Corporate Governance (the "Recommendations"). The companies shall adopt the "comply-or-explain" principle with respect to the Recommendations. Genmab complies with the majority of the Recommendations, although specific sub-areas have been identified, where the company's corporate governance principles differ from the Recommendations. We believe adaptation of certain elements within the Recommendations to the company's specific circumstances and international operations is beneficial to the Company and its shareholders. Areas of non-compliance with the Recommendations are explained in these sections and in previous Annual Reports. Unless specifically addressed, Genmab complies with the Recommendations.

The Board of Directors plays an important role to Genmab, being actively involved in determining the strategies and goals for the Company and by monitoring the operations and results on an ongoing basis. As part of these functions, the Board of Directors assesses the company's capital and share structure and is responsible for share issues and grant of warrants. Relevant knowledge and professional experience are key parameters when nominating Board members. The majority of Genmab's elected Board members are considered independent of the Company, and we believe no member has relations or interests that may be contrary to the company's businesses or may conflict with the duty as a Board member. Adequate procedures have been established to avoid conflicts of interests in the Board members' professional duties including conducting executive sessions.

The Recommendations prescribe that Board members be up for election every year, but Genmab has designed three-year election periods to balance continuity and stability on the Board. The Board of Directors performs regular assessments of its own performance, of the Management and of the collaboration between the parties to identify any areas in potential need of improvement. The collaboration is based on a natural element of control, but it is also characterized by interaction and teamwork for the purpose of developing the Company. To an innovative company as Genmab, it is especially important for the Board of Directors to liaise actively with the Management in a respectful and trusting manner. During 2006, the Board of Directors held 15 scheduled meetings, in addition to the more informal ongoing communication among the Board

Directors' Report

members and with the Management.

The Copenhagen Stock Exchange Committee on Corporate Governance recommends that Board members hold a limited number of directorships in companies outside the Group. Genmab considers it appropriate for the individual members of the Board to determine the reasonable number of directorships held outside Genmab.

To support the Board of Directors in its duties, three committees have been established. These are the Nominating and Corporate Governance Committee, the Audit Committee and the Compensation Committee. Written charters specifying the tasks and responsibilities have been adopted for each of these Committees. Each Committee held 2-5 meetings during the financial year 2006. Please refer to the section "Board of Directors" in the Annual Report to see the members of the individual committees.

The Nominating and Corporate Governance Committee monitors the work of the Board of Directors and the established Committees, including regular reviews of the size, composition and performance. The tasks include evaluation of the individual Board members and recommendation to the Board with respect to re-nomination of existing Directors and identification of new candidates to serve on the Board. Although the Recommendations prescribe recruitment criteria for new Board members are discussed with the shareholders, the Board's professional experience and the use of external advisors is generally believed to ensure that the recruitment criteria are adequate and that the best suited candidates are identified. Similarly, it is recommended that remuneration of the Board of Directors be presented for adoption at the general meeting. The remuneration of Genmab's Board of Directors is determined with basis in market levels based on benchmark analyses and is not presented for adoption at the general meeting. The Nominating and Corporate Governance Committee also oversees the standards for independence of Directors. Further, this Committee oversees the company's corporate governance functions and work with the Management to monitor important corporate governance issues and trends in corporate governance practices and recommendations.

The Audit Committee assists the Board in fulfilling its responsibilities by monitoring the system of internal control and the financial reporting process and by examining the Interim and Annual Reports prior to adoption by the Board and release to the Copenhagen Stock Exchange. The Audit Committee also reviews the company's accounting policies and evaluates significant accounting and reporting issues. The Audit Committee pre-approves the fees, terms and other conditions of engagements with the independent auditors and monitors the audit process. The independent auditors report directly to the Audit Committee with respect to audit findings and other recommendations, including issues regarding the accounting policies and financial reporting process. Audit findings and recommendations from the independent auditors are reviewed by the Audit Committee and the company's CFO to ensure that any issues are properly addressed, and all material items and conclusions are made available to the Board of Directors.

The role of the Compensation Committee is to advise the Board on the adoption of policies that govern the company's compensation programs, including warrant and benefit plans. The Committee supports the Board in setting goals and objectives for the Management, evaluating performance and deciding on the annual compensation. The Compensation Committee monitors the trends within management compensation plans to ensure that the company's executive compensation programs are able to attract, retain and motivate the Executive Managers and align the interests of key leadership with the long-term interest of the company's shareholders. The Copenhagen Stock Exchange Committee on Corporate Governance recommends disclosure of remuneration of the individual members

Directors' Report

of the Board of Directors and the Management. Genmab considers its members of Management as a team providing the skills and competences needed to develop the Company for the benefit of the shareholders. Accordingly, Genmab believes that remuneration of the management team preferably should be considered on an aggregated level and that disclosure of remuneration of individuals would not necessarily provide additional company relevant information. The company's Board of Directors is composed as considered necessary by the Nominating and Corporate Governance Committee and the members are remunerated at market levels. As with the Management team, remuneration of the Board of Directors is not disclosed at a disaggregated level. Total remuneration of the Board of Directors is disclosed in Note 3 to the Financial Statements. According to the Recommendations, the Board of Directors and the Executive Management shall preferably not be remunerated through share option (warrant) schemes, and if so, such schemes shall be set up as roll-over schemes with a redemption price higher than the market price at the time of allocation. Within the biotech sector, it is customary to grant warrants to the members of the Board and the Management. Genmab has adopted a remuneration system that we believe is most efficient to attract and retain suitably qualified people to the Board and the Management. The Board members and the Management participate in the company's warrant scheme, under which warrants are granted at market price on the day of grant and the warrants vest over a period of 4 years.

Risk Management

Genmab performs global research and development activities with offices located in four countries and clinical trials conducted in almost a dozen different countries. Through our activities, we are exposed to various risks, which may have significant impact on our business if not properly assessed and controlled. Maintaining a strong control environment with adequate procedures for identification and assessment of risks and adhering to operational policies designed to reduce such risks to an acceptable level is essential for the continued development of the company. It is our policy to identify and reduce the risks derived from our operations and to establish insurance coverage to hedge any residual risk, wherever considered efficient. We are exposed to a number of specific risk areas such as development, commercial, financial and environmental risks. Below is a summary of some of Genmab's key risk areas and how we address such risks.

Development Risk

The creation and development of therapeutic products within the biotechnology and pharmaceutical industry is subject to considerable risks. Since everything is not known about the nature of disease or the way new potential therapeutic products can affect the disease process, a significant number of products do not successfully reach the marketplace in this industry. Genmab has established various committees to ensure the optimal selection of disease targets and antibody product candidates and to monitor the progress of all projects. The committees combine knowledge and competences of key employees across the organization with the primary focus of optimizing the development of our projects by closely monitoring and assessing data and other information.

Any product undergoing pre-clinical or clinical development is subject to an inherent development risk, which includes factors such as timeliness and quality of clinical supplies and the availability of suitable patients to be enrolled in the clinical trials. Further, the outcome of pre-clinical as well as clinical studies is never certain, and the subsequent ability to obtain regulatory approval of the products is not guaranteed. Genmab seeks to minimize such risk by developing a broad portfolio of products, including a number of products against validated targets, thus increasing the opportunities for success and diversifying the development risk.

Directors' Report

Commercial Risk

Genmab is subject to commercial risk factors of a diverse nature, including, among others, market size and competition for our products in development, the ability to attract the interest of potential partners and investors, development time and cost of our development programs, and patent protection. We attempt to control these commercial risks by continually monitoring and evaluating current market conditions and patent positions. Over the recent years, we have strengthened our efforts in this area by establishing in-house competencies within sales and marketing and by allocating more resources to the analyses of market potential for our products in development.

We have a flexible commercialization strategy, and seek partners for some products, and might develop a sales and marketing force in selected territories for others. As part of our commercialization strategy, we established a partnership with Serono for our first product candidate, HuMax-CD4 and entered a co-development and collaboration agreement with GlaxoSmithKline on HuMax-CD20, where we have an option to co-promote the product in a targeted oncology setting in the US and in the Nordic region. We acknowledge that the successful marketing of some of our potential product candidates might be beyond the capabilities of all but the largest pharmaceutical companies. For this reason, we consider licensing to major pharmaceutical companies individual products that may serve very large markets or those that may be widely distributed geographically, if the products are approved by the FDA, European, or other regulatory agencies.

Financial Risk

Currency Exposure

As Genmab incurs income and expenses in a number of different currencies, the company is subject to a currency risk. Increases or decreases in the exchange rate of such foreign currencies against our functional currency, the DKK, can affect the company's results and cash position negatively or positively. The most significant cash flows of the company are, in quantity wise descending order, DKK, EUR, USD and GBP.

Genmab maintains cash positions in all these major currencies, and we also keep certain amounts invested in USD in order to maintain a natural hedge of future expenses in USD for a period of up to 12-18 months. As per end of 2006, approximately 7% of our marketable securities was invested in USD-denominated securities. This position exposes Genmab to a risk of foreign currency fluctuation in the short term. No financial instruments, such as options or futures contracts, have been entered into to reduce the exposure to short-term changes in foreign currency exchange rates, as the open position will be offset by planned expenses to be incurred in USD. Based upon the amount of assets and liabilities denominated in USD as of December 31, 2006, a 10% change in the USD to DKK exchange rate will impact our net financial items by approximately DKK 12 million. Accordingly, significant changes in exchange rates could cause our operating loss and net financial income to fluctuate significantly.

For EUR and GBP, our risk position, defined as the expected cash flow multiplied by the expected exchange rate volatility against the DKK is considered immaterial, and no hedging activities in the form of financial instruments or similar have been put in place.

Interest Rate Risk

Genmab's exposure to interest rate risk is primarily ascribable to the positions of cash, cash equivalents and marketable securities, as we do not have significant interest bearing debts. The primary objective of Genmab's investment activities is to preserve capital while at the same time maximizing the income derived from security investments without significantly increasing risk. Currently, a portfolio of cash, cash equivalents and marketable securities is maintained by investing primarily in DKK-denominated notes issued by the Danish government as well as USD-denominated

Directors' Report

notes issued by the US government, mortgage bonds and corporate bonds. Some of the securities in which the company has invested bear interest rate risk, as a change in market derived interest rates may cause fluctuations in the fair value of the investments. In accordance with the objective of the investment activities the portfolio of securities is monitored on a total return basis.

To minimize the interest rate risk, the company maintains an investment portfolio in a variety of securities with a relatively short duration. Our investment policy for investments in marketable securities only allows investments in certain low-risk securities with an effective average duration of less than three years. Due to the short-term nature of the current investments, we consider our current exposure to changes in fair value due to interest rate changes to be insignificant compared to the fair value of the portfolio.

Environmental Risk

Our in-house research activities are carried out from our state-of-the-art laboratory facilities in Utrecht, which are designed to reduce any environmental impact. Nevertheless, Genmab is aware of the company's potential environmental impact and we have implemented policies for the handling of waste materials from our laboratory facilities in accordance with regulatory requirements. As Genmab's activities have a very limited impact on the environment, we have chosen not to issue separate environmental reports.

Ownership and Shareholder Information

On December 31, 2006, the share capital of Genmab A/S comprised 39,648,355 shares of DKK 1 each. All shares have the same rights. The number of registered shareholders totalled 13,002 shareholders holding a total of 36,140,440 shares, which represented 91% of the share capital. Genmab is listed at the Copenhagen Stock Exchange under the symbol GEN.

In 2006, Genmab A/S completed an international private placement of 5,750,000 new shares at a price of DKK 147.00 per share.

Also, 790,257 new shares were subscribed at a price of DKK 33.70 to 190.00 per share by the exercise of a total of 790,257 employee warrants.

The costs incurred in connection with the capital increases in 2006 amounted to approximately DKK 46.9 million and were primarily incurred in connection with the international private placement.

As of today, the following shareholders are listed in the register of shareholders as the owners of a minimum 5% of the votes or a minimum 5% of the share capital:

- GenPharm International, Inc., 2350 Qume Drive, San Jose, CA 95131, USA (16.7 %)
- Glaxo Group Limited, Glaxo Wellcome House, Berkley Avenue, Greenford, Middlesex, UB6 0NN, United Kingdom (10.1%)

Distribution of Year's Result

It is proposed that the year's loss of DKK 438 million be carried forward by transfer to accumulated deficit.

Approval of the Annual Report for 2006

Management and the Board of Directors have, as of today, reviewed and approved the Annual Report for the Group and the parent company Genmab A/S for 2006.

The Annual General Meeting will be held on April 19, 2007 at 2 PM CEST at the Radisson SAS Royal Hotel, Hammerichsgade 1, 1611 Copenhagen, Denmark.

Income Statement

	Note	Genmab Group		Genmab Group		Parent Company	
		2006	2005	2006	2005	2006	2005
		DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Revenues		135,547	98,505	23,942	17,399	135,432	98,505
Research and development costs	2, 3	(513,065)	(441,689)	(90,625)	(78,018)	(519,693)	(443,852)
General and administrative expenses	2, 3	(94,696)	(84,740)	(16,727)	(14,968)	(86,602)	(77,521)
Operating loss		**(472,214)**	**(427,924)**	**(83,410)**	**(75,587)**	**(470,863)**	**(422,868)**
Financial income	4	98,231	79,647	17,350	14,068	99,985	81,214
Financial expenses	5	(64,253)	(45,313)	(11,349)	(8,004)	(64,029)	(44,904)
Loss before tax		**(438,236)**	**(393,590)**	**(77,409)**	**(69,523)**	**(434,907)**	**(386,558)**
Corporate tax	6	-	-	-	-	-	-
Net loss		**(438,236)**	**(393,590)**	**(77,409)**	**(69,523)**	**(434,907)**	**(386,558)**
Basic and diluted net loss per share (in DKK/USD)		(11.26)	(12.59)	(1.99)	(2.22)	(11.17)	(12.37)
Weighted average number of ordinary shares outstanding during the period - basic and diluted		38,926,758	31,254,973	38,926,758	31,254,973	38,926,758	31,254,973

The Board of Directors proposes the net loss be carried forward to next year.

Balance Sheet – Assets

	Note	Genmab Group		Genmab Group		Parent Company	
		December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
		DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Leasehold improvements	8	3,094	8,365	547	1,478	1,053	3,492
Equipment, furniture and fixtures	8	28,170	27,595	4,976	4,874	2,691	3,371
Fixed assets under construction	8	-	8,233	-	1,454	-	-
Total tangible fixed assets		**31,264**	**44,193**	**5,523**	**7,806**	**3,744**	**6,863**
Equity interests in subsidiaries	9	-	-	-	-	23,355	22,245
Other securities and equity interests	10	2,453	3,066	433	542	2,453	3,066
Total financial fixed assets		**2,453**	**3,066**	**433**	**542**	**25,808**	**25,311**
Total non-current assets		**33,717**	**47,259**	**5,956**	**8,348**	**29,552**	**32,174**
Receivables from subsidiaries		-	-	-	-	18,206	23,441
Other receivables	11	40,968	54,213	7,236	9,576	33,993	46,516
Prepayments		5,611	16,057	992	2,836	1,526	12,192
Total receivables		**46,579**	**70,270**	**8,228**	**12,412**	**53,725**	**82,149**
Marketable securities	12	**1,295,258**	**871,556**	**228,787**	**153,947**	**1,295,258**	**871,556**
Cash and cash equivalents	17	**429,075**	**381,346**	**75,790**	**67,359**	**422,100**	**371,465**
Total current assets		**1,770,912**	**1,323,172**	**312,805**	**233,718**	**1,771,083**	**1,325,170**
Total assets		**1,804,629**	**1,370,431**	**318,761**	**242,066**	**1,800,635**	**1,357,344**

Balance Sheet – Shareholders' Equity and Liabilities

	Note	Genmab Group		Genmab Group		Parent Company	
		December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
		DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Share capital		39,648	33,108	7,003	5,848	39,648	33,108
Share premium		3,776,893	2,894,992	667,131	511,356	3,776,893	2,894,992
Reserve for share-based payment		72,454	33,254	12,798	5,874	72,454	33,254
Translation reserves		4,433	5,026	783	888	-	-
Accumulated deficit		(2,285,846)	(1,847,610)	(403,760)	(326,352)	(2,266,019)	(1,831,112)
Shareholders' equity		**1,607,582**	**1,118,770**	**283,955**	**197,614**	**1,622,976**	**1,130,242**
Lease liability	8, 17	11,251	14,485	1,988	2,559	11,251	14,485
Total non-current liabilities		**11,251**	**14,485**	**1,988**	**2,559**	**11,251**	**14,485**
Current portion of lease liability	8, 17	6,955	8,551	1,228	1,510	6,955	5,856
Payable to subsidiaries		-	-	-	-	6,095	2,658
Accounts payable		47,352	14,494	8,364	2,560	44,902	11,747
Deferred income	13	71,177	148,527	12,572	26,235	71,177	148,527
Other liabilities		60,312	65,604	10,654	11,588	37,279	43,829
Total current liabilities		**185,796**	**237,176**	**32,818**	**41,893**	**166,408**	**212,617**
Total liabilities		**197,047**	**251,661**	**34,806**	**44,452**	**177,659**	**227,102**
Total shareholders' equity and liabilities		**1,804,629**	**1,370,431**	**318,761**	**242,066**	**1,800,635**	**1,357,344**

Warrants	14
Internal shareholders	15
Related party disclosures	16
Commitments	17
Contingent assets and contingent liabilities	18
Fees to auditors appointed at the Annual General Meeting	19
Reconciliation from IFRS to US GAAP	20

Statement of Cash Flow

	Note	Genmab Group		Genmab Group		Parent Company	
		2006	2005	2006	2005	2006	2005
		DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Net loss		(438,236)	(393,590)	(77,409)	(69,523)	(434,907)	(386,558)
Reversal of financial items, net		(33,978)	(34,334)	(6,001)	(6,064)	(35,956)	(36,310)
Adjustments for non-cash transactions:							
Depreciation and amortization		17,500	31,775	3,091	5,613	3,834	17,086
Net gain on sale of equipment		(335)	(31)	(59)	(6)	(336)	(65)
Warrant compensation expenses		39,200	23,839	6,924	4,211	28,844	16,523
Changes in current assets and liabilities:							
Other receivables		18,716	(29,531)	3,306	(5,216)	17,923	(29,522)
Prepayments		10,427	(6,443)	1,842	(1,138)	10,666	(5,584)
Deferred income		(77,350)	148,527	(13,663)	26,235	(77,350)	148,527
Accounts payable and other liabilities		29,386	14,936	5,192	2,638	26,633	19,877
Cash flow from operating activities before financial items		(434,670)	(244,852)	(76,777)	(43,250)	(460,649)	(256,026)
Financial receivables		55,047	36,208	9,723	6,396	56,176	37,349
Corporate taxes paid		-	-	-	-	-	-
Cash flow from operating activities		(379,623)	(208,644)	(67,054)	(36,854)	(404,473)	(218,677)
Purchase of property, plant and equipment		(1,939)	(2,434)	(342)	(430)	(1,001)	(1,400)
Sale of property, plant and equipment		621	1,242	109	219	620	961
Sale of other securities and equity interests		2,796	-	494	-	2,796	-
Receivables from subsidiaries		-	-	-	-	23,817	8,052
Non-current receivables		-	6,057	-	1,070	-	6,057
Marketable securities bought		(2,448,512)	(1,072,535)	(432,492)	(189,447)	(2,448,512)	(1,072,535)
Marketable securities sold		1,995,661	940,123	352,503	166,058	1,995,661	940,123
Cash flow from investing activities		(451,373)	(127,547)	(79,728)	(22,530)	(426,619)	(118,742)
Warrants exercised		90,065	47,210	15,909	8,339	90,065	47,210
Shares issued for cash		845,250	258,800	149,301	45,713	845,250	258,800
Costs related to issuance of shares		(46,874)	1,027	(8,280)	181	(46,874)	1,027
Paid installments on lease liabilities		(9,408)	(9,680)	(1,662)	(1,710)	(6,714)	(6,871)
Cash flow from financing actitivies		879,033	297,357	155,268	52,523	881,727	300,166
Increase in cash and cash equivalents		48,037	(38,834)	8,486	(6,861)	50,635	(37,253)
Cash and cash equivalents at the beginning of the period		381,346	419,566	67,359	74,110	371,465	408,718
Exchange rate adjustment of cash		(308)	614	(55)	110	-	-
Cash and cash equivalents at the end of the period		429,075	381,346	75,790	67,359	422,100	371,465
Cash and cash equivalents include:							
Bank deposits and petty cash		426,021	360,281	75,251	63,638	422,100	353,455
Restricted bank deposits	17	3,054	21,065	539	3,721	-	18,010
		429,075	381,346	75,790	67,359	422,100	371,465
Non-cash transactions:							
Assets acquired		4,579	3,628	809	641	4,579	3,628
Liabilities assumed		(4,579)	(3,628)	(809)	(641)	(4,579)	(3,628)

Statement of Shareholders' Equity – Consolidated

	Number of shares	Share capital	Share premium	Reserve for share-based payment	Translation reserves	Accumulated deficit	Shareholders' equity	Shareholders' equity
		DKK'000	DKK'000	DKK'000	DKK'000	DKK'000	DKK'000	USD'000 (Unaudited)
December 31, 2004	**29,752,363**	**29,752**	**2,591,311**	**9,415**	**4,528**	**(1,454,020)**	**1,180,986**	**208,603**
Comprehensive income:								
Adjustment of foreign currency fluctuations on subsidiaries					498		498	88
Loss for the period						(393,590)	(393,590)	(69,522)
Total comprehensive income							**(393,092)**	**(69,434)**
Exercise of warrants	857,228	857	46,353				47,210	8,339
Capital increase	2,498,507	2,499	253,854				256,353	45,281
Expenses related to capital increases, refund of VAT on expenses and foreign currency fluctuations related to share issues			3,474				3,474	614
Warrant compensation expenses				23,839			23,839	4,211
December 31, 2005	**33,108,098**	**33,108**	**2,894,992**	**33,254**	**5,026**	**(1,847,610)**	**1,118,770**	**197,614**
Comprehensive income:								
Adjustment of foreign currency fluctuations on subsidiaries					(593)		(593)	(105)
Loss for the period						(438,236)	(438,236)	(77,409)
Total comprehensive income							**(438,829)**	**(77,514)**
Exercise of warrants	790,257	790	89,275				90,065	15,909
Capital increase	5,750,000	5,750	839,500				845,250	149,301
Expenses related to capital increases			(46,874)				(46,874)	(8,280)
Warrant compensation expenses				39,200			39,200	6,924
December 31, 2006	**39,648,355**	**39,648**	**3,776,893**	**72,454**	**4,433**	**(2,285,846)**	**1,607,582**	**283,955**

Statement of Shareholders' Equity – Parent Company

	Number of shares	Share capital DKK'000	Share premium DKK'000	Reserve for share-based payment DKK'000	Translation reserves DKK'000	Accumulated deficit DKK'000	Shareholders' equity DKK'000	Shareholders' equity USD'000 (Unaudited)
December 31, 2004	29,752,363	29,752	2,591,311	9,415	-	(1,444,554)	1,185,924	209,475
Comprehensive income:								
Loss for the period						(386,558)	(386,558)	(68,280)
Total comprehensive income							(386,558)	(68,280)
Exercise of warrants	857,228	857	46,353				47,210	8,339
Capital increase	2,498,507	2,499	253,854				256,353	45,281
Expenses related to capital increases, refund of VAT on expenses and foreign currency fluctuations related to share issues			3,474				3,474	614
Warrant compensation expenses				23,839			23,839	4,211
December 31, 2005	33,108,098	33,108	2,894,992	33,254	-	(1,831,112)	1,130,242	199,640
Comprehensive income:								
Loss for the period						(434,907)	(434,907)	(76,820)
Total comprehensive income							(434,907)	(76,820)
Exercise of warrants	790,257	790	89,275				90,065	15,909
Capital increase	5,750,000	5,750	839,500				845,250	149,301
Expenses related to capital increases			(46,874)				(46,874)	(8,280)
Warrant compensation expenses				39,200			39,200	6,924
December 31, 2006	39,648,355	39,648	3,776,893	72,454	-	(2,266,019)	1,622,976	286,674

Statement of Shareholders' Equity

	Number of shares	Share capital DKK'000	Share capital USD'000 (Unaudited)
December 31, 2001	**21,812,020**	**21,812**	**3,852**
January 2002, Exercise of warrants	14,500	15	3
February 2002, Exercise of warrants	10,000	10	2
June 2002, Issuance of shares for cash	880,100	880	155
December 31, 2002	**22,716,620**	**22,717**	**4,012**
July 2003, Issuance of shares by debt conversion	246,914	247	44
August 2003, Exercise of warrants	15,000	15	3
October 2003, Exercise of warrants	2,000	2	1
December 31, 2003	**22,980,534**	**22,981**	**4,060**
February 2004, Exercise of warrants	253,599	253	45
March 2004, Exercise of warrants	44,000	44	8
April 2004, Exercise of warrants	12,750	13	2
May 2004, Exercise of warrants	463,124	463	82
June 2004, Exercise of warrants	77,125	77	14
July 2004, Issuance of shares for cash	5,623,000	5,623	993
July 2004, Exercise of warrants	290,826	291	51
November 2004, Exercise of warrants	7,405	7	1
December 31, 2004	**29,752,363**	**29,752**	**5,256**
February 2005, Exercise of warrants	273,491	274	48
March 2005, Exercise of warrants	29,550	30	5
May 2005, Exercise of warrants	274,412	274	48
June 2005, Exercise of warrants	211,400	211	37
August 2005, Exercise of warrants	21,850	22	4
August 2005, Issuance of shares for cash	2,498,507	2,499	442
November 2005, Exercise of warrants	32,375	32	6
December 2005, Exercise of warrants	14,150	14	2
December 31, 2005	**33,108,098**	**33,108**	**5,848**
January 2006, Issuance of shares for cash	5,750,000	5,750	1,016
March 2006, Exercise of warrants	338,667	339	60
May 2006, Exercise of warrants	227,648	227	40
July 2006, Exercise of warrants	45,874	46	8
September 2006, Exercise of warrants	99,587	99	17
November 2006, Exercise of warrants	77,981	78	14
December 2006, Exercise of warrants	500	1	0
December 31, 2006	**39,648,355**	**39,648**	**7,003**

Statement of Shareholders' Equity

The parent company was formed in June 1998 but did not conduct any business until 1999.

In February 1999, Medarex and Bankforeningernes Erhvervsudviklingsforening Biomedicinsk Udvikling, BI Asset Management Fondsmæglerselskab A/S, Lønmodtagernes Dyrtidsfond, A/S Dansk Erhvervsinvestering and Leif Helth Care A/S (the "Bank Invest Group") entered into an agreement in which the Bank Invest Group invested cash and Medarex granted licenses in exchange for equity interests in the company. In May 1999 and March 2000, Medarex and the Bank Invest Group made additional contributions to the company in proportion to their existing equity interests.

In June 2000, Genmab completed a private offering with issuance of 576,646 new shares, raising approximately DKK 321 million from Medarex, the Bank Invest Group and new investors. In August 2000, a total of 27,976 new shares were issued to Medarex under the Genomics Agreement. In August 2000, Genmab's shareholders approved a conversion of all existing classes of shares to one class of ordinary shares and a bonus share issuance of nine ordinary shares for each ordinary share.

In October 2000, Genmab completed an Initial Public Offering. The global offering of 6,000,000 new shares equaled approximately 28% of the company's issued share capital after the listing.

In May 2002, Genmab entered into a collaboration agreement with Roche. Following this agreement, Roche subscribed to 880,100 shares in the company in June 2002.

In July 2003, Genmab issued 246,914 ordinary shares to Medarex, pursuant to the Genomics Agreement.

In July 2004, Genmab completed an international private placement with issuance of 5,623,000 new ordinary shares, raising gross proceeds to the company of DKK 478 million.

In August 2005, Genmab entered into a license and collaboration agreement with Serono concurrently with a securities purchase agreement, under which Serono subscribed to 2,498,507 new shares in the company.

In January 2006, Genmab completed an international private placement with issuance of 5,750,000 new ordinary shares, raising gross proceeds to the company of DKK 845 million.

On December 31, 2006, the total number of outstanding shares was 39,648,355. Each share has a nominal value of DKK 1 and one vote.

Notes to the Financial Statements

1. Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and endorsed by the EU, effective for 2006, and additional Danish disclosure requirements for annual reports of listed companies, including those issued by the Copenhagen Stock Exchange. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The financial statements have been prepared in Danish Kroner (DKK), which is the functional and presentation currency of the parent company.

Solely for convenience of the reader, the financial statements contain a conversion of certain DKK amounts into US Dollars (USD) at a specified rate. This conversion has been made at the exchange rate in effect at the balance sheet date. These converted amounts should not be construed as representations that the DKK amounts actually represent such USD amounts or could be converted into USD at the rate indicated or at any other rate. Only the consolidated financial statements have been converted to USD. Accordingly, financial statements for the parent company are disclosed only in DKK, except for certain disclosures in the notes.

In the notes to the financial statements, a reconciliation has been provided of the reported net result under IFRS to the corresponding net result under US GAAP.

New Accounting Policies

Effective from January 1, 2006, Genmab has adopted the new and amended standards issued by the International Accounting Standards Board with effective dates as of January 1, 2006. These include the amendment of IAS 39, "The fair value option" under which an entity cannot continue to classify financial assets other than trade instruments as at fair value through profit unless specified criteria are met. As explained in the section "Marketable securities" the Group meets these criteria and consequently, the amendment has not affected the financial reporting of the Group. Other new and amended standards include IFRS 6, "*Exploration for and Evaluation of Mineral Resources*", the amendments to IAS 19, "*Employee Benefits*", amendments to IAS 21 "*The effects of changes in foreign exchange rates*" and further amendments to IAS 39, "*Financial Instruments: Recognition and Measurement*". The adoption of these new and amended standards has not affected the financial reporting of the Group or the parent company for any periods presented.

Management's Judgments under IFRS

In preparing financial statements under IFRS, certain provisions in the standards require management's judgments. Such judgments are considered important to understand the accounting policies and the company's compliance with the standards. The following summarizes the most significant judgments made under the company's accounting policies.

Internally Generated Intangible Assets

According to the International Accounting Standard (IAS) 38, "*Intangible Assets*", intangible assets arising from development projects should be recognized in the balance sheet. The criteria that must be met for capitalization are (1) the development project is clearly defined and identifiable, (2) the technological feasibility, adequate resources to complete and a market for the product or an internal use of the product can be documented, and (3) management has the intent to produce and market the product or to use it internally. Such an intangible asset should be recognized if sufficient certainty can be documented

Notes to the Financial Statements

1. Accounting Policies (continued)

that the future income from the development project will exceed the aggregate cost of production, development and the sale and administration of the product.

Receiving final regulatory approval for pharmaceutical products is associated with significant development risk. As a result, it is considered reasonable not to recognize such internally generated assets until late in the development process. Accordingly, the company has not recognized such assets at this time.

Joint Ventures/Collaboration Agreements

The company has entered into various collaboration agreements, primarily in connection with the company's research and development projects and the clinical testing of the product candidates. Collaborations are often structured so that each party contributes its respective skills in the various phases of the development project. No joint control exists for such collaborations and the parties do not have any financial obligations towards each other. Accordingly, the collaborations are not considered to be joint ventures as defined in IAS 31, "*Financial Reporting of Interests in Joint Ventures*". Expenses in connection with collaboration agreements are treated as described under "Research and Development Costs."

Revenue Recognition

The company's revenues comprise milestone payments and other income from research and development agreements. IAS 18, "*Revenue*", prescribes the criteria to be fulfilled for revenue being recognizable. Evaluating the criteria for revenue recognition with respect to the company's research and development and collaboration agreements requires management's judgment to ensure that all criteria have been fulfilled prior to recognizing any amount of revenue. In particular, such judgments are made with respect to determination of the nature of transactions, whether simultaneous transactions shall be considered one or more revenue-generating transactions, allocation of the contractual price to several elements included in an agreement, and the determination of whether the significant risks and rewards have been transferred to the buyer. All the company's revenue-generating transactions, including those with Roche, Amgen and Serono, have been subject to such evaluation by management.

Consolidated Financial Statements

The consolidated financial statements include Genmab A/S (the parent company) and subsidiaries in which the parent company directly or indirectly exercises a controlling interest through shareholding or otherwise. Accordingly, the consolidated financial statements include Genmab A/S, Genmab B.V., Genmab, Inc., and Genmab Ltd. (collectively referred to as the Genmab Group).

The Group's consolidated financial statements have been prepared on the basis of the financial statements of the parent company and subsidiaries – prepared under the Group's accounting policies – by combining similar accounting items on a line-by-line basis. On consolidation, intercompany income and expenses, intercompany receivables and payables, and unrealized gains and losses on transactions between the consolidated companies are eliminated.

The recorded value of the equity interests in the consolidated subsidiaries is eliminated with the proportionate share of the subsidiaries' equity. Subsidiaries are consolidated from the date when control is transferred to the Group.

The income statements for foreign subsidiaries are translated into the Group's reporting currency at the year's weighted average exchange rate and the balance sheets are translated at the exchange rate in effect at the balance sheet date. Exchange rate differences arising from the translation of foreign subsidiaries

Notes to the Financial Statements

1. Accounting Policies (continued)

shareholders' equity at the beginning of the year, and exchange rate differences arising as a result of foreign subsidiaries' income statements being translated at average exchange rates, are recorded in translation reserves in shareholders' equity.

Foreign Currency

Transactions in foreign currencies are translated at the exchange rates in effect at the date of the transaction.

Exchange rate gains and losses arising between the transaction date and the settlement date are recognized in the income statement as financial items.

Unsettled monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Exchange rate gains and losses arising between the transaction date and the balance sheet date are recognized in the income statement as financial items.

Income Statement

Revenues

Revenues comprise milestone payments and other income from research and development agreements. Revenue is recognized when it is probable that future economic benefits will flow to the Company and these benefits can be measured reliably. Further, revenue recognition requires that all significant risks and rewards of ownership of the goods or services included in the transaction have been transferred to the buyer.

Research and Development Costs

Research and development costs primarily include salary and related expenses, license costs, manufacturing costs, clinical costs, amortization of licenses and rights, and depreciation of tangible fixed assets, to the extent such costs are related to the Group's research and development activities.

Research costs are recognized in the income statement in the period to which they relate.

A development project involves a single product candidate undergoing a high number of tests to illustrate its safety profile and the effect on human beings prior to obtaining the necessary approval of the final product from the appropriate authorities. The future economic benefits associated with the individual development projects are dependent on obtaining such approval. Considering the general risk related to the development of pharmaceutical products, management has concluded that the future economic benefits associated with the individual projects cannot be estimated with sufficient certainty until the project has been finalized and the necessary approval of the final product has been obtained. Accordingly, all development costs are recognized in the income statement in the period to which they relate.

General and Administrative Expenses

General and administrative expenses relate to the administration of the Group, including depreciation of long-lived assets to the extent such expenses are related to the administrative functions. General and administrative expenses are recognized in the income statement in the period to which they relate.

Stock-Based Compensation

The company has granted warrants to employees, the Board of Directors, and non-employee consultants under various warrant programs. For warrants granted after November 7, 2002, the Group applies IFRS 2, according to which the fair value of the warrants at grant date is recognized as an expense in the income statement over the vesting period. A corresponding amount is recognized in a separate reserve under shareholders' equity. Warrants granted prior to November 7, 2002 are not comprised by IFRS 2. For these warrants, the Company accounts for the compensation by use of the intrinsic value method for

Notes to the Financial Statements

1. Accounting Policies (continued)

employees and the Board of Directors and the fair value method for non-employee consultants.

Financial Income and Expenses

Financial income and expenses include interest as well as realized and unrealized exchange rate adjustments and realized and unrealized gains and losses on marketable securities and other securities and equity interests.

Corporate Tax

Corporate tax expense, which consists of current tax and the adjustment of deferred taxes for the year, is recognized in the income statement to the extent that the tax is attributable to the net result for the year. Tax attributable to entries directly to shareholders' equity is recognized in shareholders' equity.

Current tax liabilities include taxes payable based on the expected taxable income for the year and any adjustments to prior years' tax expense as recorded in the income statement. Any prepaid taxes are recognized in other receivables in the balance sheet.

Balance Sheet
Non-Current Assets

Licenses and Rights

Licenses and rights are initially measured at cost and include the net present value of any future payments. The net present value of any future payments is recognized as a liability.

Licenses and rights are amortized using the straight-line method over the estimated useful life of five years.

Property, Plant and Equipment

Property, plant and equipment are measured at cost net of accumulated depreciation and any impairment losses. The cost comprises acquisition price and direct costs related to the acquisition until the asset is ready for use.

Depreciation, which is stated at cost net of any residual value, is calculated on a straight-line basis over the expected useful lives of the assets, which are as follows:

Equipment, furniture and fixtures	3-5 years
Computer equipment	3 years
Leasehold improvements	5 years
	or the lease term, if shorter

Depreciation, impairment losses and gains or losses on the disposal of tangible fixed assets are recognized in the income statement as research and development costs or as general and administrative expenses, as appropriate.

Fixed Assets under Construction

Fixed assets under construction include the design and building of laboratory facilities. The costs incurred are capitalized until the facilities are completed. Costs include direct costs to employees, salary related expenses and costs to subcontractors. Fixed assets under construction are not depreciated.

Equity Interests in Subsidiaries

In the separate financial statements of the parent company Genmab A/S, equity interests in subsidiaries are recognized and measured at cost. Equity interests in foreign currencies are translated to the reporting currency by use of historical exchange rates prevailing at the time of investment.

Income is recognized from the investments only to the extent that distributions from accumulated profits are received. Distributions received in excess of such profits are regarded as a recovery of investment and are recognized as a reduction of the cost of the investment.

Notes to the Financial Statements

1. Accounting Policies (continued)

Other Securities and Equity Interests
Other securities and equity interests, which have been acquired for long-term strategic holding, include the company's ownership of listed and non-listed companies. The financial assets have been classified as "Available-for-sale" as the company's management intends to hold these investments for an indefinite period of time. However, if the company's business strategy changes, the assets can be sold. The company's management assesses the classification of financial fixed assets at the time of acquisition and reviews such classification on a regular basis.

Other securities and equity interests are measured at fair value at the balance sheet date. The fair value for listed shares is the listed market price. If the fair value cannot be reliably determined for interests in non-listed companies, the assets are measured at cost. Realized gains and losses are recognized in the income statement as financial items, whereas unrealized gains and losses are recognized in shareholders' equity. Transactions are recognized at trade date.

Impairment of Long-lived Assets
If circumstances or changes in the company's operations indicate that the carrying amount of long-lived assets may not be recoverable, management reviews the asset for impairment. The basis for the review is the assets' recoverable amount, determined as the greater of the net selling price or its value in use. Value in use is calculated as the net present value of future cash inflow generated from the asset.

If the carrying amount of an asset is greater than the recoverable amount, the asset is written down to the recoverable amount. An impairment loss is recognized in the income statement when the impairment is identified.

Current Assets

Antibody Clinical Trial Material
Antibody clinical trial material includes antibodies purchased from third parties. If all criteria for recognition as an asset are fulfilled, in particular that sufficient certainty can be determined that future income from the use of such material will exceed the aggregate cost of the antibodies, the antibodies are recognized in the balance sheet at cost and expensed in the income statement when consumed. If sufficient certainty cannot be obtained, such material is expensed in the income statement at the time of acquisition.

On a regular basis, the carrying value of such assets is reviewed to ensure that no impairment has occurred and that the quantities do not exceed the planned consumption in the development activities.

Receivables
Receivables are measured in the balance sheet at amortized cost, which generally corresponds to nominal value less provision for bad debts.

The provision for bad debts is calculated on the basis of an individual assessment of each receivable.

Prepayments
Prepayments recognized as current assets include expenditures related to a future financial year. Prepayments are measured at nominal value.

Marketable Securities
Marketable securities consist of investments in securities with a maturity greater than three months at the time of purchase. The company invests its cash in deposits with major financial institutions, in mortgage bonds, corporate bonds and notes issued by the Danish or US government. The securities can be readily purchased and sold using established markets. When

Notes to the Financial Statements

1. Accounting Policies (continued)

sold, the cost of marketable securities is determined based on the "first-in first-out" principle.

The company's portfolio of investments has been classified as "Financial assets at fair value through profit or loss" as the portfolio is managed and evaluated on a fair value basis in accordance with the company's investment guidelines.

Marketable securities are measured at fair value, which equals the listed price. Realized and unrealized gains and losses (including unrealized foreign exchange rate gains and losses) are recognized in the income statement as financial items. Transactions are recognized at trade date.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash, bank deposits and marketable securities with a maturity of three months or less on the date of acquisition. Cash and cash equivalents are measured at fair value.

Shareholders' Equity

The share capital comprises the nominal amount of the company's ordinary shares, each at a nominal value of DKK 1. All shares are fully paid.

Share premium reserve comprises the amount received, attributable to shareholders' equity, in excess of the nominal amount of the shares issued at the company's offerings, reduced by external expenses directly attributable to the offerings.

Reserve for share-based payment includes the corresponding figures to the warrant compensation expenses recognized in the income statement under IFRS 2.

Translation reserves in the consolidated financial statements include exchange rate adjustments of equity investments in subsidiaries. Translation reserves cannot be used for distribution.

Non-current Liabilities

Provisions

Provisions are recognized when the Group has an existing legal or constructive obligation as a result of events occurring prior to or on the balance sheet date, and it is probable that the utilization of economic resources will be required to settle the obligation. Provisions are measured at fair value.

Deferred Tax

Deferred tax is accounted for under the liability method which requires recognition of deferred tax on all temporary differences between the carrying amount of assets and liabilities and the tax base of such assets and liabilities. This includes the tax value of tax losses carried forward.

Deferred tax is calculated in accordance with the tax regulations and current tax rates in the individual countries. Changes in deferred tax as a result of changes in tax rates are recognized in the income statement.

Deferred tax assets resulting from temporary differences, including the tax value of losses to be carried forward, are measured at the value at which the asset is expected to be utilized in future taxable income, based on the company's planned use of the individual assets. Deferred tax assets which are not recognized in the balance sheet are disclosed in a note to the financial statements.

Current Liabilities

Leasing

Lease contracts, which in all material respects transfer the significant risks and rewards associated with the

Notes to the Financial Statements

1. Accounting Policies (continued)

ownership of the asset to the lessee, are classified as finance leases. Assets treated as finance leases are recognized in the balance sheet at the inception of the lease term at the lower of the fair value of the asset or the net present value of the future minimum lease payments. A liability equaling the asset is recognized in the balance sheet. Each lease payment is separated between a finance charge, recorded as a financial expense, and a reduction of the outstanding liability.

Assets under finance leases are depreciated in the same manner as owned assets and are subject to regular reviews for impairment.

Lease contracts, where the lessor retains the significant risks and rewards associated with the ownership of the asset, are classified as operating leases. Lease payments under operating leases are recognized in the income statement ratably over the lease term. The total lease commitment under operating leases is disclosed in the notes to the financial statements.

Accounts Payable

Accounts payable are measured in the balance sheet at amortized cost, which is considered to be equal to the fair value due to the short-term nature of the liabilities.

Deferred Income

Deferred income reflects the part of revenues that has not been recognized as income immediately on receipt of payment and which concerns agreements with multiple components which cannot be separated. Deferred income is measured at the amount received.

Other Liabilities

Other liabilities are measured in the balance sheet at amortized cost, which is considered to be equal to the fair value due to the short-term nature of the liabilities.

Cash Flow Statement

The cash flow statement is presented using the indirect method with basis in the net loss.

Cash flow from operating activities is stated as the net loss adjusted for net financial items, non-cash operating items such as depreciation, amortization, impairment losses, warrant compensation expenses, provisions, and for changes in working capital, interest paid and received, and corporate taxes paid. Working capital comprises current assets less current liabilities excluding the items included in cash and cash equivalents.

Cash flow from investing activities is comprised of cash flow from the purchase and sale of intangible assets, tangible fixed assets and financial fixed assets. In the parent company transactions with subsidiaries are included in 'Receivable from subsidiaries'.

Cash flow from financing activities is comprised of cash flow from the issuance of shares and raising and repayment of long-term loans including installments on lease liabilities.

The cash flow statement cannot be derived solely from the financial statements.

Segment Reporting

The Group is managed and operated as one business unit. The entire Group is managed by a single management team reporting to the Chief Executive Officer. No separate lines of business or separate business entities have been identified with respect to any of the product candidates or geographical markets. Accordingly, the company has concluded that it is not relevant to disclose segment information on business segments or geographical markets.

Notes to the Financial Statements

1. Accounting Policies (continued)

Reconciliation from IFRS to US GAAP

The Annual Report includes a reconciliation of the reported net result under IFRS to the corresponding net result under US GAAP.

Definition of Financial Ratios

The Group discloses a number of financial ratios in the Annual Report. These financial ratios are defined as:

Basic Net Loss per Share
Basic net loss per share is calculated as the net loss for the year divided by the weighted average number of outstanding ordinary shares.

Diluted Net Loss per Share
Diluted net loss per share is calculated as the net loss for the year divided by the weighted average number of outstanding ordinary shares adjusted for the dilutive effect of share equivalents. As the income statement shows a net loss, no adjustment has been made for the dilutive effect.

Year-end Share Market Price
The year-end share market price is determined as the average trading price of the company's shares on the Copenhagen Stock Exchange at the balance sheet date or the last trading day prior to the balance sheet date.

Price/Book Value
Price/book value is calculated as the company's year-end share market price divided by the shareholders' equity per share at the balance sheet date.

Shareholders' Equity per Share
Shareholders' equity per share is calculated as shareholders' equity at the balance sheet date divided by the number of outstanding shares at the balance sheet date.

New International Financial Reporting Standards

The International Accounting Standards Board has issued, and the EU has endorsed, a number of new standards and made updates to some of the existing standards, the majority of which are effective as of January 1, 2007 or later. The financial reporting of Genmab is expected to be affected by such new or improved standards to the extent described below.

IFRS 7, "*Financial Instruments: Disclosures*", requires disclosures about the significance of financial instruments for an entity's financial position and performance and about the extent to which the entity is exposed to risks arising from financial instruments, and a description of management's objectives, policies and processes for managing those risks. The standard, which replaces IAS 30, "*Disclosures in the Financial Statements of Banks and Similar Financial Institutions*" and the disclosure requirements of IAS 32, "*Financial Instruments, Disclosure and Presentation*", is effective for accounting periods beginning on or after January 1, 2007. No significant impact is expected on the company's financial reporting.

IFRS 8, "*Operating Segments*", requires an entity to adopt the "management approach" to reporting on the financial performance of its operating segments.

Generally, the information to be reported would be what management uses internally for evaluating segment performance and deciding how to allocate resources to operating segments. As such information may be different from what is used to prepare the income statement and balance sheet, IFRS 8 requires explanations of the basis on which the segment information is prepared and reconciliation to the amounts recognized in the income statement and balance sheet. The standard, which replaces IAS 14,

Notes to the Financial Statements

1. Accounting Policies (continued)

"*Segment Reporting*", is effective for accounting periods beginning on or after January 1, 2009. No significant impact is expected on the company's financial reporting from this new standard.

The IASB has issued a number of new interpretations, which are effective for future financial years. Some of these have been endorsed by the EU. No significant impact is expected on the company's financial reporting from these interpretations.

Genmab will adopt all the new standards in accordance with the transitional provisions of each standard.

2. Depreciation and Amortization

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Licenses and rights	-	10,725	-	1,894	-	10,725
Leasehold improvements	5,071	7,890	896	1,394	2,439	4,104
Equipment, furniture and fixtures	12,429	13,160	2,195	2,325	1,395	2,257
	17,500	**31,775**	**3,091**	**5,613**	**3,834**	**17,086**
Depreciation and amortization are included in:						
Research and development costs	13,911	26,970	2,457	4,764	1,449	14,427
General and administrative expenses	3,589	4,805	634	849	2,385	2,659
	17,500	**31,775**	**3,091**	**5,613**	**3,834**	**17,086**

Notes to the Financial Statements

3. Staff

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Wages and salaries	136,070	112,316	24,035	19,839	74,094	60,142
Warrant compensation expenses	39,200	23,839	6,924	4,211	28,844	16,523
Pension contributions	11,036	10,622	1,949	1,876	6,444	5,527
Other social security costs	6,889	5,734	1,217	1,013	523	414
	193,195	**152,511**	**34,125**	**26,939**	**109,905**	**82,606**
Personnel costs are expensed as follows:						
Research and development costs	139,201	110,616	24,588	19,539	78,446	61,246
General and administrative expenses	53,994	41,895	9,537	7,400	31,459	21,360
	193,195	**152,511**	**34,125**	**26,939**	**109,905**	**82,606**
Remuneration to management and the board of directors:						
Management	23,981	19,123	4,236	3,378	6,466	4,398
Board of directors	1,717	1,683	303	297	1,717	1,683
	25,698	**20,806**	**4,539**	**3,675**	**8,183**	**6,081**
Average number of employees	237	213	237	213	111	97

Remuneration of the Board of Directors comprises a basic fee and additional fees for the Board Committee obligations. In addition, the members of the Board participate in the company's warrant programs.

Remuneration of the management team comprises basis salary, bonus and warrants. Further, the members of the management team participate in the company's pension schemes. The bonus scheme for the members of management is based on the achievement of goals pre-defined for each financial year by the Board of Directors. The members of management participate in the company's warrant programs. The service agreements with each member of the management team may be terminated by the company on no less than 12 months' notice and by the executive officers on no less than six months' notice. In the event the company terminates the service agreement without cause, or in the event of change of control of the company, the company is obliged to pay the executive officer his/her existing total compensation (including benefits) for two full years in addition to the notice period.

The management as well as the Board of Directors is considered a team, and Genmab believes the total remuneration of those bodies is more relevant to the stakeholders than the remuneration to the individual

Notes to the Financial Statements

3. Staff (Continued)

members. Accordingly, the company does not disclose remuneration to individuals.

According to IFRS 2, the expensed value of warrants granted to management and the Board of Directors amounts to DKK 23,678 thousand for 2006, compared to DKK 15,109 thousand in 2005. Please refer to Notes 14 and 15 for further details regarding grant and exercise of warrants and ownership of shares.

The Group's pension plans are classified as defined contribution plans, and, accordingly, no pension obligations are recognized in the balance sheet.

The pension contributions to management are included in the above remuneration.

4. Financial Income

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Interest and other financial income	46,249	34,775	8,169	6,142	46,048	34,622
Interest from subsidiaries	-	-	-	-	2,020	1,742
Gains on marketable securities	38,183	25,032	6,744	4,422	38,183	25,032
Revaluation of financial assets	3,592	-	634	-	3,592	-
Exchange rate gains	10,207	19,840	1,803	3,504	10,142	19,818
	98,231	79,647	17,350	14,068	99,985	81,214

5. Financial Expenses

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Interest and other financial expenses	1,033	1,353	182	239	839	988
Loss on marketable securities	42,165	32,323	7,448	5,709	42,165	32,323
Impairment loss on other securities and equity interests	-	2,660	-	470	-	2,660
Exchange rate losses	21,055	8,977	3,719	1,586	21,025	8,933
	64,253	45,313	11,349	8,004	64,029	44,904

Notes to the Financial Statements

6. Corporate Tax

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Current tax on result	-	-	-	-	-	-
Adjustment to deferred tax prior years	-	18,644	-	3,293	-	18,644
Effect of change in tax rate	-	27,173	-	4,800	-	27,173
Adjustment to deferred tax	(98,128)	(113,702)	(17,333)	(20,084)	(91,162)	(103,248)
Adjustment to valuation allowance	98,128	67,885	17,333	11,991	91,162	57,431
Total corporate tax expense	**0**	**0**	**0**	**0**	**0**	**0**

A reconciliation of income tax expense at the statutory rate of 28% to the company's effective tax rate is as follows:

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Net result before tax	(438,236)	(393,590)	(77,409)	(69,523)	(434,907)	(386,558)
Computed 28% tax on result	**(122,706)**	**(110,205)**	**(21,674)**	**(19,466)**	**(121,774)**	**(108,236)**
Tax effect of:						
Non-deductible costs	10,128	4,941	1,789	873	8,096	4,646
Additional tax deductions	(20,255)	(22,741)	(3,578)	(4,017)	(12,189)	(13,961)
Expired tax losses	34,705	14,303	6,130	2,526	34,705	14,303
Change in deferred tax asset	98,128	113,702	17,333	20,084	91,162	103,248
Total corporate tax	**0**	**0**	**0**	**0**	**0**	**0**
Effective tax rate	**0%**	**0%**	**0%**	**0%**	**0%**	**0%**

On December 31, 2006, the parent company had net tax loss carry-forwards of approximately DKK 1,976,895 thousand for income tax purposes, which can be carried forward without limitation. In addition, the parent company had deductible temporary differences of approximately DKK 76,035 thousand. For local tax purposes, the subsidiaries had net tax loss carry-forwards and deductible temporary differences totaling approximately DKK 64,250 thousand.

Notes to the Financial Statements

6. Corporate Tax (continued)

For financial reporting purposes, the value of the net deferred tax asset has been reduced to zero due to uncertainties with respect to the company's and the Group's ability to generate sufficient taxable income in the future.

Significant components of the deferred tax asset are as follows:

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Tax deductible losses	2,036,175	1,589,362	359,659	280,737	1,976,895	1,546,555
Licenses and rights	-	23,068	-	4,075	-	23,068
Leasehold improvements	2,127	1,606	376	284	(845)	48
Equipment, furniture and fixtures	3,916	4,448	692	786	2,111	2,248
Securities and equity interests	3,592	7,185	634	1,269	3,592	7,185
Deferred income	71,177	148,527	12,572	26,235	71,177	148,527
Other temporary differences	193	609	34	107	-	(280)
Total temporary differences	2,117,180	1,774,805	373,967	313,493	2,052,930	1,727,351
Deferred tax asset at 28%	592,810	496,945	104,711	87,778	574,820	483,658
Valuation allowance	(592,810)	(496,945)	(104,711)	(87,778)	(574,820)	(483,658)
Recorded deferred tax asset	0	0	0	0	0	0

7. Licenses and Rights

The company has acquired licenses and rights to technology at a total cost of DKK 152,484 thousand, which have been fully amortized during the period 2000 to 2005.

The licenses and rights are still in use by the company and the Group, as such licenses and rights form the basis for the research and development activities carried out.

During the year, the company has acquired licenses and rights, primarily to get access to targets identified by third parties. Such licenses and rights have been acquired early in the research phase.

As it can not be demonstrated with sufficient certainty that future economic benefits will flow to the company from these investments, such acquisitions have been recognized as Research and Development costs in the income statement at the time of acquisition.

Notes to the Financial Statements

8. Property, Plant and Equipment – Genmab Group

	Leasehold improvements	Equipment, furniture and fixtures	Fixed assets under construction	Leasehold improvements	Equipment, furniture and fixtures	Fixed assets under construction
	DKK'000	DKK'000	DKK'000	USD'000	USD'000	USD'000
				(Unaudited)	(Unaudited)	(Unaudited)
Cost per January 1, 2005	32,684	68,193	47,781	5,773	12,045	8,440
Exchange rate adjustment	1,703	1,140	18	301	202	3
Additions for the year	96	4,190	3,937	17	740	695
Transfers between the classes	-	1,333	(1,333)	-	235	(235)
Disposals for the year	-	(2,514)	-	-	(444)	-
Cost per December 31, 2005	**34,483**	**72,342**	**50,403**	**6,091**	**12,778**	**8,903**
Accumulated depreciation per January 1, 2005	(17,178)	(31,957)	-	(3,034)	(5,645)	-
Exchange rate adjustment	(1,050)	(932)	-	(185)	(164)	-
Depreciation for the year	(7,890)	(13,160)	-	(1,394)	(2,325)	-
Accumulated depreciation on disposals for the year	-	1,302	-	-	230	-
Accumulated depreciation per December 31, 2005	**(26,118)**	**(44,747)**	**0**	**(4,613)**	**(7,904)**	**0**
Accumulated impairment loss per December 31, 2005	**0**	**0**	**(42,170)**	**0**	**0**	**(7,449)**
Net book value per December 31, 2005	**8,365**	**27,595**	**8,233**	**1,478**	**4,874**	**1,454**
Net book value of assets under finance leases included above	-	17,887	5,198	-	3,159	918
Cost per January 1, 2006	34,483	72,342	50,403	6,091	12,778	8,903
Exchange rate adjustment	(1,310)	(859)	(6)	(231)	(152)	(1)
Additions for the year	-	3,647	1,701	-	644	301
Transfers between the classes	-	9,928	(9,928)	-	1,754	(1,754)
Disposals for the year	-	(2,164)	-	-	(382)	-
Cost per December 31, 2006	**33,173**	**82,894**	**42,170**	**5,860**	**14,642**	**7,449**
Accumulated depreciation per January 1, 2006	(26,118)	(44,747)	-	(4,613)	(7,904)	-
Exchange rate adjustment	1,110	761	-	196	134	-
Depreciation for the year	(5,071)	(12,429)	-	(896)	(2,195)	-
Accumulated depreciation on disposals for the year	-	1,691	-	-	299	-
Accumulated depreciation per December 31, 2006	**(30,079)**	**(54,724)**	**0**	**(5,313)**	**(9,666)**	**0**
Accumulated impairment loss per December 31, 2006	**0**	**0**	**(42,170)**	**0**	**0**	**(7,449)**
Net book value per December 31, 2006	**3,094**	**28,170**	**0**	**547**	**4,976**	**0**
Net book value of assets under finance leases included above	-	18,623	-	-	3,289	-

Notes to the Financial Statements

8. Property, Plant and Equipment (continued) - Genmab A/S

	Leasehold improvements	Equipment, furniture and fixtures	Fixed assets under construction	Leasehold improvements	Equipment, furniture and fixtures	Fixed assets under construction
	DKK'000	DKK'000	DKK'000	USD'000	USD'000	USD'000
				(Unaudited)	(Unaudited)	(Unaudited)
Cost per January 1, 2005	17,409	15,379	42,170	3,075	2,716	7,449
Additions for the year	-	1,400	-	-	247	-
Disposals for the year	-	(1,664)	-	-	(294)	-
Cost per December 31, 2005	**17,409**	**15,115**	**42,170**	**3,075**	**2,669**	**7,449**
Accumulated depreciation per January 1, 2005	(9,813)	(10,255)	-	(1,733)	(1,811)	-
Depreciation for the year	(4,104)	(2,257)	-	(725)	(399)	-
Accumulated depreciation on disposals for the year	-	768	-	-	136	-
Accumulated depreciation per December 31, 2005	**(13,917)**	**(11,744)**	**0**	**(2,458)**	**(2,074)**	**0**
Accumulated impairment loss per December 31, 2005	**0**	**0**	**(42,170)**	**0**	**0**	**(7,449)**
Net book value per December 31, 2005	**3,492**	**3,371**	**0**	**617**	**595**	**0**
Net book value of assets under finance leases included above	-	280	-	-	49	-
Cost per January 1, 2006	17,409	15,115	42,170	3,075	2,669	7,449
Additions for the year	-	1,001	-	-	177	-
Disposals for the year	-	(1,091)	-	-	(193)	-
Cost per December 31, 2006	**17,409**	**15,025**	**42,170**	**3,075**	**2,653**	**7,449**
Accumulated depreciation per January 1, 2006	(13,917)	(11,744)	-	(2,458)	(2,074)	-
Depreciation for the year	(2,439)	(1,396)	-	(431)	(247)	-
Accumulated depreciation on disposals for the year	-	806	-	-	142	-
Accumulated depreciation per December 31, 2006	**(16,356)**	**(12,334)**	**0**	**(2,889)**	**(2,179)**	**0**
Accumulated impairment loss per December 31, 2006	**0**	**0**	**(42,170)**	**0**	**0**	**(7,449)**
Net book value per December 31, 2006	**1,053**	**2,691**	**0**	**186**	**474**	**0**
Net book value of assets under finance leases included above	-	-	-	-	-	-

Notes to the Financial Statements

9. Equity Interests in Subsidiaries - Genmab A/S

Effective from January 1, 2005, the parent company adopted the revised IAS 27, "*Consolidated and Separate Financial Statements*", which changed the accounting from the equity method to measurement at cost. Genmab A/S holds investments in the following subsidiaries:

Name	**Domicile**	**Ownership and votes**
Genmab B.V.	Utrecht, the Netherlands	100%
Genmab, Inc.	New Jersey, USA	100%
Genmab Ltd.	London, United Kingdom	100%

Genmab B.V. was incorporated in the Netherlands in 2000 and focuses on the discovery and development of antibodies. Genmab, Inc. began operations in 2001 and is mainly focused on conducting clinical trials in the US and Canada. Further, Genmab A/S established Genmab Ltd. in the United Kingdom in 2001. During 2006, Genmab Ltd. has changed from a dormant entity to an entity focused on conducting clinical trials in the UK.

Notes to the Financial Statements

10. Other Securities and Equity Interests

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Cost per January 1	10,251	10,251	1,811	1,811	10,251	10,251
Additions for the year	-	-	-	-	-	-
Disposals for the year	(4,205)	-	(743)	-	(4,205)	-
Cost per December 31	**6,046**	**10,251**	**1,068**	**1,811**	**6,046**	**10,251**
Revaluation per January 1	(7,185)	(4,525)	(1,269)	(799)	(7,185)	(4,525)
Revaluation for the year	3,592	(2,660)	634	(470)	3,592	(2,660)
Revaluation per December 31	**(3,593)**	**(7,185)**	**(635)**	**(1,269)**	**(3,593)**	**(7,185)**
Net book value per December 31	**2,453**	**3,066**	**433**	**542**	**2,453**	**3,066**

Other securities and equity interests consist of investments in strategic partners of Genmab. As per December 31, 2006, such investments comprise equity shares in Scancell Ltd. and Paradigm Therapeutics Ltd., both privately held British biotech companies. As no fair value can be determined reliably, both investments are measured at cost, reduced by impairment losses. During 2006, Genmab has sold half of the investment in Scancell Ltd. at original cost price and accordingly an amount equal to the impairment loss of DKK 3,592 thousand recognized in previous years has been recognized as a gain on disposal in the income statement.

11. Other Receivables

Included in other receivables are current and non-current deposits for operational leases. The non-current part of deposits amounts to DKK 619 thousand, of which DKK 109 thousand are included in the balance of other receivables of the parent company. The comparative figures for 2005 were non-current deposits of DKK 514 thousand for the Group of which none related to the parent company.

Notes to the Financial Statements

12. Marketable Securities

The marketable securities consist of DKK denominated notes issued by the Danish government as well as USD denominated notes issued by the US government and mortgage bonds and corporate bonds. All marketable securities are classified as "financial assets at fair value through profit or loss" and are reported at fair value, determined as the year end current bid price. The company has classified all investments as short-term since it has the intent and ability to sell and redeem them within a year.

We consider the credit risk to be immaterial, since only investments with a long term rating of at least A or similar assessment are selectable for our portfolios. Since all securities are traded in established markets, we consider the liquidity risk to be immaterial. Some of the securities in which the company has invested bear interest rate risk, as a change in market derived interest rates may cause the fair value of the investment to fluctuate. The portfolio has an average duration of less than three years and no securities have more than six years, which means that a change in the interest rates of 1% point will cause the fair value of the securities to change by approximately 3%.

Approximately 7% of the portfolio is invested in USD, and accordingly Genmab is exposed to a foreign exchange risk in the short term. The position is used to hedge future expenses in USD, and no financial instruments, such as options or futures contracts, have been entered into to reduce the exposure to short-term changes in foreign currency exchange rates. A 10% change in the USD to DKK exchange rate will cause our USD denominated securities to impact our net financial items by approximately DKK 8 million.

The DKK portfolio has generated a yield of 2.1% to be recognized in 2006, and the USD portfolio generated a corresponding 4.8% yield during the year. In 2005, the figures were 2.7% and 2.5%, respectively.

Please refer to the section on Risk Management in the Directors' Report for additional details.

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Cost per January 1	878,286	749,159	155,136	132,328	878,286	749,159
Additions for the year	2,448,512	1,072,535	432,492	189,447	2,448,512	1,072,535
Disposals for the year	(2,017,381)	(943,408)	(356,340)	(166,639)	(2,017,381)	(943,408)
Cost per December 31	**1,309,417**	**878,286**	**231,288**	**155,136**	**1,309,417**	**878,286**
Adjustment to fair value per January 1	(6,730)	(10,297)	(1,189)	(1,819)	(6,730)	(10,297)
Adjustment to fair value for the year	(7,429)	3,567	(1,312)	630	(7,429)	3,567
Adjustment to fair value per December 31	**(14,159)**	**(6,730)**	**(2,501)**	**(1,189)**	**(14,159)**	**(6,730)**
Net book value per December 31	**1,295,258**	**871,556**	**228,787**	**153,947**	**1,295,258**	**871,556**

Notes to the Financial Statements

12. Marketable Securities (continued)

Specification of the portfolio per December 31

	Genmab Group and Parent Company							
	Cost 2006	Cost 2006	Market Value 2006	Market Value 2006	Cost 2005	Cost 2005	Market Value 2005	Market Value 2005
	DKK'000	USD'000 (Unaudited)	DKK'000	USD'000 (Unaudited)	DKK'000	USD'000 (Unaudited)	DKK'000	USD'000 (Unaudited)
Kingdom of Denmark bonds	644,912	113,914	636,329	112,398	403,125	71,206	395,457	69,851
Other Danish securities	575,738	101,695	574,057	101,398	348,809	61,612	347,611	61,401
	1,220,650	**215,609**	**1,210,386**	**213,796**	**751,934**	**132,818**	**743,068**	**131,252**
US Government and Federal Agency Notes	46,872	8,279	45,541	8,044	54,262	9,585	55,777	9,852
US Corporate Notes	41,895	7,400	39,331	6,947	72,090	12,733	72,711	12,843
	88,767	**15,679**	**84,872**	**14,991**	**126,352**	**22,318**	**128,488**	**22,695**
Total portfolio	**1,309,417**	**231,288**	**1,295,258**	**228,787**	**878,286**	**155,136**	**871,556**	**153,947**

Scheduled maturities / repricing per December 31

	Genmab Group and Parent Company							
	Cost 2006	Cost 2006	Market Value 2006	Market Value 2006	Cost 2005	Cost 2005	Market Value 2005	Market Value 2005
	DKK'000	USD'000 (Unaudited)	DKK'000	USD'000 (Unaudited)	DKK'000	USD'000 (Unaudited)	DKK'000	USD'000 (Unaudited)
Maturity or repricing within one year	527,210	93,124	524,740	92,687	218,107	38,525	219,769	38,819
Maturity above one year	782,207	138,164	770,518	136,100	660,179	116,611	651,787	115,128
Total portfolio	**1,309,417**	**231,288**	**1,295,258**	**228,787**	**878,286**	**155,136**	**871,556**	**153,947**

13. Deferred Income

Deferred income reflects payments received which will be recognized as revenues over the future financial years. The entire balance of deferred income as per December 31, 2006 is classified as current compared to December 31, 2005, where the non-current part of deferred income was estimated to DKK 71,177 thousand.

Notes to the Financial Statements

14. Warrants

Warrant Scheme

Genmab A/S has established warrant schemes as an incentive for all company employees, including those in our subsidiaries, members of the Board of Directors and members of the executive management as well as certain external consultants with a long-term relationship with us.

Warrants are granted by our Board of Directors in accordance with authorizations given to it by the company's shareholders. Warrant grants are determined by our Board of Directors on a merit basis and upon recommendations of the Compensation Committee. To date, all employees have been granted warrants in connection with their employment. The most recent warrant scheme was adopted by the Board of Directors in August 2004.

Under the terms of the recent warrant schemes, warrants are granted at an exercise price equal to the share price on the grant date. According to the company's Articles of Association, the exercise price cannot be fixed at a lower price than the market price at the grant date.

The warrant schemes contain anti-dilution provisions if changes occur in the company's share capital prior to the warrants being exercised.

Warrants Granted From August 2004

Under the most recent warrant scheme, effective from August 2004, warrants can be exercised from one year after the grant date. The warrant holder may as a general rule only exercise 25% of the warrants granted per full year of employment or affiliation with Genmab after the grant date. However, the warrant holder will be entitled to exercise all warrants in instances where the employment or consultancy relationship is terminated by the company without the warrant holder providing a good reason to do so. All warrants lapse at the tenth anniversary of the grant date.

Warrants Granted Prior to August 2004

Half of the warrants granted under the preceding warrant schemes can be exercised one year after the grant date with the other half exercisable two years after the grant date. The exercise period lasts for three years from the date when a warrant first becomes exercisable. If the warrants are not exercised within these periods, they lapse.

The exercise of warrants is not conditional upon continued employment or affiliation with Genmab. However, upon the conclusion of employment or affiliation, the holder is obligated to offer to sell a specified percentage of shares issued back to the company. The sell back clause is not applicable in the event of termination as a result of the company's breach of the employment or affiliation contract. The sell back clause defines the percentage of shares that the holder is required to offer to sell back to the company. The repurchase price to be paid for the shares by the company in these instances is the warrant holder's original exercise price.

Warrant Activity

As of December 31, 2006, the Board of Directors has been authorized to grant a total of 9,721,263 warrants since the company's inception.

The following schedule specifies the warrant grants. The classification of warrant holders has been updated to reflect the current status of the individual warrant holders; i.e. if a non-employee consultant has been granted warrants and subsequently becomes employed by the company, such person will be included in the "employees" category. As a result, the updated totals of the individual groups may differ from information disclosed in previously issued financial statements.

Notes to the Financial Statements

14. Warrants (continued)

	Genmab Group and Parent Company					
	Number of warrants granted to employees	Number of warrants granted to the Board of Directors	Number of warrants granted to non-employee consultants	Total outstanding warrants	Weighted average exercise price DKK	Weighted average exercise price USD (Unaudited)
Outstanding at December 31, 2004	**3,096,546**	**747,000**	**187,500**	**4,031,046**	**107.28**	**18.95**
Granted April 20, 2005	67,500	-	-	67,500	116.00	20.49
Granted June 7, 2005	304,000	261,000	-	565,000	114.00	20.14
Granted August 10, 2005	303,000	-	4,000	307,000	101.00	17.84
Granted September 21, 2005	7,250	-	-	7,250	115.00	20.31
Granted December 1, 2005	23,250	-	-	23,250	130.00	22.96
Exercised in February 2005	(149,491)	(82,500)	(41,500)	(273,491)	48.07	8.49
Exercised in March 2005	(4,550)	-	(25,000)	(29,550)	55.70	9.84
Exercised in May 2005	(116,912)	(147,500)	(10,000)	(274,412)	56.73	10.02
Exercised in June 2005	(135,400)	(25,000)	(51,000)	(211,400)	59.36	10.49
Exercised in August 2005	(6,850)	-	(15,000)	(21,850)	51.67	9.13
Exercised in November 2005	(31,875)	(500)	-	(32,375)	53.68	9.48
Exercised in December 2005	(11,650)	-	(2,500)	(14,150)	101.22	17.88
Expired in 2005	(711,326)	(35,000)	(27,500)	(773,826)	169.02	29.85
Outstanding at December 31, 2005	**2,633,492**	**717,500**	**19,000**	**3,369,992**	**107.23**	**18.94**
Granted March 2, 2006	148,375	-	-	148,375	184.00	32.50
Granted April 25, 2006	54,500	-	-	54,500	210.50	37.18
Granted June 21, 2006	314,000	290,000	-	604,000	173.00	30.56
Granted September 19, 2006	146,550	-	-	146,550	224.00	39.57
Granted December 13, 2006	80,500	-	-	80,500	330.00	58.29
Exercised in March 2006	(336,167)	-	(2,500)	(338,667)	105.51	18.64
Exercised in May 2006	(219,148)	(1,500)	(7,000)	(227,648)	126.63	22.37
Exercised in July 2006	(45,874)	-	-	(45,874)	137.58	24.30
Exercised in September 2006	(91,587)	(8,000)	-	(99,587)	90.57	16.00
Exercised in November 2006	(77,981)	-	-	(77,981)	129.71	22.91
Exercised in December 2006	-	-	(500)	(500)	116.00	20.49
Expired in 2006	(284,850)	(37,500)	-	(322,350)	166.63	29.43
Outstanding at December 31, 2006	**2,321,810**	**960,500**	**9,000**	**3,291,310**	**127.75**	**22.57**

Notes to the Financial Statements

14. Warrants (continued)

Weighted Average Exercise Price

The following table summarizes the weighted average exercise price of outstanding warrants to DKK 127.75.

For warrants exercisable at year end, the weighted average exercise price is DKK 90.87. The table also shows the value of outstanding warrants at year end.

Exercise price	Exercise price	Warrants exercisable from	Number of warrants outstanding	Weighted average remaining contractual life (in years)	Value of outstanding warrants at year end	Value of outstanding warrants at year end	Number of warrants exercisable
DKK	USD (Unaudited)				DKK	USD (Unaudited)	
		Preceding Warrant Scheme					
33.70	5.95	September 26, 2003	147,494	0.74	347.23	61.33	147,494
37.00	6.54	June 25, 2004	84,420	1.33	344.80	60.90	84,420
51.50	9.10	December 4, 2004	625	1.93	332.08	58.66	625
59.00	10.42	November 11, 2004	17,000	3.07	327.58	57.86	17,000
62.50	11.04	October 10, 2004	43,100	1.41	320.74	56.65	43,100
86.00	15.19	April 1, 2005	54,581	1.88	300.10	53.01	54,581
139.50	24.64	June 28, 2003	71,000	0.49	243.10	42.94	71,000
183.00	32.32	March 20, 2003	9,375	0.22	198.71	35.10	9,375
190.00	33.56	February 15, 2003	40,425	0.13	191.18	33.77	40,425
196.00	34.62	March 7, 2003	37,500	0.18	185.22	32.72	37,500
		Current Warrant Scheme					
86.00	15.19	August 3, 2005	709,787	7.59	320.14	56.55	344,512
89.50	15.81	September 22, 2005	30,950	7.73	318.58	56.27	14,163
97.00	17.13	December 1, 2005	64,937	7.92	314.75	55.60	24,062
101.00	17.84	August 10, 2006	296,128	8.61	315.01	55.64	65,878
114.00	20.14	June 7, 2006	560,501	8.43	307.37	54.29	136,751
115.00	20.31	September 21, 2006	6,000	8.72	308.28	54.45	563
116.00	20.49	April 20, 2006	60,312	8.30	305.95	54.04	9,687
130.00	22.96	December 1, 2006	23,250	8.92	301.56	53.27	5,813
173.00	30.56	June 21, 2007	604,000	9.47	285.66	50.46	-
184.00	32.50	March 2, 2007	148,375	9.16	279.16	49.31	-
210.50	37.18	April 25, 2007	54,500	9.31	270.07	47.70	-
224.00	39.57	September 19, 2007	146,550	9.72	268.22	47.38	-
330.00	58.29	December 13, 2007	80,500	9.95	237.62	41.97	-
127.75	**22.57**		**3,291,310**	**7.44**	**300.07**	**53.00**	**1,106,949**

Compensation Expenses Relating to Warrants

The company accounts for stock based compensation by recognizing compensation expenses related to warrants granted to employees, board members and non-employee consultants in the income statement. Such compensation expenses represent calculated values of warrants granted and do not represent actual cash expenditures.

For warrants granted after November 7, 2002, the company applies IFRS 2, "*Share-based Payment*", according to which the fair value of the warrants at

Notes to the Financial Statements

14. Warrants (continued)

grant date is recognized as an expense in the income statement over the vesting period. A corresponding amount is recognized in a separate reserve under equity.

Compensation expenses under IFRS 2 totalled DKK 39,200 thousand in 2006 compared to DKK 23,839 thousand in 2005. IFRS 2 compensation expenses in the separate financial statements of the parent company were DKK 28,844 thousand in 2006 and DKK 16,523 thousand in 2005.

Warrants granted prior to November 7, 2002 are not comprised by IFRS 2.

The company account for such warrants by use of the intrinsic value method for employees and the Board of Directors and the fair value method for non-employee consultants. No expenses have been recognised in the income statement in 2006 or 2005 for warrants granted prior to November 2002.

The fair value of each warrant grant is calculated using the Black Scholes pricing model with the following assumptions:

	2006	2005
Expected dividend yield	0%	0%
Expected stock price volatility	43%	32%
Risk-free interest rate	3.75%	3.05%
Expected life of warrants - preceding warrant scheme	4 years	4 years
Expected life of warrants - current warrant scheme	6 years	6 years

The expected stock price volatility has been determined as the historical volatility of the company's stock price for the latest 12 months prior to the balance sheet date.

The risk-free interest rate is determined as the interest rate on Danish government bonds (bullet issues) with a maturity of 5 years.

Notes to the Financial Statements

15. Internal Shareholders

Number of ordinary shares owned	December 31, 2005	Acquired	Sold	December 31, 2006
Board of Directors				
Lisa N. Drakeman	511,040	-	-	511,040
Ernst Schweizer	195,340	1,500	(34,500)	162,340
Irwin Lerner	50,000	-	-	50,000
Michael Widmer	-	-	-	-
Karsten Havkrog Pedersen	-	-	-	-
Anders Gersel Pedersen	-	8,000	(8,000)	-
	756,380	**9,500**	**(42,500)**	**723,380**
Management				
Lisa N. Drakeman, see above	-	-	-	-
Jan van de Winkel	210,000	20,000	-	230,000
Claus Juan Møller-San Pedro	331,635	-	-	331,635
Bo Kruse	26,400	500	-	26,900
	568,035	**20,500**	**-**	**588,535**
Total	**1,324,415**	**30,000**	**(42,500)**	**1,311,915**

Number of warrants held	December 31, 2005	Granted	Exercised	Expired	December 31, 2006
Board of Directors					
Lisa N. Drakeman	405,000	200,000	-	-	605,000
Ernst Schweizer	112,500	15,000	(1,500)	-	126,000
Irwin Lerner	20,000	15,000	-	-	35,000
Michael Widmer	90,000	30,000	-	(25,000)	95,000
Karsten Havkrog Pedersen	45,000	15,000	-	(12,500)	47,500
Anders Gersel Pedersen	45,000	15,000	(8,000)	-	52,000
	717,500	**290,000**	**(9,500)**	**(37,500)**	**960,500**
Management					
Lisa N. Drakeman, see above	-	-	-	-	-
Jan van de Winkel	190,000	100,000	-	-	290,000
Claus Juan Møller-San Pedro	190,000	100,000	-	-	290,000
Bo Kruse	113,000	75,000	(500)	-	187,500
	493,000	**275,000**	**(500)**	**-**	**767,500**
Total	**1,210,500**	**565,000**	**(10,000)**	**(37,500)**	**1,728,000**

After year end, Irwin Lerner has resigned from Genmab's Board of Directors in the light of his recently expanded responsibilities as Interim President and Chief Executive Officer of Medarex, Inc.

Notes to the Financial Statements

16. Related Party Disclosures

Medarex, Inc. and GenPharm International, Inc.
Medarex is considered a related party due to relationships between members of management in Medarex and Genmab. On December 31, 2006, Medarex, Inc. owned approximately 18.5% of the outstanding shares of the company through its wholly owned subsidiary, GenPharm International, Inc.

During 1999 and 2000, Medarex granted 16 fully paid-up exclusive licenses to the company to use its HuMAb-Mouse® and to produce human monoclonal antibodies for 16 antigens to be specified by Genmab. Furthermore, Genmab was granted the right to access the TC Mouse™ technology on commercial terms and received a non-exclusive license to use the HuMAb technology to produce human monoclonal antibodies for an unlimited number of antigens, subject to availability and the payment of fees, milestones and royalties.

In 2000, Genmab entered into the Genomics Agreement with Medarex, pursuant to which Genmab received the exclusive rights to market the transgenic mouse technologies for certain multi-target (five or more targets) European genomics partnerships. Genmab's territory included companies with European headquarters that had either developed or gained access to genomics or other novel targets. In exchange for the rights granted to Genmab by Medarex, the company issued shares at a value equalling USD 2 million to Medarex through GenPharm at the inception of the agreement and Genmab has paid Medarex USD 2 million per year in cash or in shares for 4 years from 2001 to 2004. The Genomics Agreement had an initial term of five years with a right exercisable by Genmab to extend the term for further two years. Based on available targets discovered to date, Genmab believes that the potential for multi-target alliances has been addressed during the initial term of the agreement, and the agreement has not been renewed. As a result, the agreement expired in August 2005. The rights of the parties with respect to any third party genomics partnerships in effect or under active negotiation at the time of expiration of the Genmab/Medarex collaboration will continue without regard to such expiration.

In June 2001, Genmab and Medarex entered into a collaboration agreement to develop HuMax-Inflam. Under the agreement, the parties will share the costs associated with the pre-clinical and clinical development of the product and will share the commercialization rights and royalties. In 2006, this collaboration led to net expenses of DKK 800 thousand compared to net expenses of DKK 225 thousand in 2005.

The company has acquired licenses from Medarex at an amount totalling DKK 6,019 thousand in 2006. In 2005, the total payments, including milestones amounted to DKK 22,685 thousand.

As per December 31, 2006, the company had a balance payable to Medarex of DKK 3,555 thousand. As per end of 2005, the company had no unsettled balances with Medarex.

IPC-Services A/S (previously IPC-Nordic A/S)
IPC-Services (previously IPC-Nordic) is considered a related party, as the company is controlled by a member of management of Genmab. In 2005, Genmab purchased drug supply distribution services from IPC-Nordic and IPC-Services and paid total fees of DKK 55 thousand. We have not acquired services from IPC-Nordic or IPC-Services in 2006 and had no balances outstanding with these companies as per December 31, 2006 or per December 31, 2005.

Notes to the Financial Statements

16. Related Party Disclosures (continued)

Genmab B.V.

Genmab B.V. is a 100% owned subsidiary of Genmab A/S and included in the consolidated financial statements. Genmab B.V. performs research and development activities on behalf of the parent company. The fees paid by Genmab A/S for such services have been determined following an arms length principle and the total fees for 2006 were DKK 111,822 thousand compared to DKK 93,237 thousand for 2005. The employees of Genmab B.V. participate in the Group's warrant programs. For 2006, warrant compensation expenses under IFRS 2 totalling DKK 6,981 thousand have been invoiced from the parent company to Genmab B.V. compared to DKK 5,190 thousand for 2005. Further, Genmab A/S has entered into a sublease arrangement with Genmab B.V. with respect to laboratory equipment. The total payments received by the parent company under such leases during 2006 were DKK 6,715 thousand compared to DKK 6,373 thousand during 2005. Finally, Genmab B.V. is financed through loans from the parent company generating interest income of DKK 1,064 thousand for 2006 compared to DKK 790 thousand for 2005. As per December 31, 2006, Genmab A/S had receivables under the lease arrangements totalling DKK 18,206 and other payables of DKK 1,575 thousand compared to lease receivables of DKK 20,341 thousand and other receivables of DKK 3,100 thousand as per December 31, 2005. All transactions and balances between the companies have been eliminated in the consolidated financial statements of the Genmab Group.

Genmab, Inc.

Genmab, Inc. is a 100% owned subsidiary of Genmab A/S and included in the consolidated financial statements. Genmab, Inc. performs clinical trial activities on behalf of the parent company. The fees paid by Genmab A/S for such services have been determined following an arms length principle and the total fees for 2006 were DKK 57,611 thousand compared to DKK 48,123 thousand for 2005. The employees of Genmab, Inc. participate in the Group's warrant programs. For 2006, warrant compensation expenses under IFRS 2 totalling DKK 3,083 thousand have been invoiced from the parent company to Genmab, Inc. compared to DKK 2,126 thousand for 2005. Genmab, Inc. is financed through loans from the parent company generating interest income of DKK 55 thousand for 2006 compared to DKK 37 thousand for 2005. As per December 31, 2006, Genmab A/S had a balance payable to Genmab, Inc. of DKK 4,001 thousand compared to DKK 2,658 thousand as per December 31, 2005. All transactions and balances between the companies have been eliminated in the consolidated financial statements of the Genmab Group.

Genmab Ltd.

Genmab Ltd. is a 100% owned subsidiary of Genmab A/S and included in the consolidated financial statements. Genmab Ltd. began operations in 2006 and performs clinical trial activities on behalf of the parent company. The fees paid by Genmab A/S for such services have been determined following an arms length principle and the total fees for 2006 were DKK 2,504 thousand. The employees of Genmab Ltd. participate in the Group's warrant programs. For 2006 warrant compensation expenses under IFRS 2 totalling DKK 293 thousand have been invoiced from the parent company to Genmab Ltd. Genmab Ltd. is financed through loans from the parent company generating interest income of DKK 64 thousand for 2006. As per December 31, 2006, Genmab A/S had a balance payable to Genmab Ltd. of DKK 519 thousand. No transactions or balances were recorded between Genmab A/S and Genmab Ltd. during 2005. All transactions and balances between the companies have been eliminated in the consolidated financial statements of the Genmab Group.

Notes to the Financial Statements

16. Related Party Disclosures (continued)

The Company's Board of Directors and its Officers
One member of the Board of Directors has rendered additional services to the company during the year for which he has received consultancy fees totalling DKK 1,060 thousand compared to DKK 4,748 thousand in 2005.

No other significant transactions have taken place with the Board of Directors or the company's officers, except for transactions in the normal course of business, which have been disclosed in the financial statements.

Other Parties
The company has entered into collaboration agreements with or acquired minor equity positions in several companies that are not considered related parties, as the current accounting policies define related parties as one party who controls or exercises significant influence over the other party or the parties being under common control.

17. Commitments

Guarantees and Collaterals
The Group has established a bank guarantee of DKK 3,054 thousand towards a lessor of an office building. In the separate financial statements of the parent company, no such guarantees have been established.

Operating Leases
The Group has entered into operating lease agreements with respect to office space, cars and office equipment. The leases are non-cancelable for various periods up to 2010. The total commitments under operating leases of cars and office equipment amounts to DKK 4,186 thousand, of which DKK 3,336 thousand relates to the parent company.

Future minimum payments under the office leases as of December 31 are as follows:

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Payment due in						
2006	-	15,013	-	2,652	-	3,634
2007	17,729	9,100	3,132	1,607	4,071	-
2008	14,222	9,100	2,512	1,607	455	-
2009	13,774	9,100	2,433	1,607	-	-
2010	13,749	9,100	2,428	1,607	-	-
2011	4,341	-	-	-	-	-
Thereafter	-	-	-	-	-	-
Total	**63,815**	**51,413**	**10,505**	**9,080**	**4,526**	**3,634**

Notes to the Financial Statements

17. Commitments (continued)

Finance Leases

The company and the Group have entered into finance lease contracts, primarily with respect to laboratory equipment. The majority of the finance lease contracts in the Dutch subsidiary have been entered through Genmab A/S in order to take advantage of the financial strength of the parent company by obtaining lower prices. This arrangement is neutral to the parent company, as all terms and conditions of the lease agreement are passed on to the subsidiary on the same terms as from the external lessor. As a result, Genmab A/S has lease receivables from the subsidiary totaling DKK 18,206 thousand, which are included in the net receivable from subsidiaries in the balance sheet of the parent company. Due to the nature of the lease arrangement, including immateriality and neutrality, management does not consider the parent company to be a finance lessor for accounting purposes. Accordingly, the disclosure requirements for finance lease receivables have not been completely fulfilled for the parent company. The lease liability regarding these contracts has been recognized in the balance sheet and covers various periods up to 2011. The average effective interest rate in the parent company's and the Group's lease arrangements is approximately 3.6%.

Future minimum lease payments under such finance leases and the net present value are as follows:

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Minimum lease payments						
Within 1 year	7,547	9,322	1,333	1,647	7,547	6,558
From 1 to 5 years	11,695	15,234	2,066	2,691	11,695	15,234
	19,242	24,556	3,399	4,338	19,242	21,792
Future finance charges	(877)	(1,331)	(155)	(235)	(877)	(1,274)
Total	**18,365**	**23,225**	**3,244**	**4,103**	**18,365**	**20,518**
Net present value of future payments						
Within 1 year	7,440	9,171	1,314	1,620	7,440	6,464
From 1 to 5 years	10,925	14,054	1,930	2,483	10,925	14,054
Total	**18,365**	**23,225**	**3,244**	**4,103**	**18,365**	**20,518**

In addition to the finance leases included in the table above, the Group and the parent company have acquired laboratory equipment totaling DKK 362 thousand in a lease tranche starting on January 1, 2007.

At the end of 2006, all finance lease commitments recorded in the separate financial statements of the parent company are fully reflected in subleases entered into with the subsidiary Genmab B.V. Accordingly, the minimum lease payments and the net present value of such future payments are fully set-off by the receivable of DKK 18,206 thousand included in receivables from subsidiaries.

Notes to the Financial Statements

17. Commitments (continued)

Other Purchase Obligations

The company and the Group have entered into a number of agreements which are mainly within the area of manufacturing services related to the research and development activities. Under the current development plans, the contractual obligations will lead to the following future payments:

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Payment due in						
2006	-	111,119	-	19,627	-	108,900
2007	127,739	14,100	22,563	2,491	126,300	14,100
2008	20,700	6,300	3,656	1,113	20,700	6,300
2009	7,900	2,600	1,395	459	7,900	2,600
2010	1,200	390	212	69	1,200	390
Thereafter	-	176	-	31	-	176
Total	**157,539**	**134,685**	**27,826**	**23,790**	**156,100**	**132,466**

License Agreements

The company is a party to a number of license agreements which require the company to pay royalties if and when the company commercializes products utilizing the licensed technology.

18. Contingent Assets and Contingent Liabilities

We may be entitled to potential milestone payments and royalties on successful commercialization of products developed under license and collaboration agreements with our partners. Since the size and timing of such payments is uncertain, the agreements may qualify as contingent assets. However, it is not possible to measure the value of such contingent assets, and, accordingly, no such assets have been recognized.

As part of the license and collaboration agreements that the company has entered into, once a product is developed and commercialization is carried out, milestone and royalty payments will be required. It is not possible to measure the value of such future payments, but the company expects to generate future income from such products which will exceed any milestone and royalty payments.

Notes to the Financial Statements

19. Fees to Auditors Appointed at the Annual General Meeting

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
PricewaterhouseCoopers						
Audit	1,109	1,195	196	211	640	750
Other services	1,016	2,055	179	363	568	1,235
Total fees	**2,125**	**3,250**	**375**	**574**	**1,208**	**1,985**

20. Reconciliation from IFRS to US GAAP

The financial statements of the Group and the parent company are prepared in accordance with IFRS, which differ in certain aspects from US GAAP. For convenience of the reader, we have provided a reconciliation of the net result under IFRS to the corresponding net result under US GAAP. US GAAP has additional disclosure requirements with respect to some of the areas included in the reconciliation, but such disclosures have not been included in this note.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, "*Reporting Comprehensive Income*", establishes US GAAP for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income, which is a component of shareholders' equity, includes all unrealized gains and losses (including exchange rate gains and losses) on debt and equity securities classified as "Available-for-sale." Such securities would be classified as marketable securities in the financial statements under US GAAP and such unrealized gains and losses would be included in a separate statement in order to determine comprehensive income.

In accordance with IFRS, Genmab classifies such securities as financial assets at fair value through profit or loss. Unrealized gains and losses (including exchange rate adjustments) are included in the income statement as financial items and in shareholders' equity as part of the accumulated deficit.

Warrant Compensation Expenses

Under IFRS, the fair value of warrants granted is recognized as an expense in the income statement with a corresponding entry in shareholders' equity. SFAS No. 123R, "*Share-Based Payment (revised)*" includes similar requirements. Adoption of SFAS No. 123R as of January 1, 2006, using the modified prospective application method, led to differences between IFRS and US GAAP, as SFAS No. 123R comprises portions of prior years' warrant grants not fully vested, which are not comprised by IFRS 2.

Accounting for Investments in Subsidiaries

Effective from January 1, 2005, IFRS does not allow the application of the equity method in accounting for investments in subsidiaries in the separate financial statements of the parent company. The revised IAS 27 prescribes measurement at cost or at fair value.

Notes to the Financial Statements

20. Reconciliation from IFRS to US GAAP (continued)

Genmab A/S measures the investments in subsidiaries at cost. US GAAP prescribes the use of the equity method, which results in differences between IFRS and US GAAP in the separate financial statements of the parent company.

Application of US GAAP would have affected net loss for the periods ended December 31, 2006 and 2005 to the extent described below.

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Net loss according to IFRS	**(438,236)**	**(393,590)**	**(77,409)**	**(69,523)**	**(434,907)**	**(386,558)**
Revaluation of marketable securities concerning measurement to market value	1,218	6,040	215	1,067	1,218	6,040
Reversed unrealized exchange rate (gain) / loss on marketable securities	6,353	(10,195)	1,122	(1,801)	6,353	(10,195)
Reversed warrant compensation expenses	39,200	23,839	6,924	4,211	28,844	16,523
US GAAP warrant compensation expenses	(39,883)	-	(7,045)	-	(29,261)	-
Result in subsidiaries under equity method	-	-	-	-	(3,595)	(7,032)
Net loss according to US GAAP	**(431,348)**	**(373,906)**	**(76,193)**	**(66,046)**	**(431,348)**	**(381,222)**
Weighted average number of ordinary shares outstanding during the period - basic and diluted	38,926,758	31,254,973	38,926,758	31,254,973	38,926,758	31,254,973
Basic and diluted net loss per share according to US GAAP	(11.08)	(11.96)	(1.96)	(2.11)	(11.08)	(12.20)
Net loss according to US GAAP	**(431,348)**	**(373,906)**	**(76,193)**	**(66,046)**	**(431,348)**	**(381,222)**
Other Comprehensive income:						
Unrealized gain / (loss) from marketable securities	(1,218)	(6,040)	(215)	(1,067)	(1,218)	(6,040)
Adjustment of foreign currency fluctuations in subsidiaries	(593)	498	(105)	88	(593)	498
Unrealized exchange rate gain / (loss) on marketable securities	(6,353)	10,195	(1,122)	1,801	(6,353)	10,195
Comprehensive income	**(439,512)**	**(369,253)**	**(77,635)**	**(65,224)**	**(439,512)**	**(376,569)**



RECEIVED

2008 APR 28 A 8:24

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GENMAB ANNOUNCES YEAR END 2007 FINANCIAL RESULTS

Summary: Genmab reports financial results for the 12 months ended December 31, 2007.

Copenhagen, Denmark; March 31, 2008 – Genmab A/S (OMX: GEN) announced today results for the financial year ended December 31, 2007.

- Revenues of DKK 530 million (approximately USD 104 million) compared to DKK 136 million (approximately USD 27 million) in 2006.
- An Operating Loss of DKK 437 million (approximately USD 86 million). This compares to an Operating Loss of DKK 472 million (approximately USD 93 million) reported in 2006.
- Net Financial Income totaled DKK 54 million (approximately USD 11 million) compared to Net Financial Income of DKK 34 million (approximately USD 7 million) in 2006.
- A Net Loss of DKK 383 million (approximately USD 76 million) compared to a Net Loss in 2006 of DKK 438 million (approximately USD 86 million). The Net Loss per share was DKK 8.72 (approximately USD 1.72) in 2007 compared to a Net Loss per share of DKK 11.26 (approximately USD 2.22) in 2006. The 2007 Net Loss exceeded Genmab's guidance of DKK 260 to 310 million as a development milestone payment projected for late 2007 was not received until January 2008. The milestone payment of DKK 87 million was triggered by the first patient receiving treatment in the HuMax-CD20 (ofatumumab) Phase III rheumatoid arthritis (RA) program.
- Genmab ended the year with a cash position of DKK 3.7 billion (approximately USD 728 million), which is an increase of approximately DKK 2.0 billion (approximately USD 388 million) from the end of 2006.

USD 1.00 = DKK 5.075 (Danish Central Bank's spot rate on December 31, 2007)

GENMAB ANNOUNCES YEAR END 2007 FINANCIAL RESULTS

2007 Highlights
Genmab achieved a number of business and scientific milestones, as follows:

Partnership progress

- Genmab and GlaxoSmithKline received antitrust clearance for the HuMax-CD20 co-development and commercialization agreement; achieved first two milestones in collaboration
- Achieved three milestones in Roche collaboration
- Gained rights to HuMax-CD4 and HuMax-TAC from Merck Serono and HuMax-IL8 through asset exchange with Medarex

Commenced seven new studies

- HuMax-EGFr - Phase III front line head and neck cancer study by DAHANCA and Phase II non small cell lung cancer study
- HuMax-CD20 - Phase II front line CHOP combination study in follicular non-Hodgkin's lymphoma, 2 RA Phase III studies, Phase II relapsed diffuse large B-cell lymphoma study
- HuMax-CD38 Phase I/II multiple myeloma study

Achieved positive clinical trial results

- HuMax-CD20 Phase II RA data
- Final HuMax-CD4 Phase II cutaneous T-cell lymphoma (CTCL) data
- R1507 Phase I sarcoma data

Presented pre-clinical data

- Positive data for HuMax-HepC, HuMax-EGFr and HuMax-CD20
- Unique mechanisms of action of HuMax-CD4 and HuMax-EGFr

Financial Highlights

- Cash position increased for fourth consecutive year
- Achieved membership in OMXC20 index on the OMX Nordic Exchange Copenhagen

2008 Guidance
We expect to significantly expand development in 2008 in our clinical and pre-clinical programs, including plans to initiate 17 new clinical studies, filing our first biologics license application and selecting two new clinical candidates. We will pay development costs for the new and ongoing pivotal studies in HuMax-CD4 and HuMax-EGFr. Under our collaboration with GSK, we will fund half the development costs for the trials with HuMax-CD20. We expect to continue our increasing level of discovery and pre-clinical work in 2008, developing antibody products for a variety of new and existing disease targets. Finally, the 2008 projections include operating costs from the newly acquired antibody manufacturing facility.

Due to these expanded activities, Genmab's operating costs are expected to be higher in 2008 than in 2007. In combination with increasing revenues in 2008, we are projecting an operating loss of DKK 900 to 1,000 million compared to the DKK 437 million reported for 2007. Under

the conditions described above, the net loss for 2008 is expected to be in the range of DKK 800 to 900 million compared to the net loss of DKK 383 million reported for 2007.

As of December 31, 2007, Genmab had cash, cash equivalents and short-term marketable securities of DKK 3.7 billion (approximately USD 728 million). We expect the 2008 cash burn to consist of USD 240 million (approximately DKK 1.2 billion) paid for the acquisition of the manufacturing facility, operational expenses of approximately DKK 750-800 million (approximately USD 148-158 million) and approximately DKK 40-50 million (approximately USD 8-10 million) in other capital expenditures. We expect to spend over 90% of our 2008 budget on research and development, including the operation of our manufacturing facility and less than 10% on general and administrative expenses. Of the research and development costs, we expect to spend approximately DKK 500 million (approximately USD 98 million) on development for the ofatumumab program.

Total projected revenues for 2008 are expected to be approximately DKK 1.0 billion (approximately USD 197 million), an increase of approximately DKK 470 million (approximately USD 93 million) over 2007 revenues, which were 530 million (approximately USD 104 million). Net financial income is expected to be approximately DKK 70-75 million (approximately USD 14-15 million). Thus, including the manufacturing acquisition and operational expenses, we are projecting a 2008 year end cash position of DKK 1.7 to 1.8 billion (approximately USD 335 to 355 million).

The estimates above are subject to possible change primarily due to the timing and variation of development activities, related income and costs and fluctuating exchange rates. Our projected 2008 revenues consist primarily of milestone payments, for which we cannot always predict the exact timing. Accordingly, any change from projected timing of milestones may directly impact our estimates. The financial guidance also assumes that no further agreements are entered into during 2008 that could materially affect the results. Conversion of our 2008 financial guidance into USD has been made using the Danish Central bank closing spot rate on December 31, 2007, which was USD 1.00 = DKK 5.075.

Conference Call

Genmab's management will hold a conference call to discuss the Financial Results 2007, tomorrow, Tuesday April 1, 2008 at:

3:00 pm CEST
2:00 pm BST
9:00 am EDT

The dial in numbers are as follows:
+1 877 741 4253 (in the US) and ask for the Genmab conference call
+1 719 325 4773 (outside the US) and ask for the Genmab conference call

To listen to a live webcast of the call please visit www.genmab.com.

The annual report for 2007 and slides relevant for the conference call can be found on Genmab's website www.genmab.com. The conference call will be held in English.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using cutting-edge antibody technology, Genmab's world class discovery, development and manufacturing teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###

GENMAB ANNOUNCES YEAR END 2007 FINANCIAL RESULTS

	Genmab Group		Genmab Group	
	2007	2006	2007	2006
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)
Income Statement				
Revenues	529,537	135,547	104,336	26,707
Research and development costs	(849,202)	(513,065)	(167,321)	(101,091)
General and administrative expenses	(117,468)	(94,696)	(23,145)	(18,658)
Operating loss	(437,133)	(472,214)	(86,130)	(93,042)
Net loss	(383,369)	(438,236)	(75,537)	(86,347)
Balance Sheet				
Cash and marketable securities	3,693,443	1,724,333	727,729	339,750
Total assets	3,958,783	1,804,629	780,011	355,571
Shareholders' equity	2,883,279	1,607,582	568,100	316,745
Share capital	44,520	39,648	8,772	7,812
Cash Flow Statement				
Cash flow from operating activities	505,898	(379,623)	99,678	(74,798)
Cash flow from investing activities	(2,362,934)	(451,373)	(465,575)	(88,936)
Cash flow from financing activities	1,560,227	879,033	307,416	173,198
Financial Ratios				
Basic and diluted net loss per share	(8.72)	(11.26)	(1.72)	(2.22)
Year-end share market price	309.00	380.00	60.88	74.87
Price / book value	4.77	9.37	4.77	9.37
Shareholders' equity per share	64.78	40.54	12.76	7.99
Equity ratio	73%	89%	73%	89%
Number of employees at year-end	344	248	344	248



GENMAB ANNOUNCES RESULTS FOR THE FIRST NINE MONTHS OF 2007

Summary: Genmab reports results for the nine month period ended September 30, 2007

Copenhagen, Denmark; October 30, 2007 – Genmab A/S (OMX: GEN) announced today results for the nine month period ended September 30, 2007, as follows:

- Revenues of DKK 356.1 million (approx. USD 67.7 million) for the nine month period ended September 30, 2007. In the same period of 2006, Genmab recognized DKK 105.6 million (approx. USD 20.1 million) in revenues.

- An Operating Loss of DKK 309.0 million (approx. USD 58.8 million). This compares to an Operating Loss of DKK 324.1 million (approx. USD 61.7 million) reported for the corresponding period of 2006.

- Net Financial Income totaled DKK 47.7 million (approx. USD 9.1 million), compared to Net Financial Income of DKK 22.7 million (approx. USD 4.3 million) in the nine month period ended September 30, 2006. Net financial income has benefited from the higher average cash position in 2007.

- A Net Loss of DKK 261.2 million (approx. USD 49.7 million) compared to a Net Loss of DKK 301.5 million (approx. USD 57.3 million) for the same period in 2006. The Net Loss per share was DKK 5.97 (approx. USD 1.14) for the nine month period ended September 30, 2007 compared to DKK 7.79 (approx. USD 1.48) in the nine month period ended September 30, 2006.

- Genmab ended the nine month period with a cash position of DKK 3.921 billion (approx. USD 746 million), which is a net increase of DKK 2.197 billion (approx. USD 417.9 million) from the end of 2006.

Genmab A/S
Toldbodgade 33
1253 Copenhagen K, Denmark

Tel: +45 7020 2728
Fax: +45 7020 2729
CVR no. 2102 3884

GENMAB ANNOUNCES RESULTS FOR THE FIRST NINE MONTHS OF 2007

Highlights
During the third quarter of 2007, Genmab achieved a number of business and scientific milestones, including:

- Regaining all rights to the HuMax-TAC™ antibody from Merck Serono following a portfolio review.

- Roche filing an investigational new drug application (IND) with the FDA for a Genmab antibody.

- Initiation of a Phase III clinical study of HuMax-EGFr™ (zalutumumab) to treat front line head and neck cancer in cooperation with the Danish Head and Neck Cancer Group (DAHANCA).

- An asset exchange agreement with Medarex to gain all rights to HuMax-Inflam™, now known as HuMax-IL8™. Genmab plans to develop the antibody for the treatment of glioblastoma, a cancer of the central nervous system.

- Amending a pivotal study of HuMax-CD20® (ofatumumab) to treat non-hodgkin's lymphoma from two arms to a single arm study.

Outlook
Genmab is maintaining its financial guidance for the year. We expect our revenues to benefit from the achievement of certain development milestones in the fourth quarter of 2007 and we continue to project a 2007 operating loss of DKK 385 to 435 million and a net loss in the range of DKK 260 to 310 million. Genmab's projected December 31, 2007 cash position is expected to be in the range of DKK 3.8 to 3.9 billion.

Conference Call
Genmab will hold a conference call to discuss the results for the nine month period ended September 30, 2007 tomorrow, Wednesday, October 31, 2007, at

2.00 pm CET
1.00 pm GMT
9.00 am EDT

The conference call will be held in English.

GENMAB ANNOUNCES RESULTS FOR THE FIRST NINE MONTHS OF 2007

The dial in numbers are as follows:

+1 800-231-9012 (in the US) and ask for the Genmab conference call
+1 719-457-2706 (outside the US) and ask for the Genmab conference call

A live webcast of the call and relevant slides will be available at www.genmab.com. The webcast will also be archived on Genmab's website.

Selected Consolidated Key Figures

	9 months ended September 30, 2007	9 months ended September 30, 2006	9 months ended September 30, 2007	9 months ended September 30, 2006
	DKK'000	DKK'000	USD'000	USD'000
Income Statement				
Revenues	356,062	105,620	67,726	20,090
Research and development costs	(582,045)	(364,604)	(110,710)	(69,351)
General and administrative expenses	(82,973)	(65,162)	(15,782)	(12,394)
Operating loss	(308,956)	(324,146)	(58,766)	(61,655)
Net loss	(261,226)	(301,495)	(49,687)	(57,347)
Balance Sheet				
Cash and marketable securities	3,921,296	1,858,342	745,862	353,472
Total assets	4,092,670	1,953,554	778,459	371,583
Shareholders' equity	2,972,654	1,721,847	565,422	327,510
Share capital	44,506	39,570	8,465	7,527
Cash Flow Statement				
Cash flow from operating activities	692,865	(240,286)	131,789	(45,704)
Cash flow from investing activities	(2,530,227)	(598,894)	(481,269)	(113,914)
Cash flow from financing activities	1,560,631	871,153	296,845	165,699
Financial Ratios (in DKK / USD)				
Basic and diluted net loss per share	(5.97)	(7.79)	(1.14)	(1.48)
Period-end share market price	325.00	245.00	61.82	46.60
Price / book value	4.87	5.63	4.87	5.63
Shareholders' equity per share	66.79	43.51	12.70	8.28
Number of employees at the end of the period	335	249	335	249

GENMAB ANNOUNCES RESULTS FOR THE FIRST NINE MONTHS OF 2007

About Genmab A/S

Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###



GENMAB ANNOUNCES 2007 FIRST HALF YEAR RESULTS

Summary: Genmab reports results for the six month period ended June 30, 2007.

Copenhagen, Denmark; August 21, 2007 – Genmab A/S (OMX: GEN) announced today results for the six month period ended June 30, 2007. During this period, Genmab reported the following results:

- Genmab's revenues were DKK 279.6 million (approx. USD 50.7 million) for the first half of 2007. In the same period of 2006, Genmab recognized DKK 74.3 million (approx. USD 13.5 million) in revenues.

- An Operating Loss of DKK 118.9 million (approx. USD 21.6 million). This compares to an Operating Loss of DKK 187.5 million (approx. USD 34.0 million) reported for the corresponding period of 2006.

- Net Financial Income totaled DKK 31.8 million (approx. USD 5.8 million), compared to Net Financial Expenses of DKK 2.3 million (approx. USD 0.4 million) in the first six months of 2006. Net Financial Income has benefited from the higher average cash position, whereas the negative net financial income reported for the first half of 2006 was impacted by increasing interest rates and weakening of the USD against the DKK.

- A Net Loss of DKK 87.0 million (approx. USD 15.8 million) compared to a Net Loss of DKK 189.8 million (approx. USD 34.4 million) for the same period in 2006. The Net Loss per share was DKK 2.01 (approx. USD 0.36) for the first half of 2007 compared to DKK 4.96 (approx. USD 0.90) in the first half of 2006.

- Genmab ended the six month period with a cash position of DKK 3.980 billion (approx. USD 722 million), which is a net increase of DKK 2.256 million (approx. USD 409.4 million) from the end of 2006.

Highlights
During the second quarter of 2007, Genmab achieved a number of business and scientific milestones, as follows:

- On June 29, Genmab regained all rights to HuMax-CD4® (zanolimumab) from Merck Serono S.A. and announced final data from the HuMax-CD4 Phase II data in cutaneous T-cell lymphoma (CTCL).

- On June 18, Genmab announced further development plans for HuMax-CD20® (ofatumumab), including clinical expansion into the new disease indications of multiple sclerosis and diffuse large B-cell lymphoma (DLBCL).

- Effective June 18, Genmab became a member of the OMXC20 index on the OMX Nordic Exchange Copenhagen.

- Genmab and GlaxoSmithKline reported positive results from the Phase II study of HuMax-CD20 in rheumatoid arthritis (RA) on June 15. These positive results triggered the first milestone payment to Genmab in the companies' collaboration.

- On June 14, we announced initiation of a Phase II study of HuMax-CD20 in combination with CHOP chemotherapy in previously untreated follicular non-Hodgkin's lymphoma (NHL) patients.

- On June 3, Genmab presented positive pre-clinical data illustrating the broad potential of HuMax-EGFr™ for the treatment of cancer.

- On May 21, Genmab announced positive data showing that HuMax-HepC™ prevented Hepatitis C infection in a pre-clinical study.

- On April 12, Genmab initiated a Phase II study of HuMax-EGFr in combination with chemo-radiation to treat non small cell lung cancer.

Outlook
Genmab is maintaining its financial guidance for the year. We project a 2007 operating loss of DKK 385 to 435 million and a net loss in the range of DKK 260 to 310 million. Genmab's projected December 31, 2007 cash position is expected to be in the range of DKK 3.8 to 3.9 billion.

Conference Call
Genmab will hold a conference call to discuss the first quarter results tomorrow, Wednesday, August 22, 2007, at

3.00 pm CEST
2.00 pm BST
9.00 am EDT

The conference call will be held in English.

The dial in numbers are as follows:

+ 1 800 475 3716 (in the US) and ask for the Genmab conference call
+1 719 457 2728 (outside the US) and ask for the Genmab conference call

A live webcast of the call and relevant slides will be available at www.genmab.com. The webcast will also be archived on Genmab's website.

Selected Consolidated Key Figures

	6 months ended June 30, 2007	6 months ended June 30, 2006	6 months ended June 30, 2007	6 months ended June 30, 2006
	DKK'000	DKK'000	USD'000	USD'000
Income Statement				
Revenues	279,626	74,286	50,742	13,480
Research and development costs	(345,783)	(218,889)	(62,748)	(39,721)
General and administrative expenses	(52,707)	(42,888)	(9,564)	(7,783)
Operating loss	(118,864)	(187,491)	(21,570)	(34,024)
Net loss	(87,019)	(189,801)	(15,791)	(34,443)
Balance Sheet				
Cash and marketable securities	3,979,526	1,917,560	722,145	347,970
Total assets	4,258,665	2,034,605	772,798	369,208
Shareholders' equity	3,112,926	1,806,782	564,888	327,868
Share capital	44,464	39,424	8,069	7,154
Cash Flow Statement				
Cash flow from operating activities	713,630	(161,745)	129,498	(29,352)
Cash flow from investing activities	(2,421,836)	(659,056)	(439,479)	(119,595)
Cash flow from financing activities	1,559,687	858,510	283,029	155,790
Financial Ratios (in DKK / USD)				
Basic and diluted net loss per share	(2.01)	(4.96)	(0.36)	(0.90)
Period-end share market price	353.50	188.53	64.15	34.21
Price / book value	5.05	4.11	5.05	4.11
Shareholders' equity per share	70.01	45.82	12.70	8.31
Number of employees at the end of the period	302	238	302	238

About Genmab A/S

Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com



GENMAB ANNOUNCES 2007 FIRST QUARTER RESULTS

Summary: Genmab reports results for the first three months of 2007.

Copenhagen, Denmark; May 8, 2007 – Genmab A/S (CSE: GEN) announced today results for the three month period ended March 31, 2007. During this period, Genmab reported the following results:

- Genmab's revenues were DKK 79.7 million (approx. USD 14.2 million) for the first quarter of 2007. In the same period of 2006, the Company recognized revenues of DKK 43.0 million (approx. USD 7.7 million).

- An Operating Loss of DKK 105.8 million (approx. USD 18.9 million). This compares to an Operating Loss of DKK 94.8 million (approx. USD 16.9 million) reported for the corresponding period of 2006.

- Net Financial Income totaled DKK 29.0 million (approx. USD 5.2 million), compared to Net Financial Expenses of DKK 6.4 million (approx. USD 1.1 million) in the first three months of 2006.

- A Net Loss of DKK 76.8 million (approx. USD 13.7 million) compared to a Net Loss of DKK 101.1 million (approx. USD 18.1 million) for the same period in 2006. The Net Loss per share was DKK 1.81 (approx. USD 0.32) for the first quarter of 2007 compared to DKK 2.71 (approx. USD 0.48) in the first quarter of 2006.

- Genmab ended the first quarter with a cash position of DKK 4.223 billion (approx. USD 755 million), which is an increase of DKK 2,499 million (approx. USD 447 million) from the end of 2006.

GENMAB ANNOUNCES 2007 FIRST QUARTER RESULTS

Highlights

During the first quarter of 2007, Genmab achieved a number of business and scientific milestones, as follows:

- On March 16, we announced a research cooperation whereby the Danish Head and Neck Cancer Group (DAHANCA) plans to run a Phase III front line study of HuMax-EGFr™ (zalutumuab) in head and neck cancer patients.
- On March 12, we announced new insights into the novel mechanisms of action of HuMax-EGFr.
- On February 5, Genmab and GlaxoSmithKline received antitrust clearance from the Federal Trade Commission and the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Act for the HuMax-CD20™ (ofatumumab) co-development and commercialization agreement.
- Subsequent to the balance sheet date, on April 12, Genmab initiated a Phase II study of HuMax-EGFr in combination with chemo-radiation to treat non small cell lung cancer.

Outlook

Genmab is maintaining its financial guidance for the year. We project a 2007 operating loss of DKK 385 to 435 million and a net loss in the range of DKK 260 to 310 million. The company's projected December 31, 2007 cash position is expected to be in the range of DKK 3.834 to 3.914 billion.

Conference Call

Genmab will hold a conference call to discuss the first quarter results tomorrow, Wednesday, May 9, 2007, at

3.00 pm CEST
2.00 pm BST
9.00 am EDT

The conference call will be held in English.

The dial in numbers are as follows:

+1 800 289 0485 (in the US) and ask for the Genmab conference call
+1 913 981 5518 (outside the US) and ask for the Genmab conference call

To listen to a live webcast of the call please visit:
https://cis.premconf.com/sc/scw.dll/usr?cid=vlllrznlcdlvdnxxl

Relevant slides for the call can be found on www.genmab.com prior to the call.

GENMAB ANNOUNCES 2007 FIRST QUARTER RESULTS

Selected Consolidated Key Figures

	1st quarter of 2007	1st quarter of 2006	1st quarter of 2007	1st quarter of 2006
	DKK'000	DKK'000	USD'000	USD'000
Income Statement				
Revenues	79,669	42,968	14,241	7,680
Research and development costs	(159,317)	(116,017)	(28,477)	(20,738)
General and administrative expenses	(26,170)	(21,708)	(4,678)	(3,880)
Operating loss	(105,818)	(94,757)	(18,914)	(16,938)
Net loss	(76,805)	(101,132)	(13,729)	(18,077)
Balance Sheet				
Cash and marketable securities	4,222,570	2,008,414	754,771	358,998
Total assets	4,319,199	2,112,293	772,044	377,564
Shareholders' equity	3,098,677	1,866,964	553,880	333,713
Share capital	44,333	39,197	7,924	7,006
Cash Flow Statement				
Cash flow from operating activities	941,188	(66,142)	168,233	(11,822)
Cash flow from investing activities	94,547	(753,982)	16,900	(134,772)
Cash flow from financing activities	1,552,481	840,099	277,501	150,165
Financial Ratios (in DKK / USD)				
Basic and diluted net loss per share	(1.81)	(2.71)	(0.32)	(0.48)
Period-end share market price	340.00	194.09	60.77	34.69
Price / book value	4.37	4.07	4.37	4.07
Shareholders' equity per share	77.74	47.63	13.89	8.51
Number of employees at the end of the period	273	220	273	220

About Genmab A/S

Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or

performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

###





Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

GENMAB ANNOUNCES YEAR END 2006 FINANCIAL RESULTS

Copenhagen, Denmark; February 13, 2007 – Genmab A/S (CSE: GEN) announced today results for the financial year ended December 31, 2006. The results were in line with management's expectations:

- Revenue of DKK 136 million (approx. USD 24 million) compared to DKK 99 million (approx. USD 17 million) in 2005.
- An Operating Loss of DKK 472 million (approx. USD 83 million). This compares to an Operating Loss of DKK 428 million (approx. USD 76 million) reported in 2005.
- Net Financial Income totaled DKK 34 million (approx. USD 6 million) compared to Net Financial Income of DKK 34 million (approx. USD 6 million) in 2005.
- A Net Loss of DKK 438 million (approx. USD 77 million) compared to a Net Loss in 2005 of DKK 394 million (approx. USD 70 million). The Net Loss per share was DKK 11.26 (approx. USD 1.99) in 2006 compared to a Net Loss per share of DKK 12.59 (approx. USD 2.22) in 2005.
- Genmab ended the year with a cash position of DKK 1.724 billion (approx. USD 305 million), which is an increase of DKK 471 million (approx. USD 83 million) from the end of 2005.

USD 1.00 = DKK 5.6614 (Danish Central Bank's spot rate on December 31, 2006)

GENMAB ANNOUNCES YEAR END 2006 FINANCIAL RESULTS

Highlights
During 2006, Genmab achieved a number of business and scientific milestones, as follows:

Partnership progress

- Signed agreement with GlaxoSmithKline for co-development and commercialization of HuMax-CD20™ (ofatumumab)

Commenced three new pivotal studies

- HuMax-CD20 Phase III study for follicular NHL
- HuMax-CD20 Phase III study for refractory B-cell CLL
- HuMax-EGFr™ (zalutumumab) Phase III study for head and neck cancer considered incurable with standard treatment

Presented positive clinical trial results

- HuMax-CD20 Phase I/II RA data
- Interim HuMax-CD20 Phase II RA data
- Additional HuMax-CD20 Phase I/II CLL efficacy and duration of response data
- Early HuMax-CD4® (zanolimumab) CTCL pivotal study results
- Preliminary HuMax-CD4 Phase II NCTCL results

Advanced clinical programs

- HuMax-EGFr awarded Fast Track Status from US Food and Drug Administration
- Initiated Phase I/II study of HuMax-EGFr in combination with chemo-radiation as front line treatment of head and neck cancer
- Initiated Phase I/II front line study of HuMax-CD20 in combination with fludarabine and cyclophosphamide for CLL

Advanced pre-clinical pipeline

- HuMax-CD38™ shown to be first antibody known to block the ecto-enzymatic activity of CD38 in pre-clinical studies
- Announced HuMax-ZP3™ cancer program

- Acquired exclusive worldwide rights to develop therapeutics based on angiogenesis targets identified by Bionomics

- Licensed certain rights to MIF receptor target from Cytokine PharmaSciences

Unveiled the UniBody™ platform, a proprietary new technology

Completed private placement of 5,750,000 new shares at DKK 147 per share

2007 Guidance
We expect to expand development in 2007 in our clinical and pre-clinical programs. We will also continue to pay development costs for the ongoing clinical studies in HuMax-CD20 and HuMax-EGFr. Finally, we expect to maintain approximately the same level of discovery and pre-clinical work in 2007 as we did during 2006, developing antibodies for a variety of new and existing disease targets.

As costs will increase for these expanded clinical development activities, Genmab's operating expenses are expected to be higher in 2007 than in 2006. In combination with increasing revenues in 2007, we are projecting an operating loss of DKK 385 to 435 million compared to the DKK 472 million reported for 2006. Under the conditions described above, the net loss for 2007 is expected to be in the range of DKK 260 to 310 million compared to the net loss of DKK 438 million reported for 2006.

As of December 31, 2006, the company's cash, cash equivalents and short term marketable securities equaled DKK 1.724 billion. The company's projected December 31, 2007 cash position is expected to be in the range of DKK 3.834 to 3.914 billion.

Conference Call
Genmab's management will hold a conference call to discuss the Financial Results 2006, tomorrow, Wednesday February 14, 2007 at:

3:00 pm CET
2:00 pm GMT
9:00 am EST

The dial in numbers are as follows:
+1 866 550 6338 (in the US) and ask for the Genmab conference call
+1 347 284 6930 (outside the US) and ask for the Genmab conference call

To listen to a live webcast of the call please visit:
https://cis.premconf.com/sc/scw.dll/usr?cid=vlllrznlrxlvwnwcd

Slides relevant for the conference call can be found on Genmab's website www.genmab.com. The conference call will be held in English.

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. At present, Genmab has multiple partnerships to gain access to disease targets and develop novel human antibodies including agreements with Roche and Amgen. A broad alliance provides Genmab with access to Medarex, Inc.'s array of proprietary technologies, including the UltiMAb® platform for the rapid creation and development of human antibodies to virtually any disease target. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

###

GENMAB ANNOUNCES YEAR END 2006 FINANCIAL RESULTS

	Genmab Group		Genmab Group	
	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)
Income Statement				
Revenues	135,547	98,505	23,942	17,399
Research and development costs	(513,065)	(441,689)	(90,625)	(78,018)
General and administrative expenses	(94,696)	(84,740)	(16,727)	(14,968)
Operating loss	(472,214)	(427,924)	(83,410)	(75,587)
Net loss	(438,236)	(393,590)	(77,409)	(69,523)
Balance Sheet				
Cash and marketable securities	1,724,333	1,252,902	304,577	221,306
Total assets	1,804,629	1,370,431	318,761	242,066
Shareholders' equity	1,607,582	1,118,770	283,955	197,614
Share capital	39,648	33,108	7,003	5,848
Cash Flow Statement				
Cash flow from operating activities	(379,623)	(208,644)	(67,054)	(36,854)
Cash flow from investing activities	(451,373)	(127,547)	(79,728)	(22,530)
Cash flow from financing activities	879,033	297,357	155,268	52,523
Financial Ratios				
Basic and diluted net loss per share	(11.26)	(12.59)	(1.99)	(2.22)
Year-end share market price	380.00	135.89	67.12	24.00
Price / book value	9.37	4.02	9.37	4.02
Shareholders' equity per share	40.54	33.79	7.16	5.97
Number of employees at year-end	248	215	248	215



PASSING OF GENMAB A/S' ANNUAL GENERAL MEETING

Summary: At Genmab A/S' Annual General Meeting held today on April 23, 2008 the Annual Report for 2007 was approved, discharge was given to the Board of Directors and the Management and the year's loss was carried forward. Two members of the Board of Directors were re-elected and PricewaterhouseCoopers was re-elected as auditor of the Company. The proposals from the Board of Directors to change the Articles of Association and authorization to allow the Company to purchase shares in the Company were adopted.

Copenhagen, Denmark; April 23, 2008 – Genmab A/S (OMX: GEN) held its Annual General Meeting, today April 23, 2008 at 3:00 pm at Radisson SAS Scandinavia Hotel, Amager Boulevard 70, 2300 Copenhagen S, Denmark.

At the meeting Chairman of the Board Dr. Michael B. Widmer gave – on behalf of the Board – a report on the Company's activities during the past year. Chief Executive Officer and member of the Board, Lisa N. Drakeman presented plans for the year ahead, and Chief Financial Officer Bo Kruse presented the Annual Report for 2007 endorsed by the auditors. The report was approved and discharge was given to the Board and the Management.

It was decided that the year's loss of DKK 373 million be carried forward by transfer to accumulated deficit, as stated in the Annual Report.

Michael B. Widmer and Karsten Havkrog Pedersen were re-elected to the Board for a further three year period.

PricewaterhouseCoopers, Statsautoriseret Revisionsaktieselskab A/S was reelected as the Company's auditor.

The General Meeting adopted the proposals from the Board to change the Company's Articles of Association, as follows:

- The proposals to remove the current Article 5, Article 6 and Schedule A and to make the consequent amendments to the Articles of Association.

- The proposal to amend Article 5 (previously Article 6A) to authorize the Board of Directors to issue additional warrants – without pre-emption rights for the existing shareholders - that give the right to subscribe up to nominally DKK 1,500,000 shares in the Company to members of the Company's Board of Directors, the Company's employees and consultants as well as employees and consultants of the Company's subsidiaries and to implement the corresponding capital increases related to the warrants issued.

- The proposal to adopt a new Article 5A to the Articles of Association under which the Board of Directors shall be authorized, until April 23, 2013, by one or more issues to raise loans against bonds or other financial instruments up to a maximum amount of DKK 2 billion, or the equivalent amount in USD or EUR, with a right for the lender to convert his claim to new shares in the Company.

- The proposal to amend Article 8 (previously Article 9) so that the requirement of publishing the notice for the General Meeting in a Danish nationwide newspaper is discontinued and the notification is instead published in the computer information system of the Danish Commerce and Companies Agency, by notification to OMX The Nordic Exchange Copenhagen and by posting on the Company's website.

- The proposal to amend Article 12 (previously Article 13) to simplify the staggered board election provisions to a more simple election principle so that the members of the Board of Directors elected by the General Meeting shall be elected for a period which expires at the Annual General Meeting in the Company in the third year after the year of their election.

- The proposal to adopt a new Article 14 to reflect the adoption of general guidelines for incentive-based remuneration for the Board of Directors and Executive Management.

Finally the Board of Directors were authorized according to Section 48 of the Danish Companies Act so that until the next Annual General Meeting the Company may purchase own shares in connection with the buy-back of shares subscribed by employees etc. pursuant to the Company's employee warrant programmes to the extent of up to 2 percent of the Company's share capital and so that the consideration for such shares shall be equal to the exercise price paid for the shares in question.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using cutting-edge antibody technology, Genmab's world class discovery, development and manufacturing teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology

which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-IL8™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; HuMax-CD32b™ and UniBody® are all trademarks of Genmab A/S.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###

Adopted at the annual general meeting of Genmab A/S on April 23, 2008



GENMAB A/S, CENTRAL BUSINESS REG. NO. (CVR NO.) 21023884

GENERAL GUIDELINES ADOPTED PURSUANT TO SECTION 69(B) OF THE DANISH COMPANIES ACT GOVERNING INCENTIVE PROGRAMMES FOR THE BOARD OF DIRECTORS AND THE EXECUTIVE BOARD OF GENMAB A/S

1. **INTRODUCTION**

Pursuant to section 69(b) of the Danish Companies Act (aktieselskabsloven), the board of directors of a listed company is required, before the company enters into a specific incentive payment agreement with a member of its board of directors or management board, to lay down general guidelines governing the company's incentive remuneration of such members. The guidelines shall be considered and adopted at the company's general meeting.

Since its inception in 1999 Genmab A/S has granted warrants to the members of the board of directors and management board in addition to their fixed remuneration. These grants have been reported in the company's annual reports and the terms and conditions governing the warrants follow from the articles of association. The reason for the grant of warrants to members of the board of directors and management board is to align and balance the interests of the company's board of directors and the management board and the shareholders, and to provide an incentive for their commitment to the creation of shareholder value on a long-term basis and to ensure that the company is in a position to recruit qualified persons to serve on the board of directors and management board.

Furthermore, the members of the management board have been comprised by a bonus scheme linked to the achievement of certain predefined annual milestones to create increased focus and provide incentive for the realisation of short-term objectives.

These guidelines set out the general rules relating to incentive programmes for the board of directors and the management board of Genmab A/S.

2. **GENERAL PRINCIPLES**

With a view to aligning and balancing the interests of Genmab A/S' board of directors and the management board and the shareholders, and in order to promote both short-term and long-term objectives, Genmab A/S has decided to adopt these guidelines for incentive programmes for the board of directors and the management board of Genmab A/S.

The incentive programmes are designed with a view to be and are considered to be competitive compared with other similar international biotech companies.

If Genmab A/S enters into a specific incentive payment agreement with members of the board of directors or the management board, such agreement shall be subject to these guidelines.

The guidelines govern only incentive programmes intended for members of the board of directors and the management board of Genmab A/S. Incentive programmes aimed at other executives or key employees are not subject to these guidelines.

The guidelines shall apply to the incentive remuneration of members of the board of directors and the management board of Genmab A/S. If, however, a member of the board of directors or the management board of Genmab A/S is also employed by a subsidiary, any incentive remuneration payable to such person by both Genmab A/S and the subsidiary shall be subject to these guidelines. If, on the other hand, a member of the board of directors or the management board of a subsidiary is not a member of the board of directors or the management board of Genmab A/S, any incentive remuneration payable to such person by the subsidiary shall not be governed by these guidelines.

Whether a member of the board of directors or the management board is found eligible for an incentive programme - and the type of agreement(s) concluded in this respect - will depend on a specific assessment as to whether this is appropriate in order to balance the interests of Genmab A/S' board of directors and management board and Genmab A/S' shareholders, and to promote both short-term and long-term objectives. To this end, the past and expected performance of the member of the board of directors and the management board, incentive and loyalty considerations and the company's position and development shall generally also be taken into account.

3. NON-SHARE-BASED INSTRUMENTS

Board of Directors

Members of the board of directors receive a fixed annual fee and shall not be eligible for non-share-based instruments.

Management Board

Genmab A/S' compensation committee perform an annual review of the remuneration paid to the members of the management board and may decide to include non-share-based bonus agreements, whether ongoing, isolated or event-based in the incentive programme.

A non-share-based instrument, typically a bonus scheme or performance-related contract, may have a term of one or more years and/or be dependent on the occurrence of one or more specific predefined events affecting Genmab A/S. Such bonus may also be a loyalty bonus or any similar bonus. Whether a bonus is paid or not will depend on

the extent to which the requirements are met and the targets reached as defined in the agreement. Such targets may be personal targets relating to the member of the management board's own performance, or they may be based on the results of Genmab A/S, the results of one or more business units of Genmab A/S, or on the occurrence of a specific event.

Currently, the members of the management board may receive a maximum annual bonus of from 60 to 100% of their annual gross salaries dependent of their positions, calculated before any bonus payment, based on their achievement of certain predetermined and well-defined annual milestones.

In addition the members of the management board may receive an extraordinary bonus of at maximum up to 15% of their annual gross salaries, calculated before any bonus payment, based on the occurrence of certain special events or achievements.

Such bonus schemes may enable members of the management board to earn a bonus per calendar year of up to an aggregate maximum of approx. DKK 12 million for all current management board members. This maximum amount will be assessed and may be regulated on an annual basis by the board of directors taking into account, amongst other, the number, experience and qualifications of the management board members.

4. SHARE-BASED INSTRUMENTS

Board of Directors and Management Board

Genmab A/S' compensation committee perform an annual review of the remuneration paid to the members of the board of directors and the management board and may decide to include share-based instruments in the form of warrants (options to subscribe for shares in the company) in the incentive programme.

Warrant programmes constitute a common part of the remuneration paid to members of the board of directors in competing international biotech companies. To remain competitive in the international market and to be able to attract and retain qualified members of the board of directors on a continuous basis it is considered in the best interest of Genmab A/S to follow this practice. A new member of the board of directors is granted up to 50,000 warrants upon election. In addition the members of the board of directors are usually granted up to 40,000 warrants on an annual basis dependent on the financial results of the year in question, the progress of the company's product pipeline as well as specific major important events. According to the company's investigations of corresponding biotech companies this is in line with international practice and contributes to serve the shareholders' long-term interests.

Similarly,warrant programmes constitute a common part of the remuneration paid to members of the management board in competing international companies. To remain

competitive in the international market and to be able to attract and retain qualified members of the management board it is considered in the best interest of Genmab A/S to follow this practice. A new member of the management board is usually granted warrants upon engagement. Furthermore, members of the management board will typically receive warrants in connection with promotions. In addition, the members of the board are usually granted a number of warrants on an annual basis as both a recognition of past contributions and accomplishments and as an incentive for the members of the management board to work for a future value increase of the company. According to the company's investigations of corresponding biotech companies this is in line with international practice and contributes to serve the shareholders' long-term interests.

Warrants granted to members of the board of directors or the management board shall be subject to the conditions laid down in the company's articles of association from time to time.

The warrants may be exercised from one year after the grant date and the warrant holder may as a general rule only exercise 25% of the warrants granted per full year of employment or board membership after the grant date. The warrant holder, may, however, be entitled to exercise all warrants in instances where the employment relationship is terminated by the company without the warrant holder providing a good reason for the company to do so. The warrants shall lapse automatically, without prior notice and without compensation on the tenth (10th) anniversary of the grant date.

In relation to members of the board of directors, the vesting shall cease on the termination date of the board membership regardless of the reason therefore unless otherwise stated in the articles of association.

The warrants are issued without consideration and shall be granted at regularly scheduled board meetings at an exercise price which cannot be lower than the price of the company's shares as noted on OMX The Nordic Exchange Copenhagen at close of business on the day of grant, but not less than par. Accordingly, members of the board of directors and the management board will not be in the position to realize an immediate gain upon the grant of warrants. Not until the time of a later exercise, subject to the vesting rules, the warrant holder may be in a position to gain a pre tax value corresponding to the increase in share price since the grant date, i.e. a DKK10 increase would lead to a gain of DKK10 per warrant.

Genmab prepares its external financial statements in accordance with the International Financial Reporting Standards ("IFRS"). For accounting purposes, the warrant programme governed by these guidelines has had a calculated value ranging from DKK71.02 to DKK157.73 per warrant granted to members of the board of directors and

the management board in 2006 and 2007. The calculated value has been determined by the Black-Scholes option valuation model and assumes that all warrants are fully vested over a four year period. Due to volatility in the company's share price, the net present value of warrants, calculated according to the Black-Scholes option valuation model, granted to members of the board of directors and the management board cannot be determined before the time of grant.

5. CHANGES TO AND TERMINATION OF INCENTIVE PROGRAMMES

The board of directors may change or terminate one or more incentive programmes introduced under these guidelines. In making this decision, the criteria that were used for the purpose of implementing the programme shall be taken into account. Such changes may, however, be made only in accordance with these guidelines. Any more far-reaching changes shall be subject to approval by the general meeting.

6. PUBLICATION AND COMMENCEMENT OF INCENTIVE PAYMENT AGREEMENTS

A provision must be included in the company's articles of association stipulating that the general meeting has adopted guidelines on incentive remuneration of executive board members, see section 69(b)(2) of the Danish Companies Act.

When adopted at the annual general meeting of Genmab A/S on April 23, 2008, the guidelines shall without undue delay be made available to the public at Genmab A/S' website, (www.genmab.com), specifying the date of adoption by the general meeting. Likewise, if the general meeting subsequently amends the guidelines, the revised guidelines shall without undue delay also be made available to the public at Genmab A/S' website (www.genmab.com), specifying the date of the amendment by the general meeting

Specific incentive payment agreements may be concluded as from the day following the date of publication of the adopted guidelines at Genmab A/S' website (www.genmab.com).

---ooOoo---



Genmab A/S
Toldbodgade 33
P.O. Box 9068
DK-1253 Copenhagen K
Tel. +45 7020 2728
Fax +45 7020 2729
www.genmab.com
CVR no. 2102 3884

April 7, 2008

Dear Shareholder,

I have great pleasure in enclosing the invitation to attend Genmab A/S's Annual General Meeting to be held on

Wednesday, April 23, 2008 at 3:00 pm CEST at

the Radisson SAS Scandinavia Hotel
Amager Boulevard 70
DK-2300 Copenhagen
Denmark

During 2007, Genmab continued working toward its goals of bringing urgently needed new medicine to patients, its transformation into a late stage antibody development company and building toward a potential commercial future. Some of our key achievements in 2007 included making significant progress on the HuMax-CD20 (ofatumumab) collaboration with GlaxoSmithKline and broadly expanding our existing pipeline. Genmab now has seven Phase III clinical programs compared to four at the beginning of the year and ten products in clinical development.

The Annual General Meeting will give you an opportunity to hear more detail about the many achievements made by the Genmab team in 2007 and I very much look forward to seeing you there. However, if you cannot attend, I encourage you to return the enclosed proxy.

Sincerely yours,
Genmab A/S

Lisa N. Drakeman, Ph.D.
Chief Executive Officer, Genmab



To Shareholders in Genmab A/S

Genmab A/S
Toldbodgade 33
P.O. Box 9068
DK-1253 Copenhagen K
Denmark
Tel. +45 7020 2728
Fax +45 7020 2729
www.genmab.com
CVR no. 2102 3884

April 7, 2008

ANNUAL GENERAL MEETING

(Complete proposals)

Genmab A/S (in the following the "Company") hereby summon the Annual General Meeting on

Wednesday April 23, 2008 at 3:00 pm CEST

at the Radisson SAS Scandinavia Hotel, Amager Boulevard 70, 2300 Copenhagen S, Denmark.

Agenda:

1. Report of the Board of Directors on the Company's activities during the year.

2. Presentation of the audited Annual Report 2007 for approval and the discharge of the Board of Directors and the Management.

3. Decision as to the settlement of loss according to the approved Annual Report.

   The Board of Directors proposes that the year's loss of DKK 373 million be carried forward by transfer to accumulated deficit.

4. Election of members of the Board of Directors.

   Pursuant to Article 13 of the Company's Articles of Association, the members of the Board of Directors are elected for periods of three years. The election period for Michael B. Widmer and Karsten Havkrog Pedersen expires at the General Meeting. The Board of Directors proposes to re-elect Michael B. Widmer and Karsten Havkrog Pedersen for a further three year period.

5. Election of auditor.

   The Board of Directors proposes re-election of PricewaterhouseCoopers, Statsautoriseret Revisionsaktieselskab A/S as the Company's elected auditor.

6. Proposals from the Board of Directors:

   (a) All warrants granted pursuant to the current Article 5 have been exercised or have lapsed as non exercised on 26 September 2007. Consequently, it is proposed that both the current Article 5 of the Articles of Association and the related Schedule A are removed from the Articles.

   (b) The contents of Article 6 of the Articles of Association have been removed on August 30, 2005 and it is proposed that the reference to this removal is deleted.

   (c) As a reflection of the removal of Articles 5 and 6, cf. (a) and (b) above, it is proposed that the current Article 6A will be renumbered Article 5. The current Articles 7 through 14 will be renumbered accordingly.

   (d) Under the existing authorization for the Board of Directors to issue warrants in the current Article 6A (changed to Article 5, cf. (c) above) of the Articles of Association 1,776,200 warrants remain un-issued. The Board proposes to amend Article 5 to authorize the issue of additional warrants - without pre-emption rights for the existing shareholders - that give the right to subscribe up to nominally DKK 1,500,000 shares in the Company to members of the Company's Board of Directors, the Company's employees and consultants as well as employees and consultants of the Company's subsidiaries and to implement the corresponding capital increases. The Board of Directors believes that it is necessary for the Company, in order for it to be able to retain and attract a sufficient number of qualified employees, board members and consultants on an ongoing basis, to be able to offer warrants as part of the employment or affiliation with the Company etc.

       In Article 5 it is further proposed to add that the Board of Directors have exercised the authorizations contained in Article 5 as stipulated in a new Schedule A, which is attached as an integral part of the Articles of Association.

   (e) Pursuant to the Company's warrant programmes from 1999–2003, past employees etc. who exercise warrants may – depending on the period of employment – be obligated to sell back to the Company between 0-100% of the shares subscribed. In order that the Company may itself make the buy-back right effective with respect to such shares, the Board of Directors requests authorization cf. Section 48 of the Danish Companies Act, so that until the next Annual General Meeting the Company may purchase own shares in connection with the buy-back of shares subscribed by employees etc. pursuant to the Company's employee warrant programmes to the extent of up to 2 percent of the Company's share capital and so that the consideration for such shares shall be equal to the exercise price paid for the shares in question. A similar authorization was granted on last year's Annual General Meeting.

(f) The Board of Directors shall be authorized, until April 23, 2013, by one or more issues to raise loans against bonds or other financial instruments up to a maximum amount of DKK 2 billion, or the equivalent amount in USD or EUR, with a right for the lender to convert his claim to new shares in the Company (convertible loans).

(g) In the current Article 9 (changed to Article 8 cf. (c) above) it is proposed to discontinue the requirement of publishing the notice for the general meeting in a Danish nationwide newspaper and instead publish the notification in the computer information system of the Danish Commerce and Companies Agency, by notification to OMX The Nordic Exchange Copenhagen and by posting on the Company's website.

(h) In the current Article 13 (changed to Article 12 cf. (c) above) it is proposed to simplify the staggered board election provisions to a more simple election principle so that the members of the Board of Directors elected by the General Meeting shall be elected for a period which expires at the Annual General Meeting in the Company in the third year after the year of their election. A third (1/3) of the members of the Board of Directors shall be up for election each year.

(i) It is proposed to adopt general guidelines for incentive-based remuneration for the Board of Directors and Executive Management and to add a new Article 14 to reflect that such guidelines have been adopted.

Re item 1 on the agenda:

It is proposed to take note of the report of the Board of Directors.

Re item 2 on the agenda:

It is proposed to approve the audited Annual Report and to grant discharge to the Board of Directors and the Management.

Re item 3 on the agenda:

It is proposed that the loss of DKK 373 million for the accounting year 2007 be carried forward by transfer to accumulated deficit.

Re item 4 on the agenda:

Pursuant to Article 13 of the Company's Articles of Association, the members of the Board of Directors are elected for periods of three years. The election period for Michael B. Widmer and Karsten Havkrog Pedersen expires at the General Meeting. The Board of Directors proposes to re-elect Michael B. Widmer and Karsten Havkrog Pedersen for a further three year period.

About Michael B. Widmer
Dr. Widmer is Chairman of our Board of Directors and has been a member of our Board since March 2002. Dr. Widmer is the former Vice President and Director of Biological Sciences of Immunex Corporation in Seattle. Prior to joining Immunex

in 1984, he was an assistant professor in Laboratory Medicine and Pathology at the University of Minnesota. He is a former Scholar of the Leukemia Society of America. His research has centered on regulation of the immune and inflammatory response. He has authored over 100 scientific publications. During his tenure at Immunex, Dr. Widmer pioneered the use of cytokine antagonists, particularly soluble cytokine receptors, as pharmacologic regulators of inflammation. He was instrumental in the development of Enbrel, a soluble receptor for TNF marketed by Amgen and Wyeth Ayerst for the treatment of rheumatoid arthritis. He received a Ph.D. in genetics from the University of Wisconsin in 1976 and completed a postdoctoral fellowship in Immunology at the Swiss Institute for Experimental Cancer Research in Lausanne, Switzerland.

About Karsten Havkrog Pedersen
Mr. Pedersen has been a member of our Board since March 2002. He has more than 25 years experience as an attorney within Danish corporate law and corporate governance. Mr. Pedersen has been a partner in the law firm Hjejle, Gersted & Mogensen since 1981. He was admitted as barrister to the Supreme Court of Justice in 1983. Mr. Pedersen was a member of the Danish Appeal Board (2000-2003) and he was a member of the Danish Bar and Law Society, Committee of Legal Affairs 2001-2007. From 1991-2004, he was a member of the Editorial Committee of the Danish legal magazine Lov & Ret. Mr. Pedersen is a member of the board for BIG Fonden and its subsidiaries and other Danish legal entities.

It is the opinion of the Board of Directors that both Michael B. Widmer and Karsten Havkrog Pedersen are independent.

Re item 5 on the agenda:

The Board of Directors proposes re-election of PricewaterhouseCoopers, Statsautoriseret Revisionsaktieselskab A/S as the Company's elected auditor.

Re item 6 (a) on the agenda:

All warrants granted pursuant to the current Article 5 have been exercised or have lapsed as non exercised on 26 September 2007. Consequently, it is proposed that both the current Article 5 of the Articles of Association and the related Schedule A are removed from the Articles.

Re item 6 (b) on the agenda:

The contents of Article 6 of the Articles of Association have been removed on August 30, 2005 and it is proposed that the reference to this removal is deleted.

Re item 6 (c) on the agenda:

As a reflection of the removal of Articles 5 and 6, cf. (a) and (b) above, it is proposed that the current Article 6A will be renumbered Article 5. The current Articles 7 through 14 will be renumbered accordingly.

Re item 6 (d) on the agenda:

Under the existing authorization for the Board of Directors to issue warrants in the current Article 6A (changed to Article 5, cf. (c) above) of the Articles of

Association 1,776,200 warrants remain un-issued. The Board proposes to amend Article 5 to authorize the issue of additional warrants - without pre-emption rights for the existing shareholders - that give the right to subscribe up to nominally DKK 1,500,000 shares in the Company to members of the Company's Board of Directors, the Company's employees and consultants as well as employees and consultants of the Company's subsidiaries and to implement the corresponding capital increases. The Board of Directors believes that it is necessary for the Company, in order for it to be able to retain and attract a sufficient number of qualified employees, board members and consultants on an ongoing basis, to be able to offer warrants as part of the employment or affiliation with the Company etc.

In Article 5 it is further proposed to add that the Board of Directors have exercised the authorizations contained in Article 5 as stipulated in a new Schedule A, which is attached as an integral part of the Articles of Association.

Following adoption of this proposal the amended Article 5 will have the following wording:

"§5

By decision of the General Meeting on April 24, 2003 the Board of Directors was authorized to issue warrants to subscribe the Company's shares up to a nominal value of DKK 500,000 and to increase the nominal registered share capital of the Company up to the nominal value of DKK 500,000 through cash payments in connection with the exercise of warrants. The authorization was originally granted for a period ending on April 23, 2008 but was by decision by the General Meeting on April 1, 2004 prolonged until March 31, 2009 as regards the issuance of the warrants in question and the related cash capital increases.

Further, by decision of the General Meeting on April 1, 2004 the Board of Directors is authorized to issue on one or more occasions additional warrants to subscribe the Company's shares up to a nominal value of DKK 1,250,000 and to make the related capital increases in cash up to a nominal value of DKK 1,250,000. This authorization shall remain in force for a period ending on March 31, 2009.

Moreover, by decision of the General Meeting on April 20, 2005 the Board of Directors is authorized to issue on one or more occasions warrants to subscribe the Company's shares up to a nominal value of DKK 2,500,000 and to make the related capital increases in cash up to a nominal value of DKK 2,500,000. This authorization shall remain in force for a period ending on April 19, 2010.

Moreover, by decision of the General Meeting on April 25, 2006 the Board of Directors is authorized to issue on one or more occasions warrants to subscribe the Company's shares up to a nominal value of DKK 1,200,000 and to make the related capital increases in cash up to a nominal value of DKK 1,200,000. This authorization shall remain in force for a period ending on April 24, 2011.

Moreover, by decision of the General Meeting on April 19, 2007 the Board of Directors is authorized to issue on one or more occasions warrants to subscribe the Company's shares up to a nominal value of DKK 1,000,000 and to make the related capital increases in cash up to a nominal value of DKK 1,000,000. This authorization shall remain in force for a period ending on April 19, 2012.

Moreover, by decision of the General Meeting on April 23, 2008 the Board of Directors is authorized to issue on one or more occasions warrants to subscribe the Company's shares up to a nominal value of DKK 1,500,000 and to make the related capital increases in cash up to a nominal value of DKK 1,500,000. This authorization shall remain in force for a period ending on April 23, 2013.

The authorizations entitle the Board of Directors to issue warrants to members of the Company's Board of Directors, the Company's employees and consultants as well as employees and consultants of the Company's subsidiaries in that it is noted that pursuant to the authorization originally granted on April 24, 2003 (as prolonged in accordance with the first full section of this Article 5) no warrants can be granted to members of the Board of Directors or registered managers to whom warrants have previously been issued. The existing shareholders of the Company shall not have a right of pre-emption in connection with the issue of warrants based on these authorizations. One warrant shall give the right to subscribe one share with a nominal value of DKK 1 at a subscription price per share determined by the Board of Directors which, however, shall be no less than the market price per share of the Company's shares at the time of issue.

The exercise period for the issued warrants shall be determined by the Board of Directors.

The Board of Directors is authorized to set out more detailed terms for the warrants that are to be issued based on these authorizations.
The existing shareholders of the Company shall not have a right of pre-emption in connection with issue of shares on the basis of warrants. The shares that are issued through the exercise of warrants shall have the same rights as existing shares cf. these Articles of Association.

The Board of Directors have exercised the above authorizations as stipulated in Schedule A which is an integral part of these Articles."

The new Schedule A will have the following wording:

"Schedule A
Under the authorisation of April 24, 2003 by the General Meeting to issue up to 500,000 warrants to subscribe shares in the Company the Board of Directors have on June 24, 2003 issued warrants to subscribe for up to 146,025 of the Company's shares, each with a nominal value of DKK 1 to the Company's employees and consultants as well as employees and consultants of its subsidiaries. 97,561 of these warrants had on November 21, 2007 been exercised. The decisions of the Board of Directors are set out in schedule B to these Articles of Association and are an integral part of these articles.

Under the authorisation of April 24, 2003 by the General Meeting to issue up to 500,000 warrants to subscribe shares in the Company the Board of Directors have on October 10, 2003 issued warrants to subscribe for up to 57,600 of the Company's shares, each with a nominal value of DKK 1 to the Company's employees and consultants as well as employees and consultants of its subsidiaries. 41,250 of these warrants had on September 18, 2007 been exercised. The decisions of the Board of Directors are set out in schedule B to these Articles of Association and are an integral part of these articles.

Under the authorization of April 24, 2003 by the General Meeting to issue up to 500,000 warrants to subscribe shares in the Company the Board of Directors have on November 11, 2003 issued warrants to subscribe for up to 25,000 of the Company's shares, each with a nominal value of DKK 1 to a member of the Board of Directors. All of these warrants had on February 14, 2007 been exercised. The decisions of the Board of Directors are set out in schedule B to these Articles of Association and are an integral part of these articles.

Under the authorization of April 24, 2003 by the General Meeting to issue up to 500,000 warrants to subscribe shares in the Company, the Board of Directors have on December 4, 2003 issued warrants to subscribe for up to 7,250 of the Company's shares, each with a nominal value of DKK 1 to employees of its subsidiaries. All of these warrants had on February 14, 2007 been exercised. The decisions of the Board of Directors are set out in schedule B to these Articles of Association and are an integral part of these articles.

Under the authorisation of April 24, 2003 by the General Meeting to issue up to 500,000 warrants to subscribe shares in the Company and authorization of April 1, 2004 to issue 1,250,000 warrants, the Board of Directors has on April 1, 2004 issued warrants to subscribe for up to 68,750 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 68,750 related to the warrants issued. 33,682 of these warrants had on September 18, 2007 been exercised. The decisions of the Board of Directors are set out in schedule B to these Articles of Association and are an integral part of these articles.

Under the authorization of April 24, 2003 by the General Meeting to issue up to 500,000 warrants to subscribe shares in the Company and authorization of April 1, 2004 to issue 1,250,000 warrants, the Board of Directors has on August 3, 2004 issued warrants to subscribe for up to 730,550 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 730,550 related to the warrants issued. 60,950 of these warrants had on November 21, 2007 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 24, 2003 by the General Meeting to issue up to 500,000 warrants to subscribe shares in the Company and authorization of April 1, 2004 to issue 1,250,000 warrants, the Board of Directors has on September 22, 2004 issued warrants to subscribe for up to 33,575 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 33,575 related to the warrants issued. 12,425 of these warrants had on November 21, 2007 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 24, 2003 by the General Meeting to issue up to 500,000 warrants to subscribe shares in the Company and authorization of April 1, 2004 to issue 1,250,000 warrants, the Board of Directors has on December 1, 2004 issued warrants to subscribe for up to 81,750 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its

subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 81,750 related to the warrants issued. 32,250 of these warrants had on June 1, 2007 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 24, 2003 by the General Meeting to issue up to 500,000 warrants to subscribe shares in the Company and authorization of April 1, 2004 to issue 1,250,000 warrants, the Board of Directors has on April 20, 2005 issued warrants to subscribe for up to 67,500 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 67,500 related to the warrants issued. 13,884 of these warrants had on September 18, 2007 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles..

Under the authorization of April 1, 2004 by the General Meeting to issue up to 1,250,000 warrants to subscribe shares in the Company and authorization of April 20, 2005 to issue 2,500,000 warrants, the Board of Directors has on June 7, 2005 issued warrants to subscribe for up to 565,000 of the Company's shares, each with a nominal value of DKK 1 to officers and employees of the Company and its subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 565,000 related to the warrants issued. 26,655 of these warrants had on November 21, 2007 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 1, 2004 by the General Meeting to issue up to 1,250,000 warrants to subscribe shares in the Company and authorization of April 20, 2005 to issue 2,500,000 warrants, the Board of Directors has on August 10, 2005 issued warrants to subscribe for up to 307,000 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 307,000 related to the warrants issued. 26,544 of these warrants had on November 21, 2007 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 1, 2004 by the General Meeting to issue up to 1,250,000 warrants to subscribe shares in the Company and authorization of April 20, 2005 to issue 2,500,000 warrants, the Board of Directors has on September 21, 2005 issued warrants to subscribe for up to 7,250 of the Company's shares each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 7,250 related to the warrants issued. 1,250 of these warrants had on November 3, 2006 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 1, 2004 by the General Meeting to issue up to 1,250,000 warrants to subscribe shares in the Company and authorization of April 20, 2005 to issue 2,500,000 warrants, the Board of Directors has on December 1, 2005 issued warrants to subscribe for up to 23,250 of the

Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 23,250 related to the warrants issued. 5,462 of these warrants had on September 18, 2007 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 20, 2005 to issue 2,500,000 warrants, the Board of Directors has on March 2, 2006 issued warrants to subscribe for up to 148,375 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 148,375 related to the warrants issued. 3.849 of these warrants had on June 1, 2007 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 20, 2005 to issue 2,500,000 warrants, the Board of Directors has on April 25, 2006 issued warrants to subscribe for up to 54,500 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board has at the same time resolved the necessary cash issue of shares in the amount of DKK 54,500 related to the warrants issued. 5,586 of these warrants had on June 1, 2007 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 20, 2005 to issue 2,500,000 warrants, the Board of Directors has on June 21, 2006 issued warrants to subscribe for up to 604,000 of the Company's shares, each with a nominal value of DKK 1 to members of the board of directors, managers and employees of the Company and its subsidiaries. The Board of Directors has at the same time resolved the necessary cash issue of shares in the amount of DKK 604,000 related to the warrants issued. 2,403 of these warrants had on November 21, 2007 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 20, 2005 to issue 2,500,000 warrants, the Board of Directors has on September 19, 2006 issued warrants to subscribe for up to 146,550 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board of Directors has at the same time resolved the necessary cash issue of shares in the amount of DKK 146,550 related to the warrants issued. 2,749 of these warrants had on November 21, 2007 been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 20, 2005 to issue 2,500,000 warrants, the Board of Directors has on December 13, 2006 issued warrants to subscribe for up to 80,500 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board of Directors has at the same time resolved the necessary cash issue of shares in the amount of DKK 80,500 related to the warrants issued. None of these warrants to subscribe shares have been exercised. The decisions of the Board of Directors are set out in

schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 20, 2005 to issue 2,500,000 warrants, the Board of Directors has on April 19, 2007 issued warrants to subscribe for up to 372,400 of the Company's shares, each with a nominal value of DKK 1 to members of the board of directors and employees of the Company and its subsidiaries. The Board of Directors has at the same time resolved the necessary cash issue of shares in the amount of DKK 372,400 related to the warrants issued. None of these warrants to subscribe shares have been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorizations of April 20, 2005 to issue 2,500,000 warrants and of April 25, 2006 to issue 1,200,000 warrants, the Board of Directors has on June 27, 2007 issued warrants to subscribe for up to 826,045 of the Company's shares, each with a nominal value of DKK 1 to members of the board of directors, managers and employees of the Company and its subsidiaries. The Board of Directors has at the same time resolved the necessary cash issue of shares in the amount of DKK 826,045 related to the warrants issued. None of these warrants to subscribe shares have been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 25, 2006 to issue 1,200,000 warrants, the Board of Directors has on October 4, 2007 issued warrants to subscribe for up to 188,900 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board of Directors has at the same time resolved the necessary cash issue of shares in the amount of DKK 188,900 related to the warrants issued. None of these warrants to subscribe shares have been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles.

Under the authorization of April 25, 2006 to issue 1,200,000 warrants, the Board of Directors has on December 13, 2007 issued warrants to subscribe for up to 132,030 of the Company's shares, each with a nominal value of DKK 1 to employees of the Company and its subsidiaries. The Board of Directors has at the same time resolved the necessary cash issue of shares in the amount of DKK 132,030 related to the warrants issued. None of these warrants to subscribe shares have been exercised. The decisions of the Board of Directors are set out in schedule C to these Articles of Association and are an integral part of these articles."

Re item 6 (e) on the agenda:

Pursuant to the Company's warrant programmes from 1999-2003, past employees etc. who exercise warrants may - depending on the period of employment - be obligated to sell back to the Company between 0-100% of the shares subscribed. In order that the Company may itself make the buy-back right effective with respect to such shares, the Board of Directors requests authorization cf. Section 48 of the Danish Companies Act, so that until the next Annual General Meeting the Company may purchase own shares in connection with the buy-back of shares subscribed by employees etc. pursuant to the

Company's employee warrant programmes to the extent of up to 2 percent of the Company's share capital and so that the consideration for such shares shall be equal to the exercise price paid for the shares in question. A similar authorization was granted on last year's Annual General Meeting.

Re item 6 (f):

It is proposed that the Board of Directors shall be authorized, until April 23, 2013, by one or more issues to raise loans against bonds or other financial instruments up to a maximum amount of DKK 2 billion, or the equivalent amount in USD or EUR, with a right for the lender to convert his claim to new shares in the Company (convertible loans).

The proposal is more specifically to adopt a new Article 5A with the following wording:

"The Board of Directors shall be authorized, until April 23, 2013, by one or more issues to raise loans against bonds or other financial instruments up to a maximum amount of DKK 2 billion, or the equivalent amount in USD or EUR, with a right for the lender to convert his claim to new shares in the Company (convertible loans). Convertible loans may be raised in DKK or the equivalent in foreign currency computed at the rates of exchange ruling at the day of loan. The Board of Directors is also authorized to effect the consequential increase of the share capital. Convertible loans may be raised against payment in cash or in other ways. The Board of Directors may decide to deviate from the shareholders' pre-emption right. If the shareholders' pre-emption right is deviated from, the convertible loans shall be offered at a subscription price and a conversion price that in the aggregate at least corresponds to the market price of the shares at the time of the decision of the Board of Directors. The time limit for conversion may be fixed for a longer period than 5 years after the raising of the convertible loan. The terms for raising of convertible loans shall be determined by the Board of Directors, including loan terms and the rules for conversion of the loans as well as the holder's legal position in case of capital increase, capital decrease, raising of new convertible loans, dissolution, merger or demerger of the Company before the expiry of the right of conversion. Time and terms for the capital increase shall be decided by the Board of Directors. If the Board of Directors exercises the authorization new shares shall be issued to bearer and carry dividend as of a date to be fixed by the Board of Directors. No restrictions shall apply as to the pre-emption right of the new shares, and shall rank pari passu with the existing shares with respect to rights, redeemability and negotiability. The Board of Directors is authorized to amend the Articles of Association as necessary in connection with the capital increases being effected."

Re item 6 (g):

In the current Article 9 (changed to Article 8 cf. (c) above) it is proposed to discontinue the requirement of publishing the notice for the General Meeting in a Danish nationwide newspaper and instead publish the notification in the computer information system of the Danish Commerce and Companies Agency by notification to OMX The Nordic Exchange Copenhagen and by posting on the Company's website.

Following adoption of the proposed amendment, Article 8, Section 4(1) of the Articles of Association will have the following wording:

"The Board of Directors shall call the General Meeting with no less than 2 weeks' notice and not more than 4 weeks' notice by publication in the computer information system of the Danish Commerce and Companies Agency, by notification to OMX The Nordic Exchange Copenhagen and by posting on the Company's website."

Re item 6 (h) on the agenda:

In the current Article 13 (changed to Article 12 cf. (c) above) it is proposed to simplify the staggered board election provisions to a more simple election principle so that the members of the Board of Directors elected by the General Meeting shall be elected for a period which expires at the Annual General Meeting in the Company in the third year after the year of their election. A third (1/3) of the members of the Board of Directors shall be up for election each year.

Following adoption of the proposed amendment, Article 12, Section 2 of the Articles of Association will have the following wording:

"The members of the Board of Directors elected by the General Meeting shall be elected for a period which expires at the Annual General Meeting in the Company in the third year after the year of their election. A third (1/3) of the members of the Board of Directors shall be up for election each year."

Re item 6 (i) on the agenda:

It is proposed to adopt general guidelines for incentive-based remuneration for the Board of Directors and Executive Management and to add a new Article 14 to reflect that such guidelines have been adopted.

On June 1, 2007 the Danish Parliament enacted a new Section 69(b) of the Danish Public Companies Act to the effect that listed companies must adopt general guidelines for incentive-based remuneration for the Board of Directors and executive management.

Accordingly, the Board of Directors proposes the following new Article 14 be added to the Companies' Articles of Association:

"The Company has laid down general guidelines for incentive-based remuneration for the Board of Directors and Executive Management of the Company. The guidelines have been adopted by the Company's General Meeting and they are available on the Company's website: www.genmab.com."

The proposed general guidelines are attached as Appendix A to these complete proposals.

Adoption of the proposals under item 6 (a) to 6 (h) of the agenda to amend the Articles of Association requires that each such proposal is adopted by an affirmative vote of not less than 2/3 of the votes cast as well as of the voting share capital represented at the Annual General Meeting.

As per March 31, 2008 the Company's share capital amounts to DKK 44,519,827 divided into shares of DKK 1 each or any multiple hereof. Each share amount of DKK 1 shall entitle the shareholder to one vote.

No later than 8 days before the Annual General Meeting the agenda, the complete proposals as well as the Annual Report will be made available to the Company's shareholders at the Company's offices at Toldbodgade 33, 1253 Copenhagen K, Denmark. The documents are also available at the Company's website, www.genmab.com.

Admission card/proxy: Any shareholder is entitled to attend the Annual General Meeting after having submitted a request for an admission card no later than Monday April 21, 2008 at 4:00 PM CEST. Admission cards may be requested by contacting VP Investor Services A/S, telephone +45 43 58 88 66 or fax +45 43 58 88 67. Alternatively via www.genmab.com or www.uk.vp.dk/agm.

Shareholders who do not expect to be able to participate in the General Meeting may grant proxy to the Board of Directors or to a person appointed by the shareholder. A form for submitting votes by proxy may be obtained via www.genmab.com. The shareholders exercise their financial rights through their own deposit banks, cf. Section 73,5(2) of the Danish Public Companies Act.

Any shareholder, to whom admission card already has been issued, but who is prevented from attending the Annual General Meeting is kindly asked to notify the company - preferably before Tuesday April 22, 2008.

Copenhagen, April 7, 2008
On behalf of the Board of Directors

MICHAEL B. WIDMER
Chairman

GENMAB A/S, CENTRAL BUSINESS REG. NO. (CVR NO.) 21023884

GENERAL GUIDELINES ADOPTED PURSUANT TO SECTION 69(B) OF THE DANISH COMPANIES ACT GOVERNING INCENTIVE PROGRAMMES FOR THE BOARD OF DIRECTORS AND THE EXECUTIVE BOARD OF GENMAB A/S

1. INTRODUCTION

Pursuant to section 69(b) of the Danish Companies Act (aktieselskabsloven), the board of directors of a listed company is required, before the company enters into a specific incentive payment agreement with a member of its board of directors or management board, to lay down general guidelines governing the company's incentive remuneration of such members. The guidelines shall be considered and adopted at the company's general meeting.

Since its inception in 1999 Genmab A/S has granted warrants to the members of the board of directors and management board in addition to their fixed remuneration. These grants have been reported in the company's annual reports and the terms and conditions governing the warrants follow from the articles of association. The reason for the grant of warrants to members of the board of directors and management board is to align and balance the interests of the company's board of directors and the management board and the shareholders, and to provide an incentive for their commitment to the creation of shareholder value on a long-term basis and to ensure that the company is in a position to recruit qualified persons to serve on the board of directors and management board.

Furthermore, the members of the management board have been comprised by a bonus scheme linked to the achievement of certain predefined annual milestones to create increased focus and provide incentive for the realisation of short-term objectives.

These guidelines set out the general rules relating to incentive programmes for the board of directors and the management board of Genmab A/S.

2. GENERAL PRINCIPLES

With a view to aligning and balancing the interests of Genmab A/S' board of directors and the management board and the shareholders, and in order to promote both short-term and long-term objectives, Genmab A/S has decided to adopt these guidelines for incentive programmes for the board of directors and the management board of Genmab A/S.

The incentive programmes are designed with a view to be and are considered to be competitive compared with other similar international biotech companies.

If Genmab A/S enters into a specific incentive payment agreement with members of the board of directors or the management board, such agreement shall be subject to these guidelines.

The guidelines govern only incentive programmes intended for members of the board of directors and the management board of Genmab A/S. Incentive programmes aimed at other executives or key employees are not subject to these guidelines.

The guidelines shall apply to the incentive remuneration of members of the board of directors and the management board of Genmab A/S. If, however, a member of the board of directors or the management board of Genmab A/S is also employed by a subsidiary, any incentive remuneration payable to such person by both Genmab A/S and the subsidiary shall be subject to these guidelines. If, on the other hand, a member of the board of directors or the management board of a subsidiary is not a member of the board of directors or the management board of Genmab A/S, any incentive remuneration payable to such person by the subsidiary shall not be governed by these guidelines.

Whether a member of the board of directors or the management board is found eligible for an incentive programme - and the type of agreement(s) concluded in this respect - will depend on a specific assessment as to whether this is appropriate in order to balance the interests of Genmab A/S' board of directors and management board and Genmab A/S' shareholders, and to promote both short-term and long-term objectives. To this end, the past and expected performance of the member of the board of directors and

the management board, incentive and loyalty considerations and the company's position and development shall generally also be taken into account.

3. NON-SHARE-BASED INSTRUMENTS

Board of Directors
Members of the board of directors receive a fixed annual fee and shall not be eligible for non-share-based instruments.

Management Board
Genmab A/S' compensation committee perform an annual review of the remuneration paid to the members of the management board and may decide to include non-share-based bonus agreements, whether ongoing, isolated or event-based in the incentive programme.

A non-share-based instrument, typically a bonus scheme or performance-related contract, may have a term of one or more years and/or be dependent on the occurrence of one or more specific predefined events affecting Genmab A/S. Such bonus may also be a loyalty bonus or any similar bonus. Whether a bonus is paid or not will depend on the extent to which the requirements are met and the targets reached as defined in the agreement. Such targets may be personal targets relating to the member of the management board's own performance, or they may be based on the results of Genmab A/S, the results of one or more business units of Genmab A/S, or on the occurrence of a specific event.

Currently, the members of the management board may receive a maximum annual bonus of from 60 to 100% of their annual gross salaries dependent of their positions, calculated before any bonus payment, based on their achievement of certain predetermined and well-defined annual milestones.

In addition the members of the management board may receive an extraordinary bonus of at maximum up to 15% of their annual gross salaries, calculated before any bonus payment, based on the occurrence of certain special events or achievements.

Such bonus schemes may enable members of the management board to earn a bonus per calendar year of up to an aggregate maximum of approx. DKK 12 million for all current management board members. This maximum amount will be assessed and may be regulated on an annual basis by the board of directors taking into account, amongst other, the number, experience and qualifications of the management board members.

4. SHARE-BASED INSTRUMENTS

Board of Directors and Management Board
Genmab A/S' compensation committee perform an annual review of the remuneration paid to the members of the board of directors and the management board and may decide to include share-based instruments in the form of warrants (options to subscribe for shares in the company) in the incentive programme.

Warrant programmes constitute a common part of the remuneration paid to members of the board of directors in competing international biotech companies. To remain competitive in the international market and to be able to attract and retain qualified members of the board of directors on a continuous basis it is considered in the best interest of Genmab A/S to follow this practice. A new member of the board of directors is granted up to 50,000 warrants upon election. In addition the members of the board of directors are usually granted up to 40,000 warrants on an annual basis dependent on the financial results of the year in question, the progress of the company's product pipeline as well as specific major important events. According to the company's investigations of corresponding biotech companies this is in line with international practice and contributes to serve the shareholders' long-term interests.

Similarly,warrant programmes constitute a common part of the remuneration paid to members of the management board in competing international companies. To remain competitive in the international market and to be able to attract and retain qualified members of the management board it is considered in the best interest of Genmab A/S to follow this practice. A new member of the management board is usually granted warrants upon engagement. Furthermore, members of the management board will typically receive warrants in connection with promotions. In addition, the members of the board are usually

granted a number of warrants on an annual basis as both a recognition of past contributions and accomplishments and as an incentive for the members of the management board to work for a future value increase of the company. According to the company's investigations of corresponding biotech companies this is in line with international practice and contributes to serve the shareholders' long-term interests.

Warrants granted to members of the board of directors or the management board shall be subject to the conditions laid down in the company's articles of association from time to time.

The warrants may be exercised from one year after the grant date and the warrant holder may as a general rule only exercise 25% of the warrants granted per full year of employment or board membership after the grant date. The warrant holder, may, however, be entitled to exercise all warrants in instances where the employment relationship is terminated by the company without the warrant holder providing a good reason for the company to do so. The warrants shall lapse automatically, without prior notice and without compensation on the tenth (10th) anniversary of the grant date.

In relation to members of the board of directors, the vesting shall cease on the termination date of the board membership regardless of the reason therefore unless otherwise stated in the articles of association.

The warrants are issued without consideration and shall be granted at regularly scheduled board meetings at an exercise price which cannot be lower than the price of the company's shares as noted on OMX The Nordic Exchange A/S at close of business on the day of grant, but not less than par. Accordingly, members of the board of directors and the management board will not be in the position to realize an immediate gain upon the grant of warrants. Not until the time of a later exercise, subject to the vesting rules, the warrant holder may be in a position to gain a pre tax value corresponding to the increase in share price since the grant date, i.e. a DKK10 increase would lead to a gain of DKK10 per warrant.

Genmab prepares its external financial statements in accordance with the International Financial Reporting Standards ("IFRS"). For accounting purposes, the warrant programme governed by these guidelines has had a calculated value ranging from DKK71.02 to DKK157.73 per warrant granted to members of the board of directors and the management board in 2006 and 2007. The calculated value has been determined by the Black-Scholes option valuation model and assumes that all warrants are fully vested over a four year period. Due to volatility in the company's share price, the net present value of warrants, calculated according to the Black-Scholes option valuation model, granted to members of the board of directors and the management board cannot be determined before the time of grant.

5. CHANGES TO AND TERMINATION OF INCENTIVE PROGRAMMES

The board of directors may change or terminate one or more incentive programmes introduced under these guidelines. In making this decision, the criteria that were used for the purpose of implementing the programme shall be taken into account. Such changes may, however, be made only in accordance with these guidelines. Any more far-reaching changes shall be subject to approval by the general meeting.

6. PUBLICATION AND COMMENCEMENT OF INCENTIVE PAYMENT AGREEMENTS

A provision must be included in the company's articles of association stipulating that the general meeting has adopted guidelines on incentive remuneration of executive board members, see section 69(b)(2) of the Danish Companies Act.

When adopted at the annual general meeting of Genmab A/S on April 23, 2008, the guidelines shall without undue delay be made available to the public at Genmab A/S' website, (www.genmab.com), specifying the date of adoption by the general meeting. Likewise, if the general meeting subsequently amends the guidelines, the revised guidelines shall without undue delay also be made available to the public at Genmab A/S' website (www.genmab.com), specifying the date of the amendment by the general meeting

Specific incentive payment agreements may be concluded as from the day following the date of publication of the adopted guidelines at Genmab A/S' website (www.genmab.com).



ORDER OF ADMISSION CARD/GRANT OF PROXY

Order of admission card or grant of proxy for the Annual General Meeting of Genmab A/S to be held on Wednesday, April 23, 2008 at 3:00 pm CEST at the Radisson SAS Scandinavia Hotel, Amager Boulevard 70, DK-2300 Copenhagen S, Denmark.

Reference of VP Centre:
(Danish Securities Centre)

Nominal DKK shares: Number of Votes:

ORDER OF ADMISSION CARD:

Please tick box:

☐ I will participate in the Annual General Meeting and hereby order an admission card.

☐ Please send an additional admission card for an advisor.

GRANT OF PROXY:

For grant of proxy, please turn page.

I am aware that Genmab is not responsible for delays in the postal services.

I declare that I will not transfer my shares prior to the Annual General Meeting.

Date |_|_|_|_|2|0|0|8| Signature ______________________________

This form must be received by VP Investor Services A/S no later than ***Monday, April 21, 2008 at 4:00 pm CEST*** *either by fax +45 4358 8867 or by using the enclosed reply envelope. Alternatively, you may order your admission card at www.genmab.com or www.uk.vp.dk/agm.*

Grant of Proxy

for use at the Annual General Meeting of Genmab A/S on Wednesday, April 23, 2008.

Reference of VP Centre:
(Danish Securities Centre)

Nominal DKK shares: Number of Votes:

By signing this power of attorney I/we authorise the following person(s) to act on my/our behalf at the Company's Annual General Meeting and to vote according to my/our holding of shares in the Company:

General power of attorney:
Please tick:

☐ the Board of Directors of Genmab A/S to vote in favour of all resolutions on the agenda put forward by the Board of Directors

or

☐ another person ______________________________

____

____

Please state name and address in block letters

or

Specified power of attorney for the Board of Directors of Genmab A/S

To specify which resolutions on the Agenda you wish to grant a power of attorney to the Board of Directors of Genmab A/S to vote for, please tick the boxes below. This power of attorney will be exercised only in the event of a ballot being demanded.

The report by the Board of Directors is not put to the vote.

Resolutions on the Agenda of the Annual General Meeting on April 23, 2008	**FOR**
1. Report of the Board of Directors on the Company's activities during the year	■
2. Approval of the audited Annual Report and discharge of the Board of Directors and the Management from their obligations	☐
3. Decision as to the settlement of loss according to the approved Annual Report	☐
4. Election of members of the Board of Directors	
a. Michael B. Widmer	☐
b. Karsten Havkrog Pedersen	☐
5. Election of auditor: re-election of PricewaterhouseCoopers Statsautoriseret Revisionsaktieselskab A/S	☐
6. Proposals from the Board of Directors:	
a. Proposal from the Board of Directors to change article 5 and Exhibit A of the Articles of Association (current content is removed).	☐
b. Proposal from the Board of Directors to change article 6 of the Articles of Association (current content is removed).	☐
c. Proposal from the Board of Directors to change the current articles 6A through 14 (renumbering cf. a. and b. above).	☐
d. Proposal from the Board of Directors to change article 6A (authorization to issue warrants).	☐
e. Proposal from the Board of Directors to authorize the Board of Directors to let the Company purchase own shares, cf. Section 48 of the Danish Companies Act.	☐
f. Proposal from the Board of Directors to authorize the Board of Directors to raise convertible loans and to add a new article 5A to the Articles of Association to reflect such authorization.	☐
g. Proposal from the Board of Directors to change article 9 of the Articles of Association (the requirement of publishing the notice for the General Meeting in a Danish nationwide newspaper is discontinued).	☐
h. Proposal from the Board of Directors to change article 13 of the Articles of Association (simplification of the staggered board election provisions).	☐
i. Proposal from the Board of Directors to adopt general guidelines for incentive-based remuneration and to add a new article 14 to the Articles of Association to reflect such adoption.	☐

Further, I declare that I will not transfer my shares prior to the Annual General Meeting.

Date | | | | | 2 | 0 | 0 | 8 | Signature ______________________________

This form must be received by VP Investor Services A/S no later than ***Monday, April 21, 2008 at 4:00 pm CEST*** either by fax +45 4358 8867 or by using the enclosed reply envelope.



GENMAB A/S SUMMONS ANNUAL GENERAL MEETING

Summary: Genmab to hold Annual General Meeting on April 23, 2008.

Copenhagen, Denmark; April 7, 2008 – Genmab A/S (OMX: GEN) summon the Annual General Meeting on Wednesday April 23, 2008 at 3:00 pm CEST at the Radisson SAS Scandinavia Hotel, Amager Boulevard 70, 2300 Copenhagen S, Denmark.

Agenda:

1. Report of the Board of Directors on the Company's activities during the year.

2. Presentation of the audited Annual Report 2007 for approval and the discharge of the Board of Directors and the Management.

3. Decision as to the settlement of loss according to the approved Annual Report.

   The Board of Directors proposes that the year's loss of DKK 373 million be carried forward by transfer to accumulated deficit.

4. Election of members of the Board of Directors.

   Pursuant to Article 13 of the Company's Articles of Association, the members of the Board of Directors are elected for periods of three years. The election period for Michael B. Widmer and Karsten Havkrog Pedersen expires at the General Meeting. The Board of Directors proposes to re-elect Michael B. Widmer and Karsten Havkrog Pedersen for a further three year period.

   About Michael B. Widmer
   Dr. Widmer is Chairman of our board of directors and has been a member of our board since March 2002. Dr. Widmer is the former Vice President and Director of Biological Sciences of Immunex Corporation in Seattle. Prior to joining Immunex in 1984, he was an assistant professor in Laboratory Medicine and Pathology at the University of Minnesota. He is a former Scholar of the Leukemia Society of America. His research has centered on regulation of the immune and inflammatory response. He has authored over 100 scientific publications. During his tenure at Immunex, Dr. Widmer pioneered the use of cytokine antagonists, particularly soluble cytokine receptors, as pharmacologic regulators of inflammation. He was instrumental in the development of Enbrel, a soluble receptor for TNF marketed by Amgen and Wyeth Ayerst for the treatment of rheumatoid arthritis. He received a Ph.D. in genetics from the University of Wisconsin in 1976 and

completed a postdoctoral fellowship in Immunology at the Swiss Institute for Experimental Cancer Research in Lausanne, Switzerland.

About Karsten Havkrog Pedersen

Mr. Pedersen has been a member of our board since March 2002. He has more than 25 years experience as an attorney within Danish corporate law and corporate governance. Mr. Pedersen has been a partner in the law firm Hjejle, Gersted & Mogensen since 1981. He was admitted as barrister to the Supreme Court of Justice in 1983. Mr. Pedersen was a member of the Danish Appeal Board (2000-2003) and was a member of the Danish Bar and Law Society, Committee of Legal Affairs (2001-2007). From 1991-2004, he was a member of the Editorial Committee of the Danish legal magazine *Lov & Ret*. Mr. Pedersen is a member of the board for BIG Fonden and its subsidiaries and other Danish legal entities.

5. Election of auditor.

   The Board of Directors proposes re-election of PricewaterhouseCoopers, Statsautoriseret Revisionsaktieselskab A/S as the Company's elected auditor.

6. Proposals from the Board of Directors and/or the shareholders:

   (a) All warrants granted pursuant to the current Article 5 have been exercised or have lapsed as non exercised on 26 September 2007. Consequently, it is proposed that both the current Article 5 of the Articles of Association and the related Schedule A are removed from the Articles.

   (b) The contents of Article 6 of the Articles of Association have been removed on August 30, 2005 and it is proposed that the reference to this removal is deleted.

   (c) As a reflection of the removal of Articles 5 and 6, cf. (a) and (b) above, it is proposed that the current Article 6A will be renumbered Article 5. The current Articles 7 through 14 will be renumbered accordingly.

   (d) Under the existing authorization for the Board of Directors to issue warrants in the current Article 6A (changed to Article 5, cf. (c) above) of the Articles of Association 1,776,200 warrants remain un-issued. The Board proposes to amend Article 5 to authorize the issue of additional warrants - without pre-emption rights for the existing shareholders - that give the right to subscribe up to nominally DKK 1,500,000 shares in the Company to members of the Company's Board of Directors, the Company's employees and consultants as well as employees and consultants of the Company's subsidiaries and to implement the corresponding capital increases. The Board of Directors believes that it is necessary for the Company, in order for it to be able to retain and attract a sufficient number of qualified employees, board members and consultants on an ongoing basis, to be able to offer warrants as part of the employment or affiliation with the Company etc.

In Article 5 it is further proposed to add that the Board of Directors have exercised the authorizations contained in Article 5 as stipulated in a new Schedule A, which is attached as an integral part of the Articles of Association.

(e) Pursuant to the Company's warrant programmes from 1999–2003, past employees etc. who exercise warrants may – depending on the period of employment – be obligated to sell back to the Company between 0-100% of the shares subscribed. In order that the Company may itself make the buy-back right effective with respect to such shares, the Board of Directors requests authorization cf. Section 48 of the Danish Companies Act, so that until the next Annual General Meeting the Company may purchase own shares in connection with the buy-back of shares subscribed by employees etc. pursuant to the Company's employee warrant programmes to the extent of up to 2 percent of the Company's share capital and so that the consideration for such shares shall be equal to the exercise price paid for the shares in question. A similar authorization was granted on last year's Annual General Meeting.

(f) The Board of Directors shall be authorized, until April 23, 2013, by one or more issues to raise loans against bonds or other financial instruments up to a maximum amount of DKK 2 billion, or the equivalent amount in USD or EUR, with a right for the lender to convert his claim to new shares in the Company (convertible loans).

(g) In the current Article 9 (changed to Article 8 cf. (c) above) it is proposed to discontinue the requirement of publishing the notice for the General Meeting in a Danish nationwide newspaper and instead publish the notification in the computer information system of the Danish Commerce and Companies Agency, by notification to OMX The Nordic Exchange Copenhagen and by posting on the Company's website.

(h) In the current Article 13 (changed to Article 12 cf. (c) above) it is proposed to simplify the staggered board election provisions to a more simple election principle so that the members of the Board of Directors elected by the General Meeting shall be elected for a period which expires at the Annual General Meeting in the Company in the third year after the year of their election. A third (1/3) of the members of the Board of Directors shall be up for election each year.

(i) It is proposed to adopt general guidelines for incentive-based remuneration for the Board of Directors and Executive Management and to add a new Article 14 to reflect that such guidelines have been adopted.

Adoption of the proposals under item 6 (a) to 6 (h) of the agenda to amend the Articles of Association requires that each such proposal is adopted by an affirmative vote of not less than 2/3 of the votes cast as well as of the voting share capital represented at the Annual General Meeting.

GENMAB A/S SUMMONS ANNUAL GENERAL MEETING

As per March 31, 2008 the Company's share capital amounts to DKK 44,519,827 divided into shares of DKK 1 each or any multiple hereof. Each share amount of DKK 1 shall entitle the shareholder to one vote.

No later than 8 days before the Annual General Meeting the agenda, the complete proposals as well as the Annual Report will be made available to the Company's shareholders at the Company's offices at Toldbodgade 33, 1253 Copenhagen K, Denmark. The documents are also available at the Company's website, www.genmab.com.

Admission card: Any shareholder is entitled to attend the Annual General Meeting after having submitted a request for an admission card no later than Monday April 21, 2008 at 4:00 PM CEST. Admission cards may be requested by contacting VP Investor Services A/S, telephone +45 43 58 88 66 or fax +45 43 58 88 67. Alternatively via www.genmab.com or www.uk.vp.dk/agm.

Shareholders who do not expect to be able to participate in the General Meeting may grant proxy to the Board of Directors or to a person appointed by the shareholder. A form for submitting votes by proxy may be obtained via www.genmab.com. The shareholders exercise their financial rights through their own deposit banks, cf. Section 73,5(2) of the Danish Public Companies Act.

Any shareholder, to whom admission card already has been issued, but who is prevented from attending the Annual General Meeting is kindly asked to notify the company - preferably before Tuesday April 22, 2008.

Copenhagen, April 7, 2008
On behalf of the Board of Directors

MICHAEL B. WIDMER
Chairman

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using cutting-edge antibody technology, Genmab's world class discovery, development and manufacturing teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoïmmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with

product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-IL8™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; HuMax-CD32b™ and UniBody® are all trademarks of Genmab A/S.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

PASSING OF GENMAB A/S' ANNUAL GENERAL MEETING

Summary: At Genmab A/S' Annual General Meeting held today on April 19, 2007 the Annual Report for 2006 was approved, discharge was given to the Board of Directors and the Management and the year's loss was carried forward. One member of the Board of Directors was re-elected and two new members were elected. PricewaterhouseCoopers was re-elected as auditor of the Company. The proposals from the Board of Directors to change the Articles of Association and authorization to allow the Company to purchase shares in the Company were adopted.

Copenhagen, Denmark; April 19, 2007 – Genmab A/S (CSE: GEN) held its Annual General Meeting, today April 19, 2007 at 2:00 pm at Radisson SAS Royal Hotel, Hamerichsgade 1, 1611 Copenhagen, Denmark.

At the meeting Chairman of the Board Dr. Michael B. Widmer gave – on behalf of the Board – a report on the Company's activities during the past year. Chief Executive Officer and member of the Board, Lisa N. Drakeman presented plans for the year ahead, and Chief Financial Officer Bo Kruse presented the Annual Report for 2006 endorsed by the auditors. The report was approved and discharge was given to the Board and the Management.

It was decided that the year's loss of DKK 438 million be carried forward by transfer to accumulated deficit, as stated in the Annual Report.

Dr. Anders Gersel Pedersen was re-elected to the Board for a further three year period. Dr. Burton G. Malkiel and Hans Henrik Munch-Jensen were elected to the Board for a period of three and two years respectively.

PricewaterhouseCoopers (State Authorized Accountants) was reelected as the Company's auditor.

PASSING OF GENMAB A/S' ANNUAL GENERAL MEETING

The General Meeting adopted the proposals from the Board to change the Company's Articles of Association, as follows:

- The proposal to amend Article 4A of the Articles of Association, authorizing the Board of Directors to issue new shares, so that the authorization is increased from nominally DKK 10,528,798 shares to nominally DKK 15,000,000 shares and it is prolonged to apply for 5 years from this General Meeting, and so that within the 15,000,000 shares the Board may issue up to nominally DKK 2,000,000 shares (including bonus shares) to employees of the Company and its subsidiaries.

- The proposal to amend Article 6A to authorize the Board of Directors to issue additional warrants – without pre-emption rights for the existing shareholders - that give the right to subscribe up to nominally DKK 1,000,000 shares in the Company to members of the Company's Board of Directors, the Company's employees and consultants as well as employees and consultants of the Company's subsidiaries and to implement the corresponding capital increases related to the warrants issued.

- The proposal to amend Article 7 section one of the Articles of Association as a consequence of VP Investor Service A/S's acquisition of the shareholder registry activities from Danske Bank A/S.

- The proposal to amend Article 9 section 4 of the Articles of Association as a consequence of a change of the Danish Companies Act under which it is required that callings for the Company's general meetings are published in the computer information system of the Danish Commerce and Companies Agency.

- The proposal to amend Article 18 of the Articles of Association to reflect the Company's application of the current accounting regulations.

Finally the Board of Directors were authorized according to Section 48 of the Danish Companies Act so that until the next Annual General Meeting the Company may purchase own shares in connection with the buy-back of shares subscribed by employees etc. pursuant to the Company's employee warrant programmes to the extent of up to 2 percent of the Company's share capital and so that the consideration for such shares shall be equal to the exercise price paid for the shares in question.

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. At present, Genmab has multiple partnerships to gain access to disease targets and develop novel human antibodies including agreements with Roche and Amgen. A broad alliance provides Genmab with access to Medarex, Inc.'s array of proprietary technologies, including the UltiMAb® platform for the rapid creation and development of human antibodies to virtually any disease target. In addition, Genmab has

developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-EGFr™; HuMax-Inflam™; HuMax-CD20™; HuMax-TAC™; HuMax-HepC™, HuMax-CD38™; HuMax-ZP3™; and UniBody™ are all trademarks of Genmab A/S.
UltiMAb® is a trademark of Medarex, Inc.

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

GENMAB A/S SUMMONS ANNUAL GENERAL MEETING

Summary: Genmab to hold Annual General Meeting on April 19, 2007.

Copenhagen, Denmark; March 29, 2007 – Genmab A/S (CSE: GEN) summon the Annual General Meeting on Thursday April 19, 2007 at 2:00 pm CEST at the Radisson SAS Royal Hotel, Hammerichsgade 1, 1611 Copenhagen V, Denmark.

Agenda:

1. Report of the Board of Directors on the Company's activities during the year.

2. Presentation of the audited Annual Report for approval and the discharge of the Board of Directors and the Management from their obligations.

3. Decision as to the settlement of loss according to the approved Annual Report.

   The Board of Directors proposes that the year's loss of DKK 438 million be carried forward by transfer to accumulated deficit.

4. Election of members of the Board of Directors.

   Pursuant to Article 13 of the Company's Articles of Association, the members of the Board of Directors are elected for periods of three years. The election period for Anders Gersel Pedersen expires at the General Meeting. The Board of Directors proposes to re-elect Anders Gersel Pedersen for a further three year period.

   The Board of Directors further proposes that Burton G. Malkiel and Hans Henrik Munch-Jensen are elected as new members of the Board of Directors for a three year period and a two year period respectively so that the Board of Directors be composed by seven members.

GENMAB A/S SUMMONS ANNUAL GENERAL MEETING

About Anders Gersel Pedersen

Dr. Pedersen has been a member of our Board since November 2003 and serves as Deputy Chairman of the Board. Dr. Pedersen is Senior Vice President, Development at H. Lundbeck A/S, Denmark. Following his degree in medicine and Research Fellow positions at Copenhagen hospitals, Dr. Pedersen worked for Eli Lilly for eleven years; ten of these as a director of worldwide clinical research in oncology, before joining Lundbeck in 2000. At Lundbeck Dr. Pedersen is responsible for the development of the product pipeline including the clinical research. He is a member of the European Society of Medical Oncology, the International Association for the Study of Lung Cancer, the American Society of Clinical Oncology, the Danish Society of Medical Oncology and the Danish Society of Internal Medicine and serves on the boards of TopoTarget A/S, Alk-Abelló A/S and Lundbeck Cognitive Therapeutics A/S (also a member of the management). Dr. Pedersen received his medical degree and a doctoral degree in neuro-oncology from the University of Copenhagen and a BSc in Business Administration from the Copenhagen Business School.

About Burton G. Malkiel

Dr. Malkiel is the Chemical Bank Chairman's Professor of Economics at Princeton University. His specialties include financial markets, portfolio management, corporate finance, investments and securities valuation. He is widely published in finance, the valuation of stocks and bonds and the operation of financial markets in the United States. Dr. Malkiel was previously professor of Economics, the Gordon S. Rentschler Professor of Economics and Director of the Financial Research Center at Princeton University. He has also served as a member of the Council of Economic Advisors under the administration of US President Gerald R. Ford and was Dean at the School of Management and the William S. Beinecke Professor of Management at Yale University. Dr. Malkiel served as an officer in the United States Army Finance Corps before earning his doctoral degree. Dr. Malkiel is an investment committee member of the American Philosophical Society and the Corvina Foundation and serves on the board of Vanguard Group Ltd. He received his B.A. degree in Economics from Harvard University, a Masters of Business Administration from Harvard Graduate School of Business Administration and a doctorate in Economics and Finance from Princeton University.

About Hans Henrik Munch-Jensen

Mr. Munch-Jensen was Executive Vice President, CFO of H. Lundbeck A/S from 1998 to 2007, where he was responsible for overseeing the company's finance and investor relations activities. He previously served as a politics and finance columnist for the newspaper Dagbladet Børsen and as Vice President of the Copenhagen Stock Exchange. He was a member of various Lundbeck boards as well as the European Federation of Pharmaceutical Industries and Associations (EFPIA) and is currently a board member of Vækstforum, Region Hovedstaden. Mr. Munch-Jensen received his master in Political Science from the University of

Aarhus.

Burton G. Malkiel is 74 years old and will thus exceed the age limit stated in the articles of association, cf. article 13, during the proposed three year term. Election therefore requires that the proposal is adopted by the same majority as that demanded for adoption of a resolution to alter the articles of association.

5. Election of auditor.

   The Board of Directors proposes re-election of PricewaterhouseCoopers, State Authorized Accountants as the Company's elected auditor.

6. Proposals from the Board of Directors and/or the shareholders:

   (a) The Board of Directors proposes to amend Article 4A of the Articles of Association, authorizing the Board of Directors to issue new shares, so that the authorization is increased from nominally DKK 10,528,798 shares to nominally DKK 15,000,000 shares and so that it is prolonged to 5 years from this General Meeting. The Board also proposes to amend article 4A so that, within the 15,000,000 shares – the Board may issue up to nominally DKK 2,000,000 shares (including bonus shares) to employees of the Company and its subsidiaries. The proposal serves to ensure that the Board of Directors is able to use share issues in connection with the entering into of partner deals, M&A activities and in order to raise new capital to ensure the continued development of the Company as well as to be able to attract and retain employees.

   Article 4A of the Articles of Association will following the proposed change include the following wording:

   "The Board of Directors is until April 19, 2012 authorized to increase the nominal registered share capital on one or more occasions by up to nominally DKK 15,000,000 negotiable shares issued to the bearer that shall have the same rights as the existing shares of the Company. The capital increase can be made by cash or by non-cash payment and with or without pre-emption rights for the existing shareholders. Within the authorization to increase the share capital by DKK 15,000,000 shares, the Board of Directors may on one or more occasions and without pre-emption rights for the existing shareholders of the Company issue up to DKK 2,000,000 shares to employees of the Company and its subsidiaries by cash payment at market price or at a discount price as well as by the issue of bonus shares. No transferability restrictions or redemption obligations shall apply to the new shares which shall be negotiable instruments issued to the bearer. The new shares shall give right to dividends and other rights as determined by the Board in its resolution to increase the capital."

   (b) Under the existing authorization for the Board of Directors to issue warrants in Article 6A of the Articles of Association 2,295,575 warrants remain un-issued.

The Board proposes to amend Article 6A by inserting a new section 5 authorizing the issue of additional warrants - without pre-emption rights for the existing shareholders - that give the right to subscribe up to nominally DKK 1,000,000 shares in the Company to members of the Company's Board of Directors, the Company's employees and consultants as well as employees and consultants of the Company's subsidiaries and to implement the corresponding capital increases. The Board of Directors believes that it is necessary for the Company, in order for it to be able to retain and attract a sufficient number of qualified employees, board members and consultants, to be able to offer warrants as part of the employment or affiliation with the Company etc. Article 6A section 5 et seq. following the proposed change are set out below:

"Moreover, by decision of the General Meeting on April 19, 2007 the Board of Directors is authorized to issue on one or more occasions warrants to subscribe the Company's shares up to a nominal value of DKK 1,000,000 and to make the related capital increases in cash up to a nominal value of DKK 1,000,000. This authorization shall remain in force for a period ending on April 19, 2012.

The authorizations entitle the Board of Directors to issue warrants to members of the Company's Board of Directors, the Company's employees and consultants as well as employees and consultants of the Company's subsidiaries in that it is noted that pursuant to the authorization originally granted on April 24, 2003 (as prolonged in accordance with the first full section of this Article 6A) no warrants can be granted to members of the Board of Directors or registered managers to whom warrants have previously been issued. The existing shareholders of the Company shall not have a right of pre-emption in connection with the issue of warrants based on these authorizations. One warrant shall give the right to subscribe one share with a nominal value of DKK 1 at a subscription price per share determined by the Board of Directors which, however, shall be no less than the market price per share of the Company's shares at the time of issue.

The exercise period for the issued warrants shall be determined by the Board of Directors.

The Board of Directors is authorized to set out more detailed terms for the warrants that are to be issued based on these authorizations.

The existing shareholders of the Company shall not have a right of pre-emption in connection with issue of shares on the basis of warrants. The shares that are issued through the exercise of warrants shall have the same rights as existing shares cf. these Articles of Association [...]."

(c) Pursuant to the Company's warrant programmes from 1999–2003, past employees etc. who exercise warrants may – depending on the period of employment – be obligated to sell back to the Company between 0-100% of the shares subscribed. In order that the Company may itself make the buy-back right effective with respect to such shares, the Board of Directors requests authorization cf. Section 48 of the Danish Companies Act, so that until the next Annual General

Meeting the Company may purchase own shares in connection with the buy-back of shares subscribed by employees etc. pursuant to the Company's employee warrant programmes to the extent of up to 2 per cent of the Company's share capital and so that the consideration for such shares shall be equal to the exercise price paid for the shares in question. A similar authorization was granted on last year's Annual General Meeting.

(d) The Board of Directors proposes to amend article 7 section 1 of the Articles of Association as a consequence of VP Investor Services A/S' acquisition of the shareholder registry activities from Danske Bank A/S.

Article 7 section 1 of the Articles of Association will following the proposed change include the following wording:

"The shares are issued to the bearer and they may be entered in the name of their holders in the Company's Register of Shareholders. Until the board decides otherwise the register of shareholders shall be kept by VP Investor Services A/S (VP Services A/S), currently located at Helgeshøj Allé 61, P.O. Box 20, 2630 Taastrup, which has been designated as the Company's registrar."

(e) As a consequence of a change of the Danish Companies Act it is now required that the callings for the Company's general meetings are published in the computer information system of the Danish Commerce and Companies Agency. The Board of Directors proposes to amend article 9 section 4 of the Articles of Association to reflect this.

Article 9 section 4 of the Articles of Association will following the proposed change include the following wording:

"The Board of Directors shall call the General Meeting with no less than 2 weeks' notice and not more than 4 weeks' notice by advertisements inserted in no less than one Danish nationwide newspaper and in the computer information system of the Danish Commerce and Companies Agency. The length of the notice shall be reckoned from the first advertisement. General meetings shall moreover be convened by sending a notice in writing to all shareholders having so requested, to the address indicated to the Company."

(f) The Board of Directors proposes to amend article 18 of the Articles of Association to reflect the Company's application of the current accounting regulations.

Article 18 of the Articles of Association will following the proposed change include the following wording:

"The Company's accounts shall give a true and fair view of the Company's assets and liabilities, of its financial position, and profit and loss, in accordance

with Danish financial reporting rules, international financial reporting standards (IFRS) and possibly US GAAP."

Adoption of the proposals to amend the Articles of Association requires that each such proposal is adopted by an affirmative vote of not less than 2/3 of the votes cast as well as of the voting share capital represented at the Annual General Meeting.

At the latest, 8 days before the Annual General Meeting the agenda, the complete proposals as well as the Annual Report will be made available to the Company's shareholders at the Company's offices at Toldbodgade 33, 1253 Copenhagen K, Denmark. The documents are also available at the Company's website, www.genmab.com.

Admission card: Any shareholder is entitled to attend the Annual General Meeting after having submitted a request for an admission card no later than Monday April 16, 2007 at 4:00 PM CEST. Admission cards may be requested by contacting VP Investor Services A/S, telephone +45 43 58 88 66 or fax +45 43 58 88 67. Alternatively via www.genmab.com or www.uk.vp.dk/agm.

Shareholders who are not able to participate in the General Meeting may grant proxy to the Board of Directors or to a person appointed by the shareholder.

Any shareholder, to whom admission card already has been issued, but who is prevented from attending the Annual General Meeting is kindly asked to notify the company - preferably before Wednesday April 18, 2007.

Copenhagen, March 29, 2007
On behalf of the Board of Directors

MICHAEL B. WIDMER
Chairman

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. At present, Genmab has multiple partnerships to gain access to disease targets and develop novel human antibodies including agreements with Roche and Amgen. A broad alliance provides Genmab with access to Medarex, Inc.'s array of proprietary technologies, including the UltiMAb® platform for the rapid creation and development of human antibodies to virtually any disease target. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller

antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-EGFr™; HuMax-Inflam™; HuMax-CD20™; HuMax-TAC™; HuMax-HepC™, HuMax-CD38™; HuMax-ZP3™; and UniBody™ are all trademarks of Genmab A/S.
UltiMAb® is a trademark of Medarex, Inc.

###



REPORT PURSUANT TO SECTION 28a OF THE DANISH SECURITIES TRADING ACT

Copenhagen, Denmark; April 24, 2008 – Pursuant to Section 28a of the Danish Securities Trading Act, Genmab A/S (OMX: GEN) shall make public information on transactions by managerial employees and their related parties involving Genmab shares and related instruments, as follows:

Name: Jan G.J. van de Winkel
Reason: Member of the Management
Issuer: Genmab A/S
ID code/ ISIN: DK0010272202
Description: Warrants
Transaction: Grant
Trading date: April 24, 2008
Market: OMX Nordic Exchange Copenhagen A/S
Number: 50,000
Value: DKK 3,889,000

The exercise price for each warrant is DKK 254.00. Each warrant entitles the owner to subscribe one share of nominally DKK 1. On the basis of an exercise price of DKK 254.00 and by application of the Black-Scholes formula, the average value of each warrant can be calculated as DKK 77.78 based on an interest rate of 3.73% and the historical volatility of Genmab A/S shares calculated at 24.93%.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using cutting-edge antibody technology, Genmab's world class discovery, development and manufacturing teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including

unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-IL8™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; HuMax-CD32b™ and UniBody® are all trademarks of Genmab A/S.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###



REPORT PURSUANT TO SECTION 28a OF THE DANISH SECURITIES TRADING ACT

Copenhagen, Denmark; November 20, 2007 – Pursuant to Section 28a of the Danish Securities Trading Act, Genmab A/S (OMX: GEN) shall make public information on transactions by managerial employees and their related parties involving Genmab shares and related instruments, as follows:

Name: Hans Henrik Munch-Jensen
Reason: Member of the Board of Directors
Issuer: Genmab A/S
ID code/ ISIN: DK0010272202
Description: Shares
Transaction: Buy
Trading date: November 19, 2007
Market: OMX Nordic Exchange Copenhagen A/S
Number: 300
Market value: DKK 93,750

Name: Mimi Munch-Jensen
Reason: Daughter of Board Member Hans Henrik Munch-Jensen
Issuer: Genmab A/S
ID code/ ISIN: DK0010272202
Description: Shares
Transaction: Buy
Trading date: November 19, 2007
Market: OMX Nordic Exchange Copenhagen A/S
Number: 150
Market value: DKK 46,875

Name: Minna Munch-Jensen
Reason: Daughter of Board Member Hans Henrik Munch-Jensen
Issuer: Genmab A/S
ID code/ ISIN: DK0010272202
Description: Shares
Transaction: Buy
Trading date: November 19, 2007
Market: OMX Nordic Exchange Copenhagen A/S
Number: 150
Market value: DKK 46,875

REPORT PURSUANT TO SECTION 28a OF THE DANISH SECURITIES TRADING ACT

Name: Amalie Munch-Jensen
Reason: Daughter of Board Member Hans Henrik Munch-Jensen
Issuer: Genmab A/S
ID code/ ISIN: DK0010272202
Description: Shares
Transaction: Buy
Trading date: November 19, 2007
Market: OMX Nordic Exchange Copenhagen A/S
Number: 150
Market value: DKK 46,875

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

REPORT PURSUANT TO SECTION 28a OF THE DANISH SECURITIES TRADING ACT

Copenhagen, Denmark; June 4, 2007 – Pursuant to Section 28a of the Danish Securities Trading Act, Genmab A/S (CSE: GEN) shall make public information on transactions by managerial employees and their related parties involving Genmab shares and related instruments, as follows:

Name: Ernst H. Schweizer
Reason: Member of Board of Directors
Issuer: Genmab A/S
ID code/ ISIN: DK 0010272202
Description: Shares
Transaction: Sale
Trading date: June 1, 2007
Market: Copenhagen Stock Exchange
Number: 18,875
Market value: DKK 7,550,000

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome

and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-Inflam™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; HuMax-ZP3™; and UniBody™ are all trademarks of Genmab A/S.

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

REPORT PURSUANT TO SECTION 28a OF THE DANISH SECURITIES TRADING ACT

Copenhagen, Denmark; May 31, 2007 – Pursuant to Section 28a of the Danish Securities Trading Act, Genmab A/S (CSE: GEN) shall make public information on transactions by managerial employees and their related parties involving Genmab shares and related instruments, as follows:

Name	Ernst H. Schweizer
Reason	Member of Board of Directors
Issuer	Genmab A/S
ID code/ ISIN	DK 0010272202
Description	Shares
Transaction	Sale
Trading date	May 24, 2007
Market	Copenhagen Stock Exchange
Number	1,125
Market value	DKK 450,000

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks

associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-Inflam™; HuMax-TAC™; HuMax-HepC™, HuMax-CD38™; HuMax-ZP3™; and UniBody™ are all trademarks of Genmab A/S.

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

REPORT PURSUANT TO SECTION 28a OF THE DANISH SECURITIES TRADING ACT

Copenhagen, Denmark; May 10, 2007 – Pursuant to Section 28a of the Danish Securities Trading Act, Genmab A/S (CSE: GEN) shall make public information on transactions by managerial employees and their related parties involving Genmab shares and related instruments, as follows:

Name	Ernst H. Schweizer
Reason	Member of Board of Directors
Issuer	Genmab A/S
ID code/ ISIN	DK 0010272202
Description	Shares
Transaction	Sale
Trading date	May 9, 2007
Market	Copenhagen Stock Exchange
Number	22,340
Market value	DKK 8,489,200

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks

associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

###

RECEIVED
2008 APR 28 A 8:25
FFICE OF INTERNATIONAL
CORPORATE FINANCE

Fax 0045 70 20 27 29
Genmab A/S
P.O.Box 9068
DK-1253 Copenhagen

Fax 0045 33 12 86 13
Nordic Exchange in Copenhagen
Nikolaj Plads 6
P.O. Box 1040
DK-1007 Copenhagen K

16 February 2007

Notification on Major Holdings pursuant to Section 29 of the Danish Securities Trading Act and Executive Order no. 728 of 11 July 2005

Pursuant to the Danish Securities Trading Act and the Executive Order on Assessment, Notification and Disclosure of Major Holdings in Companies with Shares Listed on a Stock Exchange or Traded in an Authorised Market Place (Executive Order no. 728 of 11 July 2005), Genpharm International Inc., a subsidiary of Medarex Inc., hereby notifies that it has sold 2,578,500 shares in Genmab A/S. Genpharm International Inc. now holds 4,773,604 shares in Genmab A/S equivalent to 10.8 % of the total issued share capital.

On behalf:

Genpharm International Inc.
c/o Medarex, Inc.
707 State Road
Princeton, NJ 08540-1437

W. Bradford Middlekauff



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884


RECEIVED
2008 APR 28 A 8:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

REPORT PURSUANT TO SECTION 28a OF THE DANISH SECURITIES TRADING ACT

Copenhagen, Denmark; February 15, 2007 – Pursuant to Section 28a of the Danish Securities Trading Act, Genmab A/S (CSE: GEN) shall make public information on transactions by managerial employees and their related parties involving Genmab shares and related instruments, as follows:

Name	Lisa N. Drakeman
Reason	President, Chief Executive Officer, Board Member
Issuer	Genmab A/S
ID code/ ISIN	DK 0010272202
Description	Shares
Transaction	Sale
Trading date	February 15, 2007
Market	Copenhagen Stock Exchange
Number	150,000
Market value	DKK 53,092,230

Name	Jan G.J. van de Winkel
Reason	Executive Vice President & Chief Scientific Officer
Issuer	Genmab A/S
ID code/ ISIN	DK 0010272202
Description	Shares
Transaction	Sale
Trading date	February 15, 2007
Market	Copenhagen Stock Exchange
Number	110,000
Market value	DKK 38,934,302

REPORT PURSUANT TO SECTION 28a OF THE DANISH SECURITIES TRADING ACT

Name	Claus Juan Møller-San Pedro
Reason	Executive Vice President & Chief Operating Officer
Issuer	Genmab A/S
ID code/ ISIN	DK 0010272202
Description	Shares
Transaction	Sale
Trading date	February 15, 2007
Market	Copenhagen Stock Exchange
Number	120,000
Market value	DKK 42,473,784

Name	Bo Kruse
Reason	Vice President, Chief Financial Officer
Issuer	Genmab A/S
ID code/ ISIN	DK 0010272202
Description	Shares
Transaction	Sale
Trading date	February 15, 2007
Market	Copenhagen Stock Exchange
Number	20,000
Market value	DKK 7,078,964

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. At present, Genmab has multiple partnerships to gain access to disease targets and develop novel human antibodies including agreements with Roche and Amgen. A broad alliance provides Genmab with access to Medarex, Inc.'s array of proprietary technologies, including the UltiMAb® platform for the rapid creation and development of human antibodies to virtually any disease target. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to

manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-EGFr™; HuMax-Inflam™; HuMax-CD20™; HuMax-TAC™; HuMax-HepC™, HuMax-CD38™; HuMax-ZP3™; and UniBody™ are all trademarks of Genmab A/S.
UltiMAb® is a trademark of Medarex, Inc.

###

Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Genmab

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

REPORT PURSUANT TO SECTION 28a OF THE DANISH SECURITIES TRADING ACT

Copenhagen, Denmark; February 14, 2007 – Pursuant to Section 28a of the Danish Securities Trading Act, Genmab A/S (CSE: GEN) shall make public information on transactions by managerial employees and their related parties involving Genmab shares and related instruments, as follows:

Name	Michael B. Widmer
Reason	Chairman of Board of Directors
Issuer	Genmab A/S
ID code/ ISIN	DK 0010272202
Description	Shares
Transaction	Warrant Exercise
Trading date	February 14, 2007
Market	Copenhagen Stock Exchange
Number	25,000
Market value	DKK 4,900,000

Name	Anders Gersel Pedersen
Reason	Deputy Chairman of Board of Directors
Issuer	Genmab A/S
ID code/ ISIN	DK 0010272202
Description	Shares
Transaction	Warrant Exercise
Trading date	February 14, 2007
Market	Copenhagen Stock Exchange
Number	17,000
Market value	DKK 1,003,000

REPORT PURSUANT TO SECTION 28a OF THE DANISH SECURITIES TRADING ACT

Name	Ernst H. Schweizer
Reason	Member of Board of Directors
Issuer	Genmab A/S
ID code/ ISIN	DK 0010272202
Description	Shares
Transaction	Warrant Exercise
Trading date	February 14, 2007
Market	Copenhagen Stock Exchange
Number	43,500
Market value	DKK 4,063,000

Name	Karsten Havkrog Pedersen
Reason	Member of Board of Directors
Issuer	Genmab A/S
ID code/ ISIN	DK 0010272202
Description	Shares
Transaction	Warrant Exercise
Trading date	February 14, 2007
Market	Copenhagen Stock Exchange
Number	12,500
Market value	DKK 2,450,000

Name	Michael B. Widmer
Reason	Chairman of Board of Directors
Issuer	Genmab A/S
ID code/ ISIN	DK 0010272202
Description	Shares
Transaction	Sale
Trading date	February 14, 2007
Market	Copenhagen Stock Exchange
Number	25,000
Market value	DKK 8,800,000

Name	Anders Gersel Pedersen
Reason	Deputy Chairman of Board of Directors
Issuer	Genmab A/S
ID code/ ISIN	DK 0010272202
Description	Shares
Transaction	Sale
Trading date	February 14, 2007
Market	Copenhagen Stock Exchange
Number	17,000
Market value	DKK 5,984,000

REPORT PURSUANT TO SECTION 28a OF THE DANISH SECURITIES TRADING ACT

Name	Ernst H. Schweizer
Reason	Member of Board of Directors
Issuer	Genmab A/S
ID code/ ISIN	DK 0010272202
Description	Shares
Transaction	Warrant Exercise
Trading date	February 14, 2007
Market	Copenhagen Stock Exchange
Number	43,500
Market value	DKK 15,312,000

Name	Karsten Havkrog Pedersen
Reason	Member of Board of Directors
Issuer	Genmab A/S
ID code/ ISIN	DK 0010272202
Description	Shares
Transaction	Sale
Trading date	February 14, 2007
Market	Copenhagen Stock Exchange
Number	12,500
Market value	DKK 4,400,000

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. At present, Genmab has multiple partnerships to gain access to disease targets and develop novel human antibodies including agreements with Roche and Amgen. A broad alliance provides Genmab with access to Medarex, Inc.'s array of proprietary technologies, including the UltiMAb® platform for the rapid creation and development of human antibodies to virtually any disease target. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to

product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

###

RECEIVED
2008 APR 28 A 8:25
FICE OF INTERNATIONAL CORPORATE FINANCE


gsk
GlaxoSmithKline

Glaxo Group Limited
980 Great West Road
Brentford
Middlesex
TW8 9GS
Tel. +44 (0)20 8047 5000
www.gsk.com

Genmab A/S
P.O. Box 9068
DK-1253 Copenhagen
Denmark
Fax 0045 7020 2729

Copenhagen Stock Exchange
P.O. Box 1040
DK-1007 Copenhagen K
Denmark
Fax 0045 3312 8613

9 February 2007

Notification of Major Holdings pursuant to the Securities Trading, etc. Act, Section 29 and Executive Order No. 728 dated 11 July 2005

Pursuant to the Securites Trading, etc. Act (Section 29) and the Executive Order on Assessment, Notification and Disclosure of Major Holdings in Companies with Shares Listed on a Stock Exchange or Traded in an Authorised Market Place (Executive Order No. 728 dated 11 July 2005), Glaxo Group Limited, hereby notifies that Glaxo Group Limited has subscribed 4,471,202 shares of nominally DKK 1 each in Genmab A/S. The shares have been listed today.

The acquired shares amount to more than 10% of the total share capital in Genmab A/S.

The acquirer is:

Glaxo Group Limited
Glaxo Wellcome House
Berkeley Avenue, Greenford
UB6 0NN Middlesex
United Kingdom

Registered in England & Wales
No. [illegible]

Registered office
Glaxo Wellcome House
Berkeley Avenue, Greenford
Middlesex UB6 0NN

Brentford, England, 9 February 2007

Glaxo Group Limited

By: ______________________

Name: RICHARD STEPHENS [illegible]

Title: Authorized Representative

Unofficial Translation


RECEIVED
2008 APR 28 A 8: 25
FFICE OF INTERNATIONAL
CORPORATE FINANCE

MERCK SERONO

Serono B.V
c/o
Merck Serono International S.A.
9 chemin des Mines
PO Box 54
CH-1211 Geneva 20
Switzerland
Tel. +41 22 414 3839
Fax +41 22 414 3070

Genmab A/S
P.O. Box 9068
DK-1253 Copenhagen
Denmark
Fax 0045 7020 2729

Copenhagen Stock Exchange
P.O. Box 1040
DK-1007 Copenhagen K
Denmark
Fax 0045 3312 8613

18 January 2007 (2)
Page(s) 1 of 2

Correction -

Notification of Major Holdings pursuant to the Securities Trading, etc. Act, Section 29 and Executive Order No. 728 dated 11 July 2005

Ares Tracing S.A. has today published a notification pursuant to the Securities Trading, etc. Act, Section 29 and Executive Order No. 728 dated 11 July 2005.

It shall be clarified that the selling entity is Serono B.V., Alexanderstraat 3-5, 2514 JL's Gravenhage, Holland.

The notification about the sale is correct.

The corrected notification is:

Pursuant to the Securites Tracing, etc. Act (Section 29) and the Executive Order on Assessment, Notification and Disclosure of Major Holdings in Companies with Shares Listed on a Stock Exchange or Traded in an Authorised Market Place (Executive Order No. 728 dated 11 July 2005), Serono B.V., hereby notifies that it has sold all its shares in Genmab A/S, meaning that the threshold of 5% ownership is no longer applicable.

Geneva, Switzerland, 18 January 2007

Serono B.V.

By: [signature]

Name: James B. Singleton

Title: Authorized Representative

Unofficial Translation


MERCK
SERONO

Ares Trading SA
Zone Industrielle de l'Ouriettaz
CH-1170 Aubonne
Tel. +41 21 821 7000
Fax +41 21 808 5530
www.serono.com

Genmab A/S
P.O. Box 9068
DK-1253 Copenhagen
Denmark
Fax 0045 7020 2729

Copenhagen Stock Exchange
P.O. Box 1040
DK-1007 Copenhagen K
Denmark
Fax 0045 3312 8613

18 January 2007
Page(s) 1 of 1

Notification of Major Holdings pursuant to the Securities Trading, etc. Act, Section 29 and Executive Order No. 728 dated 11 July 2005

Pursuant to the Securites Trading, etc. Act (Section 29) and the Executive Order on Assessment, Notification and Disclosure of Major Holdings in Companies with Shares Listed on a Stock Exchange or Traded in an Authorised Market Place (Executive Order No. 728 dated 11 July 2005), Ares Trading S.A., hereby notifies that it has sold all its shares in Genmab A/S, meaning that the threshold of 5% ownership is no longer applicable.

Geneva, Switzerland, 18 January 2007

Ares Trading S.A.

By: ______________________

Name: JAMES SINGLETON

Title: Authorized Representative



Kingswood Fields
Millfield Lane
Lower Kingswood
Tadworth
Surrey KT20 6RB
Telephone. (01737) 836000
Fax: (01737) 836986

Kobenhavns Fondsbors A/S
Nikolaj Plads 6
DK 1067 Kobenhavn K
Denmark
FAX: 00 45 33 12 86 13

and

Genmab AS
Toldbodgade 33
PO Box 9068
Dk-1253 Copenhagen K
Denmark

FAX: 45 70 20 27 29
Tel: 45 70 20 27 28

11 January 2007

Re: Declaration of ownership

Gentlemen,

Enclosed herewith please find the information required by the 1995 Securities Trading Act, Section 29 and Executive Order No.328 of April 22, 1996 of The Board of Business and Companies.

1. The persons making this notification are:

   a/ FMR Corp., an American corporation whose principal business address is c/o Fidelity Investments, 82 Devonshire Street Boston, Massachusetts 02109, United States.

   b/ Fidelity International Limited, a Bermuda Corporation whose principal business address is P. O. Box HM 670, Hamilton HMCX, Bermuda.

   FMR Corp. and FIL are making this notification on behalf of the "mutual funds" and management companies whose names are attached hereto.

2. The person to contact with respect to this notification is Sophie Hughes at 01737 836713 or by FAX at 01737 837450 or email FIL – RegulatoryReporting@uk.fid-intl.com.

3. The corporate name of the company whose shares are held is **Genmab AS.** The company's capital consists of 39.569.874 shares.

4. The 5% threshold was crossed by means of sales of shares on the stock exchange. As a consequence, the number of shares held or deemed to be held by the shareholder is:

   (i) FMRCO, 1,317,100 shares, that is, 3.33% of the total shares,
   (ii) FMTC, 0 shares, that is, 0.00% of the total shares, and
   (iii) FIL, 612,457 shares, that is, 1.55% of the total shares

   The total is 1,929,557 shares, that is, 4.88% of the total shares.

5. Attached hereto please find (i) the corporate name and principal business office of each person who belongs to the group and who holds directly shares, and (ii) the number and percentage of shares held directly by each such person.

6. FMR Corp., FMTC, and FIL are parent companies that have certain common shareholders and whose subsidiaries are management companies who give advice to "mutual funds" with respect to their investment and their portfolios. FMR Corp. and FIL are separate and independent corporate entities. FMR Corp. and FIL are managed independently and their board of Directors are generally composed of different individuals. Their investment decisions are made independently.

   The "mutual funds" are the actual shareholders of the shares discussed herein, each "mutual fund" holds the number of shares indicated on the attached diagram. However, by reason of management agreements between the investment managers and the directors or trustees of the "mutual funds", the management companies have been given the power to make decisions with respect to the shares of the company named in paragraph 3 above, including in certain cases, decisions with respect to voting rights.

   Each management company makes independent decisions with respect to the shares, including voting rights and purchase or sale of the shares. The management companies make their decisions solely for reasons of investment on behalf of and in the name of the "mutual funds," and they have no intention of controlling the business or the management of the company in question. In addition, each "mutual fund" or portfolio having a separate investment policy, the investment decisions are made separately for each particular "mutual fund" or portfolio.

By ______________________
Rani Jandu
Regulatory Reporting Senior Manager, FIL – Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Funds	Investment Manager	Voting Rights/Share Amount	Voting %/Share Capital %
PE MM STONE	FIL	19,600	0.0495
FID FDS - EUROPEAN GROWTH POOL	FIL	592,857	1.4982
CONTRAFUND	FMRCO	954,000	2.4109
FA NEW INSIGHTS	FMRCO	83,200	0.2102
SELECT PHARMACEUTICALS	FMRCO	2,900	0.0073
VIP II CONTRAFUND	FMRCO	277,000	0.7000
TOTAL		**1,929,557**	**4.88**

Please note the following abbreviations:

FMRCO. Fidelity Management and Research Company, a subsidiary of FMR Corp.
FMTC Fidelity Management Trust Company, a subsidiary of FMR Corp.
FIL Fidelity International Limited


Genmab



CONSTITUTION OF THE BOARD OF DIRECTORS IN GENMAB AND GRANT OF WARRANTS TO EMPLOYEES AND A MEMBER OF MANAGEMENT

Summary: Following Genmab A/S' Annual General Meeting held on April 23, 2008 the Company's Board of Directors met to constitute itself and furthermore decided to issue 715,600 warrants to employees of the company as well as the company's subsidiaries and to a member of management.

Copenhagen, Denmark; April 24, 2008 – Following Genmab A/S' (OMX: GEN) Annual General Meeting on April 23 the Board convened and constituted itself with dr. Michael B. Widmer as Chairman and dr. Anders Gersel Pedersen as Deputy Chairman.

Subsequently, on the meeting today the Board decided to issue 715,600 warrants to employees of the company as well as the company's subsidiaries and to a member of management.

The exercise price for each warrant is DKK 254.00. Each warrant entitles the owner to subscribe one share of nominally DKK 1. On the basis of an exercise price of DKK 254.00 and by application of the Black-Scholes formula, the average value of each warrant can be calculated as DKK 77.78 based on an interest rate of 3.73% and the historical volatility of Genmab A/S shares calculated at 24.93%.

The warrants vest in blocks of 25% one, two, three and four years after the grant date, and all warrants expire at the tenth anniversary of the grant date. The new warrants were granted pursuant to the warrant plan adopted by the board on August 3, 2004. Information concerning Genmab's warrant schemes can be found on www.genmab.com under the heading 'warrant scheme'.

About Genmab A/S

Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using cutting-edge antibody technology, Genmab's world class discovery, development and manufacturing teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ

materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-IL8™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; HuMax-CD32b™ and UniBody® are all trademarks of Genmab A/S.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###



NOVEL INSIGHTS INTO HUMAX-EGFr MECHANISMS OF ACTION PUBLISHED IN PNAS

Summary: Genmab has announced that HuMax-EGFr (zalutumumab) inhibits epidermal growth factor receptor signaling by locking epidermal growth factor receptor (EGFr) molecules into a very compact, inactive conformation. The flexibility of the EGFr is central to its role in signaling, and binding of HuMax-EGFr (zalutumumab) results in effective inhibition of cancer cell growth.

Copenhagen, Denmark; April 15, 2008 – Genmab A/S (OMX: GEN) announced today new insights showing that HuMax-EGFr™ (zalutumumab) locks epidermal growth factor receptor (EGFr) molecules into a very compact, inactive conformation. The flexibility of the EGFr is central to its role in signaling, and binding of HuMax-EGFr (zalutumumab) results in effective inhibition of cancer cell growth. As EGFr activity plays an important role in many cancers, targeting it with HuMax-EGFr (zalutumumab) should make it especially difficult for cancer cells to grow, multiply, and survive.

By using an electron microscope based technique, called protein tomography, the structural rearrangement accompanying inhibition of individual EGFr molecules was studied. Biochemical analyses showed that HuMax-EGFr binds bivalently to the EGFr and, furthermore, was shown to prevent receptor dimerization and to severely limit intermolecular flexibility of EGFr molecules.

"These new insights point out that HuMax-EGFr may employ at least three distinct mechanisms of action leading to inhibition of cancer cell growth. HuMax-EGFr is able to induce potent immune system defense activity known as ADCC, block growth factor binding to EGF receptors, and we now established that HuMax-EGFr inhibits EGFR activation by limiting receptor flexibility. This new data further underlines the potential of HuMax-EGFr for treatment of solid cancers." said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab.

These new findings will be published in the journal Proceedings of the National Academy of Sciences of the United States of America (PNAS) in the edition published on April 15, 2008.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using cutting-edge antibody technology, Genmab's world class discovery, development and manufacturing teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

NOVEL INSIGHTS INTO HUMAX-EGFr MECHANISMS OF ACTION PUBLISHED IN PNAS

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-IL8™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; HuMax-CD32b™ and UniBody® are all trademarks of Genmab A/S.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###



MAJOR SHAREHOLDER ANNOUNCEMENT

Summary: Major Shareholder Announcement for Genmab A/S

Copenhagen, Denmark; April 7, 2008 – Genmab A/S (OMX: GEN) announces under reference to Section 29 of the Danish Securities Trading Act that Lucerne Capital Management, LLC (formerly Reach Capital) has informed us that their ownership in Genmab A/S as of April 1, 2008 consists of 1,471,848 shares, which is 3.31% of the total shares in the Company.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using cutting-edge antibody technology, Genmab's world class discovery, development and manufacturing teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###



CAPITAL INCREASE IN GENMAB AS A RESULT OF EMPLOYEE WARRANT EXERCISE

Summary: Genmab A/S increases its share capital by 63,821 shares as a result of employee warrant exercise.

Copenhagen, Denmark; April 1, 2008 – Genmab A/S (OMX: GEN) has decided to increase its share capital by 63,821 shares as a consequence of the exercise of employee warrants.

The increase is effected without any preemption rights for the existing shareholders of the company or others. The shares are subscribed in cash at the following prices per share of nominally DKK 1: 32,090 shares at DKK 37.00, 16,350 shares at DKK 62.50, 13,593 shares at DKK 86.00, 100 shares at DKK 101.00 and 1,688 shares at DKK 114.00. Proceeds to the company are approx. DKK 3.6 million (approx. TUSD 759). The increase corresponds to approx. 0.14 % of the company's share capital.

The new shares are ordinary shares without any special rights and are freely transferable negotiable instruments. The new shares shall give rights to dividends and other rights in relation to the company as of subscription, i.e. inter alia full rights to dividends for the financial year 2007. The new shares will be listed on the OMX Nordic Exchange Copenhagen A/S after registration with the Danish Commerce and Companies Agency. Genmab A/S' current share capital amounts to DKK 44,519,827 and will after the capital increase be DKK 44,583,648. The capital increase is expected to be finalized shortly.

About Genmab A/S

Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using cutting-edge antibody technology, Genmab's world class discovery, development and manufacturing teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets,

our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-IL8™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; HuMax-CD32b™ and UniBody® are all trademarks of Genmab A/S.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###



GENMAB AND PDL BIOPHARMA CLOSE SALE OF ANTIBODY MANUFACTURING FACILITY

Summary: Genmab's acquisition of PDL BioPharma's antibody manufacturing facility has closed.

Copenhagen, Denmark and Redwood City, Calif., USA; March 13, 2008 – Genmab A/S (OMX: GEN) and PDL BioPharma, Inc. (Nasdaq: PDLI) today announced the closing of the previously announced transaction under which Genmab has acquired PDL's antibody manufacturing facility located in Brooklyn Park, Minnesota, USA for USD 240 million in cash. The transaction was first announced on February 21, 2008.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

About PDL
PDL BioPharma, Inc. is a biopharmaceutical company focused on the discovery and development of novel antibodies in oncology and select immunologic diseases. For more information, please visit http://www.pdl.com.

Forward Looking Statement for Genmab:
This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

GENMAB AND PDL BIOPHARMA CLOSE SALE OF ANTIBODY MANUFACTURING FACILITY

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-IL8™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; HuMax-CD32b™ and UniBody® are all trademarks of Genmab A/S.

NOTE: PDL BioPharma and the PDL BioPharma logo are considered trademarks of PDL BioPharma, Inc.

Genmab Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

PDL Contacts:

Kathleen Rinehart (Media)
(650) 454-2543
kathleen.rinehart@pdl.com

Jean Suzuki (Investors)
(650) 454-2648
jean.suzuki@pdl.com

###



GENMAB AND PEPSCAN TO IDENTIFY HUMAN ANTIBODIES AGAINST INTRACTABLE TARGETS

Summary: Genmab and Pepscan announced the start of a research collaboration aimed at identifying fully human monoclonal antibodies against intractable disease targets.

Copenhagen, Denmark and Lelystad, NL; March 3, 2008 – Genmab A/S (OMX: GEN) and Pepscan today announced the start of a research collaboration aimed at identifying fully human monoclonal antibodies against intractable disease targets. Intractable targets include those that are difficult to address using commonly available technologies but are highly desirable for targeting with monoclonal antibodies. These difficulties can for example be due to the fact that target proteins are buried to a large extent very close to the cell surface or in the cell membrane or due to poor immunogenicity of the protein or desirable epitopes.

In the collaboration, Pepscan will use its proprietary CLIPS™ technology to identify functional mimics of the essential parts of such intractable targets. These mimics will be used by Genmab to create and select unique therapeutic antibodies using its fully human monoclonal antibody technology.

"As part of our efforts to expand Genmab's pipeline, we continually evaluate disease targets which may effectively be addressed with monoclonal antibodies," said Lisa N. Drakeman Ph.D., Chief Executive Officer of Genmab. "This research collaboration with Pepscan will allow us to include in our evaluations a wider variety of disease targets that may not be easily addressed using standard treatments."

Joost van Bree, CEO of Pepscan Therapeutics comments: "monoclonal antibodies against intractable targets are a significant unmet need. The combination of Pepscan CLIPS™ protein mimicry platform with Genmab's ability to generate fully human monoclonals will enable the partners to develop innovative products for poorly served indications."

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

GENMAB AND PEPSCAN TO IDENTIFY HUMAN ANTIBODIES AGAINST INTRACTABLE TARGETS

About Pepscan Therapeutics
Pepscan Therapeutics is a product focused immunotherapy company based in the Netherlands. It has developed a pipeline of therapeutic vaccine and antibody programs of which the most advanced is in Phase II clinical testing. Pepscan's proprietary **CLIPS™** technology has been proven to yield functional antibodies reactive with a range of complex proteins, including GPCRs.

About CLIPS™ Technology
Chemically Linked Immunogenic Peptides on Scaffolds (CLIPS™) is a technology to present one or more peptides in a structurally constrained configuration. These molecules behave as functional mimics of complex protein domains that serve as superior immunogens in the induction and selection of antibodies against disease relevant protein targets. This is especially valuable in the case of proteins that are inaccessible as recombinant proteins (e.g. GPCRs, ion channels, patented proteins).

Further information is available at http://www.pepscan.com

Genmab Forward Looking Statement
This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact for Genmab: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

Contact for Pepscan: Peter van Dijken
Pepscan Therapeutics
+31 320 237200
info@pepscan

###



PURCHASE AGREEMENT FOR ANTIBODY MANUFACTURING FACILITY RECEIVES ANTITRUST CLEARANCE

Summary: Genmab announced today the purchase agreement entered into between Genmab and PDL BioPharma under which Genmab would acquire PDL's manufacturing facility has received antitrust clearance.

Copenhagen, Denmark; February 26, 2008 – Genmab A/S (OMX: GEN) announced today that the purchase agreement entered into between Genmab and PDL BioPharma, Inc. under which Genmab would acquire PDL's antibody manufacturing facility has received antitrust clearance from the US antitrust authorities under the Hart-Scott-Rodino Act. This transaction was announced February 21, 2008 and is expected to close by the end of the first quarter of 2008. The US antitrust clearance received today satisfies one of the customary closing conditions required to complete this transaction, which will become effective as soon as all of these conditions have been satisfied.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab A/S
Toldbodgade 33
1253 Copenhagen K, Denmark

Tel: +45 7020 2728
Fax: +45 7020 2729
CVR no. 2102 3884

PURCHASE AGREEMENT FOR ANTIBODY MANUFACTURING FACILITY RECEIVES ANTITRUST CLEARANCE

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###



GENMAB AND PDL BIOPHARMA SIGN PURCHASE AGREEMENT FOR ANTIBODY MANUFACTURING FACILITY

Summary: Genmab and PDL BioPharma have entered into an agreement under which Genmab will acquire PDL's antibody manufacturing facility located in Brooklyn Park, Minnesota, USA.

Copenhagen, Denmark and Redwood City, Calif., USA, February 21, 2008 – Genmab A/S (OMX: GEN) and PDL BioPharma, Inc. (Nasdaq: PDLI) announced today that they have entered into an agreement under which Genmab would acquire PDL's antibody manufacturing facility located in Brooklyn Park, Minnesota, USA for USD 240 million to be paid in cash. The transaction also includes land, equipment and access to a leased space housing a development lab.

Genmab expects the Minnesota facility, which has a production capacity of 22,000 liters, will be sufficient to provide a sustainable source of both clinical and commercial scale material for its pipeline. The facility features two 1,000 liter and two 10,000 liter bioreactors, which support the simultaneous manufacture of multiple antibody products and will enable Genmab to transition three antibodies from research to manufacturing per year.

"Over the past few years Genmab has been preparing for the market launch of our late stage antibodies and we continue to build a broad pipeline of antibody products, which currently includes 10 products in clinical development. Consequently, the need to secure significant manufacturing capacity has become an increasing priority," stated Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab. "We believe that the new PDL manufacturing facility, with its complete antibody process development platform, represents our best option to secure manufacturing capacity, allowing Genmab to produce antibodies more efficiently and cost effectively while adding key manufacturing expertise to our capabilities we continue to build for a commercial future."

"We are pleased to enter into this agreement with Genmab, which we believe is the optimal transaction to fully realize the value of our biologics manufacturing facility. Importantly, it also represents another step in delivering on our commitment to maximize the value of PDL's assets for our stockholders, following on the recent sale of our commercial assets," said L. Patrick Gage, Ph.D., interim Chief Executive Officer of PDL.

Genmab plans to retain the approximately 170 employees currently working at the manufacturing facility and does not foresee reducing either the PDL BioPharma or Genmab headcount following the acquisition. In connection with this transaction, Genmab would produce clinical material to supply PDL's investigational studies for certain of its pipeline products under a clinical supply agreement.

GENMAB AND PDL BIOPHARMA SIGN PURCHASE AGREEMENT FOR ANTIBODY MANUFACTURING FACILITY

Genmab's Torben Lund-Hansen, Ph.D. will serve as President of the manufacturing facility. Dr. Lund-Hansen has served as Vice President, Head of Manufacturing at Genmab since 2002. Previously, Dr. Lund-Hansen was responsible for establishing manufacturing facilities for Novo Nordisk.

The transaction has been approved by the boards of directors of both companies and is expected to close by the end of the first quarter of 2008. The transaction is subject to customary closing conditions, including clearance by the US antitrust authorities under the Hart-Scott-Rodino Act and will become effective as soon as these conditions have been satisfied.

Merrill Lynch & Co. is acting as financial advisor and DLA Piper and Briggs and Morgan, P.A. are acting as legal advisors to PDL in connection with the transaction.

Genmab Conference Call

Genmab's senior management will hold a conference call about the news today, February 21, 2008 at:

3:00 PM CET
2:00 PM GMT
9:00 AM EST

The dial in numbers are as follows:
+1 866 214 7077 (in the US)
+1 416 915 9608 (outside the US)

The conference call will be held in English.

A live webcast of the call will be available at www.genmab.com. The webcast will also be archived on Genmab's website.

About Genmab A/S

Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

About PDL

PDL BioPharma, Inc. is a biopharmaceutical company focused on discovering, developing and commercializing innovative therapies for severe or life-threatening illnesses. For more information, please visit www.pdl.com.

GENMAB AND PDL BIOPHARMA SIGN PURCHASE AGREEMENT FOR ANTIBODY MANUFACTURING FACILITY

Forward Looking Statement for Genmab:
This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Forward Looking Statement for PDL:
This press release contains forward-looking statements, including regarding the expected closing of PDL's sale of manufacturing assets to Genmab which involves risks and uncertainties. Actual results may differ materially from those, express or implied, in these forward-looking statements. The consummation of the sale of assets could be adversely impacted or prevented by failure to satisfy closing conditions, or regulatory delays,. Other factors that may cause PDL's actual results to differ materially from those expressed or implied in the forward-looking statements in this press release are discussed in PDL's filings with the Securities and Exchange Commission (SEC), including the "Risk Factors" sections of its annual and quarterly reports filed with the SEC. Copies of PDL's filings with the SEC may be obtained at the "Investors" section of PDL's website at http://www.pdl.com. PDL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in PDL's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based for any reason, except as required by law, even as new information becomes available or other events occur in the future. All forward-looking statements in this press release are qualified in their entirety by this cautionary statement.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-IL8™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; HuMax-CD32b™ and UniBody® are all trademarks of Genmab A/S.

NOTE: PDL BioPharma and the PDL BioPharma logo are considered trademarks of PDL BioPharma, Inc.

Genmab Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

PDL Contacts:
Kathleen Rinehart (Media)
(650) 454-2543
kathleen.rinehart@pdl.com

Jean Suzuki (Investors)
(650) 454-2648
jean.suzuki@pdl.com

###



MAJOR SHAREHOLDER ANNOUNCEMENT

Summary: Correction to Stock Exchange Release no. 5 filed on February 4, 2008 titled Major Shareholder Announcement for Genmab A/S

Copenhagen, Denmark; February 5, 2008 – In the Stock Exchange Release no. 5 filed on February 4, 2008 titled Major Shareholder Announcement for Genmab A/S (OMX: GEN) it was announced that The Goldman Sachs Group, Inc. had informed us that their ownership in Genmab A/S as of February 1, 2008 consisted of 4,354,405 shares, which was 9.78% of the total shares in the Company. The Goldman Sachs Group, Inc. has subsequently informed us that they had made a miscalculation and under reference to Section 29 of the Danish Securities Trading Act their ownership in Genmab A/S as of February 1, 2008 consists of 3,078,257 shares, which is 6.91% of the total shares in the Company.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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MAJOR SHAREHOLDER ANNOUNCEMENT

Summary: Major Shareholder Announcement for Genmab A/S

Copenhagen, Denmark; February 4, 2008 – Genmab A/S (OMX: GEN) announces under reference to Section 29 of the Danish Securities Trading Act that The Goldman Sachs Group, Inc. has informed us that their ownership in Genmab A/S as of February 1, 2008 consists of 4,354,405 shares, which is 9.78% of the total shares in the Company.

About Genmab A/S

Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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GENMAB'S FINANCIAL CALENDAR FOR 2008

Summary: Genmab A/S announces its financial calendar for 2008.

Copenhagen, Denmark; January 31, 2008 – Genmab A/S (OMX: GEN) announces its financial calendar for 2008 as follows:

EVENT	DATE
Publication of the Annual Report for 2007	Monday, March 31, 2008
Annual General Meeting 2008	Wednesday, April 23, 2008
Publication of the Interim Report for the first quarter 2008	Wednesday, May 28, 2008
Publication of the Interim Report for the first half 2008	Wednesday, August 27, 2008
Publication of the Interim Report for the first nine months 2008	Wednesday, October 29, 2008

Publication of the financial reports will be after market close on the date of the event.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab A/S
Toldbodgade 33
1253 Copenhagen K, Denmark

Tel: +45 7020 2728
Fax: +45 7020 2729
CVR no. 2102 3884

GENMAB'S FINANCIAL CALENDAR FOR 2008

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###



MAJOR SHAREHOLDER ANNOUNCEMENT

Summary: Major Shareholder Announcement for Genmab A/S

Copenhagen, Denmark; January 30, 2008 – Genmab A/S (OMX: GEN) announces under reference to Section 29 of the Danish Securities Trading Act that Genpharm International, Inc., a subsidiary of Medarex Inc. has informed us that their ownership in Genmab A/S as of January 29, 2008 consists of 2,273,604 shares, which is 5.1% of the total shares in the Company.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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GENMAB REACHES MILESTONES IN OFATUMUMAB COLLABORATION

Summary: Genmab has achieved two development milestones in its ofatumumab collaboration with GlaxoSmithKline.

Copenhagen, Denmark; January 21, 2008 – Genmab A/S (OMX: GEN) announced today it has reached the second and third development milestones for ofatumumab (HuMax-CD20®) under the terms of its collaboration with GlaxoSmithKline (GSK). The second milestone payment of the collaboration of DKK 87.2 million was triggered by treatment of the first patient in the Phase II study of ofatumumab in Diffuse Large B-Cell Lymphoma (DLBCL), which occurred in 2007. The third milestone payment of DKK 87.2 million was triggered by the first patient receiving treatment in the Phase III rheumatoid arthritis (RA) program, which occurred in 2008.

Genmab achieved the first development milestone payment of DKK 116.3 million under the GSK collaboration in June, triggered by positive efficacy results in the Phase II RA study.

Ofatumumab is an investigational, fully human, next generation monoclonal antibody that targets a distinct small loop epitope on the CD20 receptor on the surface of B-cells. This epitope is different to the other anti-CD20 antibodies currently available or in development. Ofatumumab is being developed under a co-development and commercialization agreement between Genmab and GlaxoSmithKline.

"Genmab and GSK have worked hard to expand development with ofatumumab since our collaboration began in December 2006," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab. "The successful initiation of the ofatumumab RA and DLBCL programs are a testament to the cooperative spirit of our companies."

About Genmab A/S

Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

GENMAB REACHES MILESTONES IN OFATUMUMAB COLLABORATION

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###



RECEIVED



GENMAB ANNOUNCES HUMAX-CD32B PRE-CLINICAL PROGRAM

Summary: Genmab has announced a new-preclinical antibody program called HuMax-CD32b.

Copenhagen, Denmark; January 4, 2008 – Genmab A/S (OMX: GEN) announced today a new pre-clinical antibody program called HuMax-CD32b™. This fully human IgG1,κ antibody targets the CD32b receptor found on immune cells and hematological tumors. HuMax-CD32b may have therapeutic potential in the treatment of B-cell chronic lymphocytic leukemia, small lymphocytic lymphoma, Burkitt's lymphoma, follicular lymphoma and diffuse large B-cell lymphoma.

The lead candidate for HuMax-CD32b was selected from a panel of over 60 antibodies based on its excellent selectivity and binding ability for the CD32b target and potent triggering of the immune system killing mechanism antibody-dependent cellular cytotoxicity (ADCC). The antibody was highly effective in suppressing tumor growth in *in vivo* mouse tumor models in which tumor growth was monitored by highly sensitive bioluminescence imaging.

In animal models, HuMax-CD32b has been shown to induce impressive anti-tumor responses. The CD32b receptor has an inhibitory role on immune cells and blockade of CD32b has been documented to strongly potentiate the therapeutic effects of other anti-tumor antibodies. An antibody targeting CD32b may thus be attractive for combination therapy with other antibodies.

"We believe HuMax-CD32b has great potential as a cancer therapeutic, both because of its impressive anti-tumor activity, and the potential for combination with other therapeutic antibodies, such as antibodies directed to CD20 or CD38." said Prof. Jan G. J. van de Winkel, Ph.D., Chief Scientific Officer at Genmab A/S.

About Genmab A/S

Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including

unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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R1507 ANTIBODY TO ENTER PHASE II STUDY TO TREAT SARCOMA

Summary: Genmab's partner, Roche has initiated a Phase II study of R1507 for the treatment of sarcoma.

Copenhagen, Denmark; December 20, 2007 – Genmab A/S (OMX: GEN) announced today that its partner, Roche has initiated a Phase II clinical study of R1507 for the treatment of recurrent or refractory sarcoma The R1507 antibody was created by Genmab under the company's agreement with Roche and initiation of the trial will trigger a milestone payment to Genmab of USD 500,000.

"R1507 will be the first antibody created by Genmab under our agreement with Roche to enter Phase II development," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab. "We believe that R1507 may offer an additional treatment option to sarcoma patients."

About Sarcoma
Sarcoma is a cancer of the connective tissue including muscle, bone, fat, nerve, cartilage, blood vessel and deep skin tissue. Due to the wide variety of types of sarcoma, the disease is often difficult to detect, is often misdiagnosed and is complex to treat. Sarcoma is a rare type of cancer with US incidence of approximately 9,000 to 11,000 new cases per year. Of these approximately 8,000 are cases of soft tissue sarcoma and 2,000 are sarcoma of the bone.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date

statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-IL8™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; and UniBody® are all trademarks of Genmab A/S.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###



GENMAB ANNOUNCES UPDATE ON OFATUMUMAB PROGRAM

Conference Call to be Held December 19

Summary: Genmab will hold a conference call on December 19, 2007 to give an update on the ofatumumab (HuMax-CD20) development program.

Copenhagen, Denmark; December 14, 2007 – Genmab A/S (OMX: GEN) announced today it will give an update on the ofatumumab (HuMax-CD20®) development program during a conference call on December 19, 2007 at 2:00PM GMT/3:00PM CET/9:00AM EST. Genmab's CEO Lisa N. Drakeman, Ph.D., will be joined on the call by Dr. Moncef Slaoui, Chairman, Research & Development at GlaxoSmithKline (GSK).

Ofatumumab is an investigational drug being developed to treat chronic lymphocytic leukemia, follicular non-Hodgkin's lymphoma, rheumatoid arthritis and diffuse large B-cell lymphoma under a co-development and commercialization agreement between Genmab and GlaxoSmithKline. It is not yet approved in any market.

Conference Call
The conference call will be held on Wednesday, December 19, 2007 at:

3:00PM CET
2:00PM GMT
9:00AM EST

The dial in numbers are as follows:

+1 800 334 0872 (in the US)
+1 913 312 1277 (outside the US)

The conference call will be held in English.

A live webcast of the call will be available at www.genmab.com. The webcast will also be archived on Genmab's website.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer

and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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GRANT OF WARRANTS IN GENMAB A/S

Summary: Genmab A/S' board of directors grants 132,030 warrants to employees of the company.

Copenhagen, Denmark; December 13, 2007 – Genmab A/S (OMX: GEN) announced today that on a board meeting the board decided to issue 132,030 warrants to employees of the company as well as the company's subsidiaries. No members of the company's board or management were granted warrants.

The exercise price for each warrant is DKK 329. Each warrant entitles the owner to subscribe one share of nominally DKK 1. On the basis of an exercise price of DKK 329 and by application of the Black-Scholes formula, the average value of each warrant can be calculated as DKK 138.20 based on an interest rate of 4.09% and the historical volatility of Genmab A/S shares calculated at 39.41%.

The warrants vest in blocks of 25% one, two, three and four years after the grant date, and all warrants expire at the tenth anniversary of the grant date. The new warrants were granted pursuant to the warrant plan adopted by the board on August 3, 2004. Information concerning Genmab's warrant schemes can be found on www.genmab.com under the heading 'warrant scheme'.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date

statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-IL8™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; and UniBody® are all trademarks of Genmab A/S.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###



GENMAB INITIATES OFATUMUMAB PHASE II STUDY IN DIFFUSE LARGE B-CELL LYMPHOMA

Summary: Genmab has initiated a Phase II study of ofatumumab in relapsed Diffuse Large B-Cell Lymphoma.

Copenhagen, Denmark; December 13, 2007 – Genmab A/S (OMX: GEN) announced today that study centers have been initiated and are ready to enroll patients in a Phase II study of ofatumumab (HuMax-CD20®) to evaluate treatment of relapsed Diffuse Large B-Cell Lymphoma (DLBCL) in patients ineligible for or relapsed following a stem cell transplant. Approximately 75 patients will be enrolled in the study which is being conducted under Genmab's collaboration with GlaxoSmithKline (GSK). Genmab will receive a milestone payment of approximately DKK 87.2 million from GSK upon treatment of the first patient in the study, expected in the near future.

Ofatumumab is an investigational, fully human, next generation monoclonal antibody that targets a unique epitope of the CD20 receptor on the surface of B-cells. Other anti-CD20 antibodies currently available or in development bind to a different epitope on the CD20 receptor. Ofatumumab is being developed under a co-development and commercialization agreement between Genmab and GlaxoSmithKline.

"We have now expanded the ofatumumab clinical development program into a fourth disease area," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab. "We hope ofatumumab will offer a new and effective treatment option for patients suffering from DLBCL."

About the trial

In this open label trial, each patient will receive 8 weekly infusions of ofatumumab. The first infusion will be 300 mg and the 7 subsequent infusions will be 1000 mg of ofatumumab. Disease status will be assessed 4 weeks after the last infusion and then every 3 months for a total of 24 months after treatment start according to the "Revised response criteria for malignant lymphoma." After 24 months, patients will be followed until initiation of alternative DLBCL treatment or month 60. The objective of the study is to determine the efficacy of ofatumumab in patients with relapsed DLBCL ineligible for transplant or relapsed after transplant. The primary endpoint of the study is objective response over a 6 month period from start of treatment.

About Diffuse Large B-Cell Lymphoma

Diffuse Large B-Cell Lymphoma is a cancer of the B-lymphocytes and represents 30% of non-Hodgkin's lymphomas in adults and is the most common lymphoid malignancy in the western world. There are an estimated 63,000 new cases of DLBCL diagnosed in the US per year. The median age at diagnosis is about 65 years.

GENMAB INITIATES OFATUMUMAB PHASE II STUDY IN DIFFUSE LARGE B-CELL LYMPHOMA

About Genmab A/S

Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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GENMAB ANNOUNCES DETAILS OF PLANNED OFATUMUMAB PHASE II STUDY IN MULTIPLE SCLEROSIS

Summary: Genmab has announced details of a planned Phase II study of ofatumumab to treat relapsing remitting multiple sclerosis.

Copenhagen, Denmark; December 13, 2007 – Genmab A/S (OMX: GEN) announced today details of a planned Phase II study of ofatumumab (HuMax-CD20®) for the treatment of relapsing remitting multiple sclerosis (RRMS). Approximately 324 patients will be enrolled in the study which will be conducted under Genmab's collaboration with GlaxoSmithKline (GSK). The study is expected to begin in the first quarter of 2008.

Ofatumumab is an investigational, fully human, next generation monoclonal antibody that targets a unique epitope of the CD20 receptor on the surface of B-cells. Other anti-CD20 antibodies currently available or in development bind to a different epitope on the CD20 receptor. Ofatumumab is being developed under a co-development and commercialization agreement between Genmab and GlaxoSmithKline.

"Multiple sclerosis is a debilitating disease for which there are currently few treatments," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab. "We hope our fully human antibody, ofatumumab, may offer another potential treatment option for patients suffering from this incapacitating disease."

About the trial

The double blind randomized trial will consist of two parts. Part A will include approximately 36 patients in one of three increasing dose cohorts (100 mg, 300 mg or 700 mg of ofatumumab) randomized to receive ofatumumab or placebo. An independent data monitoring committee (IDMC) will evaluate the safety of each sequential cohort prior to progression to the next cohort. When all patients in Part A have had their week 4 MRI scan, the IDMC will evaluate the data before Part B of the study begins.

Part B will consist of a 48 week treatment period of approximately 288 patients. Patients will be randomized to treatment with 100 mg, 300 mg, or 700 mg of ofatumumab or placebo. After week 24, patients on an active dose will receive re-treatment with the same dose of ofatumumab or placebo. Patients on placebo will receive ofatumumab at the highest tolerated dose from Part A.

The objective of the study is to determine the safety and tolerability of three doses of ofatumumab and the dose response of ofatumumab on disease activity on MRI in patients with

RRMS. The primary endpoints are safety and cumulative number of new Gd-enhanced lesions from week 8 to week 24.

About Relapsing Remitting Multiple Sclerosis
Multiple Sclerosis (MS) is an inflammatory disease of the central nervous system. MS is twice as common in females as in males, occurs with a peak incidence at the age of 35 years and incidence varies widely in different populations and ethnic groups. The etiology of MS remains unknown, but the geographic variation points towards possible environmental and genetic factors. The most common form of MS is relapsing remitting MS characterized by unpredictable recurrent attacks where the symptoms usually evolve over days and are followed by either complete, partial or no neurological recovery. No progression of neurological impairment is experienced between attacks.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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FOURTH GENMAB ANTIBODY DEVELOPED UNDER ROCHE COLLABORATION TO ENTER CLINIC

Summary: An IND has been filed with the FDA for the fourth Genmab antibody developed under the company's collaboration with Roche.

Copenhagen, Denmark; December 11, 2007 – Genmab A/S (OMX: GEN) announced today that an Investigational New Drug application (IND) for a Genmab antibody developed under the company's collaboration with Roche has been filed with the FDA by Roche. Genentech and Roche are collaborating on development of the antibody which selectively blocks the interaction of the OX40 ligand and its receptor. The companies are evaluating the antibody for the treatment of asthma. Genmab will receive a milestone payment from Roche which does not influence Genmab's financial guidance for 2007.

In pre-clinical data published in a recent article and commentary in *The Journal of Clinical Investigation*, treatment with the human OX40L blocking antibody led to significant therapeutic effects in a nonhuman primate model of allergic inflammation. The mechanisms of action of the human antibody include effective blockade of OX40L binding to its receptor, and depletion of cells expressing OX40L. Depletion of OX40L-expressing cells was shown to depend on interaction of immune effector cells with the therapeutic antibody. The observed in vivo efficacy of the OX40L-specific antibody may also involve restoration of peripheral tolerance mechanisms. Breaking of tolerance promotes development of autoimmune and allergic diseases.

Under the agreement with Roche, Genmab utilizes its broad antibody expertise and development capabilities to create human antibodies to a broad range of disease targets identified by Roche. Genmab receives milestone and royalty payments based on successful products. In certain circumstances, Genmab may obtain rights to develop products based on disease targets identified by Roche.

"Four of the antibodies developed by Genmab under our collaboration with Roche have now entered the clinic. We believe this achievement is a testament to the skill of Genmab's pre-clinical development team who work carefully to select the best product candidates and Roche's dedicated focus on progressing them to market," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab.

About Genmab A/S

Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an

extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-IL8™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; and UniBody® are all trademarks of Genmab A/S.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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GENMAB'S HUMAX-CD38 ENTERS PHASE I/II CLINICAL TRIAL FOR MULTIPLE MYELOMA

Summary: Genmab has initiated a Phase I/II safety and dose finding study of HuMax-CD38 for the treatment of multiple myeloma.

Copenhagen, Denmark; December 7, 2007 – Genmab A/S (OMX: GEN) announced today it has initiated a Phase I/II safety and dose finding study of HuMax-CD38™ for the treatment of multiple myeloma (MM). The study will include a maximum of 122 patients with MM who are relapsed or refractory to at least two different prior treatments and are without further established treatment options.

"HuMax-CD38 is the ninth Genmab antibody to enter clinical development," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab. "We are looking forward to the results of this safety study and hope that HuMax-CD38 may one day offer a new potential treatment for multiple myeloma patients who have run out of treatment options."

About the trial
This open label dose escalation safety study will consist of two parts. In Part 1, 26 to 62 patients will be enrolled depending on the number of dose levels reached during escalation. Patients in Part 1 will be divided into cohorts at various doses of HuMax-CD38, with each patient receiving 7 infusions. The first infusion will be followed by a 3 week period of safety monitoring with the following 6 doses to be given at weekly intervals.

In Part 2, 60 patients will be enrolled with 20 patients in each of three dose levels. The highest dose in Part 2 will be the highest safe dose in Part 1 and two dose levels below. Patients in Part 2 will receive 6 infusions of HuMax-CD38 at weekly intervals.

In each part of the study, patients will attend 12 follow up visits at 2 to 4 week intervals to assess safety and efficacy and will be followed every 12 weeks thereafter until disease progression, initiation of alternative treatment for MM or death for a maximum total of 2 years from study start.

About HuMax-CD38
HuMax-CD38 is a fully human antibody that targets the CD38 molecule which is highly expressed on the surface of multiple myeloma tumor cells. In preclinical studies, HuMax-CD38 was more effective in triggering the immune system killing mechanisms Antibody-Dependent Cellular Cytotoxicity (ADCC) and Complement Dependent Cytotoxicity (CDC), than other human CD38 antibodies when tested on multiple myeloma tumors. HuMax-CD38 also potently killed tumor cells from a patient with a CD38/138 positive plasma cell leukemia which was refractory to chemotherapy at the time of analysis. Furthermore, treatment with HuMax-CD38

slowed tumor growth in both preventive and therapeutic settings in SCID mice in animal models. HuMax-CD38 is the first antibody known to block the ecto-enzymatic activity of CD38.

About Multiple Myeloma

Multiple Myeloma is a plasma cell disorder, characterized by uncontrolled and progressive proliferation of a plasma cell clone. The proliferation of myeloma cells causes displacement of the normal bone marrow. MM accounts for approximately 1% of all malignancies and 10% of all hematologic malignancies with a higher frequency in African Americans where MM accounts for 20% of all hematologic malignancies. In the US, approximately 11,000 deaths each year are related to MM and the estimated number of new cases is rising. At present, no cure is available, and the mean survival is approximately 3-5 years.

About Genmab A/S

Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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GENMAB WINS SCRIP'S BIOTECH COMPANY OF THE YEAR AWARD

Summary: Genmab has won the 2007 Scrip Biotech Company of the Year award.

Copenhagen, Denmark; December 5, 2007 – Genmab A/S (OMX: GEN) announced today it has won the 2007 Scrip Biotech Company of the Year award. The award was presented December 4, 2007 at an awards ceremony and gala dinner at the London Hilton on Park Lane hotel.

The award recognizes Genmab's accomplishments during 2006 and 2007 including our work to bring new products closer to their first markets, raise capital, enter significant licensing agreements, maintain strong management, address unmet medical needs through development of our new technology UniBody® and to transform Genmab from an early stage to a more mature world leading biotechnology company.

"Receiving the Scrip Award is a testament to the skill and efficiency of all Genmab employees who have worked hard to make our business grow. We are delighted to have won and are honored to receive this year's Scrip Award for Biotech Company of the Year," said Lisa N. Drakeman, Ph.D., Chief Executive Officer at Genmab.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab A/S
Toldbodgade 33
1253 Copenhagen K, Denmark

Tel: +45 7020 2728
Fax: +45 7020 2729
CVR no. 2102 3884

GENMAB WINS SCRIP'S BIOTECH COMPANY OF THE YEAR AWARD

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-IL8™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; and UniBody® are all trademarks of Genmab A/S.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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GENMAB'S TOTAL NUMBER OF VOTING RIGHTS AND TOTAL SHARE CAPITAL

Summary: Notification according to the Executive Order on Issuers' Disclosure Obligations

Copenhagen, Denmark; November 30, 2007 – Genmab A/S (OMX: GEN) hereby publishes the total number of voting rights and total share capital in the company cf. section 6 of the Executive Order on Issuers' Disclosure Obligations:

Total Number of Voting Rights:	44,519,827
Total Share Capital:	44,519,827

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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GENMAB ANNOUNCES UPDATE ON RECRUITMENT OF PATIENTS IN OFATUMUMAB CLL PIVOTAL STUDY

Summary: Genmab and GlaxoSmithKline have completed recruitment of 66 CLL patients respectively to both study groups in a pivotal study of ofatumumab.

Copenhagen, Denmark; November 28, 2007 – Genmab A/S (OMX: GEN) announced today recruitment of 132 patients has been completed in a pivotal study of ofatumumab (HuMax-CD20®) for the treatment of refractory chronic lymphocytic leukemia (CLL). This cohort comprises 66 patients who are refractory to both fludarabine and alemtuzumab and 66 fludarabine refractory patients who are considered inappropriate candidates for alemtuzumab due to bulky tumor in their lymph nodes. An interim analysis will be conducted on this cohort when 24 week efficacy data are available. The study will remain open for recruitment in order to collect additional safety and efficacy data.

Ofatumumab is an investigational, fully human, next generation monoclonal antibody that targets a unique epitope of the CD20 receptor on the surface of b-cells. This epitope is different to the other anti-CD20 antibodies currently available or in development. Ofatumumab is being developed under a co-development and commercialization agreement between Genmab and GlaxoSmithKline.

"We look forward to seeing the study results of the interim analysis from both patient groups. It is our hope, due to the high unmet need amongst these patients, that registration may be possible in each indication, depending on the data generated and ongoing discussions with the regulatory authorities. Recruitment will continue to the trial," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab.

About the study

The study includes CLL patients who are refractory to both fludarabine and alemtuzumab and patients who are refractory to fludarabine who are considered inappropriate candidates for alemtuzumab due to bulky tumor in their lymph nodes. Each group will be analyzed separately and it is hoped that, registration of ofatumumab may be possible in each indication, depending on the data generated from this study and the ongoing discussions with the regulatory authorities.

All patients in the study will receive 8 weekly infusions of ofatumumab, followed by 4 monthly infusions of ofatumumab. Patients will receive 300 mg of ofatumumab at the first infusion and 2,000 mg of ofatumumab at each subsequent infusion. Disease status will be assessed every 4 weeks until week 28 and then every 3 months until disease progression or month 24.

GENMAB ANNOUNCES UPDATE ON RECRUITMENT OF PATIENTS IN OFATUMUMAB CLL PIVOTAL STUDY

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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CAPITAL INCREASE IN GENMAB AS A RESULT OF EMPLOYEE WARRANT EXERCISE

Summary: Genmab A/S increases its share capital by 13,611 shares as a result of employee warrant exercise.

Copenhagen, Denmark; November 21, 2007 – Genmab A/S (OMX: GEN) has decided to increase its share capital by 13,611 shares as a consequence of the exercise of employee warrants.

The increase is effected without any preemption rights for the existing shareholders of the company or others. The shares are subscribed in cash at the following prices per share of nominally DKK 1: 1,000 shares at DKK 37.00, 1,200 shares at DKK 86.00, 2,850 shares at DKK 89.50, 3,687 shares at DKK 101.00, 1,125 shares at DKK 114.00, 1,000 shares at DKK 173.00 and 2,749 shares at DKK 224.00. Proceeds to the company are approx. DKK 1.7 million (approx. TUSD 335). The increase corresponds to approx. 0.03 % of the company's share capital.

The new shares are ordinary shares without any special rights and are freely transferable negotiable instruments. The new shares shall give rights to dividends and other rights in relation to the company as of subscription, i.e. inter alia full rights to dividends for the financial year 2007. The new shares will be listed on the OMX Nordic Exchange Copenhagen A/S after registration with the Danish Commerce and Companies Agency. Genmab A/S' current share capital amounts to DKK 44,506,216 and will after the capital increase be DKK 44,519,827. The capital increase is expected to be finalized shortly.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets,

our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-IL8™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; and UniBody® are all trademarks of Genmab A/S.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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GENMAB AND GLAXOSMITHKLINE INITIATE OFATUMUMAB RHEUMATOID ARTHRITIS PHASE III PROGRAM

Summary: Genmab and GSK have announced the initiation of the Phase III program with ofatumumab to treat rheumatoid arthritis.

Copenhagen, Denmark; November 20, 2007 – Genmab A/S (OMX: GEN) and GlaxoSmithKline (LSE and NYSE: GSK) announced today the initiation of the Phase III program with ofatumumab to treat rheumatoid arthritis (RA). The program will commence with two studies (GEN410/OFA110635 and GEN411/OFA110634) which will be conducted outside the US, in two distinct patient populations. One study will be in patients who have had an inadequate response to methotrexate therapy and the other in patients who had an inadequate response to TNF-alpha antagonist therapy. Further studies to support the program are planned for 2008.

Each study will evaluate the efficacy of ofatumumab in reducing the clinical signs and symptoms in RA patients after a single course of ofatumumab and are comprised of a 24 week double-blind period followed by a 120 week open-label period during which re-treatment will be studied. The primary endpoint in each study is ACR20 at 24 weeks.

"This brings us closer to our goal of broadening the treatment options for patients with this painful and debilitating disease," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab. "From the data to date, we believe that ofatumumab has real potential. Now that Phase 3 studies are underway in multiple indications, we are moving closer to realizing this potential and bringing this important treatment to patients."

"We are very pleased that our collaboration with Genmab has progressed so that we can now move to the next step of the clinical trial program," said Dr. Moncef Slaoui, Chairman of Research and Development, GlaxoSmithKline.

Ofatumumab is an investigational, fully human, next generation monoclonal antibody that targets a unique epitope of the CD20 receptor on the surface of B-cells. This epitope is different than other anti-CD20 antibodies currently available or in development.

About the trials

GEN410/OFA110635 - Clinical efficacy and safety of ofatumumab in adult RA patients who had an inadequate response to methotrexate

A total of approximately 250 patients who had an inadequate response to methotrexate therapy will be enrolled. In the double-blind period, patients will be randomized to receive two 700 mg doses of ofatumumab or placebo two weeks apart in addition to background methotrexate.

Rescue treatment with nonbiologic disease modifying anti-rheumatic drugs (DMARDs) will be allowed from week 16 in the double-blind period. All patients who complete the double-blind period without receiving rescue treatment will continue into the open-label period of the study. Re-treatment will be studied starting at week 24. Disease status will be measured every 4 weeks during the double-blind period and every 8 weeks during the open-label period.

GEN411/OFA110634 - Clinical efficacy and safety of ofatumumab in adult RA patients who have had an inadequate response to TNF-alpha antagonist therapy

A total of approximately 250 patients who had an inadequate response to TNF-alpha antagonist therapy will be enrolled. In the double-blind period, patients will be randomized to receive two 700 mg doses of ofatumumab or placebo two weeks apart in addition to background methotrexate. Rescue treatment with nonbiologic disease modifying anti-rheumatic drugs (DMARDs) will be allowed from week 16 in the double-blind period. All patients who complete the double-blind period without rescue treatment will continue into the open-label period of the study. Re-treatment will be studied starting at week 24. Disease status will be measured every 4 weeks during the double-blind period and every 8 weeks during the open-label period.

About Genmab A/S

Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

About GlaxoSmithKline

GlaxoSmithKline is one of the world's leading research-based pharmaceutical and healthcare companies and is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For more information, visit GlaxoSmithKline on the World Wide Web at www.gsk.com.

Genmab forward looking statements

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

GENMAB AND GLAXOSMITHKLINE INITIATE OFATUMUMAB RHEUMATOID ARTHRITIS PHASE III PROGRAM

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-Inflam™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; HuMax-ZP3™; and UniBody™ are all trademarks of Genmab A/S.

GlaxoSmithKline Forward-Looking Statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Business and Prospects in the company's Annual Report on Form 20-F for 2006.

Contact:
Genmab
Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

GlaxoSmithKline
UK Media
Claire Brough
T: +44 20 8047 5505

US Media
Nancy Pekarek
T: +1 919 483 2839

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Genmab



GENMAB TO PRESENT HUMAX-IL8 PRE-CLINICAL DATA

Summary: Genmab announces encouraging HuMax-IL8 pre-clinical data.

Copenhagen, Denmark; November 16, 2007 – Genmab A/S (OMX: GEN) announced today encouraging pre-clinical data on its HuMax-IL8™ antibody (formerly known as HuMax-Inflam). Pre-clinical studies characterized the exact HuMax-IL8 binding site on IL8, which overlaps with the docking site for the IL8 receptor, CXCR1. HuMax-IL8 was found to effectively block formation of new blood vessels induced by IL8 in an animal model. The antibody was also shown to affect tumor vascularization in different primary human tumors grown in immunocompromised mice. The antibody, furthermore, effectively suppressed tumor growth of primary sarcoma, melanoma and gastric tumors in immunocompromised mouse models.

"These pre-clinical data illustrate that HuMax-IL8 effectively blocks IL8-induced formation of new blood vessels and affects tumor vascularization, both of which may well play a role in the potent anti-tumor effects induced by this antibody," said Prof. Jan G. J. van de Winkel, Ph.D, Genmab's Chief Scientific Officer.

Prof. van de Winkel will present these data today at the European Society for Medical Oncology International Symposium on Immunology in Athens, Greece.

About HuMax-IL8
HuMax-IL8 is a high affinity fully human IgG1,κ antibody directed towards IL-8. IL-8 is a major mediator of inflammation, a potent chemoattractant for white blood cells called neutrophils, as well as an important factor in angiogenesis. HuMax-IL8 effectively blocks binding of IL-8 to neutrophils and inhibits neutrophils from migrating towards sites of inflammation via a process known as chemotaxis. HuMax-IL8 also potently inhibits IL-8 induced neutrophil activation. In pre-clinical studies, HuMax-IL8 has been shown to inhibit tumor growth in tumor models using primary human tumors in immunodeficient mice.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

Genmab A/S
Toldbodgade 33
1253 Copenhagen K, Denmark

Tel: +45 7020 2728
Fax: +45 7020 2729
CVR no. 2102 3884

GENMAB TO PRESENT HUMAX-IL8 PRECLINICAL DATA

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-IL8™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; and UniBody® are all trademarks of Genmab A/S.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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GENMAB TO PRESENT ZANOLIMUMAB AND OFATUMUMAB DATA AT ASH

Summary: Genmab will present Phase II non-cutaneous T-cell lymphoma zanolimumab data and pre-clinical ofatumumab data on at the 2007 Annual Meeting of the American Society of Hematology in December.

Copenhagen, Denmark; November 9, 2007 – Genmab A/S (OMX: GEN) announced today it will present clinical data from the zanolimumab (HuMax-CD4®) Phase II study in non-cutaneous T-cell lymphoma (NCTCL) and pre-clinical data on ofatumumab's (HuMax-CD20®) mechanisms of action in poster sessions at the 2007 Annual Meeting of the American Society of Hematology December 8-11 in Atlanta, Georgia, USA.

Zanolimumab data

Additional positive results have been obtained in the Phase II study to treat patients with relapsed or refractory NCTCL. A total of 21 patients were enrolled in the study and received 980 mg of zanolimumab once weekly for 12 weeks. Objective tumor response was obtained in 5 of 21 patients (24%). Three patients obtained partial responses lasting 43 and 51 days with one patient not relapsing at 182 days. Two patients obtained a complete response unconfirmed, one lasting 46 days and one showing no relapse after 252 days. During the study period, a total of 6 serious adverse events were assessed as related to zanolimumab treatment and included 4 infusion related events. The patients with related serious adverse events completely recovered.

Ofatumumab data

In a pre-clinical study, ofatumumab appeared to be more effective than rituximab in treating chemotherapy refractory diffuse large B-cell lymphoma (DLBCL). Ofatumumab was significantly more effective in inducing the immune system killing mechanism complement dependent cytotoxicity (CDC) in 9 of 10 DLBCL tumor samples when compared to rituximab. In addition, the dose of ofatumumab required to kill the patients' tumor cells was lower than that required for rituximab.

In an additional pre-clinical study, B-cells incubated with cholesterol depleting agents called statins were found to be killed less effectively by CD20 monoclonal antibodies. Importantly, cell lysis of statin-treated B-cells was consistently higher when using ofatumumab in comparison to rituximab. Statin incubation was shown to induce conformational changes in the CD20 target and impaired the binding of ofatumumab and rituximab to the CD20 molecule.

Previously reported data illustrating that ofatumumab appears to induce CDC of target cells far more rapidly and effectively than rituximab will also be presented at the ASH conference.

GENMAB TO PRESENT ZANOLIMUMAB AND OFATUMUMAB DATA AT ASH

Ofatumumab is an investigational, fully human, next generation monoclonal antibody that targets a unique epitope of the CD20 receptor on the surface of B-cells. This epitope is different to the other anti-CD20 antibodies currently available or in development. Ofatumumab is being developed under a co-development and commercialization agreement between Genmab and GlaxoSmithKline.

"We are pleased to present this new information on zanolimumab and ofatumumab at the ASH conference," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab. "The response rate in the zanolimumab trial for NCTCL is encouraging and we look forward to investigating zanolimumab in combination with other therapies for NCTCL."

ASH Poster Sessions

Poster 628 - Zanolimumab (HuMax-CD4), a Fully Human Monoclonal Antibody: Efficacy and Safety in Patients with Relapsed or Treatment-Refractory Non-Cutaneous CD4+ T-cell Lymphoma

Poster 536 - Chemotherapy-Refractory Diffuse Large B-Cell Lymphomas (DLBCL) Are Effectively Killed by Ofatumumab-Induced Complement-Mediated Cytoxicity

Poster 531 - Statins Impair Antitumor Effects of CD20 mAb by Inducing Conformational Changes of CD20

Poster 1499 - Spinning Disk Confocal Fluorescent Microscopy (SDCFM) Analyses of Complement Activation Promoted by Anti-CD20 Monoclonal Antibodies (mAbs) Rituximab and Ofatumumab

Poster 1506 - Complement Activation and Complement-Mediated Killing of B Cells Promoted by Anti-CD20 Monoclonal Antibodies (mAb) Rituximab and Ofatumumab Are Rapid, and Ofatumumab Kills Cells More Rapidly and with Greater Efficacy

About Genmab A/S

Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including

unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-IL8™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; and UniBody® are all trademarks of Genmab A/S.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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PHASE I RESULTS ANNOUNCED FOR R1507 FROM GENMAB'S COLLABORATION WITH ROCHE

Summary: Roche releases positive Phase I results for R1507.

Copenhagen, Denmark; October 23, 2007 – Genmab A/S (OMX: GEN) announced today positive results from a Phase I study of R1507 in patients with solid tumors, conducted by its partner Roche. R1507 is a human monoclonal antibody targeting the insulin-like growth factor receptor (IGF-1R) and was developed under Roche's collaboration with Genmab.

Nine of 34 adult patients with solid tumors experienced disease stabilization when treated with R1507. Four of the seven heavily pretreated patients with Ewing's sarcoma demonstrated clinical benefit with two of these patients achieving durable, objective partial responses.

Once a week administration of R1507 was well tolerated with few side effects. The most frequently observed side effects were fatigue, anorexia and weight loss, symptoms that are commonly observed in patients with advanced cancer. A similar side effect profile was seen in 26 patients who were treated with R1507 on a three week schedule.

The results were reported during the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics in San Francisco, California, USA. Further details can be found at http://www.rocheusa.com.

"These are the first clinical results to be presented from an antibody developed by Genmab under our collaboration with Roche," said Lisa N. Drakeman, Ph.D. "We are pleased with these positive results and hope it may offer a potential treatment for sarcoma patients in the future."

Based on these initial results with R1507, Roche plans to conduct additional trials and work with a global consortium of sarcoma experts, including the Sarcoma Alliance for Research through Collaboration (SARC).

About IGF-1R

IGF-1 is one of the most potent natural activators of the AKT and MAPK signaling pathways, which promote cell growth and cell survival. The IGF-1R pathway has also been shown to have an important role in mediating the resistance to cytotoxic drugs and EGFR/HER2-targeted agents. The IGF-1R molecule has been shown to be important in tumor growth and protecting tumor cells from being killed. IGF-1R is over-expressed on a variety of tumors including breast, colon, prostate, lung, skin and pancreatic cancers and is a well validated target for an antibody therapeutic approach.

PHASE I RESULTS ANNOUNCED FOR R1507 FROM GENMAB'S COLLABORATION WITH ROCHE

About Ewing's Sarcoma
The Ewing's family of tumors (EFT) includes primary tumors of bone (classic Ewing's sarcoma, primitive neuroectodermal tumor, and Askin tumor) and extraosseous primary tumors. The estimated incidence of Ewing's sarcoma in the US is approximately 300 new cases per year. More than 50 percent of patients are adolescents with a slight predominance in males. Patients who present with metastatic disease at initial diagnosis have a survival rate of approximately 25 to 30%.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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GENMAB'S HUMAX-CD4 DISPLAYS UNIQUE MECHANISM OF ACTION

Summary: Genmab announces unique mechanisms of action of HuMax-CD4 (zanolimumab).

Copenhagen, Denmark; October 15, 2007 – Genmab A/S (OMX: GEN) announced today the discovery of unique mechanisms of action of HuMax-CD4® (zanolimumab), currently in development for treatment of cutaneous T-cell lymphoma and non-cutaneous T-cell lymphoma.

In experimental laboratory models and studies in human patients, HuMax-CD4 eliminated CD4 positive T-cells by combining rapid signaling inhibition with efficient engagement of immune system killer cells. The signaling in CD4 positive target cells is inhibited through a combination of both potent inhibition of signaling via the T cell receptor, and the activation of different signaling proteins that can effectively stop cell signaling processes. Blockade of cell signaling is a key feature for effective antibody therapeutics for cancer. CD4 positive T-cells are also attacked by immune effector cells via an immune defense mechanism called antibody-dependent cell-mediated cytotoxicity (ADCC). HuMax-CD4, furthermore, induces the down-modulation of CD4 targets from target cell surfaces via a slow immune cell-mediated mechanism.

This data will be published today in an article in the journal *Cancer Research*.

"These exciting data document the way HuMax-CD4 works to kill target cells and highlights its potential for the treatment of cancer," said Prof. Jan G.J. van de Winkel, Chief Scientific Officer of Genmab.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our

products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-IL8™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; and UniBody® are all trademarks of Genmab A/S.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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GENMAB AMENDS HUMAX-CD4 PIVOTAL STUDY IN CTCL

Receives Orphan Drug Designation for Nodal T-cell Lymphoma

Summary: Genmab announced today it has amended the ongoing HuMax-CD4 pivotal study to treat refractory CTCL and has received an orphan drug designation for the treatment of nodal T-cell lymphoma.

Copenhagen, Denmark; October 11, 2007 – Genmab A/S (OMX: GEN) announced today it has amended the design of the ongoing pivotal study of HuMax-CD4® (zanolimumab) to treat refractory cutaneous T-cell lymphoma (CTCL) patients. The study which previously only included patients with the Mycosis Fungoides (MF) form of CTCL has been expanded to include patients with Sézary Syndrome as well. Furthermore, due to higher response rates observed at the 14 mg/kg dose level during the first part of the pivotal study, the 8 mg/kg dose level will now be discontinued, with all patients to be treated with 14 mg/kg of HuMax-CD4 once a week for 12 weeks.

These study amendments have been agreed to by the FDA under the Special Protocol Assessment agreement already in place.

In addition, HuMax-CD4 has received an orphan drug designation for the treatment of refractory CTCL in Australia and for the treatment of refractory nodal T-cell lymphoma in Europe. HuMax-CD4 previously received Fast Track Status from the FDA and orphan drug status in the US and Europe for the treatment of refractory CTCL.

"We believe expanding the HuMax-CD4 pivotal study to include a broader group of CTCL patients will allow us to speed up patient enrollment, test at a more effective dose level and potentially offer treatment for Sézary Syndrome patients as well as MF patients," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab. "The potential of HuMax-CD4 in treating T-cell lymphoma patients with unmet medical needs continues to be recognized by the international regulatory authorities."

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new

treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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GRANT OF WARRANTS IN GENMAB A/S

Summary: Genmab A/S' board of directors grants 188,900 warrants to employees of the company.

Copenhagen, Denmark; October 4, 2007 – Genmab A/S (OMX: GEN) announced today that on a board meeting the board decided to issue 188,900 warrants to employees of the company as well as the company's subsidiaries. No members of the company's board or management were granted warrants.

The exercise price for each warrant is DKK 326.50. Each warrant entitles the owner to subscribe one share of nominally DKK 1. On the basis of an exercise price of DKK 326.50 and by application of the Black-Scholes formula, the average value of each warrant can be calculated as DKK 135.25 based on an interest rate of 4.26% and the historical volatility of Genmab A/S shares calculated at 38.18%.

The warrants vest in blocks of 25% one, two, three and four years after the grant date, and all warrants expire at the tenth anniversary of the grant date. The new warrants were granted pursuant to the warrant plan adopted by the board on August 3, 2004. Information concerning Genmab's warrant schemes can be found on www.genmab.com under the heading 'warrant scheme.'

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date

statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-Inflam™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; HuMax-ZP3™; and UniBody™ are all trademarks of Genmab A/S.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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ROCHE FILES CTA FOR THIRD GENMAB ANTIBODY

Summary: Genmab's partner Roche has filed a CTA with the British MHRA for a Genmab antibody.

Copenhagen, Denmark; October 2, 2007 – Genmab A/S (OMX: GEN) announced today that its partner Roche has filed a Clinical Trial Application (CTA) with the British Medicines and Healthcare products Regulatory Agency (MHRA) for a Genmab antibody developed under the companies' collaboration. Genmab will receive a milestone payment from Roche which does not influence Genmab's financial guidance for 2007.

Under the agreement with Roche, Genmab utilizes its broad antibody expertise and development capabilities to create human antibodies to a broad range of disease targets identified by Roche. Genmab receives milestone and royalty payments based on successful products. In certain circumstances, Genmab may obtain rights to develop products based on disease targets identified by Roche. If all goals are reached, the value of the collaboration to Genmab could be USD 100 million, plus royalties.

"We are pleased that the third antibody created by Genmab under our partnership with Roche is entering the clinic and to now have eight products in clinical development," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab. "Genmab has now achieved the eleventh milestone under the collaboration."

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our

patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-Inflam™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; HuMax-ZP3™; and UniBody™ are all trademarks of Genmab A/S.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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MAJOR SHAREHOLDER ANNOUNCEMENT

Summary: Major Shareholder Announcement for Genmab A/S

Copenhagen, Denmark; October 1, 2007 – Genmab A/S (OMX: GEN) announces under reference to Section 29 of the Danish Securities Trading Act that ReachCapital Management LLC has informed us that their ownership in Genmab A/S as of September 28, 2007 consists of 2,258,219 shares, which is 5.07% of the total shares in the Company.

About Genmab A/S

Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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MAJOR SHAREHOLDER ANNOUNCEMENT

Summary: Major Shareholder Announcement for Genmab A/S

Copenhagen, Denmark; September 28, 2007 – Genmab A/S (OMX: GEN) announces under reference to Section 29 of the Danish Securities Trading Act that Go Capital Asset Management bv, Global Opportunities Fund, has informed us that their ownership in Genmab A/S as of September 27, 2007 consists of 2,331,225 shares, which is 5.3% of the total shares in the Company.

About Genmab A/S

Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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GENMAB'S TOTAL NUMBER OF VOTING RIGHTS AND TOTAL SHARE CAPITAL

Summary: Notification according to the Executive Order on Issuers' Disclosure Obligations

Copenhagen, Denmark; September 28, 2007 – Genmab A/S (OMX: GEN) hereby publishes the total number of voting rights and total share capital in the company cf. section 6 of the Executive Order on Issuers' Disclosure Obligations:

Total Number of Voting Rights:	44,506,216
Total Share Capital:	44,506,216

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

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GENMAB AMENDS OFATUMUMAB PIVOTAL STUDY IN NHL TO SINGLE ARM STUDY

Summary: Genmab has amended the design of the ofatumumab pivotal study in rituximab refractory follicular non-Hodgkin's lymphoma and reduced the number of patients to approximately 81.

Copenhagen, Denmark; September 27, 2007 – Genmab A/S (OMX: GEN) announced today it has amended the design of an ongoing pivotal study of ofatumumab (HuMax-CD20®) in rituximab refractory follicular non-Hodgkin's lymphoma (NHL) to a single arm trial that will now include approximately 81 patients. All patients will receive one infusion of 300 mg of ofatumumab followed by 7 weekly infusions of 1000 mg of ofatumumab.

The original study design included 162 patients, who would have received one infusion of 300 mg of ofatumumab followed by 7 weekly infusions of either 500 or 1000 mg of ofatumumab. This is the first study of ofatumumab dedicated to patients with rituximab-refractory follicular lymphoma.

In order to establish that ofatumumab is efficacious in this refractory setting, reducing the number of patients in the trial will help to expedite a result. The lower dose (500 mg) was dropped to reduce the total number of patients to be accrued and ensure that these very sick patients receive the maximum dose. Data from patients who were already treated in the 500 mg dose group will be analyzed for safety and included in the secondary efficacy analysis, but will not be included in the primary efficacy analysis.

"This change to the pivotal study design will allow us to treat all the refractory patients with a higher dose level of ofatumumab, allowing the maximum opportunity for response and longer lasting effects in this patient population," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab.

Ofatumumab is an investigational drug being developed under a co-development and commercialization agreement between Genmab and GlaxoSmithKline. It is not yet approved in any market.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain

committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###



CAPITAL INCREASE IN GENMAB AS A RESULT OF EMPLOYEE WARRANT EXERCISE

Summary: Genmab A/S increases its share capital by 41,660 shares as a result of employee warrant exercise.

Copenhagen, Denmark; September 18, 2007 – Genmab A/S (OMX: GEN) has decided to increase its share capital by 41,660 shares as a consequence of the exercise of employee warrants.

The increase is effected without any preemption rights for the existing shareholders of the company or others. The shares are subscribed in cash at the following prices per share of nominally DKK 1: 12,750 shares at DKK 33.70, 2,051 shares at DKK 37.00, 9,913 shares at DKK 62.50, 7,000 shares at DKK 86.00, 6,142 shares at DKK 101.00, 563 shares at DKK 114.00, 1,688 shares at DKK 116.00, 150 shares at DKK 130.00, and 1,403 shares at DKK 173.00. Proceeds to the company are approx. DKK 2.9 million (approx. TUSD 535). The increase corresponds to approx. 0.09 % of the company's share capital.

The new shares are ordinary shares without any special rights and are freely transferable negotiable instruments. The new shares shall give rights to dividends and other rights in relation to the company as of subscription, i.e. inter alia full rights to dividends for the financial year 2007. The new shares will be listed on the OMX Nordic Exchange Copenhagen A/S after registration with the Danish Commerce and Companies Agency. Genmab A/S' current share capital amounts to DKK 44,464,556 and will after the capital increase be DKK 44,506,216. The capital increase is expected to be finalized shortly.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets,

our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-Inflam™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; HuMax-ZP3™; and UniBody™ are all trademarks of Genmab A/S.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###



GENMAB PROVIDES INSIGHTS INTO IgG4 ANTIBODIES

Summary: Genmab scientists have discovered the basis of instability of human IgG4 antibodies.

Copenhagen, Denmark; September 13, 2007 – Genmab A/S (OMX: GEN) announced today its scientists have discovered the basis for the instability of human IgG4 antibodies underlying their biological role in the immune system. In pre-clinical studies, Genmab discovered that IgG4 antibodies are dynamic and unstable molecules that naturally exchange their target-binding arms with other IgG4 molecules. This exchange leads the antibody to essentially become bispecific with the potential ability to bind to two different targets. However, the IgG4 antibodies usually do not bind to two different targets simultaneously in vivo.

This exchange of target-binding arms underlies the anti-inflammatory activity seen with IgG4 antibodies and may lead to a dampening effect on inflammatory reactions in certain conditions such as allergies or autoimmune disease. These dynamic and unstable properties make IgG4 antibodies unpredictable and thus unfavorable for human therapeutic use, in spite of their potential advantage in treating diseases for which effector function is not desired.

These findings will be published in the journal *Science* on September 14. The studies were performed in collaboration with scientists at Sanquin Research, Amsterdam and the University of Maastricht, the Netherlands.

"These insights into the mechanisms of human IgG4 antibodies are what led Genmab to develop the UniBody™ technology platform," said Prof. Jan G. J. van de Winkel, Chief Scientific Officer at Genmab. "By removing the hinge region of the IgG4 antibody molecule, we have created a small, stable and inert half-molecule with a long half-life called UniBody which may provide effective treatments for certain types of cancer and autoimmune disease."

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors

that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-Inflam™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; HuMax-ZP3™; and UniBody™ are all trademarks of Genmab A/S.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###



GENMAB DISCLOSES TARGET AND DEVELOPMENT PLANS FOR HUMAX-INFLAM

Summary: Genmab reveals that HuMax-Inflam target is IL-8 and future development will be in cancer and inflammation.

Copenhagen, Denmark; September 13, 2007 – Genmab A/S (OMX: GEN) announced today its fully human HuMax-Inflam™ antibody is directed to IL-8 (interleukin-8) and may have potential application in oncology and inflammation. Genmab will initially focus on studies to treat glioblastoma, a cancer of the central nervous system. Other possible indications include chronic obstructive pulmonary disease (COPD) and pustular dermatoses. In pre-clinical studies, HuMax-Inflam has been shown to inhibit tumor growth in tumor models using primary human tumors in immunodeficient mice. HuMax-Inflam was also effective in reducing disease activity in palmoplantar pustulosis patients in a clinical study.

Genmab is currently preparing an improved commercially viable cell line for HuMax-Inflam and hopes to start the next phase of clinical trials in 2008.

"Genmab's development plans for HuMax-Inflam have been a closely guarded secret for several years now and we are happy to announce the solution to the mystery, which has been much anticipated by the investment community," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab. "We believe that HuMax-Inflam may have potential to treat patients with glioblastoma, which has a very low survival rate."

About HuMax-Inflam and IL-8

HuMax-Inflam is a high affinity fully human IgG1,κ antibody directed towards IL-8. IL-8 is a major mediator of inflammation, a potent chemoattractant for white blood cells called neutrophils, as well as an important factor in angiogenesis. HuMax-Inflam effectively blocks binding of IL-8 to neutrophils and inhibits neutrophils from migrating towards sites of inflammation via a process known as chemotaxis. HuMax-Inflam also potently inhibits IL-8 induced neutrophil activation. In pre-clinical studies, HuMax-Inflam has been shown to inhibit tumor growth in tumor models using primary human tumors in immunodeficient mice.

Results from a Phase I/II study of HuMax-Inflam in patients with palmoplantar pustulosis were reported by Genmab and Medarex in December 2004. Fifty-seven percent (16 of 28) of patients who completed the study achieved a 50% or more reduction in disease activity at week 8. In a pooled analysis of all dose groups after 8 weeks, a statistically significant reduction in disease activity of 56% was seen. In addition to effectively reducing disease activity in study patients, HuMax-Inflam was also effective at inhibiting neutrophil chemotaxis in fluids sampled from patients and the concentration of HuMax-Inflam in such fluids increased in parallel with higher treatment doses.

Genmab A/S
Toldbodgade 33
1253 Copenhagen K, Denmark

Tel: +45 7020 2728
Fax: +45 7020 2729
CVR no. 2102 3884

GENMAB DISCLOSES TARGET AND DEVELOPMENT PLANS FOR HUMAX-INFLAM

Conference Call
Genmab will hold a conference call about the news today, Thursday September 13, 2007 at:

3:00 PM CEST
2:00 PM BST
9:00 AM EDT

The dial in numbers are as follows:

+1 800 289-0533 (in the US)
+1 913 981-5525 (outside the US)

The conference call will be held in English.

A live webcast of the call will be available at www.genmab.com. The webcast will also be archived on Genmab's website.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###



GENMAB ANNOUNCES ASSET EXCHANGE AGREEMENT

Summary: Genmab signs asset exchange agreement.

Copenhagen, Denmark; September 13, 2007 – Genmab A/S (OMX: GEN) announced today the execution of an asset exchange agreement with Medarex, Inc. Under the terms of the agreement, Genmab will receive full rights to HuMax-Inflam™/MDX-018, which targets IL-8, and Medarex will receive full rights to multiple disease programs in oncology. Genmab and Medarex will release to each other all previously held economic interests in the assets exchanged.

"Genmab will now hold all the rights to the HuMax-Inflam antibody which we have developed in cooperation with Medarex and hope to move the product into further clinical studies soon," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab.

About Genmab A/S

Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###



DAHANCA INITIATES HEAD AND NECK CANCER STUDY WITH GENMAB'S HUMAX-EGFR

Summary: Genmab announces the initiation of a Phase III study of HuMax-EGFr to treat head and neck cancer in cooperation with DAHANCA.

Copenhagen, Denmark; September 13, 2007 – Genmab A/S (OMX: GEN) announced today the initiation of a Phase III study of HuMax-EGFr™ (zalutumumab) to treat head and neck cancer in cooperation with the Danish Head and Neck Cancer Group (DAHANCA). The study will include approximately 600 previously untreated head and neck cancer patients to assess whether concomitant therapy with HuMax-EGFr can improve the efficacy of primary curative radiotherapy.

"We are excited for DAHANCA to begin the largest HuMax-EGFr trial to date," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab. "We hope that HuMax-EGFr provides additional benefit to head and neck cancer patients receiving radiotherapy."

About the trial

Patients in the study will be randomized to treatment with radiotherapy or HuMax-EGFr plus radiotherapy. All patients will receive treatment with accelerated radiotherapy plus nimorazole and may also receive cisplatin chemotherapy. Patients receiving HuMax-EGFr will receive six weekly doses of 8 mg/kg of HuMax-EGFr. Patients will be followed for at least 5 years and will be clinically evaluated at months 2, 5, 8 and 12 after completion of treatment. Evaluations will continue every 4 months in the second year and every 6 months the third and fourth year and once a year thereafter.

The objective of the study is to determine the efficacy of HuMax-EGFr in combination with radiotherapy in treating patients with squamous cell carcinoma of the head and neck. The primary endpoint is loco-regional control and secondary endpoints are overall survival, disease free survival and acute and late side effects.

About cancers of the head and neck

Head and neck cancers may affect the mouth, nasal cavities, sinuses, larynx and pharynx. Most are squamous carcinomas but others include lymphoepithelioma and lymphoma. Head and neck cancers account for 3 % of all cancers in the U.S., with 40,000-60,000 cases diagnosed and 12,000 deaths annually. Worldwide incidence is about half a million with nearly 250,000 deaths.

Genmab A/S
Toldbodgade 33
1253 Copenhagen K, Denmark

Tel: +45 7020 2728
Fax: +45 7020 2729
CVR no. 2102 3884

DAHANCA INITIATES HEAD AND NECK CANCER STUDY WITH GENMAB'S HUMAX-EGFR

About Genmab A/S

Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-Inflam™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; HuMax-ZP3™; and UniBody™ are all trademarks of Genmab A/S.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###



GENMAB ANNOUNCES ENCOURAGING PRECLINICAL DATA FOR OFATUMUMAB

Summary: Genmab announces ofatumumab appeared more effective than rituximab in a pre-clinical study.

Copenhagen, Denmark; September 7, 2007 – Genmab A/S (OMX: GEN) announced today that ofatumumab (HuMax-CD20®) appeared more effective at inducing complement dependent cytotoxicity (CDC), an immune system killing mechanism, than rituximab in a pre-clinical study. The CD20 antibodies were incubated with tumor cells and analyzed using Spinning Disk Confocal Fluorescent Microscopy. This technology allows imaging of the effects on target cells induced by therapeutic antibodies in real time. Both antibodies were found to activate CDC and induced profound changes in both shape and appearance of target cells.

Direct comparisons of ofatumumab and rituximab revealed ofatumumab to induce much more rapid and profound CDC and far more impressive cell changes than rituximab. This, furthermore, lead to more effective killing of target cells by ofatumumab.

"This study supports the growing body of pre-clinical research that suggests ofatumumab may be more effective in eliminating target cells and treating diseases such as lymphoid cancers and rheumatoid arthritis than existing therapies," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab.

These pre-clinical data will be presented in an oral presentation at the XIth European Meeting on Complement in Human Disease, in Cardiff, United Kingdom on September 9, 2007.

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our

products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; E: hth@genmab.com

###



ROCHE FILES IND FOR SECOND GENMAB ANTIBODY

Summary: Genmab's partner Roche has filed an IND with the US FDA for a Genmab antibody.

Copenhagen, Denmark; August 10, 2007 – Genmab A/S (OMX: GEN) announced today that its partner Roche has filed an Investigational New Drug application (IND) with the US Food and Drug Administration for a Genmab antibody developed under the companies' collaboration. Genmab will receive a milestone payment from Roche which does not influence Genmab's financial guidance for 2007.

Under the agreement with Roche, Genmab utilizes its broad antibody expertise and development capabilities to create human antibodies to a broad range of disease targets identified by Roche. Genmab receives milestone and royalty payments based on successful products. In certain circumstances, Genmab may obtain rights to develop products based on disease targets identified by Roche. If all goals are reached, the value of the collaboration to Genmab could be USD 100 million, plus royalties.

"This will be the second antibody produced under our collaboration with Roche to enter the clinic and Genmab's seventh antibody to enter clinical development overall," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab. "Our partnership with Roche continues to bear fruit and add value to Genmab's expanding product pipeline."

About Genmab A/S
Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options. For more information on Genmab's products and technology, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date

statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-Inflam™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; HuMax-ZP3™; and UniBody™ are all trademarks of Genmab A/S.

Contact: Helle Husted, Sr. Director, Investor Relations
T: +45 33 44 77 30; M: +45 25 27 47 13; E: hth@genmab.com

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

GENMAB REGAINS RIGHTS TO HUMAX-TAC

Summary: Genmab has regained all rights to HuMax-TAC from Merck Serono S.A.

Copenhagen, Denmark; August 2, 2007 – Genmab A/S (OMX: GEN) announced today it has regained all rights to the HuMax-TAC™ antibody from Merck Serono following a portfolio review by Merck Serono. Worldwide rights to HuMax-TAC were previously licensed to Merck Serono in May 2005. Regaining the rights to HuMax-TAC will not influence Genmab's financial guidance for 2007.

"Now that we have regained rights to the HuMax-TAC program, Genmab will review the program internally to decide on future plans," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab.

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our

relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-Inflam™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; HuMax-ZP3™; and UniBody™ are all trademarks of Genmab A/S.

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

GENMAB ANNOUNCES FINAL HUMAX-CD4 PHASE II CTCL DATA

Summary: Final data from two HuMax-CD4 Phase II CTCL studies shows median response duration of 81 weeks and overall response rate of 56% at highest doses.

Copenhagen, Denmark; June 29, 2007 – Genmab A/S (CSE: GEN) announced today final data from its two Phase II studies in early and late stage mycosis fungoides (MF), a form of cutaneous T-cell lymphoma (CTCL), was reported in Blood (Kim, Y., M. Duvic, E. Obitz, et al. Clinical efficacy of zanolimumab (HuMax-CD4): two phase 2 studies in refractory cutaneous T-cell lymphoma. Blood 2007; 109: 4655-4662). In the high dose levels of 560 mg and 980 mg, 13 MF patients had objective responses lasting between 8 and 91 weeks, with median response duration of 81 weeks (20.3 months), a significant increase compared to previously reported data. Nine of the responses lasted more than 20 weeks. Three MF patients treated at the 280 mg dose had responses lasting 12, 13 and 24 weeks and discontinued the study before disease progression.

Responses generally remained the same with 13 of 38 MF patients overall obtaining an objective response to HuMax-CD4 (zanolimumab). Fifty-six percent of MF patients treated at 560 mg (7/14 patients) or 980 mg (3/4 patients) of HuMax-CD4 achieved objective responses compared with 15% at the 280 mg (3/20 patients) dose when evaluated by CA Score.

"The final data from the Phase II CTCL studies shows the duration of response nearly doubled the duration of 10.5 months we previously reported," said Lisa N. Drakeman, Ph.D. "We believe this length of duration could be a significant advantage for CTCL patients who must often return to their doctors seeking new treatments after short periods of time."

About the Studies

Two studies were conducted concurrently – one in early stage CTCL and one in late stage. In both studies, patients were refractory or intolerant to previous therapy and were treated with a 280 mg, 560 mg or 980 mg dose of Humax-CD4 once a week for 16 weeks. Patients were followed for at least 4 weeks after the end of treatment or until

disease progression. Objective responses were evaluated using the Composite Assessment of Index Lesion Disease Activity (CA) Score.

About Genmab A/S

Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com



GENMAB REGAINS RIGHTS TO HUMAX-CD4

Plans Expanded Cancer Development and UniBody for HIV

Summary: Genmab has regained rights to HuMax-CD4 from Merck Serono and plans to expand development in cancer and create a UniBody for HIV.

Copenhagen, Denmark; June 29, 2007 – Genmab A/S (CSE: GEN) announced today it has regained all rights to the HuMax-CD4® (zanolimumab) antibody from Merck Serono S.A. Genmab plans to continue moving development of HuMax-CD4 forward in the existing non-cutaneous T-cell lymphoma and cutaneous T-cell lymphoma clinical programs and expand development into earlier stage patients in combination with PUVA as well as other combinations with approved therapies for CTCL.

In addition, Genmab is making plans to develop a UniBody™ targeting the CD4 receptor. HuMax-CD4 binds the CD4 molecule with very high affinity and effectively blocked and neutralized infection of a broad panel of HIV-1 viruses isolated from infected individuals. Laboratory studies in an immunodeficient (SCID) mouse model, where animals were reconstituted with human blood cells, showed HuMax-CD4 to effectively block HIV-1 replication and reduce depletion of CD4+ T-cells by the virus. A UniBody targeting CD4 represents a promising drug candidate that may prevent or slow HIV-1 infection and AIDS and spare T-cells.

Worldwide rights to HuMax-CD4 were previously licensed to Merck Serono S.A. in August 2005. Regaining rights to HuMax-CD4 will not influence Genmab's financial guidance for 2007.

"We are very enthusiastic about having HuMax-CD4 back in the hands of Genmab's experienced clinical development team who will work diligently to move the program forward. HuMax-CD4 is a nice fit with the rest of Genmab's pipeline and may provide us with an additional commercial opportunity to move the company forward into the sales and marketing arena," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab. "If we ultimately build a sales force for HuMax-CD20, we would be in a position for this same sales force to market HuMax-CD4."

GENMAB REGAINS RIGHTS TO HUMAX-CD4

Conference Call
Genmab will hold a conference call about the news today, Friday, June 29, 2007 at:

3:30 PM CEST
2:30 PM BST
9:30 AM EDT

The dial in numbers are as follows:

+1 800 479 9001 (in the US)
+1 719 457 2618 (outside the US)

The conference call will be held in English.

To listen to a live webcast of the call please visit:
https://cis.premconf.com/sc/scw.dll/usr?cid=vlllrznlmslvsmwmm

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

GENMAB'S TOTAL NUMBER OF VOTING RIGHTS AND TOTAL SHARE CAPITAL

Summary: According to Rules for Issuer's Disclosure Duty

Copenhagen, Denmark; June 29, 2007 – Genmab A/S (CSE: GEN) hereby publishes the total number of voting rights and total share capital in the company cf. section 6 of rules for issuer's disclosure of:

Total Number of Voting Rights:	44,464,556
Total Share Capital:	44,464,556

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to

up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-Inflam™; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; HuMax-ZP3™; and UniBody™ are all trademarks of Genmab A/S.

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

GRANT OF WARRANTS TO BOARD MEMBERS, MANAGEMENT AND EMPLOYEES IN GENMAB A/S

Copenhagen, Denmark; June 27, 2007 – On a board meeting held on June 27, 2007 in Genmab A/S (CSE: GEN) the board of directors decided to issue 826,045 warrants to members of the board of directors, managers and employees of the company and the company's subsidiaries.

The exercise price for each warrant is DKK 352.50. Each warrant entitles the owner to subscribe one share of nominally DKK 1. On the basis of an exercise price of DKK 352.50 and by application of the Black-Scholes formula, the average value of each warrant can be calculated as DKK 143.57 based on an interest rate of 4.30% and the historical volatility of Genmab A/S shares calculated at 37.10%.

The warrants vest in blocks of 25% one, two, three and four years after the grant date, and all warrants expire at the tenth anniversary of the grant date. The new warrants were granted pursuant to the warrant plan adopted by the board of directors on August 3, 2004. Information concerning Genmab's warrant schemes can be found on www.genmab.com under the heading 'warrant scheme.'

In accordance with Section 28a of the Danish Securities Trading Act the company hereby makes public that the following persons received the following number of warrants:

Members of the Board:
Michael B. Widmer received 30,000 warrants.
Anders Gersel Pedersen received 15,000 warrants.
Karsten Havkrog Pedersen received 15,000 warrants.
Ernst H. Schweizer received 15,000 warrants.
Burton G. Malkiel received 15,000 warrants.
Hans Henrik Munch-Jensen received 15,000 warrants.

GRANT OF WARRANTS TO BOARD MEMBERS, MANAGEMENT AND EMPLOYEES IN GENMAB A/S

Members of the Management:
Lisa N. Drakeman received 200,000 warrants.
Jan G. J. van de Winkel received 100,000 warrants.
Claus Juan Møller-San Pedro received 100,000 warrants.
Bo Kruse received 75,000 warrants.

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

GENMAB REACHES FIRST MILESTONE IN OFATUMUMAB COLLABORATION

Summary: Positive efficacy results with ofatumumab in rheumatoid arthritis enable Genmab to achieve first development milestone.

Copenhagen, Denmark; June 26, 2007 – Genmab A/S (CSE: GEN) announced today it has reached the first development milestone for ofatumumab (HuMax-CD20®) under the terms of its collaboration with GlaxoSmithKline (GSK). Achievement of this milestone has resulted in a payment of DKK 116.3 million (approximately USD 20.8 million), triggered by positive efficacy results in the Phase II rheumatoid arthritis study, announced June 15, 2007. The payment will not influence Genmab's financial guidance for 2007.

Genmab licensed exclusive worldwide rights to co-develop and commercialize ofatumumab to GSK in December 2006. Genmab received a license fee of DKK 582 million, and GSK invested DKK 2,033 million in Genmab shares. In addition, Genmab will be entitled to receive tiered double digit royalties on global sales of ofatumumab and may also receive further milestone payments. As part of the agreement, Genmab will have an option to co-promote, in a targeted oncology setting, ofatumumab, Bexxar™, and Arranon™ in the US and ofatumumab and Atriance™ in the Nordic region. GSK will also have an option for a CD20 UniBody™.

"Genmab's clinical development team has worked very hard to progress the various ongoing clinical trial programs with ofatumumab, and these results in the RA indication are very encouraging," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab. "We are also very pleased that these results have helped us reach our first milestone in our collaboration with GSK so soon after entering into our agreement."

About Genmab A/S

Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new

therapeutic products. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

GENMAB ANNOUNCES DEVELOPMENT PLANS FOR OFATUMUMAB

Summary: Genmab announces that further development plans for ofatumumab in oncology and autoimmune disease will be described today at GlaxoSmithKline's Oncology Seminar.

Copenhagen, Denmark; June 18, 2007 – Genmab A/S (CSE: GEN) announced that development plans for ofatumumab (HuMax-CD20®) will be described at GlaxoSmithKline's (GSK) Oncology Seminar today. Ofatumumab is currently in late stage development for chronic lymphocytic leukemia (CLL), follicular non-Hodgkin's lymphoma (NHL) and in Phase II for rheumatoid arthritis (RA) and is being developed under a worldwide co-development and commercialization agreement between Genmab and GSK.

A clear demonstration of the efficacy and safety of ofatumuamb in two late stage single-arm trials (CLL and follicular NHL), which are not routinely accepted as registration studies, could provide the initial regulatory applications. Genmab has received a Fast Track designation for the CLL study. Under these circumstances, ofatumumab could potentially enter the market in 2008 first for the treatment of refractory CLL and subsequently for rituximab-refractory follicular NHL. We furthermore expect to expand the ofatumumab program into new indications with the planned initiation of clinical studies in diffuse large B-cell lymphoma (DLBCL) by the end of 2007 and randomized Phase III studies in CLL and follicular NHL in the first half of 2008.

In the autoimmune disease setting, we expect to initiate Phase III studies of ofatumumab in RA by the end of 2007. We also plan to expand the development program with initiation of a Phase II study in relapsing remitting multiple sclerosis (RRMS) in the first quarter of 2008. There is potential to pursue indications in a wide range of autoimmune disease settings.

GENMAB ANNOUNCES DEVELOPMENT PLANS FOR OFATUMUMAB

About Genmab A/S

Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
E: hth@genmab.com

GLAXOSMITHKLINE AND GENMAB PRESENT POSITIVE PHASE II RESULTS WITH OFATUMUMAB IN PATIENTS WITH RHEUMATOID ARTHRITIS (RA)

Summary: New data to be presented at the European League Against Rheumatism (EULAR) congress demonstrates the potential benefit of ofatumumab in patients with rheumatoid arthritis.

London, UK & Philadelphia, USA and Copenhagen, Denmark; June 15, 2007 – GlaxoSmithKline (GSK) and Genmab A/S (CSE: GEN) announced today positive primary efficacy data (evaluated at 24 Weeks) to be presented at EULAR 2007, the Annual European Congress of Rheumatology (abstract number: OPO232) from a Phase II study of ofatumumab (HuMax-CD20®) in patients with rheumatoid arthritis (RA). Ofatumumab is being co-developed under a worldwide agreement between GlaxoSmithKline and Genmab.

A total of 225 patients with active RA who have previously failed one or more disease-modifying anti-rheumatic drugs (DMARDs) were enrolled into this double-blind placebo controlled study to evaluate the safety and efficacy of ofatumumab. Patients within the study were randomized into one of four treatment groups (300 mg, 700 mg or 1000 mg ofatumumab or placebo) and assessed based on their American College of Rheumatology (ACR) and EULAR responses at 24 weeks. Continuation of current stable doses of methotrexate and low dose corticosteroids were permitted.

In the intention-to-treat study population, comprising 224 patients, ACR20 was achieved by 46% of all patients receiving ofatumumab, ACR50 achieved by 24% and ACR70 achieved by 6% of ofatumumab patients compared to 15%, 5% and 0% in the placebo group. Evaluated by dose groups, an ACR20 response was obtained by 41% ($p=0.002$), 49% ($p<0.001$) and 46% ($p<0.001$) of patients receiving 300 mg, 700 mg and 1000 mg of ofatumumab. An ACR50 response was obtained by 19%, 26% and 26% of patients receiving the varying doses of ofatumumab, with 9%, 4% and 6% obtaining an ACR70 response. These scores indicate a 20%, 50% or 70% improvement respectively in the number of swollen and tender joints, as well as improvements in other disease-activity measures.

GLAXOSMITHKLINE AND GENMAB PRESENT POSITIVE PHASE II RESULTS WITH OFATUMUMAB IN PATIENTS WITH RHEUMATOID ARTHRITIS (RA)

In the subgroup of patients receiving concomitant stable doses of methotrexate, comprising 178 patients, results across the three dose levels of ofatumumab studied showed that an ACR20 response was obtained by 42% (p=0.006), 56% (p<0.001) and 50% (p=0.001) of patients in the 300 mg, 700 mg and 1000 mg dose groups, respectively compared to 16% in the placebo group. An ACR50 response was obtained by 21%, 26% and 26% of patients receiving the varying doses of ofatumumab, with 8%, 2% and 5% obtaining an ACR70 response. The corresponding responses for the placebo group were 7% and 0%.

At 24 weeks, the patients' immune responses to study medication (ofatumumab or placebo) were also evaluated by testing for the presence of human anti-human antibodies (HAHAs). All patients tested negative at 24 weeks.

Overall, 72% (300 mg p<0.001; 700 mg p=0.001; 1000 mg p=0.001) of patients treated with each of the ofatumumab doses experienced at least a moderate (moderate or good) EULAR response compared to 40% of patients receiving placebo at week 24.

The data also showed that ofatumumab appeared well tolerated, with no increased frequency of serious infections. Approximately half of the adverse events occurred on infusion days (51%) with the most frequently reported being mild or moderate (CTC grade 1-2 events), including throat irritation, dyspnoea and rash.

"These results represent another positive milestone in the development of ofatumumab. They will enable us to progress development in the rheumatoid arthritis (RA) indication and help bring this potentially important treatment to patients suffering from this often painful and debilitating condition," commented Dr. Kathy Rouan, Vice President, Research and Development, GlaxoSmithKline.

"The level of response of patients in the study illustrates the potential of ofatumumab in the treatment of RA and we hope to see similar results in the Phase III study being planned for later this year," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab.

These data will be described in an oral presentation by Professor Mikkel Østergaard, Department of Rheumatology, Copenhagen University Hospital at the 2007 Annual European Congress of Rheumatology (EULAR) in Barcelona, Spain on June 16.

ACR Response

The ACR response is a standard assessment used to measure patients' responses to anti-rheumatic therapies devised by the American College of Rheumatology (ACR). It requires a patient to have a defined percentage reduction in a number of symptoms and measures of their disease. For example:

- At least 20% improvement in the painful joint count and in the swollen joint count; and

GLAXOSMITHKLINE AND GENMAB PRESENT POSITIVE PHASE II RESULTS WITH OFATUMUMAB IN PATIENTS WITH RHEUMATOID ARTHRITIS (RA)

- At least 20% improvement in at least three of the following parameters: ESR or APR, physician's global assessment of disease activity, patient's global assessment of disease activity, patient's assessment of pain, and physical disability.

These criteria are known as the ACR20, reflecting the need for a 20% improvement in each parameter, which is considered the clinically relevant cut-off point. A 50% or 70% level of reduction (the percentage of reduction of RA symptoms) is represented as ACR50 and ACR70, respectively.

EULAR Response
The EULAR criteria for rheumatoid arthritis use the disease activity scale (DAS) using the 28-joint tender and swollen joint counts, which includes not only change in disease activity but also current disease activity. To be classified as responders, patients should have a significant change in DAS and also low current disease activity. Patients are classified as good, moderate, or non-responders according to both a significant change in the DAS and the level of residual disease activity.

About GlaxoSmithKline
GlaxoSmithKline is one of the world's leading research-based pharmaceutical and healthcare companies and is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For more information, visit GlaxoSmithKline on the World Wide Web at www.gsk.com.

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to

up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

GlaxoSmithKline Forward-Looking Statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2005.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-EGFr™; HuMax-Inflam™; HuMax-CD20®; HuMax-TAC™; HuMax-HepC™, HuMax-CD38™; HuMax-ZP3™; and UniBody™ are all trademarks of Genmab A/S.

###

Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Genmab

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

GENMAB INITIATES OFATUMUMAB FRONT LINE NHL STUDY

Summary: Genmab has initiated a Phase II study of ofatumumab in combination with CHOP as front line treatment of follicular NHL.

Copenhagen, Denmark; June 14, 2007 – Genmab A/S (CSE: GEN) announced today it has initiated a Phase II study of ofatumumab (HuMax-CD20®) in combination with cyclophosphamide, doxorubicin, vincristine and prednisone (CHOP) in patients with previously untreated follicular non-Hodgkin's lymphoma (NHL). A total of 56 patients will be enrolled in the study which is being conducted under Genmab's collaboration with GlaxoSmithKline.

"We are pleased to begin this study of ofatumumab for front line treatment of follicular NHL," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab, "which we hope may be more effective than currently available treatment."

About the trial
Patients in this open label study will be randomized into two dose groups of 28 patients each and will receive 6 infusions of ofatumumab in combination with CHOP. Each patient will receive 300 mg of ofatumumab at the first infusion, followed by 5 subsequent infusions of either 500 or 1000 mg of ofatumumab every 3 weeks, in combination with 6 cycles of CHOP. Disease status will be assessed at three months following the last treatment and then every three months until month 24, and every 6 months thereafter until 60 months or initiation of alternative treatment.

The objective of the study is to determine the efficacy of two dose regimens of ofatumumab in combination with CHOP in previously untreated follicular NHL patients. The primary endpoint in the study is objective response from start of treatment until 3 months after last treatment assessed according to the standardized response criteria for NHL at 30 weeks.

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous

products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

GENMAB'S HUMAX-EGFR SHOWS BROAD POTENTIAL IN CANCER TREATMENT

Summary: HuMax-EGFr may have the potential to treat a broad variety of cancers that include those over-expressing both normal and mutated EGF receptors.

Copenhagen, Denmark; June 3, 2007 – Genmab A/S (CSE: GEN) announced today pre-clinical data illustrating its fully human HuMax-EGFr™ (zalutumumab) antibody may have broad potential to treat cancers that over-express several types of EGFr (epidermal growth factor receptor).

Recently, mutations which appear to alter the signaling ability of EGFr have been identified in tumors from lung cancer patients. Such mutations may be a critical factor in the potential success of EGFr-directed treatments in lung cancer.

In a novel cancer cell laboratory model, HuMax-EGFr effectively inhibited the growth of tumor cells that express both mutated or normal EGF receptors. This inhibition occurred through different mechanisms of action including direct inhibition of cancer cell growth and an immune cell-mediated killing activity known as antibody dependent cell-mediated cytotoxicity (ADCC).

Genmab scientists also used the model to test the effects of tyrosine kinase inhibitors (TKI) such as the marketed products Iressa and Tarceva on EGFr-expressing tumor cells. Tumor cells expressing various mutated EGFr varied strongly in their sensitivity to TKI therapy, whereas no differences in efficacy where observed for HuMax-EGFr.

"This pre-clinical data indicates that HuMax-EGFr may have more potential in the treatment of some types of cancer, such as lung cancer, than tyrosine kinase inhibitors," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab.

These data will be presented today in a poster session at the 43rd American Society of Clinical Oncology (ASCO) Annual Meeting in Chicago, Illinois, USA.

GENMAB'S HUMAX-EGFR SHOWS BROAD POTENTIAL IN CANCER TREATMENT

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

GENMAB'S TOTAL NUMBER OF VOTING RIGHTS AND TOTAL SHARE CAPITAL

Summary: According to Rules for Issuer's Disclosure Duty

Copenhagen, Denmark; June 1 , 2007 – Genmab A/S (CSE: GEN) hereby publishes the total number of voting rights and total share capital in the company cf. section 17, subsection 2 of rules for issuer's disclosure of:

Total Number of Voting Rights:	44,333,015
Total Share Capital:	44,333,015

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may

render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-CD20®; HuMax-EGFr™; HuMax-Inflam™; HuMax-TAC™; HuMax-HepC™, HuMax-CD38™; HuMax-ZP3™; and UniBody™ are all trademarks of Genmab A/S.

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

CAPITAL INCREASE IN GENMAB AS A RESULT OF EMPLOYEE WARRANT EXERCISE

Summary: Genmab A/S increases its share capital by 131,541 shares as a result of employee warrant exercise.

Copenhagen, Denmark; June 1, 2007 – Genmab A/S (CSE: GEN) has decided to increase its share capital by 131,541 shares as a consequence of the exercise of employee warrants.

The increase is effected without any preemption rights for the existing shareholders of the company or others. The shares are subscribed in cash at the following prices per share of nominally DKK 1: 47,995 shares at DKK 33.70, 23,450 shares at DKK 37.00, 12,975 shares at DKK 62.50, 6,125 shares at DKK 86.00, 6,000 shares at DKK 89.50, 1,125 shares at DKK 97.00, 2,875 shares at DKK 101.00, 7,311 shares at DKK 116.00, 625 shares at DKK 130.00, 13,625 shares at DKK 139.50, 3,849 shares at DKK 184.00 and 5,586 shares at DKK 210.50. Proceeds to the company are approximately DKK 9.5 million (approx. USD 1.7 million). The increase corresponds to approx. 0.30 % of the company's share capital.

The new shares are ordinary shares without any special rights and are freely transferable negotiable instruments. The new shares shall give rights to dividends and other rights in relation to the company as of subscription, i.e. inter alia full rights to dividends for the financial year 2007. The new shares will be listed on the Copenhagen Stock Exchange after registration with the Danish Commerce and Companies Agency. Genmab A/S' current share capital amounts to DKK 44,333,015 and will after the capital increase be DKK 44,464,556. The capital increase is expected to be finalized shortly.

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. In addition, Genmab has developed UniBody™, a new proprietary

technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

GENMAB TO BECOME MEMBER OF COPENHAGEN STOCK EXCHANGE'S OMXC20 INDEX

Summary: Genmab will become a member of the OMXC20 index as of June 18, 2007.

Copenhagen, Denmark; June 1, 2007 – Genmab A/S (CSE: GEN) announced today that the company will become a member of the Copenhagen Stock Exchange's OMXC20 index as of June 18, 2007. The index is comprised of the 20 most actively traded shares on the Copenhagen Stock Exchange and is revised biannually on the basis of two criteria: turnover in terms of market value and liquidity on the basis of trading frequency.

The first trading day of the revised OMXC20 index is June 18, 2007. The old portfolio will be effective up to and including June 15, 2007.

"We are delighted and honored to join some of the largest Danish companies as a member of the prestigious OMXC20 index. This is an important achievement for our industry, as Genmab is the first biotechnology company to enter the index," said Lisa N. Drakeman, Ph.D., Chief Executive Officer at Genmab.

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome

and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

GENMAB'S HUMAX-HEPC PREVENTS HEPATITIS C VIRUS INFECTION IN ANIMAL MODEL

Summary: Genmab's HuMax-HepC prevented Hepatitis C virus infection in an animal model.

Copenhagen, Denmark; May 21, 2007 – Genmab A/S (CSE: GEN) announced today its fully human antibody HuMax-HepC™ prevented Hepatitis C virus (HCV) infection in a novel animal model. In the pre-clinical study, mice with a compromised immune system were transplanted with human liver cells (hepatocytes) and exposed to a mixture of patient-derived HCV of different genotypes.

Replication of HCV was not observed in 5 of 6 mice (83%) treated with HuMax-HepC, indicating that HuMax-HepC completely prevented HCV infection. The sixth mouse was infected with HCV, but the virus was subsequently cleared. In comparison, 5 of 6 mice who received a control antibody developed and sustained a robust HCV infection.

"We are pleased to present this pre-clinical data which indicates that HuMax-HepC may provide effective protection against HCV infection of human hepatocytes *in vivo*," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab.

This data will be presented today at the American Association for the Study of Liver Diseases' (AASLD) Digestive Disease Week® in Washington, DC, USA.

About HuMax-HepC

HuMax-HepC was originally isolated from a patient who suffered from mild chronic hepatitis. HuMax-HepC binds to a conformational epitope of envelope protein 2 (E2), which is expressed on the surface of Hepatitis C virus and plays an important role in the entry of hepatitis C virus into target cells. In pre-clinical studies, HuMax-HepC was shown to be broadly cross-reactive with several HCV genotypes and potently neutralized binding of HCV-E2 to susceptible cells.

GENMAB'S HUMAX-HEPC PREVENTS HEPATITIS C VIRUS INFECTION IN ANIMAL MODEL

About Hepatitis C virus (HCV)
Worldwide more than 170 million people are chronically infected with HCV, including approximately 3.9 million in the United States and 8.9 million in Europe. Most infected people develop increasing liver fibrosis over time that can lead to cirrhosis, liver failure or liver cancer. From population-based studies it is estimated that in the United States 8,000–10,000 deaths occur each year due to HCV-related chronic liver disease. Moreover, Hepatitis C is the main cause of about half of the estimated 10,000 liver transplants in Europe and the United States each year. A major complication of liver transplantation in HCV-patients is re-infection of the graft by HCV. Studies conducted in several laboratories support the rationale for using antibodies to prevent liver infection or re-infection with HCV.

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com



NEW DATA ON GENMAB AND GLAXOSMITHKLINE'S OFATUMUMAB: PHASE II STUDY IN RHEUMATOID ARTHRITIS TO BE PRESENTED AT EULAR

Summary: First presentation of data from a Phase II study with ofatumumab scheduled for the 2007 Annual European Congress of Rheumatology.

Copenhagen, Denmark; April 25, 2007 – Genmab A/S (CSE: GEN) announced today that the results of a Phase II study with ofatumumab (HuMax-CD20™) in patients with rheumatoid arthritis (RA) have been accepted for oral presentation at the 2007 Annual European Congress of Rheumatology (EULAR). The oral presentation, which will include new results from the double-blind, placebo controlled Phase II study with ofatumumab, along with data from the previous interim analysis, will be described by Professor Mikkel Østergaard, Department of Rheumatology, Copenhagen University Hospital on June 16, 2007. The abstract for the presentation will be available at www.eular.org in mid-May.

Genmab A/S and GlaxoSmithKline have a worldwide agreement to co-develop and commercialize ofatumumab.

About the study

A total of 226 patients with active RA who have previously failed one or more disease-modifying anti-rheumatic drugs (DMARDs) were enrolled in the Phase II study. Patients were randomized to one of 4 treatment groups (300 mg, 700 mg or 1000 mg of ofatumumab or placebo). Patients were permitted to continue therapy with stable doses of methotrexate and low dose prednisolone. ACR and EULAR responses were assessed in the primary intention-to-treat efficacy population at 24 weeks.

About Genmab A/S

Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new

NEW DATA ON GENMAB AND GLAXOSMITHKLINE'S OFATUMUMAB: PHASE II STUDY IN RHEUMATOID ARTHRITIS TO BE PRESENTED AT EULAR

therapeutic products. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

###

Genmab

Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

CONSTITUTION OF THE BOARD OF DIRECTORS IN GENMAB AND GRANT OF WARRANTS TO BOARD MEMBERS AND EMPLOYEES

Summary: Following Genmab A/S's Annual General Meeting held today April 19, 2007 the Company's Board of Directors met to constitute itself and furthermore decided to issue 372,400 warrants to members of the Board and employees of the company.

Copenhagen, Denmark; April 19, 2007 – Following Genmab A/S' (CSE: GEN) Annual General Meeting the Board convened and constituted itself with dr. Michael B. Widmer as Chairman and Anders Gersel Pedersen as Deputy Chairman. Furthermore, the Board decided to issue 372,400 warrants to new members of the Board, and employees of the company as well as the company's subsidiaries.

The exercise price for each warrant is DKK 364. Each warrant entitles the owner to subscribe one share of nominally DKK 1. On the basis of an exercise price of DKK 364 and by application of the Black-Scholes formula, the average value of each warrant can be calculated as DKK 157.73 based on an interest rate of 3.90% and the historical volatility of Genmab A/S shares calculated at 41.72%.

The warrants vest in blocks of 25% one, two, three and four years after the grant date, and all warrants expire at the tenth anniversary of the grant date. The new warrants were granted pursuant to the warrant plan adopted by the board on August 3, 2004. Information concerning Genmab's warrant schemes can be found on www.genmab.com under the heading 'warrant scheme.'

In accordance with Section 28a of the Danish Securities Trading Act, the following persons received the following number of warrants:

New members of the Board Burton G. Malkiel and Hans Henrik Munch-Jensen each received 25,000 warrants.

CONSTITUTION OF THE BOARD OF DIRECTORS IN GENMAB AND GRANT OF WARRANTS TO BOARD MEMBERS AND EMPLOYEES

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. At present, Genmab has multiple partnerships to gain access to disease targets and develop novel human antibodies including agreements with Roche and Amgen. A broad alliance provides Genmab with access to Medarex, Inc.'s array of proprietary technologies, including the UltiMAb® platform for the rapid creation and development of human antibodies to virtually any disease target. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-EGFr™; HuMax-Inflam™; HuMax-CD20™; HuMax-TAC™; HuMax-HepC™, HuMax-CD38™; HuMax-ZP3™; and UniBody™ are all trademarks of Genmab A/S.
UltiMAb® is a trademark of Medarex, Inc.

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

GENMAB INITIATES HUMAX-EGFR COMBINATION STUDY IN NON SMALL CELL LUNG CANCER

Summary: Genmab has initiated a Phase II study of HuMax-EGFr in combination with chemo-radiation to treat non small cell lung cancer.

Copenhagen, Denmark; April 12, 2007 – Genmab A/S (CSE: GEN) announced today it has initiated a Phase II study of HuMax-EGFr™ (zalutumumab) in combination with chemo-radiation to treat non small cell lung cancer (NSCLC). The study will include a maximum of 270 previously untreated patients with advanced NSCLC.

"We are excited to expand the HuMax-EGFr program into this new indication and hope that it may some day prove to be an effective treatment for lung cancer patients," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab.

About the trial

This open label study consists of two parts. Part 1 will include at least 24 patients divided into two sequential treatment groups. Patients in Group A will receive 2 cycles of induction chemotherapy in combination with weekly fixed doses of 8 mg/kg of HuMax-EGFr followed by 7 weekly 8 mg/kg doses of HuMax-EGFr in combination with radiotherapy. Pending satisfactory evaluation of safety data from Group A, patients in Group B will receive 2 cycles of induction chemotherapy in combination with HuMax-EGFr at individually titrated doses up to 16 mg/kg, based on the degree of skin rash the patient develops.

This will be followed by 7 weekly doses of HuMax-EGFr in combination with chemo-radiation.

Safety data from Part 1 of the trial will be evaluated to determine if it is safe to begin Part 2. There will be two treatment groups in Part 2 of the study. Patients will receive either 2 cycles of induction chemotherapy in combination with weekly doses of up to 16 mg/kg of HuMax-EGFr followed by 7 weekly doses of HuMax-EGFr in combination with chemo-radiation or 2 cycles of induction chemotherapy followed by chemo-radiation alone.

In both parts of the study, patients will be evaluated every 3 months until disease progression and every 4 weeks thereafter until death in accordance with the general methodology of trials in cancer patients.

The objective of the study is to evaluate the safety and efficacy of HuMax-EGFr in combination with chemo-radiation versus chemo-radiation alone in the treatment of advanced NSCLC. The primary endpoint of the study is progression free survival from randomization until disease progression or death.

About Non Small Cell Lung Cancer
NSCLC is the leading cause of cancer deaths in both men and women, with approximately 172,000 patients being diagnosed annually in the US. Almost 25% of newly diagnosed patients will have advanced (stage IIIA or IIIB) disease for which effective treatment options are few.

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. At present, Genmab has multiple partnerships to gain access to disease targets and develop novel human antibodies including agreements with Roche and Amgen. A broad alliance provides Genmab with access to Medarex, Inc.'s array of proprietary technologies, including the UltiMAb® platform for the rapid creation and development of human antibodies to virtually any disease target. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to

up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-EGFr™; HuMax-Inflam™; HuMax-CD20™; HuMax-TAC™; HuMax-HepC™, HuMax-CD38™; HuMax-ZP3™; and UniBody™ are all trademarks of Genmab A/S.
UltiMAb® is a trademark of Medarex, Inc.

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

GENMAB IN RESEARCH COOPERATION WITH THE DAHANCA-GROUP

Summary: Genmab initiates research cooperation with the Danish DAHANCA-group.

Copenhagen, Denmark; March 16, 2007 – Genmab A/S (CSE: GEN) announced today that Genmab initiates research cooperation with the Danish Head and Neck Cancer Group (DAHANCA). Under the cooperation Genmab will supply the fully human antibody HuMax-EGFr™ (zalutumumab) to a Phase III front line study of approximately 600 Head and Neck cancer patients run by the DAHANCA-group. The study will be financed by the DAHANCA-group, who is also responsible for negotiating the study protocol with authorities. Following finalization of the study protocol the DAHANCA-group will be responsible for running the study and subsequent publication of results. Genmab has all the rights to regulatory use of both safety and efficacy data from the study. Further details of the study are under negotiations by the DAHANCA-group.

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. At present, Genmab has multiple partnerships to gain access to disease targets and develop novel human antibodies including agreements with Roche and Amgen. A broad alliance provides Genmab with access to Medarex, Inc.'s array of proprietary technologies, including the UltiMAb® platform for the rapid creation and development of human antibodies to virtually any disease target. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could

cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

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Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

NEW INSIGHTS INTO NOVEL MECHANISMS OF ACTION OF GENMAB'S HUMAX-EGFR

Summary: Genmab has announced new insights into the novel mechanisms of action of HuMax-EGFr (zalutumumab).

Copenhagen, Denmark; March 12, 2007 – Genmab A/S (CSE: GEN) announced today new insights into the novel mechanisms of action of its antibody HuMax-EGFr™ (zalutumumab). By using Protein Tomography™, a relatively new technology which uses an electron microscope to view the three dimensional structure of proteins on the surface of cells, HuMax-EGFr was shown to lock the EGF receptor in an inactive conformation which prevents receptor activation and the binding of growth factors. Furthermore, HuMax-EGFr was shown to inhibit EGF receptor signaling by preventing receptor dimerization, the pairing of two receptor molecules which starts the signaling cascade. All of these mechanisms have the potential to interfere with cancer cell growth.

"Coupled with previous findings that HuMax-EGFr is able to induce potent ADCC and block growth factor binding to EGF receptors, these studies have given us greater insight into the novel way HuMax-EGFr works," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab.

These data will be presented by Genmab and Sidec Technologies AB, at the 3rd Novel Solution Seminar for Drug Creation and Development in Tokyo, Japan on March 12 and in Osaka, Japan on March 14, 2007.

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. At present, Genmab has multiple partnerships to gain access to disease targets and develop novel human antibodies including agreements with Roche and Amgen. A broad alliance provides Genmab with access to Medarex, Inc.'s array of proprietary technologies, including the UltiMAb® platform for the rapid creation and

development of human antibodies to virtually any disease target. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

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Genmab

Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

CAPITAL INCREASE IN GENMAB AS A RESULT OF EMPLOYEE WARRANT EXERCISE

Copenhagen, Denmark; February 14, 2007 – Genmab A/S (CSE: GEN) has decided to increase its share capital by 213,458 shares as a consequence of the exercise of employee warrants.

The increase is effected without any preemption rights for the existing shareholders of the company or others. The shares are subscribed in cash at the following prices per share of nominally DKK 1: 11,100 shares at DKK 33.70, 9,455 shares at DKK 37.00, 625 shares at DKK 51.50, 17,000 shares at DKK 59.00, 3,862 shares at DKK 62.50, 45,375 shares at DKK 86.00, 950 shares at DKK 89.50, 14,312 shares at DKK 97.00, 2,968 shares at DKK 101.00, 13,187 shares at DKK 114.00, 3,937 shares at DKK 116.00, 4,687 shares at DKK 130.00, 11,875 shares at DKK 139.50, 6,375 shares at DKK 183.00, 30,250 shares at DKK 190.00, and 37,500 shares at DKK 196.00. Proceeds to the company are approximately DKK 26.2 million (approx. USD 4.6 million). The increase corresponds to approx. 0.48 % of the company's share capital.

The new shares are ordinary shares without any special rights and are freely transferable negotiable instruments. The new shares shall give rights to dividends and other rights in relation to the company as of subscription, i.e. inter alia full rights to dividends for the financial year 2006. The new shares will be listed on the Copenhagen Stock Exchange after registration with the Danish Commerce and Companies Agency. Genmab A/S' current share capital amounts to DKK 44,119,557 and will after the capital increase be DKK 44,333,015. The capital increase is expected to be finalized shortly.

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. At present, Genmab has multiple partnerships to gain access to disease targets and develop novel human antibodies including agreements with Roche

and Amgen. A broad alliance provides Genmab with access to Medarex, Inc.'s array of proprietary technologies, including the UltiMAb® platform for the rapid creation and development of human antibodies to virtually any disease target. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-EGFr™; HuMax-Inflam™; HuMax-CD20™; HuMax-TAC™; HuMax-HepC™, HuMax-CD38™; HuMax-ZP3™; and UniBody™ are all trademarks of Genmab A/S.
UltiMAb® is a trademark of Medarex, Inc.

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Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

CAPITAL INCREASE IN GENMAB AS A RESULT OF EXECUTION OF PRIVATE PLACEMENT TO GLAXOSMITHKLINE

Copenhagen, Denmark; February 7, 2007 – Genmab A/S (CSE: GEN) hereby announces the direct placement of 4,471,202 ordinary Genmab A/S (the "Company" or "Genmab") shares of DKK 1 nominal value each at a subscription price of DKK 454.65 per share in a private placement (the "Placement") to Glaxo Group Limited "GSK". This Placement which is made in connection with the worldwide agreement to co-develop and commercialize HuMax-CD20 was originally announced on December 19, 2006.

Genmab's current share capital amounts to DKK 39,648,355 and will after completion of the capital increase be DKK 44,119,557.

It is expected that the new shares will be admitted for listing on the Copenhagen Stock Exchange on February 9, 2007 after registration with the Danish Commerce and Companies Agency.

The statutory private placement memorandum prepared in Danish in connection with the Placement has been approved by the Danish Financial Supervisory Authority and published in accordance with applicable rules.

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. At present, Genmab has multiple partnerships to gain access to disease targets and develop novel human antibodies including agreements with Roche and Amgen. A broad alliance provides Genmab with access to Medarex, Inc.'s array of proprietary technologies, including the UltiMAb® platform for the rapid creation and development of human antibodies to virtually any disease target. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

CAPITAL INCREASE IN GENMAB AS A RESULT OF EXECUTION OF PRIVATE PLACEMENT TO GLAXOSMITHKLINE

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

###



Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

GLOBAL AGREEMENT FOR HUMAX-CD20 RECEIVES ANTITRUST CLEARANCE

Copenhagen, Denmark; February 5, 2007 – Genmab A/S (CSE: GEN) announced today that the worldwide agreement to co-develop and commercialize HuMax-CD20™ (ofatumumab) entered into between Genmab and GlaxoSmithKline (GSK) has received antitrust clearance from the Federal Trade Commission and the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Act and is now final. This transaction was originally announced on December 19, 2006.

A private placement memorandum containing details of the issue of Genmab shares to GSK in connection with the agreement will be prepared in accordance with the applicable rules and regulations.

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. At present, Genmab has multiple partnerships to gain access to disease targets and develop novel human antibodies including agreements with Roche and Amgen. A broad alliance provides Genmab with access to Medarex, Inc.'s array of proprietary technologies, including the UltiMAb® platform for the rapid creation and development of human antibodies to virtually any disease target. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks

associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

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Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Sr. Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

GENMAB ANNOUNCES CHANGE IN BOARD OF DIRECTORS

Copenhagen, Denmark; January 31, 2007 – Genmab A/S (CSE: GEN) announced today that effective immediately, Irwin Lerner has resigned from Genmab's Board of Directors in light of his recently expanded responsibilities as Interim President and Chief Executive Officer of Medarex, Inc..

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. At present, Genmab has multiple partnerships to gain access to disease targets and develop novel human antibodies including agreements with Roche and Amgen. A broad alliance provides Genmab with access to Medarex, Inc.'s array of proprietary technologies, including the UltiMAb® platform for the rapid creation and development of human antibodies to virtually any disease target. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to

up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab®; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-EGFr™; HuMax-Inflam™; HuMax-CD20™; HuMax-TAC™; HuMax-HepC™, HuMax-CD38™; and UniBody™ are all trademarks of Genmab A/S.
UltiMAb® is a trademark of Medarex, Inc.

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Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel + 45 7020 2728
Fax + 45 7020 2729
CVR no. 2102 3884

Contact:

Helle Husted
Director, Investor Relations
T: +45 33 44 77 30
M: +45 25 27 47 13
E: hth@genmab.com

GENMAB'S FINANCIAL CALENDAR FOR 2007

Copenhagen, Denmark; January 2, 2007 – Genmab A/S (CSE: GEN) announces its financial calendar for 2007 as follows:

EVENT	DATE
Publication of the Preliminary Annual Report for 2006	Tuesday, February 13, 2007
Publication of the Annual Report for 2006	Thursday, March 29, 2007
Annual General Meeting 2007	Thursday, April 19, 2007
Publication of the Interim Report for the first quarter 2007	Tuesday, May 8, 2007
Publication of the Interim Report for the first half 2007	Tuesday, August 21, 2007
Publication of the Interim Report for the first nine months 2007	Tuesday, October 30, 2007

About Genmab A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. At present, Genmab has multiple partnerships to gain access to disease targets and develop novel human antibodies including agreements with Roche and Amgen. A broad alliance provides Genmab with access to Medarex, Inc.'s array of proprietary technologies, including the UltiMAb® platform for the rapid creation and development of human antibodies to virtually any disease target. In addition, Genmab has developed UniBody™, a new proprietary technology that creates a stable, smaller antibody format. Genmab has operations in Europe and the US. For more information about Genmab, visit www.genmab.com.

This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome

and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

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END